STEPTOE & JOHNSON LLP

ATTORNEYS AT LAW

082-00359


07027350

October 17, 2007


SEC MAIL PROCESSING
RECEIVED
OCT 17 2007
WASH, D.C.
209
SECTION

BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re: Impala Platinum Holdings Limited
SEC File No. 333-101728
Filing of Information in accordance with Exchange Act Rule 12g3-2(b)(1)(iii)

Ladies and Gentlemen:

On behalf of Impala Platinum Holdings Limited, a company incorporated under the laws of the Republic of South Africa (the "Company"), we are furnishing the attachments to this letter to the United States Securities and Exchange Commission (the "SEC") in accordance with Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The attachments represent information and documents made public by the Company that is encompassed within Exchange Act Rule 12g3-2(b)(1)(i)(A), (B) or (C). Exhibit A to this letter contains a list of the information and documents reflected in such attachments.

Please be advised that the Company has submitted a letter, addressed to Paul M. Dudek, dated July 11, 2007, communicating that the Company has elected to electronically publish, in English, the information required under Rule 12g3-2(b)(1)(i)(A), (B) and (C), on an ongoing basis, on the Company's Internet website (www.implats.co.za) in lieu of continuing to furnish such information to the SEC in paper format. The attachments to this letter pre-date such election and are intended to complete the SEC's file with all information encompassed by the rule.

The enclosed information and documents are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 10/19

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed envelope.

If the SEC staff has any questions regarding the foregoing, please contact the undersigned at (202) 429-6261.

Very truly yours,

Donald H. Meiers

Enclosures

cc: Ms. Dawn Earp/Ms. Brenda Berlin (w/o enclosures)
Impala Platinum Holdings Limited
No. 2 Fricker Road
Illovo 2196
Private Bag X18
Northlands 2116
South Africa

Mr. Phil Dexter (w/o enclosures)
St James Corporate Services Limited
6 St James Place
LONDON
SW1A 1NP
United Kingdom

Deutsche Bank AG London (w/o enclosures)
Winchester House
1 Great Winchester Street
LONDON
EC2N 2 DB
United Kingdom

IMPALA PLATINUM HOLDINGS LIMITED

Sponsored Level I ADR Program

Exhibits furnished to the
United States Securities and Exchange Commission
in accordance with Rule 12g3-2(b)(1)(iii) under
the United States Securities Exchange Act of 1934

VOLUME 1

October 17, 2007

EXHIBIT INDEX

Volume 1 of 2

Exhibit 1	Tab #	Financial Information
	1	Consolidated annual results for year ended 30 June 2006 (Audited)
	2	Consolidated annual results for year ended 30 June 2005 (Audited)
	3	Consolidated annual results for year ended 30 June 2004 (Audited)
	4	Consolidated interim results for the six months ended 31 December 2006 (Unaudited)
	5	Consolidated interim results for the six months ended 31 December 2005 (Unaudited)
	6	Consolidated interim results for the six months ended 31 December 2004 (Unaudited)
	7	Consolidated interim results for the six months ended 31 December 2003 (Unaudited)
	8	Consolidated interim results for the six months ended 31 December 2002 (Unaudited)

Exhibit 2	Tab #	Announcements regarding Director Appointments, Retirements and Resignations
	1	Appointment of Fatima Jakoet as a non-executive director, effective 22 August 2007
	2	Appointment of Steve Phiri as a non-executive director, effective 11 June 2007
	3	Retirement of CE Markus, effective 31 March 2007
	4	Resignation of KH Rumble as executive director, effective 13 October 2006
	5	Appointment of Shadwick Bessit as an executive director, effective 24 November 2005
	6	Resignation of DM O'Connor as non-executive director, effective 18 February 2005
	7	Retirement of MF Pleming, effective 31 December 2004
	8	Resignation of Sifiso Dabengwa as a director, effective 1 November 2004
	9	Resignation of Peter Joubert, effective at conclusion of Annual General Meeting on 29 October 2004
	10	Appointment of Dr. K. Mokhele as a non-executive director, effective 1 June 2004
	11	Appointment of Dr. FJP Roux as a non-executive director, effective 10 May 2004
	12	Appointment of NDB Orleyn as a non-executive director, effective 1 April 2004
	13	Appointment of L van Vught and RSN Dabengwa as non-executive directors, effective 1 January 2004
	14	Appointment of LJ Paton as an executive director, effective 22 August 2003
	15	Appointment of Thabo Mokgatlha as a director, effective 20 June 2003

16	Appointment of Thabo Mokgatlha as alternate director to Kgosi Leruo Molotlegi, effective 21 February 2003
17	Appointment of Peter Joubert as non-executive chairman, effective 6 June 2002
18	Resignation of Michael McMahon as non-executive chairman, effective 25 June 2002

Exhibit 3	Tab #	Announcements regarding Officer Appointments, Resignations
	1	Resignation of Greg Sebborn as Chief Executive Office, with effect from 31 August 2007
	2	Appointment of Dawn Earp as Chief Financial Officer, effective 1 March 2007
	3	Resignation of KH Rumble as Chief Executive Officer, effective 31 December 2006; appointment of David Brown as Chief Executive Officer, effective 1 September 2006
	4	Appointment of Mike Teke as Human Resources Executive at the Company's Head Office, effective 1 April 2005, and Shadwick Bessit, as Operations Executive: Rustenburg, effective 1 June 2005
	5	Appointment of Bob Gilmour as head of internal Investor Relations function, effective 1 April 2005
	6	Appointment of R Mahadevey as Company Secretary, effective 1 May 2004

Exhibit 4	Tab #	Announcements regarding Dealings in Securities of Directors and Officers, per JSE Securities Exchange, South Africa, Listing Requirements
	1	Purchase of options by LJ Paton, director. Date of transaction: 4 September 2007
	2	Purchase of options by DH Brown, director. Date of transaction: 25 June 2007
	3	Sale of options and ordinary shares by LJ Paton, director. Date of transaction: 16 May 2007
	4	Sale of options by R Mahadevey, Group Secretary. Date of transaction: 2 April 2007
	5	Purchase of options by DH Brown, director. Date of transaction: 9 March 2007
	6	Exercise of options by S Bessit, director. Date of transaction: 28 February 2007
	7	Purchase of options by LJ Paton, director. Date of transaction: 26 February 2007
	8	Exercise of options by LJ Paton, director. Date of transaction: 21 February 2007
	9	Sale of options by S Bessit, director. Date of transaction: 5 December 2006
	10	Sale of ordinary shares by CE Markus, director. Date of transaction: 30 November 2006
	11	Purchase of European put option and sale of European call option by KC Rumble, executive director. Date of transactions: 22 September 2006
	12	Purchase of options by KC Rumble, director. Date of transaction: 8 September 2006
	13	Purchase of options by CE Markus, director. Date of transaction: 8 September 2006
	14	Purchase of options by LJ Paton, director. Date of transactions: 5 September 2006

15	Purchase of options by DH Brown, director. Date of transaction: 4 September 2006
16	Purchase of a European put option and sale of a European call option by the Rumble Family Trust, an affiliate of Keith Rumble, Chief Executive Officer. Date of transactions: 27 June 2006
17	Purchase of options by KC Rumble, director. Date of transaction: 22 June 2006
18	Sale of ordinary shares and options by LJ Paton, director. Date of transactions: 11 May 2006
19	Sale of ordinary shares by CE Markus, director. Date of transaction: 10 May 2006
20	Sale or ordinary shares by LJ Paton, director. Date of transaction: 9 May 2006
21	Sale of ordinary shares by LJ Paton, director. Date of transaction: 11 April 2006
22	Sale of ordinary shares by DH Brown, director. Date of transaction: 6 April 2006
23	Sale of options by R Mahadevey, Group Secretary. Date of transaction: 3 April 2006
24	Sale of ordinary shares by KC Rumble, director. Date of transaction: 16 March 2006
25	Purchase of options by LJ Paton, director. Date of transactions: 24 February 2006
26	Purchase of options by CE Markus, director. Date of transactions: 21 February 2006
27	Purchase of options by KC Rumble, director. Date of transaction: 20 February 2006
28	Purchase of options by KC Rumble, director. Date of transaction: 16 February 2006
29	Sale of options by KC Rumble, director. Date of transaction: 1 November 2005

30	Sale of options by DH Brown, director. Date of transactions: 8 September 2005
31	Sales of options by KC Rumble, director. Date of transactions: 7 September 2005
32	Sale of options by CE Markus, director. Date of transactions: 2 September 2005
33	Sale of options by DH Brown, director. Date of transaction: 31 August 2005
34	Sale of options by KC Rumble, director. Date of transaction: 6 June 2005
35	Sale of options by CE Markus, director. Date of transactions: 27 May 2005
36	Sale of options by DH Brown, director. Date of transactions: 23 May 2005
37	Sale of options by LJ Paton, director. Date of transactions: 18 May 2005
38	Sale of options by CE Markus, director. Date of transactions: 11 November 2004
39	Purchase of ordinary shares by a trust affiliate of LV van Vught, director. Date of transaction: 9 November 2004
40	Sale of options by KC Rumble, director, and by LJ Paton, director. Date of transactions: 5 November 2004
41	Sale of options by DH Brown, director. Date of transactions: 27 October 2004
42	Sale of options by KC Rumble, director, CE Markus, director, and AM Snashall, Company Secretary. Date of transactions: 5 September 2003
43	Sale of ordinary shares by LJ Paton, director. Date of transaction: 3 September 2003
44	Exercise and sale of options by DH Brown, director. Date of transactions: 29 August 2003

45	Sale of options by KC Rumble, director. Date of transaction: 16 July 2003
46	Exercise and purchase of options by DH Brown, director. Date of transactions: 14 March 2003
47	Exercise and purchase of options by DH Brown, director. Date of transaction: 27 February 2003
48	Sale of options by DH Brown, director. Date of transaction: 10 September 2002
49	Sale of options by DH Brown, director. Date of transaction: 28 August 2002
50	Purchase of options by CE Markus, director. Date of transactions: 23 August 2002
51	Exercise and sale of options by DH Brown, director. Date of transaction: 19 March 2002. Sale of ordinary shares and purchase of options by CE Markus, director. Date of transactions: 14 March 2002
52	Sale of ordinary shares by DH Brown, director. Date of transaction: 21 December 2001

Exhibit 1

CONSOLIDATED ANNUAL RESULTS FOR YEAR ENDED 30 JUNE 2006 (AUDITED)

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
Registration No. 1957/001979/06
Share code: IMP
ISIN: ZAE000003554
Issuer code: IMPO
LSE: IPLA
ADR: IMPUY
("Implats" or "the company")

Consolidated annual results for the year ended 30 June 2006 (Audited)

- Safety levels at record lows
- Gross platinum production steady at 1.846 million ounces
- Record production at Impala Platinum of 1.125 million ounces
- Sales up by 40% to record R17.5 billion
- Headline earnings per share up 39%
- Final dividend of R22.00 per share

Balance Sheet

(All amounts in Rand millions unless otherwise stated)	**As at 30 June 2006**	As at 30 June 2005
ASSETS		
Non-current assets		
Property, plant and equipment	**12,270.1**	10,035.1
Investment in associates	**1,167.9**	901.2
Available-for-sale financial investments	**761.1**	276.4
Held-to-maturity investments	**108.2**	99.3
Other receivables	**611.3**	609.2
	14,918.6	11,921.1
Current Assets		
Inventories	**2,936.0**	1,721.1
Trade and other receivables	**3,585.6**	3,189.9
Cash and cash equivalents	**1,864.4**	3,984.3
	8,386.0	8,895.3
Total assets	**23,304.6**	20,816.4
EQUITY		
Capital and reserves attributable to the equity holders of the holding company		
Share capital	**362.6**	120.4
Other reserves	**114.0**	(506.1)
Retained earnings	**13,373.5**	14,496.0
Ordinary shareholders interest	**13,850.1**	14,110.3
Minority interest	**214.8**	159.8
Total equity	**14,064.9**	14,270.1
LIABILITIES		
Non-current liabilities		
Borrowings	**11.3**	-
Deferred income tax liabilities	**2,922.8**	2,381.1
Provision for employee benefit obligations	**187.5**	64.6
Provision for future rehabilitation	**335.4**	234.9
Derivative financial instruments	**38.2**	-
	3,495.2	2,680.6
Current liabilities		
Trade and other payables	**4,741.1**	3,582.4
Current income tax liabilities	**926.9**	280.0
Borrowings	**11.3**	3.3
Derivative financial instruments	**65.2**	-
	5,744.5	3,865.7
Total liabilities	**9,239.7**	6,546.3
Total equity and liabilities	**23,304.6**	20.816.4

Income Statement

(All amounts in Rand millions unless otherwise stated)	Year ended 30 June 2006	Change %	Year ended 30 June 2005
Sales	17,500.2	39.5	12,540.8
On-mine operations	(4,722.7)		(4,109.5)
Concentrating and smelting operations	(1,129,6)		(1,043.3)
Refining operations	(545.2)		(502.1)
Amortisation of mining assets	(622.5)		(628.8)
Metals purchased	(4,326.2)		(2,488.9)
Increase in metal inventories	1,161.0		454.8
Cost of sales	(10,185.2	(22.5)	(8,317.8)
Gross profit	7,315.0		4,223.0
Net foreign exchange transaction gains	177.8		32.5
Other operating expenses	(340.0)		(318.9)
Other (expenses)/income	(147.6)		292.2
Other gains – net	303.8		249.8
Finance costs	(58.5)		(54.3)
Share of profit of associates	114.8		203.7
Royalty expense	(851.8)		(414.9)
Profit from sale of investment in Lonplats	-		3,155.0
BEE compensation charge	(95.3)		-
Reversal of impairment/(impairment) of assets	583.1		(1,033.8)
Profit before tax	7,001.3	10.5	6,334.3
Income tax expense	(2,616.2)		(1,080.4)
Profit for the year	4,385.1	(16.5)	5,253.9
Profit attributable to:			
Equity holders of the company	4,345.4		5,237.6
Minority interest	39.7		16.3
	4,385.1		5,253.9
Earnings per share (expressed in cents per share)			
- basic	6,607	(16.6)	7,920
- diluted	6,589	(16.7)	7,914
Dividends to group shareholders (expressed in cents per share)			
- final dividend June 2006/5 proposed	2,200	22.2	1,800
- interim dividend December 2005/4 paid	1,000	100	500
- special dividend paid	5,500		-
	8,700		2,300

Summary of Business Segments

For the Year ended 30 June 2006

(All amounts in Rand millions, unless otherwise stated)	Mining segment								
	Impala	Marula	Zimplats	Mimosa	Total mining segment	Refining services segment	Investment and other segment	Inter segment adjustment	Total
Total sales	16,864.9	511.1	1,037.9	436.0	18,849.9	6,221.6	-	(7,571.3)	17,500.2
Cost of sales	10,926.3	416.2	606.2	207.0	12,155.7	5,336.5	-	(7,307.0)	10.185.2
Gross profit	5,938.6	94.9	431.7	229.0	6,694.2	885.1	-	(264.3)	7,315.0
Profit for the year	3,350.3	402.6	305.1	174.8	4,232.8	715.0	(355.0)	(207.7)	4,385.1

For the Year ended 30 June 2005

(All amounts in Rand millions, unless otherwise stated)	Mining segment								
	Impala	Marula	Zimplats	Mimosa	Total mining segment	Refining services segment	Investment and other segment	Inter segment adjustment	Total
Total sales	12,040.6	237.0	696.1	304.8	13,278.5	4,072.3	-	(4,810.0)	12,540.8
Cost of sales	8,507.8	360.4	557.3	214.1	9,639.6	3,460.5	-	(4,782.3)	8.317.8
Gross profit	3,532.8	(123.4)	138.8	90.7	3,638.9	611.8	-	(27.7)	4,223.0
Profit for the year	2,077.0	(955.4)	131.4	94.7	1,347.7	538.2	3,395.7	(27.7)	5,253.9

Statement of Changes in Shareholders' Equity

(All amounts in rand millions unless otherwise stated)	Attributable to equity holders of the Company Share capital	Other reserves	Retained earnings	Total	Minrority Interest	Total equity
Balance at 30 June 2004	657.9	(626.3)	10,653.2	10,684.8	128.1	10,812.9
Fair value gains, net of tax:						
- Available-for-sale financial investments		76.6		76.6		76.6
Currency translation differences, net of tax		72.6		72.6	8.6	81.2
Net income recognised directly in equity		149.2		149.2	8.6	157.8
Profit for the year			5,237.6	5,237.6	16.3	5,253.9
Total recognised income for 2005		149.2	5,237.6	5,386.8	24.9	5,411.7
Employee share option scheme:						
- Proceeds from shares issued	53.3			53.3		53.3
- Fair value of employee service	22.3			22.3		22.3
Purchase of treasury shares by subsidiary	(613.1)			(613.1)		(613.1)
Final dividend relating to 2004			(1,062.6)	(1,062.6)		(1,062.6
Interim dividend relating to 2005			(332.2)	(332.2)		(332.2)
Transactions with minorities:						
- Purchase of additional shares in Zimplats Holdings Limited		(29.0)		(29.0)	6.8	(22.2)
	(537.5)	(29.0)	(1,394.8)	(1,961.3)	6.8	(1,954.5)
Balance at 30 June 2005	120.4	(506.1)	14,496.0	14,110.3	159.8	14,270.1
Fair value gains, net of tax:						
- Available-for-sale financial investments		414.4		414.4		414.4
Currency translation differences, net of tax		110.7		110.7	16.3	127.0
Net income recognised directly in equity		525.1		525.1	16.3	541.4
Profit for the year			4,345.4	4,345.4	39.7	4,385.1
Total recognised income for 2006		525.1	4,345.4	4,870.5	56.0	4,926.5
Employee share option scheme:						
- Proceeds from shares issued	213.9			213.9		213.9
- Par value of employee service	28.3			28.3		28.3
Final dividend relating to 2005			(1,181.9)	(1,181.9)		(1,181.9)
Interim dividend relating to 2006			(661.9)	(661.9)		(661.9)
Special dividend			(3,624.1)	(3,624.1)		(3,624.1)
Share in revaluation reserve of associate		0.2		0.2		0.2
BEE compensation charge from sale of shares in Marula Platinum (Pty) Limited		95.3		95.3		95.3
Transactions with minorities:						
- Purchase of additional shares in Zimplats Holdings Limited		(0.5)		(0.5)	(1.0)	(1.5)
	242.2	95.0	(5,467.9)	(5,130.7)	(1.0)	(5,131.7)
Balance at 30 June 2006	362.6	114.0	13,373.5	13,850.1	214.8	14,064.9

Cash Flow Statement

(All amounts in rand millins unless otherwise stated)	Year ended 30 June 2006	Year ended 30 June 2005
Cash flows from operating activities		
Cash generated by operations	6,497.0	3,755.5
Interest paid	(40.4)	(37.4)
Income tax paid	(1,553.9)	(931.1)
Net cash from operating activities	4,902.7	2,787.0
Cash flows from investing activities		
Increase in shareholding in subsidiary	(1.5)	(22.2)
Purchase of property, plant and equipment	(2,176.7)	(1,995.5)
Proceeds from sale of property, plant and equipment	101.7	31.9
Increase in investments in associates	(151.7)	(82.3)
Payment received from associate on shareholders loan	-	22.1
Disposal of investment in associate	-	4,919.8
Loans granted	-	(617.5)
Loan repayments received	36.5	41.7
Interest received	356.3	200.1
Dividends received	10.9	1.0
Net cash (used in)/ generated from investing activities	(1,824.5)	2,499.1
Cash flows from financing activities		
Issue of ordinary shares	213.9	53.3
Purchase of treasury shares by subsidiary	-	(613.1)
Proceeds from/(repayments of) short-term borrowings	6.9	(548.1)
Proceeds from long-term borrowings	10.2	
Dividends paid to company's shareholders	(5,467.9)	(1,394.8)
Net cash used in financing activities	(5,236.9)	(2,502.7)
Net (decrease)/increase in cash and cash equivalents	(2,158.7)	2,783.4
Cash and cash equivalents at beginning of year	3.984.3	1,187.0
Effects of exchange rate changes on monetary assets	38.8	13.9
Cash and cash equivalents at end of year	1,864.4	3,984.3

Notes

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), the South African Companies Act and the regulations of the JSE Limited and are prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial investments, and financial assets and financial liabilities (including derivative instruments) at fair value through the income statement or the statement of changes in equity. The principal accounting policies used by the group are consistent with those of the previous year, unless otherwise stated.

Changes in accounting policies

The group has adopted the following accounting standards and interpretations of standards (IFRIC) as at 1 July 2005:

- IAS 16 Property, plant and equipment (revised) - impact described below
- IAS 21 The effects of changes in foreign exchange rates (revised) - no impact

- IAS 39 Financial Instruments: Recognition and Measurements (revised) – no impact
- IFRS 4 Insurance contracts - no impact
- IFRS 5 Non-current Assets Held for Sale and Discontinued Operations – no impact
- IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment - no impact
- IFRIC 7 Applying the Restatement Approach under IAS 29 (Financial Reporting in Hyperinflationary Economies) - no impact
- IFRIC 8 Scope of IFRS 2 (Share Based Payments) and AC 503 Accounting for BEE Transactions - impact described below
- IFRIC 9 Reassessment of Embedded Derivatives - no impact

IAS 16 Property, plant and equipment

The adoption of IAS16 (revised) requires the group to identify significant components of property, plant and equipment and to annually reassess the remaining useful lives and residual values of tangible assets at each financial year end. Any reassessment performed is applied prospectively and requires the depreciation charge to be amended for current and future periods only. The group changed the fixed period amortisation for certain assets to the remaining useful lives as the basis for amortisation. The rehabilitation assets have been included in determining the cost of tangible assets. The prospective adoption of this standard has not resulted in a material change in the amortisation charge for the year.

IFRIC 8 Scope of IFRS 2 (Share Based Payments) and AC 503 Accounting for BEE Transactions

Transactions with BEE entities involving the granting or selling of shares at a price less than their fair value are expensed through the income statement as a share-based payment charge. The impact on these financials statements is reflected in the income statement as a BEE compensation charge of R95.3 million in the current year resulting in a reduction in earnings per share of 145 cents.

The financial statements have been audited by PricewaterhouseCoopers Inc whose unqualified opinion is available for inspection at the registered office of Implats.

Headline earnings per share (cents)

	2006	% Change	2005
- basic	**6,006**	38.9	4,325
- diluted	**5,989**	38.6	4,322

The calculation of headline earnings per share is derived from profit of R4,345.4 million (2005: R5,237.6 million) adjusted for any non-operational gainsand losses (net of tax), divided by the weighted average number of shares in issue. Adjustments to profit were made for sale of prospecting right (R95.7 million), sale of investment (R5.2 million), impairment write back (R421.6 million) and investment written off R127.1 million. (2005: impairment of assets R849.8 million, sale of a toll refining contract (R72.1 million) and profit on sale of Lonplats (R3,155.0 million)).

During the year under review, the group acquired a further 0.1 million (2005: 1.3 million) shares in Zimplats Holdings Limited for an amount of R1.5 million (2005: R22.2 million) (AU$ 0.3 million (2005: AU $4.8 million)).

Capital expenditure approved at 30 June 2006 amounted to R11,856.2 million (2005: R9,473.4 million) of which R2,338.6 million (2005: R2,595.5 million) is already contracted. This expenditure will be funded internally and if necessary, from borrowings.

Contingent liabilities and guarantees

At year end the group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

Guarantees

	2006	2005
Related party contingencies		
Aquarius Platinum (South Africa) (Proprietary) Limited	-	146.3
Two Rivers Platinum (Proprietary) Limited	**210.6**	0
Collateral security for employee hoursing and loans	**2.7**	3.2
Withholding tax on dividends	-	16.0
Department of Minerals and Energy	**296.9**	288.0
Eskom	**17.2**	17.2
Registrar of Medical Aids	**5.0**	5.0
Total guarantees	**532.4**	475.7

Contingencies

Impala Platinum Limited has received a notice from the South African Revenue Services (SARS) that it will disallow an amount in respect of the 1999 financial year for the prepaid royalty to the Royal Bafokeng Nation. An amount of R159.2m consisting of penalties and interest was levied by the tax authorities. An official objection has been lodged by the company which maintains its position that this amount is not due to SARS.

BTX Mining, a contract miner for Barplats Limited, has lodged a claim for an amount of R49.0 million against Impala Platinum Limited following the closure of the Barplats Mine. The company maintains its position that the claim lacks merit and therefore no amount is due to BTX Mining. Due to the uncertainties regarding the timing and amounts, if any, potential outflows cannot be quantified.

Operating Statistics

For the year ended 30 June	**2006**	2005	Variance %
Gross refined production			
Platinum ('000 oz)	**1,846**	1,848	(0.1)
Palladium ('000 oz)	**989**	1,029	(3.9)
Rhodium ('000 oz)	**242**	234	3.4
Nickel ('000 t)	**15.6**	16.0	(2.5)
Impala refined production			
Platinum ('000 oz)	**1,125**	1,115	0.9
Palladium ('000 oz)	**492**	515	(4.5)
Rhodium ('000 oz)	**129**	130	(0.8)
Nickel ('000 t)	**7.9**	7.9	-
IRS refined production			
Platinum ('000 oz)	**721**	733	(1.6)
Palladium ('000 oz)	**497**	514	(3.3)
Rhodium ('000 oz)	**113**	104	8.7
Nickel ('000 t)	**7.7**	8.1	(4.9)
IRS returned metal (Toll refined)			
Platinum ('000 oz)	**246**	246	-
Palladium ('000 oz)	**190**	160	18.8
Rhodium ('000 oz)	**42**	54	(22.2)
Nickel ('000 t)	**2.2**	1.9	15.8
Group consolidated statistics			
Exchange rate: (R/$)			
Closing rate on 30 June	**7.16**	6.66	7.5
Average rate achieved	**6.37**	6.20	2.7
Free market price per platinum ounce sold ($/oz)	**1,791**	1,304	27.3
Revenue per platinum ounce sold ($/oz)	**1,721**	1,279	34.6
(R/oz)	**10,963**	7,930	38.2
Prices achieved			
Platinum ($/oz.)	**988**	840	17.6
Palladium ($/oz.)	**258**	208	24.0
Rhodium ($/oz.)	**3,015**	1,217	147.7
Nickel ($/t)	**15,343**	14,592	5.1
Sales volumes			
Platinum ('000 oz.)	**1,582**	1,562	1.3
Palladium ('000 oz.)	**896**	826	8.5
Rhodium ('000 oz.)	**193**	177	9.0
Nickel ('000 t)	**14.8**	14.6	1.4
Financial ratios			
Gross margin achieved (%)	**41.8**	33.7	24.0
Return on equity* (%)	**28.0**	26.8	4.5
Return on assets* (%)	**26.5**	24.0	10.4
Current ratio	**1.5:1**	2.3:1	(34.8)
Operating indicators			
Tonnes milled ex-mine ('000 t)	**20,197**	19,315	4.6
PGM refined production ('000 oz)	**3,490**	3,549	(1.7)
Capital expenditure (Rm)	**2,248**	1,992	12.9
($m)	**352**	322	9.3
Group unit cost per platinum ounce (R/oz)	**5,032**	4,548	(10.6)
($.oz)	**788**	735	(7.2)
Impala business segment			
Tonnes milled ex mine ('000 t)	**16,441**	15,778	4.2
Total cost per tonne milled(R/t)	**325**	300	(8.3)
Total cost per tonne milled ($/t)	**51**	49	(4.1)
PGM refined production ('000 oz)	**2,003**	2,062	(2.9)
Cost per PGM ounce refined (R/oz)	**2,666**	2,298	(16.0)

($/oz)	**417**	371	(12.4)
Cost per platinum ounce refined			
Total cost of operations (R/oz)	**4,745**	4,251	(11.6)
($/oz)	**743**	687	(8.2)
Net of revenue received for other metals (R/oz)	**812**	1,872	56.6
($/oz)	**127**	302	57.9
Capital expenditure (Rm)	**1,601**	1,693	5.4
($m)	**250**	274	8.8
Total Impala labour complement ('000)	**26.9**	26.9	-
m2 per stoping employee (m2/empl)	**38.0**	40.1	(5.2)

Extracts from the Annual Report

SAFETY

The group continued to make steady progress in reducing workplace injuries and achieved a lost time injury frequency rate (LTIFR) at 3.41 per million manhours and a fatal injury frequency rate (FIFR) at 0.063 per million manhours which are at all time lows.

Over the past five years, both the LTIFR and FIFR have improved by approximately 60%. In the past financial year, LTIFR improved at all Implats' operations with the exception of Zimplats, which nevertheless remains the best performer in the group with respect to safety.

It is however with regret that Implats reports that during the past year seven fatalities occurred at Impala Platinum of which three were caused by falls of ground. Behaviour-based safety initiatives and a continued focus on reducing injuries caused by falls of ground through improved understanding of rock engineering and support systems remain the cornerstones of safety initiatives within the Group, and particularly at deep-level mining operations. Renewed efforts will be required to drive Implats towards its long term goal of zero injuries.

PERFORMANCE

The strength of the market for platinum group metals (PGMs) continued unabated, particularly for platinum and rhodium. The price of platinum reached an all-time high of $1,335 per ounce in May 2006, while rhodium exceeded $6,000 per ounce in the same month. Dollar revenues per platinum ounce sold rose by 35%, while rand revenues were 38% higher owing to the depreciation of the local currency.

Key operating and financial performance indicators pertaining to the business for the period under review are:

- Gross platinum production was virtually unchanged at 1.846 million ounces, with 1.125 million ounces (61%) deriving from the Impala lease area.

- Sales were up 40% on FY2005, reaching a record R17.5 billion ($2.7 billion). This was as a result of strong dollar metal prices.

- The average rand/dollar exchange rate was R6.37/$ for the year, with the closing rand:dollar exchange rate at R7.16/$.

- Cost of sales rose by 22% mainly due to the higher costs of metals purchased.

- Group unit cost per platinum ounce refined excluding share based payments was up 8.7% over the period, in part as a result of a 6.5% wage and benefits increase granted at Impala Platinum during the period, and aggravated by lower than expected grade and extra costs associated with the 4.6% increase in tonnes milled.

- Profit decreased year-on-year to R4.4 billion ($693 million) due to the impact of the extraordinary profit from the Lonplats sale in the previous year.

- Headline earnings per share rose by 39% to 6,006 cents per share (949 US cents per share, which is an increase of 37% in dollar terms).

- Gross margins for the Group improved to 42% from 34% in the previous year, while Impala Platinum improved to 53%.

Black Economic Empowerment

Black Economic Empowerment (BEE) has been a key focus for the Group during the year.

At the Impala Platinum level, the company has entered into three separate transactions to enable it to achieve BEE equity ownership of an estimated 26%. These are:

- The sale of our stake in Lonplats' Eastern and Western Platinum mines in September 2004 which led directly to the creation of Incwala Resources, a BEE-resources company.

- The transaction with Royal Bafokeng Resources (RBR), our long-term partner, in December 2005 whereby the RBR will ultimately hold approximately a 9% stake in Implats. A great deal of effort has gone into making this transaction stand out from other BEE deals, making it sustainable, providing the RBR with access to cash flows from the outset and ensuring that it is broad-based.

- The creation of an Employee Share Ownership Programme (ESOP) which ensures that some 28,000 lowest level employees will have a direct interest in the equity of Implats.

Once these transactions have all been completed, the BEE stake at the Impala Platinum level will exceed the 26% required by South African minerals legislation.

At Marula Platinum, agreements have been signed with three BEE-representative entities, namely Tubatse Platinum, the Marula Community Trust and Mmakau Mining, to acquire a combined 22.5% stake in the operation. This falls just short of the target of 26% BEE ownership by 2014. Once again, every effort has been made to ensure that this transaction is affordable, sustainable and broad-based.

OPERATIONS

Impala Platinum

Record production of 1.125 million platinum ounces was achieved which was about 30,000 platinum ounces less than expected owing to lower than expected grades, slower-than-expected improvements in mining efficiencies and the loss of three shifts in the second half of the year due to union confederation Cosatu's national stayaway.

Mill grades deteriorated by 4% from the previous year, due to failure to improve overall dilution required to offset the lower grade from the increased mechanised tonnage. Furthermore, the expected benefits from in-stope drill jigs have not yet fully materialised as the learning curve related to their implementation appears now to be longer than had been planned.

Good progress is being made with the 16 and 20 shaft projects to ensure continued annual production of between 1.1 to 1.2 million platinum ounces per annum. The last of the third generation shafts, 20 shaft, will reach full production of 185,000 tonnes per month in 2011 (166,000 ounces of platinum annually), while 16 shaft, the first of the fourth generation shafts will produce 225,000 tonnes per month (192,000 ounces of platinum annually) at full production in 2015. Implats' total capital investment in these two shafts will amount to R6.6 billion.

Conceptual investigations are currently underway at Impala Platinum's Mineral Processing and Refining operations that could ultimately increase smelter capacity to 2.8 million ounces of platinum per annum at an estimated cost of R750 million. In March 2006, the company announced that it would embark on a R150 million capital upgrade of the No 4 furnace, bringing total nameplate capacity of 2.3 million ounces per annum, and allowing for both planned and unplanned furnace maintenance periods.

Impala Platinum's Refineries continued to deliver an excellent performance, notonly for Impala, but also for Impala Refining Services (IRS), which markets and sells the excess capacity not used by Impala. Expansion of the Precious Metals Refinery from 2.0 to 2.3 million ounce nameplate capacity at a cost of R50 million is currently underway, as is a feasibility study to increase the Base Metals Refinery's capacity from 2.0 to 2.3 million ounces of platinum per annum.

Marula

Steady progress is being made at Marula Platinum with production of platinum-in-concentrate up by 34% on last year although this was admittedly at a slower rate than had been anticipated. The implementation of the off-reef development plan is exceeding expectations and is four months ahead of schedule. Plans remain on schedule to achieve full production by the end of the 2009 financial year.

Two Rivers

The Two Rivers Platinum mine, which commenced mining this year, will reach full production in 2008 and will provide significant additional growth to Implats' portfolio

over the next five years. Its rapid ramp up to full production has been a credit to our partners at African Rainbow Minerals Limited (ARM), and to the combined ARM/Implats team that has been involved in the project. This mine will produce about 120,000 ounces of platinum per annum, over a 20-year life-of-mine. The decision to undertake trial mining prior to startup has enabled management to determine the optimal mining method for the orebody.

Zimplats

Implats' conservative and consistent approach to its operations in Zimbabwe was rewarded in May 2006 when, following extensive negotiations with the Government of Zimbabwe, Implats' subsidiary Zimplats was able to reach agreement with the Government on the release by Zimplats of a portion of its mining claims (some 36% of the company's resource base on the Great Dyke, equivalent to 51 million ounces of platinum) in exchange for a combination of empowerment credits and cash. In return, the company expects to receive security of tenure in respect of Zimplats' long-term expansion programme in terms of a special mining lease regime which will allow for operations of at least 1 million ounces of platinum per annum over a 50-year life-of-mine.

The Zimplats and Implats boards announced the immediate approval of Phase 1 of the long-term expansion plan, and the replacement of the remaining opencast operation with underground operations. The simultaneous development of two new underground mines at Ngezi, the further transition of existing opencast operations to underground mines and the construction of a 1.5 million-tonne per annum concentrator at Ngezi will require the investment of US$258 million.

Platinum production is set to rise from the current level of 90,000 ounces per annum to 160,000 ounces per annum by FY2010. In addition, the mine will create1,200 new direct jobs, plus an estimated 3,000 contractor jobs during the three-year construction phase.

Mimosa

Mimosa Platinum is a highly profitable operation and the decision by joint venture partners Implats and Aquarius to proceed with a US$14 million expansion to increase production to 85,000 platinum ounces per annum has already been vindicated. Incremental expansion at this operation continues to be considered.

Impala Refining Services

Although production at Impala Refining Services (IRS) declined marginally, financially, its performance exceeded expectations, increasing by 53% and contributing 18% to group headline profit. IRS benefited from improved deliveries from Marula Platinum, and from Barplats' Crocodile River and Aquarius Platinum's Everest mines. The weaker rand for most of the year and higher prices achieved also boosted net profit for this entity. IRS signed offtake agreements with Aquarius' Everest mine and the Two Rivers mine during the period.

TRANSFORMATION

A high-level committee (including several board members) is responsible for ensuring that Implats meets not only the objectives of South African minerals legislation, but also fundamentally transforms the nature of the company's human capital base to reflect the broader South African society. This Transformation Advisory Committee drives Implats' own transformation initiative, Project Phambili, which has started to deliver meaningful change at both a management and operational level.

To ensure added impetus to the group's transformation strategy and the effective implementation thereof, a sub-committee of the board has been constituted comprising executive directors, selected executives and several non-executive directors.

STRATEGIC ISSUES

In November 2005, Implats advised the market that it would be withdrawing from the Ambatovy nickel project. Having been involved in the processing of nickel for the last 30 years, the project initially promised to deliver favourable returns and would have enabled the company to leverage its Base Metals Refinery competencies, expertise and infrastructure, thereby achieving significant economies of scale. Regrettably, the project did not meet our hurdle rates.

Nickel remains a core competency for the company and thus in April 2006, Implats signed an option agreement with Jubilee Platinum regarding its prospective Ambodilafa project in Madagascar, which has the potential to host significant nickel-copper and platinum group elements mineralisation.

Implats' philosophy has always been to pay out to shareholders cash generated by the company in excess of its own internal needs. In line with this, and given the company's cash generative ability, the group returned to shareholders R2.2 billion ($344 million) in ordinary dividends and R3.6 billion ($563 million) in a special dividend declared in February 2006. This contributed to a total return to shareholders for FY2006 of 136%. Over the past five years, total shareholder returns have averaged 30% annually. This was in large measure possible given the average growth of 8% per annum in sales revenue.

Shareholders will be aware that in July 2006 the board announced that Keith Rumble would be leaving the company at the end of 2006 and that David Brown, currently the CFO of Implats, would be assuming the role of CEO from 1 September 2006.

PROSPECTS

Prospects for PGMs remain sound. Tightening emission legislation world-wide and increased vehicle sales will continue to underpin the platinum, palladium and rhodium markets going forward. While the fundamentals for palladium continue to improve, Russian and Swiss stockpiles should cap any runaway in prices. Rising world-wide nickel production is likely to ease recent pressure on record prices.

Looking forward the group expects production to exceed 2 million ounces of platinum in FY2007 and remains confident of its ability to increase production to its stated

target of 2.3 million ounces of platinum per annum by 2010. Given current market circumstances, margins are expected to be maintained. Capital expenditure is set to continue to rise to R2.9 billion in FY2007, due mainly to the 16 and 20 shaft projects, the smelter upgrade at Impala Platinum, and the Phase 1 expansion at Zimplats.

In line with current market conditions and an increase in production, headline earnings are expected to be higher in the 2007 financial year.

Fred Roux	**Keith Rumble**
Chairman	Chief Executive Officer

Johannesburg
25 August 2006

Declaration of Final Dividend

A final dividend of 2,200 cents per share has been declared in respect of the year ended 30 June 2006. The last day to trade ("cum" the dividend) in order to participate in the dividend will be Friday, 15 September 2006. The share will commence trading "ex" the dividend from the commencement of business on Monday, 18 September 2006 and the record date will be Friday, 22 September 2006.

The dividend is declared in the currency of the Republic of South Africa. Payments from the London transfer office will be made in United Kingdom currency at the rate of exchange ruling on 20 September 2006 or on the first day thereafter on which a rate of exchange is available.

The dividend will be paid on Tuesday, 26 September 2006. Share certificates may not be dematerialised or rematerialised during the period 18 September 2006 to 22 September 2006, both dates inclusive.

By order of the board

R Mahadevey
Group Secretary
Johannesburg
25 August 2006

CORPORATE INFORMATION

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration No. 1957/001979/06
Share code: IMP/IMPO ISIN: ZAE 000003554
LSE: IPLA
ADR's: IMPUY
("Implats" or "the company")

Registered Office
3rd Floor, Old Trafford 4

Isle of Houghton, Boundary Road
Houghton 2198
(PO Box 61386, Marshalltown 2107)

Transfer Secretaries
South Africa:
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg 2001.
(PO Box 61051, Marshalltown 2107)

United Kingdom:
Computershare Investor Services PLC
The Pavilons, Bridgwater Road, Bristol, BS99 IAZ

Directors:

FJP Roux (Chairman), KC Rumble (Chief Executive Officer), S Bessit, DH Brown, CE Markus, JM McMahon*, MV Mennell, TV Mokgatlha, K Mokhele, NDB Orleyn, LJ Paton, JV Roberts, LC van Vught.

*British

Date: 25/08/2006 08:00:22 AM Produced by the JSE SENS Department

Consolidated annual results for the year ended 30 June 2006 (Audited)


IMPLATS
Distinctly Platinum





Balance Sheet

(All amounts in Rand millions unless otherwise stated)	As at 30 June 2006	As at 30 June 2005
ASSETS		
Non-current assets		
Property, plant and equipment	12,270.1	[illegible]
Investments in associates	1,167.9	[illegible]
Available-for-sale financial investments	761.1	276.4
Held-to-maturity investments	108.2	[illegible]
Other receivables	611.3	[illegible]
	14,918.6	[illegible]
Current assets		
Inventories	2,936.0	[illegible]
Trade and other receivables	3,585.6	[illegible]
Cash and cash equivalents	1,864.4	[illegible]
	8,386.0	[illegible]
Total assets	23,304.6	[illegible]
EQUITY		
Capital and reserves attributable to the equity holders of the holding company		
Share capital	362.6	[illegible]
Other reserves	114.0	[illegible]
Retained earnings	13,373.5	[illegible]
Ordinary shareholders' interest	13,850.1	[illegible]
Minority interest	214.8	[illegible]
Total equity	14,064.9	[illegible]
LIABILITIES		
Non-current liabilities		
Borrowings	11.3	
Deferred income tax liabilities	2,922.8	[illegible]
Provision for employee benefit obligations	187.5	[illegible]
Provision for future rehabilitation costs	335.4	[illegible]
Derivative financial instruments	38.2	
	3,495.2	[illegible]
Current liabilities		
Trade and other payables	4,741.1	[illegible]
Current income tax liabilities	926.9	[illegible]
Borrowings	11.3	[illegible]
Derivative financial instruments	65.2	
	5,744.5	[illegible]
Total liabilities	9,239.7	[illegible]
Total equity and liabilities	23,304.6	[illegible]

Income Statement

(All amounts in Rand millions unless otherwise stated)	Year ended 30 June 2006	Change %	Year ended 30 June 2005
Sales	17,500.2	[illegible]	[illegible]
On-mine operations	(4,722.7)		[illegible]
Concentrating and smelting operations	(1,129.6)		[illegible]
Refining operations	(545.2)		[illegible]
Amortisation of mining assets	(622.5)		[illegible]
Metals purchased	(4,326.2)		[illegible]
Increase in metal inventories	1,161.0		[illegible]
Cost of sales	(10,185.2)	[illegible]	[illegible]
Gross profit	7,315.0		[illegible]
Net foreign exchange transaction gains	177.8		[illegible]
Other operating expenses	(340.0)		[illegible]
Other (expenses)/income	(147.6)		[illegible]
Other gains – net	303.8		[illegible]
Finance costs	(58.5)		[illegible]
Share of results of associates	114.8		[illegible]
Royalty expense	(451.8)		[illegible]
Profit from sale of investment in Lonplats			[illegible]
BEE compensation charge	(95.3)		
Reversal of impairment / (impairment) of assets	583.1		[illegible]
Profit before tax	7,001.3	[illegible]	[illegible]
Income tax expense	(2,616.2)		[illegible]
Profit for the year	4,385.1	[illegible]	[illegible]
Profit attributable to:			
Equity holders of the company	4,345.4		[illegible]
Minority interest	39.7		[illegible]
	4,385.1		[illegible]
Earnings per share (expressed in cents per share)			
– basic	6,607	[illegible]	[illegible]
– diluted	6,589	[illegible]	[illegible]
Dividends to group shareholders (expressed in cents per share)			
– final dividend June 2006/2005 proposed	2,200	[illegible]	[illegible]
– interim dividend December 2005/2004 paid	1,000	[illegible]	[illegible]
– special dividend paid	5,500		-
	8,700		[illegible]

Summary of Business Segments

(All amounts in Rand millions unless otherwise stated)

	Mining segment: Impala	Marula	Zimplats	Afplats	Total Mining segment	Refining Services segment	Investment and Other segment	Inter-segment adjustment	Total
For the year ended 30 June 2006									
Total sales	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Cost of sales	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Gross profit	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	7,315.0
Profit for the year	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	715.0	[illegible]	[illegible]	[illegible]
For the year ended 30 June 2005									
Total sales	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Cost of sales	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Gross profit	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	611.6		[illegible]	[illegible]
Profit for the year	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]



- Safety levels at record lows
- Gross platinum production steady at 1.846 million ounces
- Record production at Impala Platinum of 1.125 million ounces
- Sales up by 40% to record R17.5 billion
- Headline earnings per share up 39%
- Final dividend of R22.00 per share


Gross platinum production
(000 oz)


Revenue per platinum ounce sold
($/oz)

Revenue per platinum ounce sold
(R/oz)

Statement of Changes in Shareholders' Equity

(All amounts in Rand millions unless otherwise stated)	Share capital	Other reserves	Retained earnings	Total	Minority interest	Total equity
Balance at 30 June 2004	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	10,812.9
Fair value gains, net of tax: Available-for-sale financial investments		[illegible]		[illegible]		76.6
Currency translation differences, net of tax		[illegible]		[illegible]	[illegible]	81.2
Net income recognised directly in equity		[illegible]		[illegible]	[illegible]	157.8
Profit for the year			[illegible]	[illegible]	[illegible]	5,253.9
Total recognised income for 2005		[illegible]	[illegible]	[illegible]	[illegible]	5,411.7
Employee share option scheme – Proceeds from shares issued	[illegible]			[illegible]		53.3
– Fair value of employee services	[illegible]			[illegible]		22.3
Purchase of treasury shares by subsidiary	[illegible]			[illegible]		(613.1)
Final dividend relating to 2004			[illegible]	[illegible]		(1,062.6)
Interim dividend relating to 2005			[illegible]	[illegible]		(333.2)
Transactions with minorities – Purchase of additional share in Zimplats Holdings Limited		[illegible]		[illegible]	[illegible]	(22.2)
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	(1,954.5)
Balance at 30 June 2005	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	14,270.1
Fair value gains, net of tax – Available-for-sale financial investments		[illegible]		[illegible]		414.4
Currency translation differences, net of tax		[illegible]		[illegible]	[illegible]	127.0
Net income recognised directly in equity		[illegible]		[illegible]	[illegible]	541.4
Profit for the year			[illegible]	[illegible]	[illegible]	4,385.1
Total recognised income for 2006		[illegible]	[illegible]	[illegible]	[illegible]	4,926.5
Employee share option scheme – Proceeds from shares issued	[illegible]			[illegible]		213.9
– Fair value of employee services	[illegible]			[illegible]		28.3
Final dividend relating to 2005			[illegible]	[illegible]		(1,181.9)
Interim dividend relating to 2006			[illegible]	[illegible]		(661.9)
Special dividend			[illegible]	[illegible]		(3,624.1)
[illegible]		[illegible]		[illegible]		0.2
[illegible]		[illegible]		[illegible]		95.3
[illegible]		[illegible]		[illegible]	[illegible]	(1.5)
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	(5,131.7)
Balance at 30 June 2006	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	14,064.9

Cash Flow Statement

(All amounts in Rand millions unless otherwise stated)	Year ended 30 June 2006	Year ended 30 June 2005
Cash flows from operating activities		
Cash generated from operations	6,497.0	[illegible]
Interest paid	(40.4)	[illegible]
Income tax paid	(1,553.9)	[illegible]
Net cash from operating activities	4,902.7	[illegible]
Cash flows from investing activities		
Investment in subsidiary	(1.5)	[illegible]
Purchase of property, plant and equipment	(2,176.7)	[illegible]
Proceeds from sale of property, plant and equipment	101.7	[illegible]
Investment in associates	(151.7)	[illegible]
Payment received from associate	-	[illegible]
Disposal of investment in associate	-	[illegible]
Loans granted	-	[illegible]
Loan repayments received	34.5	[illegible]
Interest received	356.3	[illegible]
Dividends received	10.9	[illegible]
Net cash used in/generated from investing activities	(1,824.5)	[illegible]
Cash flows from financing activities		
Issue of ordinary shares	213.9	[illegible]
Purchase of treasury shares by subsidiary	-	[illegible]
Proceeds from/(repayments of) short-term borrowings	4.9	[illegible]
Proceeds from long-term borrowings	10.2	
Dividends paid to company's shareholders	(5,467.9)	[illegible]
Net cash used in financing activities	(5,236.9)	[illegible]
Net (decrease)/increase in cash and cash equivalents	(2,158.7)	[illegible]
Cash and cash equivalents at beginning of year	3,984.3	[illegible]
Effects of exchange rate changes on monetary assets	38.8	[illegible]
Cash and cash equivalents at end of year	1,864.4	[illegible]

Notes

The consolidated annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), the South African Companies Act and the regulations of the JSE Limited [illegible]

CHANGES IN ACCOUNTING POLICIES

[illegible]

- IAS 16 Property, plant and equipment (revised) [illegible]
- IAS 21 The effects of changes in foreign exchange rates (revised) [illegible]
- IAS 39 Financial instruments: recognition and measurement (revised) [illegible]
- IFRS 4 Insurance contracts [illegible]
- IFRS 5 Non-current assets held for sale and discontinued operations [illegible]
- [illegible]
- [illegible]
- [illegible]
- IFRS 2 Reassessment of [illegible]

IAS 16 Property, plant and equipment

[illegible]

continued

"Headline earnings per share up 39%."

KEITH RUMBLE – CHIEF EXECUTIVE OFFICER

A copy of the annual report is available on the Internet website:

http://www.implats.co.za

Alternatively please contact the Company Secretary, via e-mail at alan.snashall@implats.co.za or by post at P.O. Box 61386, Marshalltown 2107, South Africa. Telephone: (011) 481 3900

[illegible]

HEADLINE EARNINGS PER SHARE (CENTS)	2006	% Change	2005
– basic	**6,006**	38.9	4,325
– diluted	**5,989**	39.6	4,[illegible]

[illegible]

CONTINGENT LIABILITIES AND GUARANTEES

[illegible]

Guarantees

	2006	2005
[illegible]		
[illegible]	–	146.1
[illegible]	**210.6**	–
Collateral security for employee housing and loans	**2.7**	3.2
Withholding tax on dividends	–	16.0
Department of Minerals and Energy	**296.9**	288.0
[illegible]	**17.2**	17.2
[illegible]	**5.0**	5.0
Total guarantees	**532.4**	475.7

Contingencies

[illegible]

Operating Statistics

for the year ended 30 June		2006	2005	Variance %
Gross refined production				
Platinum	(000 oz)	**1,844**	[illegible]	[illegible]
Palladium	(000 oz)	**989**	1,02[illegible]	[illegible]
Rhodium	(000 oz)	**242**	234	3.4
Nickel	(000 t)	**15.6**	[illegible]	[illegible]
Impala refined production				
Platinum	(000 oz)	**1,125**	[illegible]	[illegible]
Palladium	(000 oz)	**492**	[illegible]	[illegible]
Rhodium	(000 oz)	**129**	[illegible]	[illegible]
Nickel	(000 t)	**7.9**	[illegible]	–
IRS refined production				
Platinum	(000 oz)	**731**	[illegible]	[illegible]
Palladium	(000 oz)	**497**	[illegible]	[illegible]
Rhodium	(000 oz)	**113**	[illegible]	[illegible]
Nickel	(000 t)	**7.7**	[illegible]	[illegible]
IRS returned metal (Toll refined)				
Platinum	(000 oz)	**246**	[illegible]	–
Palladium	(000 oz)	**190**	[illegible]	[illegible]
Rhodium	(000 oz)	**42**	[illegible]	[illegible]
Nickel	(000 t)	**2.2**	[illegible]	[illegible]
Group consolidated statistics				
Exchange rate	(R/$)			
Closing rate on 30 June		**7.16**	[illegible]	[illegible]
Average rate achieved		**6.37**	[illegible]	[illegible]
[illegible]	($/oz)	**1,791**	[illegible]	[illegible]
[illegible]	($/oz)	**1,731**	[illegible]	[illegible]
	(R/oz)	**10,963**	[illegible]	[illegible]
Prices achieved				
Platinum	($/oz)	**988**	[illegible]	[illegible]
Palladium	($/oz)	**258**	[illegible]	[illegible]
Rhodium	($/oz)	**3,015**	[illegible]	[illegible]
Nickel	($/t)	**15,343**	[illegible]	[illegible]
Sales volumes				
Platinum	(000 oz)	**1,582**	[illegible]	[illegible]
Palladium	(000 oz)	**896**	[illegible]	[illegible]
Rhodium	(000 oz)	**193**	[illegible]	[illegible]
Nickel	(000 t)	**14.8**	[illegible]	[illegible]
Financial ratios				
Gross margin achieved	(%)	**41.8**	[illegible]	[illegible]
Return on equity*	(%)	**28.0**	[illegible]	[illegible]
Return on assets*	(%)	**26.5**	[illegible]	[illegible]
Current ratio		**1.5:1**	[illegible]	[illegible]
Operating indicators				
Tonnes milled ex-mine	(000 t)	**20,197**	[illegible]	[illegible]
PGM refined production	(000 oz)	**3,490**	[illegible]	[illegible]
Capital expenditure	(Rm)	**2,248**	[illegible]	[illegible]
	($m)	**352**	[illegible]	[illegible]
Group unit cost per platinum ounce	(R/oz)	**5,032**	[illegible]	[illegible]
	($/oz)	**788**	[illegible]	[illegible]
Impala business segment				
Tonnes milled ex-mine	(000 t)	**16,441**	[illegible]	[illegible]
Total cost per tonne milled	(R/t)	**325**	[illegible]	[illegible]
	($/t)	**51**	[illegible]	[illegible]
PGM refined production	(000 oz)	**2,003**	[illegible]	[illegible]
Cost per PGM ounce refined	(R/oz)	**2,666**	[illegible]	[illegible]
	($/oz)	**417**	[illegible]	[illegible]
Cost per platinum ounce refined				
Total cost of operations	(R/oz)	**4,745**	[illegible]	[illegible]
	($/oz)	**743**	[illegible]	[illegible]
Net of revenue received for other metals	(R/oz)	**812**	[illegible]	[illegible]
	($/oz)	**127**	[illegible]	[illegible]
Capital expenditure	(Rm)	**1,601**	[illegible]	[illegible]
	($m)	**250**	[illegible]	[illegible]
[illegible]	(000)	**26.9**	[illegible]	–
[illegible]		**38.0**	40	(5.7)

* based on headline earnings

Extracts from the Annual Report

SAFETY

[illegible]

PERFORMANCE

[illegible]

BLACK ECONOMIC EMPOWERMENT

[illegible]

OPERATIONS

Impala Platinum

[illegible]

Marula

[illegible]

Two Rivers

[illegible]

Zimplats

[illegible]

Mimosa

[illegible]

Impala Refining Services

[illegible]

TRANSFORMATION

[illegible]

STRATEGIC ISSUES

[illegible]

PROSPECTS

[illegible]

Fred Roux
Chairman

Keith Rumble
Chief Executive Officer

Johannesburg
2[illegible] August 2006

Declaration of Final Dividend

A final dividend of 2,700 cents per share has been declared in respect of the year ended 30 June 2006. The last day to trade ("cum" the dividend) in order to participate in the dividend will be Friday, 15 September 2006. The share will commence trading "ex" the dividend from the commencement of business on Monday, 18 September 2006 and the record date will be Friday, 22 September 2006.

The dividend is declared in the currency of the Republic of South Africa. Payments from the London transfer office will be made in United Kingdom currency at the rate of exchange ruling on 20 September 2006 or on the first day thereafter on which a rate of exchange is available.

The dividend will be paid on Tuesday, 26 September 2006. Share certificates may not be dematerialised or rematerialised during the period 18 September 2006 to 22 September 2006, both dates inclusive.

By order of the board

R Mahadevey
Group Secretary

Johannesburg
25 August 2006

Corporate Information

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration No. 1957/001979/06
Share code: IMP/IMPO ISIN: ZAE 000083554

[illegible]

Registered Office

[illegible]

Transfer Secretaries

[illegible]

Directors

[illegible]

Consolidated annual results for the year ended 30 June 2005 (Audited)


IMPLATS
Distinctly Platinum









- Best ever group safety performance
- Headline platinum production up 5% to 1.815 million ounces
- Record production at Impala Platinum – 1.115 million ounces
- Sales revenue rose by 6% to R12.54 billion ($2.02 billion)
- Net profit of R5.2 billion up 78%
- Headline earnings per share up by 10%
- Final dividend R18.00 ($2.70) per share

Year	Sales revenue (Rand million)
2001	[illegible]
2002	11,901.6
2003	11,807.0
2004	11,809.1
2005	12,540.8

Sales revenue (Rand million)

Year	Sales revenue ($ million)
2001	[illegible]
2002	1,184.2
2003	1,303.3
2004	1,716.4
2005	2,022.7

Sales revenue ($ million)

Balance Sheet

(All amounts in Rand millions unless otherwise stated)	As at 30 June 2005	As at 30 June 2004
ASSETS		
Non-current assets		
Property, plant and equipment	10,035.0	9,635.6
Investments in associates	901.2	2,374.6
Deferred income tax assets	–	5.4
Available-for-sale financial investments	276.4	18.4
Held-to-maturity investments	99.3	85.0
Other receivables	609.2	132.7
	11,921.1	12,357.7
Current assets		
Inventories	1,721.1	1,223.8
Trade and other receivables	3,189.9	2,244.2
Cash and cash equivalents	3,984.3	1,214.2
	8,895.3	4,681.2
Total assets	20,816.4	17,037.9
EQUITY		
Capital and reserves attributable to the equity holders of the holding company		
Share capital	120.4	657.9
Other reserves	(506.1)	(626.3)
Retained earnings	14,496.0	10,653.2
	14,110.3	10,684.8
Minority interest	159.8	128.1
Total equity	14,270.1	10,812.9
LIABILITIES		
Non-current liabilities		
Deferred income tax liabilities	2,381.1	2,271.9
Provision for employee benefit obligations	64.6	65.3
Provision for future rehabilitation	234.9	204.3
	2,680.6	2,541.5
Current liabilities		
Trade and other payables	3,582.4	2,875.1
Current income tax liabilities	280.0	237.8
Borrowings	3.3	565.6
	3,865.7	3,683.5
Total liabilities	6,546.3	6,225.0
Total equity and liabilities	20,816.4	17,037.9

Income Statement

(All amounts in Rand millions unless otherwise stated)	Year ended 30 June 2005	Change %	Year ended 30 June 2004
Sales	12,540.8	6.2	11,809.1
On-mine operations	(4,109.5)		(3,657.7)
Concentrating and smelting operations	(1,043.3)		(956.4)
Refining operations	(502.1)		(477.2)
Amortisation of mining assets	(628.8)		(572.3)
Metals purchased	(2,488.9)		(2,257.2)
Increase in metal inventories	454.8		594.4
Cost of sales	(8,317.8)	(10.2)	(7,549.4)
Gross profit	4,223.0	(0.9)	4,259.7
Net foreign exchange transaction gains/(losses)	32.5		(215.0)
Other operating expenses	(318.9)		(255.4)
Other income	292.2		11.4
Other gains – net	249.8		136.6
Finance costs	(54.3)		(76.6)
Share of profit of associates	203.7		325.4
Royalty expense	(414.9)		(414.4)
Profit from sale of Barplats (2004: Barplats Investments Ltd)	3,155.0		723.3
Impairment of mining assets	(1,033.8)		–
Profit before tax	6,334.3	54.5	4,101.0
Income tax expense	(1,080.4)		(1,141.3)
Profit for the year	5,253.9	77.6	2,958.7
Profit attributable to			
Equity holders of the company	5,237.6		2,941.3
Minority interest	16.3		17.4
	5,253.9		2,958.7
Earnings per share (expressed in cents per share)			
– basic	7,920	79.3	4,418
– diluted	7,914	79.5	4,410
Headline earnings per share (expressed in cents per share)			
– basic	4,325	9.9	3,934
– diluted	4,322	10.1	3,927
Dividends to group shareholders			
– final dividend June 2005/4 proposed (cents per share)	1,800	12.5	1,600
– interim dividend December 2004/3 paid (cents per share)	500	–	500
	2,300	9.5	2,100

Summary of Business Segments

(All amounts in Rand millions, unless otherwise stated) Year ended 30 June 2005	Impala segment	Marula segment	Barplats (disposed) segment	Zimbabwe segment	Refining services segment	Inter-segment adjustment	Total
for the year ended 30 June 2005							
Total sales	12,040.6	2.170		1,030.9	4,072.2	(4,810.0)	12,540.8
Gross profit	3,532.8	(173.4)		279.5	611.6	(27.7)	4,223.0
for the year ended 30 June 2004							
Total sales	11,036.7	94.4	112.9	935.9	3,451.1	(4,254.3)	11,809.1
Gross profit	3,381.6	(11.9)	(4.9)	372.2	716.2	11.7	4,259.7

Statement of Changes in Shareholders' Equity

(All amounts in Rand millions unless otherwise stated)	Share capital	Other reserves	Retained earnings	Minority interest	Total equity
	Attributable to equity holders of the Company				
Balance at 30 June 2003	617.8	38.8	9,220.8	418.9	10,296.3
Impact of adopting IFRS2 (Share-based payments) on opening retained earnings	10.9		(10.9)		–
Restated balance at 30 June 2003	628.7	38.8	9,209.9	418.9	10,296.3
Fair value losses, net of tax					
Available-for-sale financial assets		(48.6)			(48.6)
Currency translation differences, net of tax		(265.8)		(33.4)	(299.2)
Net income recognised directly in equity		(314.4)		(33.4)	(347.8)
Profit for the year			2,941.3	17.4	2,958.7
Total recognised income for 2004		(314.4)	2,941.3	(16.0)	2,610.9
Employee share option scheme					
Adjustment as a result of consolidating share trust	(18.7)				(18.7)
Proceeds from shares issued	26.2				26.2
Fair value of employee services	21.7				21.7
Issue of shares by subsidiary				17.8	17.8
Dividends relating to 2003			(1,165.4)		(1,165.4)
Dividends relating to 2004			(332.6)		(332.6)
Disposal of Barplats Investments Limited				(11.4)	(11.4)
Business combinations					
Purchase of additional share in Zimplats Holdings Limited (formerly Zimbabwe Platinum Mines Ltd)		(350.7)		(281.2)	(631.9)
	29.2	(350.7)	(1,498.0)	(274.8)	(2,094.3)
Balance at 30 June 2004	657.9	(626.3)	10,653.2	128.1	10,812.9
Fair value gains, net of tax					
Available-for-sale financial assets		76.6			76.6
Currency translation differences, net of tax		72.6		8.6	81.2
Net income recognised directly in equity		149.2		8.6	157.8
Profit for the year			5,237.6	16.3	5,253.9
Total recognised income for 2005		149.2	5,237.6	24.9	5,411.7
Employee share option scheme					
Proceeds from shares issued	53.3				53.3
Fair value of employee services	22.3				22.3
Purchase of treasury shares by subsidiary	(613.1)				(613.1)
Dividends relating to 2004			(1,062.6)		(1,062.6)
Dividends relating to 2005			(332.2)		(332.2)
Business combinations					
Purchase of additional share in Zimplats Holdings Limited (formerly Zimbabwe Platinum Mines Ltd)		(29.0)		6.8	(22.2)
	(537.5)	(29.0)	(1,394.8)	6.8	(1,954.5)
Balance at 30 June 2005	120.4	(506.1)	14,496.0	159.8	14,270.1

Cash Flow Statement

(All amounts in Rand millions unless otherwise stated)	Year ended 30 June 2005	Year ended 30 June 2004
Cash flows from operating activities		
Cash generated from operations	3,755.5	3,147.5
Interest paid	(37.4)	(63.3)
Income tax paid	(931.1)	(1,264.2)
Net cash from operating activities	2,787.0	1,820
Cash flows from investing activities		
Acquisition of subsidiary, net of cash acquired	(23.2)	(631.5)
Disposal of subsidiaries, net of cash sold	–	388.5
Purchase of property, plant and equipment	(1,995.5)	(1,824.7)
Proceeds from sale of property, plant and equipment	31.9	7.4
Increase in investments in associates	(82.3)	(42.1)
Repayment of shareholders loan in associate	22.1	–
Disposal of investment in associate	4,919.8	–
Purchase of unlisted investments	–	(14.7)
Loans granted	(617.5)	–
Loan repayments received	41.7	–
Payments made to environmental trust	–	(8.3)
Interest received	200.1	78.2
Dividends received	1.0	295.4
Net cash generated from/(used in) investing activities	2,499.1	(1,751.2)
Cash flows from financing activities		
Issue of ordinary shares	53.3	25.7
Purchase of treasury shares by subsidiary	(613.1)	–
(Repayments of)/proceeds from short-term borrowings	(548.1)	380.4
Repayments of long-term borrowings	–	(74.7)
Dividends paid to company's shareholders	(1,394.8)	(1,498.1)
Net cash used in financing activities	(2,502.7)	(1,166.4)
Net increase/(decrease) in cash and cash equivalents	2,783.4	(1,097.7)
Cash and cash equivalents at beginning of year	1,187.0	2,324.5
Effects of exchange rate changes on monetary assets	13.9	(39.8)
Cash and cash equivalents at end of year	3,984.3	1,187.0

Notes

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), South African Statements of Generally Accepted Accounting Practice and the South African Companies Act and are prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial investments, and financial assets and financial liabilities (including derivative instruments) at fair value through the income statement or the statement of changes in equity. The principal accounting policies used by the group are consistent with those of the previous year, unless otherwise stated.

CHANGES IN ACCOUNTING POLICIES

Early adoption of standards:

During the financial year the group early adopted the following IFRSs and the interpretation of standards (IFRIC) which are relevant to its operations. The 2004 accounts have been amended in accordance with the relevant requirements.

IFRS 2 (issued 2004)	Share-based payments
IFRS 6 (issued 2004)	Exploration for and evaluation of mineral resources
IFRIC 1 (issued 2004)	Changes in existing decommissioning, restoration and similar liabilities
IFRIC 4 (issued 2005)	Determining whether an arrangement contains a lease
IFRIC 5 (issued 2005)	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds

continued

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards and interpretations.

The adoption of IFRS 6, IFRIC 4 and IFRIC 5 did not result in any changes to the groups' reported results.

The early adoption of IFRS 2 has resulted in a change in accounting policy for share-based payments. Until June 2004, the issue of share options to employees, did not result in a charge to the income statement. Subsequent to that date, the group charges the accrued cost of share options outstanding and issued since 7 November 2002 to the income statement.

The early adoption of IFRS 2 has resulted in:

	2005	2004
Increase in share capital (R million)	22.3	21.7
Decrease in earnings attributable to earnings (R million)	32.6	10.9
Decrease in headline earnings per share (cents per share)	41	32

The early adoption of IFRIC 1 has resulted in a change in accounting policy for the provision for rehabilitation and restoration costs.

The adoption of this interpretation is applied prospectively as the adjustments to the restoration liability and related asset is considered immaterial.

The financial statements have been audited by PricewaterhouseCoopers Inc. whose unqualified opinion is available for inspection at the registered office of Implats.

The calculation of Headline Earnings per share is derived from profit of R5,237.6 million (2004 R2,941.3 million) adjusted for any non-operational gains and losses, divided by the weighted average number of shares in issue. Adjustments to profit were made for the impairment of assets net of tax R849.8 million, sale of a toll refining contract net of tax (R72 million) and profit on sale of Lonplats (R3,155.0 million) (2004: profit on sale of Barplats Investments Limited (R322.3 million)).

During the year under review the group acquired a further 15 million (2004: 32.5 million) shares in Zimplats Holdings Limited for an amount of R72.2 million (2004: R631.9 million) AU$ 4.8 million (2004 AU$ 135.2 million).

A restructuring of the shareholding in the Zimplats group, resulted in 14.8 million shares being issued to the holding company for its holding in Zimbabwe Platinum Mines (Pvt) Limited (formerly Makwiro Platinum Mines (Pvt) Limited). The total value of the transaction was R244 million. The percentage holding after these changes amounts to 86.9% in Zimplats.

Capital expenditure approved at 30 June 2005 amounted to R9,473.4 million (2004 R2,447.6 million) of which R2,595.5 million (2004: R603.2 million) is already contracted. This expenditure will be funded internally and if necessary, from borrowings.

Certain guarantees were in place as at 30 June 2005:

- Impala Platinum Holdings Limited has provided a guarantee to Investec Bank Limited on behalf of Aquarius Platinum (South Africa) (Proprietary) Limited for a loan facility granted of R146.3 million (2004: R175.0 million) of which nil (2004: R175.0 million) has been utilised at year end. The guarantee is set to expire upon conclusion of certain project completion tests relating to the Marikana project. If the project completion tests are not met, the guarantee will reduce proportionally in line with the loan repayments to Investec Bank Limited, which started at the end of calendar year 2004.
- Guarantees amounting to R288.0 million to the various regional offices of the Department of Minerals and Energy for rehabilitation and closure costs.

Due to the uncertainties regarding the timing and amounts, potential outflows cannot be quantified.

Operating Statistics

For the year ended 30 June		2005	2004	Variance %
Gross refined production				
Platinum	(000 oz)	1,848	1,961	(5.8)
Palladium	(000 oz)	1,029	1,046	(1.6)
Rhodium	(000 oz)	234	251	(6.8)
Nickel	(000 t)	16.0	16.4	(2.4)
Impala refined production				
Platinum	(000 oz)	1,115	1,090	2.3
Palladium	(000 oz)	515	501	2.8
Rhodium	(000 oz)	130	116	12.1
Nickel	(000 t)	7.9	6.9	4.5
IRS refined production				
Platinum	(000 oz)	733	871	(15.8)
Palladium	(000 oz)	514	545	(5.7)
Rhodium	(000 oz)	104	135	(21.0)
Nickel	(000 t)	8.1	7.5	(4.7)
IRS returned metal (Toll refined)				
Platinum	(000 oz)	246	501	(50.9)
Palladium	(000 oz)	160	314	(49.0)
Rhodium	(000 oz)	54	97	(44.3)
Nickel	(000 t)	1.9	1.5	26.7
Group consolidated statistics				
Exchange rate	(R/$)			
Closing rate on 30 June		6.66	6.17	7.9
Average rate achieved		6.20	6.88	(9.9)
Revenue per platinum ounce sold	($/oz)	1,279	1,116	4.6
	(R/oz)	7,930	7,678	1.3
Prices achieved				
Platinum	($/oz)	840	773	8.7
Palladium	($/oz)	208	223	(6.7)
Rhodium	($/oz)	1,217	548	122.1
Nickel	($/t)	14,592	11,843	23.2
Sales volumes				
Platinum	(000 oz)	1,562	1,495	4.5
Palladium	(000 oz)	826	733	12.7
Rhodium	(000 oz)	177	79	(1.1)
Nickel	(000 t)	14.6	5.8	(76)
Financial ratios				
Gross margin achieved	(%)	33.7	36.1	(6.6)
Return on equity*	(%)	26.8	26.5	1.1
Return on assets*	(%)	24.0	21.2	13.2
Debt to equity	(%)	0.0	5.3	100.0
Current ratio		23.1	13.1	76.9
Operating indicators				
Tonnes milled ex mine	(000 t)	19,315	19,065	1.3
Pgm refined production	(000 oz)	3,549	3,725	(4.7)
Capital expenditure	(Rm)	1,992	1,822	9.3
	($m)	322	265	21.5
Group unit cost per platinum ounce	(R/oz)	4,548	4,144	(9.7)
	($/oz)	735	604	(21.7)
Impala business segment				
Tonnes milled ex mine	(000 t)	15,778	15,639	0.9
Total cost per tonne milled	(R/t)	300	281	(6.8)
	($/t)	49	41	(19.5)
Pgm refined production	(000 oz)	2,062	1,976	4.4
Cost per pgm ounce refined	(R/oz)	2,298	2,227	(3.2)
	($/oz)	371	324	(14.5)
Cost per platinum ounce refined	(R/oz)	4,251	4,036	(5.3)
	($/oz)	687	588	(16.8)
Net of revenue received for other metals	(R/oz)	1,872	2,145	4.7
	($/oz)	302	320	5.6
Capital expenditure	(Rm)	1,693	1,197	41.4
	($m)	274	174	57.5
Total Impala labour complement	(000)	26.9	27.5	2.2
m² per stoping employee	(m²/empl)	40.1	39.2	2.3

* based on headline profit

Extract from Chief Executive's Review

SAFETY

The focus on safety continues to yield positive results, with the best ever performance having been achieved by the group and at the major operating subsidiary Impala Platinum.

In spite of our continued improvements in Implats safety, it is with deep regret that we must report the death of seven employees in work-related incidents during the year - four people at Impala's mining operations, one person at Zimplats and two people at Marula. On behalf of the Board and management of the company, we extend our condolences to the families and colleagues of those who have died.

In terms of performance, the group's lost time injury frequency rate improved by 34% year-on-year and has more than halved over the past four years. The serious injury frequency rate improved by 26% year-on-year and has also more than halved over the past four years. The fall of ground safety campaign and ground control district programmes continue to play a significant role in these improvements, as does the continued roll-out of behaviour-based safety systems.

PERFORMANCE

Headline production increased by 5%. The star performer was Impala Platinum which achieved record platinum production of 1.115 million ounces. During the year, gross platinum production decreased by 6% from 1.96 million ounces to 1.85 million ounces. This was as expected as the FY2004 figures included the overall processing of 237,000 ounces of platinum for Lonmin.

Comparisons between FY2004 and FY2005 reflect the underlying market which included the continued strength of the rand in most of the year under review:

- sales revenue rose by 6% to R12.54 billion,
- PGM sales volumes were up 6% which went some way towards mitigating the effects of the 10% decline in the average rand/dollar exchange rate achieved for the year of R6.20/$. Consequently, while dollar revenue per platinum ounce sold increased by 15% on the previous year, rand revenue per platinum ounce increased by only 3.3%,
- cost of sales rose by 10% to R8.3 billion. The gross operating margin was at 34% for the group as a whole and the gross operating margin for Impala was maintained at 42% for the year,
- unit costs per refined platinum ounce were well controlled at Impala and only increased by 5.3% to R4,251. The Zimbabwean operations were negatively affected by local inflation and a managed exchange rate and this contributed disproportionately to the unit cost increase in group terms of 9.7% to R4,548 per refined platinum ounce,
- capital expenditure for the group rose by 9.3% to R1,992 billion,
- net profit at the headline level increased by 9% to R2.86 billion (before the profit on the sale of Lonplats (of R3.2 billion) and the impairment of Marula (of R850 million net of tax) net profit rose by 78% to R5.2 billion, and
- the Board has declared a final dividend of R18 per share resulting in a total dividend for the year of R23 per share.

CORPORATE ACTIVITY

The year saw the conclusion of the Lonplats transaction. Implats' 27.1% stake in the company was sold for a consideration of R4.9 billion, resulting in a profit after tax on the sale of R3.2 billion. The proceeds were partially applied to a share buy-back scheme in which 1.5 million shares (1.2% of the outstanding share capital) were purchased on the JSE Limited at R613 million and partially towards capital expenditure, mainly at Impala.

Implats' shareholding in Zimplats increased to 86.9% with the rationalisation of the structure of Zimplats and Makwiro and the acquisition of 1% on the open market.

Subsequent to Aquarius Platinum Limited's BEE transaction being concluded in October 2004 Implats acquired an additional stake in Aquarius Platinum (South Africa) (Pty) Limited for R7.5 million to maintain its stake in the company at 20%.

In June 2005, Implats and African Rainbow Minerals Limited announced that they would proceed with their joint venture, the 120,000 platinum ounces per annum Two Rivers project. Implats holds a 45% stake in the project and will procure and refine the metals through Impala Refining Services.

In April 2005, Implats signed an agreement with Dynatec Corporation of Canada regarding the joint progression of the Ambatovy Nickel Project in Madagascar. The project has the potential to develop into a significant nickel producer and Implats' initial investment will fund a detailed technical feasibility study to be conducted in the first half of FY2006. The parties have agreed to bring in a third partner, Sumitomo Corporation of Japan, a significant offtaker of the refined product, which will acquire a 25% interest. As a result Implats and Dynatec will reduce their shareholding to 37.5% each. The project will be jointly managed by Impala and Dynatec and will benefit from Dynatec's expertise in pressure acid leaching technology complemented by Implats' experience in base metals refining.

THE MARKET

Market volatility continued during the financial year, despite the fact that the market was supported by continued fundamental demand. Implats achieved an average basket price of $1,279 per ounce, an increase of 15% on the previous year. These prices were tempered in rand terms by the continued strength of the South African currency which resulted in an increase of only 3.3% to R7,930 per ounce.

After recording a supply deficit for five consecutive years the platinum market moved back into balance in calendar year 2004 and is expected to remain so in calendar year 2005. Demand was supported by growth in the automotive sector but was insufficient to counter the growth in supply from South Africa where a record 5 million ounces was produced in calendar year 2004.

The average free market palladium price for the year at 15% lower than in calendar year 2003 was at odds with the underlying fundamentals of the palladium market which remains significantly in surplus with extensive stockpiles still being held by manufacturers, traders and speculators.

Rhodium prices achieved increased by 122% to an average of $1,217 per ounce for the year. The rise was caused by strong industrial demand, especially from the automotive and glass industries and the sharp increase in rhodium loadings which forced manufacturers to purchase rather than lease their requirements.

Nickel prices were firm for most of calendar year 2004 and remained at close to record levels as demand from the stainless steel industry continued to pressure supplies from the major producers. Stainless steel production slowed somewhat in recent months easing the tightness in the nickel market.

OPERATIONAL PERFORMANCE

Impala Platinum turned in a record performance, increasing platinum production by 2% to 1.115 million ounces despite the industrial action experienced during the year which resulted in a loss of production of 44,000 ounces. The processing and refining operations continued to excel, with concentrator recoveries in particular rising to a record level of 84.3%.

During the year the focus was on achieving the use of infrastructure and resources, improving productivity, maintaining cost, rolling out technology, investment in new shafts and implementation of Mineral Reserve Management and SAP operating systems.

At **Marula Platinum**, a revised mining plan was implemented which has seen the adoption of an interim hybrid mining method (a combination of mechanised and conventional mining), with the adoption of conventional mining by FY2009. There has been a steady improvement in performance following the switch to hybrid mining and the simultaneous introduction of contract mining.

The slower-than-expected ramp-up at Marula and the continued strength of the rand led to revised financial and operating assumptions and the Board would decisively in adopting an R1.0 billion (pre-tax) impairment of the asset. It is expected that the mine will reach breakeven in the second quarter of FY2006.

Production at **Zimplats** remains on track with 82,420 ounces of platinum produced, a decrease of 2%. Total costs increased by 25% and unit costs by 27% as a result of higher opencast mining costs, inflation and the fixed exchange rate.

To mitigate the opencast mining cost issue, in June 2005, the Zimplats and Implats Boards approved capital expenditure of $46 million to extend the existing underground mine at Ngezi as part of a planned transition from opencast mining to underground operations. This will also position the company for a rapid start-up to the expansion should the conditions precedent for further investment be met. The Board has set certain preconditions before it will approve further investment to expand operations. Discussions on these issues with the Zimbabwean government and the Reserve Bank of Zimbabwe continue.

With production of 60,800 ounces of platinum in the year under review, **Mimosa** delivered an outstanding performance. As at Zimplats, costs are under pressure as a result of the fixed exchange rate. Nonetheless, the operation has maintained a margin of 30%.

Expansion to 90,000 platinum ounces per annum at Mimosa has been approved with our joint venture partner Aquarius Platinum, subject to the debt funding of $10 million being sourced and project status being granted by the Reserve Bank of Zimbabwe.

BLACK ECONOMIC EMPOWERMENT AND TRANSFORMATION

Implats has embraced the principles of transformation as a strategic imperative to reinforce its position as a leading Southern African company making the best possible use of available resources.

A transformation initiative, Project Phamba, has been launched under the auspices of a Transformation Advisory Committee to ensure that Implats meets the goals set by the Mining Charter in terms of employment and training development of historically disadvantaged South Africans (HDSAs), hostel conversion and home ownership, beneficiation, affirmative procurement, as well as the employment and development of women. Currently, detailed implementation plans are being developed to address the challenging targets that have been set.

Insofar as ownership targets of the Mining Charter are concerned, Implats estimates that it currently has credit for 9% as a result of the Lonplats sale (transfer of equity to HDSAs) and existing shareholdings. Implats is engaged in discussions to secure a potential BEE partner to ensure that the targets of the Mining Charter are met.

PROSPECTS

Prospects for PGMs essentially remain unchanged from that of recent years. The automotive industry is expected to continue to be the major driving force of demand for platinum in the medium term with both light-duty and heavy-duty diesel vehicle emission control technologies being platinum-based. Demand will be supported by that from the jewellery sector and the platinum market is thus likely to remain in balance.

Implats plans to continue to grow its platinum production to about 2.3 million ounces by FY2010, mainly from expansions at Zimplats. Platinum production in FY2006 is expected to rise modestly to about 1.9 million ounces.

Costs at the South African operations are expected to be in line with inflation, although the above inflation wage settlements reached with labour in the 2005 wage negotiations will have an impact.

In Zimbabwe, our cost performance is largely dependent on the impact of the exchange rate. The steps we have put in place to move to underground mining at Zimplats should alleviate current operation-driven cost pressures. These cost pressures should be ameliorated by the recent devaluation of the Zimbabwean Dollar against the US dollar.

Given current markets and exchange rates as well as a marginal increase in production in FY2006, headline earnings are expected to increase modestly by 10-15%.

Fred Roux	**Keith Rumble**
Chairman	Chief Executive

Johannesburg
26 August 2005

Declaration of Final Dividend

A final dividend of 1 800 cents per share has been declared in respect of the year ended 30 June 2005. The last day to trade ("cum" the dividend) in order to participate in the dividend will be Friday, 16 September 2005. The share will commence trading "ex" the dividend from the commencement of business on Monday, 19 September 2005 and the record date will be Friday, 23 September 2005.

The dividend is declared in the currency of the Republic of South Africa. Payments from the London transfer office will be made in United Kingdom currency at the rate of exchange ruling on 23 September 2005 or on the first day thereafter on which a rate of exchange is available.

The dividend will be paid on Monday, 26 September 2005. Share certificates may not be dematerialised/rematerialised during the period Monday, 19 September 2005 to Friday, 23 September 2005, both dates inclusive.

By order of the board

R Mahadevey
Group Secretary

Johannesburg
26 August 2005

Corporate Information

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration No. 1957/001979/06
Share code: IMP/IMPO ISIN: ZAE 000083648
LSE: IPLA ADRs: IMPUY
("Implats" or "the company")

Registered Office
3rd Floor, Old Trafford 4, Isle of Houghton
Boundary Road, Houghton 2198
(PO Box 61386, Marshalltown 2107)

Transfer Secretaries
South Africa: Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
United Kingdom: Computershare Investor Services plc
The Pavilions, Bridgwater Road
Bristol BS13 8AE

Directors:
FJP Roux (Chairman), KC Rumble (Chief Executive Officer), DH Brown, CE Markus, JM McMahon*, MV Mennell, TV Mokgatlha, K Mokhele, NDB Orleyn, LJ Paton, JV Roberts, LC van Vught *British




"The 2005 financial year was characterised by excellent operational performance, particularly at Impala Platinum." KEITH RUMBLE CHIEF EXECUTIVE OFFICER

A copy of the annual report is available on the Internet web site:

http://www.implats.co.za

Alternatively please contact the Company Secretary, via e-mail at alan.snashall@implats.co.za or by post at P.O. Box 61386, Marshalltown 2107, South Africa, Telephone: (011) 481 3900

3

YEAR ENDED 30 JUNE 2004 (AUDITED)

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
Registration No. 1957/001979/06
Share code: IMP
ISIN: ZAE 000003554
Issuer code: IMPO
LSE: IPLA
ADR: IMPUY
("Implats")

CONSOLIDATED ANNUAL RESULTS FOR THE YEAR ENDED 30 JUNE 2004 (AUDITED)

* Safety performance (LTIFR) improves by 15%
* Gross platinum production up by 17% to 1.96M oz
* Impala Platinum production at 1.09 Moz platinum
* Sales revenue maintained at R11.81 billion
* Gross margin of 36%
* Profit down 13% to R2.96bn, largely due to rand appreciation
* Unit cost per platinum ounce up by 4.1%
* Final dividend of 1 600 cents declared

Balance Sheet

(All amounts in Rand millions unless otherwise stated)	As at 30 June 2004	As at 30 June 2003
ASSETS		
Non-current assets		
Property, plant and equipment	9,635.6	8,808.9
Investment in associates	2,304.6	2,208.9
Deferred income tax assets	9.4	-
Available-for-sale financial investments	186.4	229.7
Held-to-maturity investments	89.0	74.9
Other receivables	132.7	68.8
	12,357.7	11,391.2
Current Assets		
Inventories	1,229.8	847.4
Trade and other receivables	2,246.2	1,706.2
Cash and cash equivalents	1,204.2	2,324.5
	4,680.2	4,878.1
Total assets	17,037.9	16,269.3
EQUITY		
Capital and reserves attributable to the equity holders of the holding company		
Share capital	625.3	617.8
Other reserves	(626.3)	38.8
Retained earnings	10,685.8	9,220.8
	10,684.8	9,877.4
Minority interest	128.1	418.9
Total equity	10,812.9	10,296.3
LIABILITIES		
Non-current liabilities		
Borrowings	-	62.7
Deferred income tax liabilities	2,271.9	1,886.7
Retirement benefit obligations	62.3	63.5
Provision for future rehabilitation	207.3	200.2
	2,541.5	2,213.1
Current liabilities		
Trade and other payables	2,875.1	2,844.5
Current income tax liabilities	239.8	710.7
Borrowings	568.6	204.7
	3,683.5	3,759.9
Total liabilities	6,225.0	5,973.0
Total equity and liabilities	17,037.9	16,269.3

Income Statement

(All amounts in rand millions unless otherwise stated)	**Year ended 30 June 2004**	Year ended 30 June 2003
Sales	**11,809.1**	11,807.0
On-mine operations	(3,667.7)	(3,251.1)
Concentrating and smelting operations	(967.4)	(801.1)
Refining operations	(477.2)	(411.5)
Amortisation of mining assets	(572.3)	(452.4)
Metals purchased	(2,259.2)	(1,474.1)
Increase/(decrease) in metal inventories	394.4	(133.1)
Cost of sales	(7,549.4)	(6,523.3)
Gross profit	4,259.7	5,283.7
Net foreign exchange transaction (losses)/gains	(216.0)	(328.8)
Other operating expenses	(241.2)	(252.6)
Other income/(expense)	11.4	(54.7)
Other gains – net	138.6	319.1
Finance costs	(67.1)	(33.3)
Share of profit of associates	328.4	725.0
Royalty expense	(414.4)	(598.0)
Profit from disposal of Barplats Investments Ltd	322.3	-
Profit before tax	4,121.7	5,060.4
Income tax expense	(1,141.3)	(1,622.1)
Profit for the year	2,980.4	3,438.3
Profit attributable to:		
Equity holders of the company	2,963.0	3,415.1
Minority interest	17.4	23.2
	2,980.4	3,438.3
Earnings per share (cents per share)		
- basic	4,450	5,131
- diluted	4,442	5,119
Headline earnings per share (cents per share)		
- basic	3,966	5,140
-diluted	3,959	5,128
Dividends to group shareholders (cents per share)		
- final dividend June 2004/3 proposed	1,600	1,750
- interim dividend December 2003/2 paid	500	900
	2,100	2,650

Summary of business segments

For the year ended 30 June 2004

(All amounts in Rand millions, unless otherwise stated)	Impala lease area segment	Marula segment	Barplats disposed segment	Zimbabwe segment	IRS segment	Inter-segment adjustment	Total
Total sales	11,098.7	94.4	112.9	935.8	3,851.5	(4,284.3)	11,809.1
Gross Profit	3,181.6	(16.9)	(4.9)	372.2	716.0	11.7	4,259.7

For the year ended 30 June 2003

(All amounts in Rand millions, unless otherwise stated)	Impala lease area segment	Marula segment	Barplats disposed segment	Zimbabwe segment	IRS segment	Inter-segment adjustment	Total
Total sales	11,340.7	-	154.6	696.1	2,913.8	(3,298.2)	11,807.0
Gross Profit	4,661.4	-	(35.2)	194.8	500.5	(37.8)	5,283.7

Statement of Changes in Shareholders' Equity

(All amounts in rand millions unless otherwise stated)	Attributable to equity holders of the Company				
	Share capital	Other reserves	Retained earnings	Minrority Interest	Total equity
Balance at 30 June 2002	602.9	545.7	8,135.4	61.6	9,345.6
Fair value losses, net of tax:					
- Available-for-sale financial assets		(192.8)			(192.8)
Currency translation differences		(314.1)			(314.1)
Net expense recognised directly in equity		(506.9)			(506.9)
Profit for the year			3,415.1	23.2	3,438.3
		(506.9)	3,415.1	23.2	3,438.3
Employee share option scheme:					
- Proceeds from shares issued	14.9				14.9
Dividends relarting to 2002			(1,730.4)		(1,730.4)
Dividends relating to 2003			(599.3)		(599.3)
Business combinations:					
Currency translation differences				(251.0)	(251.0)
Acquisition of subsidiaries -					
Zimbabwe Paltinum Mines Ltd				775.2	775.2
Transfer from Makwiro Platinum Mines (private) Ltd. on consolidation of Zimbabwe Platinu Mines Ltd.				(190.1)	(190.1)
	14.9		(2,329.7)	334.1	(1,980.7)
Balance at 30 June 2003	617.8	38.8	9,220.8	418.9	10,296.3
Fair value losses, net of tax:					
- Available-for-sale financial assets		(48.6)			(48.6)
Currency translation differences		(265.8)		(33.4)	(299.2)
Net income recognised directly in equity		(314.4)		(33.4)	(347.8)
Profit for the year			2,963.0	17.4	2,980.4
		(314.4)	2,963.0	(16.0)	2,632.6
Employee share option scheme:					
- Adjustment as a result of consolidating share trust	(18.7)				(18.7)
Proceeds from shares issued	26.2				26.2
Zimbabwe Platinum Mines Limited shares issued in terms of offer to minorities				17.8	17.8
Dividend relating to 2003			(1,165.4)		(1,165.4)
Dividend relating to 2004			(332..6)		(332.6)
Disposal of Barplats Investments				(11.4)	(11.4)
Limited business combinations:					
Purchase of additional shares in Zimbabwe Platinum Mines Ltd.		(350.7)		(281.2)	(631.9)
	7.5	(350.7)	(1,498.0)	(274.8)	(2,116.0)
Balance at 30 June 2004	625.3	(626.3)	10,685.8	128.1	10,812.9

Cash Flow Statement

(All amounts in rand millins unless otherwise stated)	**Year ended 30 June 2004**	Year ended 30 June 2003
Cash flows from operating activities		
Cash generated by operations	**3,140.1**	4,335.3
Interest paid	**(63.0)**	(20.7)
Income tax paid	**(1,264.5)**	(1,823.5)
Net cash from operating activities	**1,812.6**	2,491.1
Cash flows from investing activities		
Acquisition of interest in subsidiary and joint venture, net of cash acquired	**(631.9)**	(110.4)
Disposal of subsidiary, net of cash sold	**388.6**	-
Purchase of property, plant and equipment	**(1,824.7)**	(1,754.9)
Proceeds from sale of property, plant and equipment	**7.8**	43.3
Increase in investments in associates	**(42.0)**	492.8
Purchase of unlisted investments	**(14.7)**	-
Loan repayments received	-	18.5
Payments made to environmental trust	**(8.3)**	(8.9)
Interest received	**85.7**	301.4
Dividends received	**295.8**	192.4
Net cash (used in)/ generated from investing activities	**(1,743.7)**	(825.8)
Cash flows from financing activities		
Issue of ordinary shares	**25.2**	14.9
Proceeds from/(repayments of) short-term borrowings	**380.9**	(152.7)
Repaymenbts of long-term borrowings	**(74.7)**	(23.6)
Dividends paid to company's shareholders	**(1,498.0)**	(2,329.7)
Net cash used in financing activities	**(1,166.6)**	(2,491.1)
Net (decrease)/increase in cash and cash equivalents	**(1,097.7)**	(825.8)
Cash and cash equivalents at beginning of year	**2,324.5**	3,150.3
Effects of exchange rate changes on monetary assets	**(39.8)**	-
Cash and cash equivalents at end of year	**1,187.0**	2,324.5

Notes

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), South African Statements of Generally Accepted Accounting Practice and the South African Companies Act. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through the income statement or the statement of changes in equity. The principal accounting policies used by the group are consistent with those of the previous year, except for early adoption of the following revised/issued standards that had a material effect on the group's policies as set out below:

- IAS 1 Presentation of Financial Statements. Affected the presentation of minority interest and other disclosures. Disclosed critical judgements and key assumptions. Tax of associates adjusted to be included with income from ssociates before tax.

- IAS 24 Related Party Disclosures. Affected the identification of related parties and other related-party disclosures.

- IAS 38 Intangible Assets. Ceased to amortise goodwill.

- IFRS 3 Business Combinations. Accumulated amortisation as at 30 June 2003 has een eliminated with a corresponding decrease in the cost of goodwill. From the ear ended 30 June 2003 onwards, goodwill, which is included in the carrying value of the investment in associates, is tested annually for impairment. Acquiree's identifiable contingent liabilities to be recognised at fair value at acquisition date.

The financial statements have been audited by PricewaterhouseCoopers Inc whose unqualified opinion is available for inspection at the registered office of Implats.

The calculation of Headline Earnings per share is derived from profit of R2 963.0 million (2003: R3 415.1 million) adjusted for any non-operational gains and losses, divided by the weighted average number of shares in issue. Adjustments were made for the profit on the sale of Barplats Investments Limited R322.3 million (2003: profit on sale of investment in Brandrill Limited R0.6 million) and the amortisation of goodwill R nil (2003: R6.8 million).

During the year under review, the group acquired a further 32.9% (from 50.5% to 83.4%) in Zimbabwe Platinum Mines Limited (Zimplats) for R631.9 million (AU$132.5 million).

At the end of May 2004 the group disposed of its 83.2% shareholding in Barplats Investments Limited to the Salene Consortium for a consideration of R388.8 million.

Borrowings consist of:

* a loan of R500.0 million (2003: nil) from Indwa Investments Limited. The loan bears current interest at 8.4% per annum and is payable within one year.

* a loan from ABSA Bank Limited of R51,4 million (2002: R181.6 million) secured by sales from the Ngezi/SMC project and various pledges of shares of subsidiaries and guarantees from Zimplats and Impala Platinum Holdings Limited (Implats). The loan bears interest at LIBOR plus 5% and is repayable by September 2004.

Capital expenditure approved at 30 June 2004 amounted to R2,447.6 million (2003: R2 869.0 million) of which R603.2 million (2003: R986.3 million) is already committed. This expenditure over 5 years will be funded internally and if necessary from borrowings.

Certain guarantees were in place as at 30 June 2004:

* The group has provided a guarantee to ABSA Bank Limited for a facility made available to Makwiro Platinum Mines (Private) Limited. As at 30 June 2004, the guarantee amounted to R51.4 million ($8.3 million) (2003: R181.6 million) ($24.1 million), the guarantee is set to expire by September 2004.

* Implats has provided a guarantee to Investec Bank Limited on behalf of Aquarius Platinum (South Africa) (Proprietary) Limited for a loan facility granted of R175.0 million (2003: R175.0 million), of which R175.0 million has been utilised at 30 June 2004 (2003: R175.0 million). This guarantee is set to expire upon completion of certain project completion tests, relating to the Marikana project. If the project completion tests are not met, then the guarantee will reduce proportionally in line with the loan repayments to Investec Bank Limited, which are expected to start by no later than the end of calendar year 2004.

Post-balance sheet events

The company has entered into agreements with a consortia of Historically Disadvantaged South Africans and Lonmin plc in terms of which the company will sell its 27.1% shareholding in Eastern Platinum Limited and Western Platinum Limited for $800 million. The transaction is still subject to concluding legally binding agreements with all the parties, and obtaining approvals from Lonmin shareholders and the relevant regulatory authorities. The transaction is expected to be concluded in the first half of financial year 2005.

During the year, Aquarius Platinum Limited announced a transaction to sell 29.5% of Aquarius Platinum (South Africa) (Pty) Limited to a BEE partnership. Should this transaction take place Aquarius Platinum's shareholding will decline from 75% to 50.5%. Implats has structured a deal with Aquarius to ensure its shareholding remains at 20% (currently 25%).

Operating Statistics

For the year ended 30 June	2004	2003	Variance %
Gross refined production			
Platinum ('000 oz)	**1,961**	1,673	17.2
Palladium ('000 oz)	**1,046**	893	17.1
Rhodium ('000 oz)	**251**	215	16.7
Nickel ('000 t)	**16.4**	14.7	11.6
Impala refined production			
Platinum ('000 oz)	**1,090**	1,040	4.8
Palladium ('000 oz)	**501**	478	4.8
Rhodium ('000 oz)	**116**	134	(13.4)
Nickel ('000 oz)	**6.9**	8.0	(13.8)
IRS refined production			
Platinum ('000 oz)	**871**	633	37.6
Palladium ('000 oz)	**545**	415	31.3
Rhodium ('000 oz)	**135**	81	66.7
Nickel ('000 oz)	**9.5**	6.7	41.8
IRS returned metal (Toll refined)			
Platinum ('000 oz)	**501**	252	98.8
Palladium ('000 oz)	**314**	174	80.5
Rhodium ('000 oz)	**97**	18	438.9
Nickel ('000 oz)	**1.5**	0.9	66.7
Group consolidated statistics			
Exchange rate: (R/$)			
Closing rate on 30 June	**6.17**	7.52	(18.0)
Average rate achieved	**6.88**	9.06	(24.1)
Free market price per platinum ounce sold ($/oz)	**1,140**	939	21.4
Revenue per platinum ounce sold ($/oz)	**1,116**	935	19.4
(R/oz)	**7,678**	8,471	(9.4)
Prices achieved			
Platinum ($/oz)	**773**	597	29.5
Palladium ($/oz)	**223**	264	(15.5)
Rhodium ($/oz)	**548**	646	(15.2)
Nickel ($/t)	**11,843**	7,664	54.5
Sales volumes			
Platinum ('000 oz)	**1,495**	1,373	8.9
Palladium ('000 oz.)	**733**	688	6.5
Rhodium ('000 oz)	**179**	193	(7.3)
Nickel ('000 t)	**15.8**	13.9	13.7
Financial ratios			
Gross margin achieved (%)	**36.1**	44.8	(19.4)
Return on equity* (%)	**30.0**	36.8	(18.5)
Return on assets* (%)	**24.0**	30.0	(20.0)
Debt to equity (%)	**5.3**	2.7	(96.3)
Current ratio	**1.3:1**	1.3:1	-
Operating indicators			
Tonnes milled ex-mine ('000 t)	**19,065**	17,483	9.0
PGM refined production ('000 oz)	**3,725**	3,162	17.8
Capital expenditure (Rm)	**1,822**	1,787	(2.0)
($m)	**265**	198	(33.8)
Group unit cost per platinum ounce (R/oz)	**4,132**	3,970	(4.1)
($/oz)	**602**	440	(36.8)
Impala business segment			
Tonnes milled ex mine ('000 t)	**15,639**	15,042	4.0
Total cost per tonne milled(R/t)	**280**	265	(5.7)
Total cost per tonne milled ($/t)	**41**	29	(41.4)
PGM refined production ('000 oz)	**1,976**	1,924	2.7

Cost per PGM ounce refined (R/oz)	**2,220**	2,072	(7.1)
($/oz)	**323**	230	(40.4)
Cost per platinum ounce refined:			
Total cost of operations (R/oz)	**4,023**	3,832	(5.0)
($/oz)	**586**	425	(37.9)
Net of revenue received for other metals (R/oz)	**2,182**	899	(142.7)
($/oz)	**318**	100	(218.0)
Capital expenditure (Rm)	**1,197**	1,079	(10.9)
($m)	**174**	120	(45.0)
Total Impala labour complement ('000)	**27.5**	28.4	3.2
m2 per stoping employee (me/empl)	**39.2**	40.7	(3.7)
Platinum ounces per employee (oz/empl)	**40**	37	8.1

Review for the year

A highlight of the year was the 17% increase in platinum production to a record level of 1.961 Moz. At the same time, dollar revenue per platinum ounce sold was 19% higher, although rand revenue per platinum ounce sold fell by 9%. The average exchange rate for the period was R6.88/$ (2003: R9.06/$); the closing exchange rate for the year was R6.17/$ (2003: R7.52/$).

Higher production volumes and good cost control resulted in margins of 36%. Profit declined by 13% to R2 963 million ($428 million), compared to the previous year. Excluding the profit on disposal of R322 million from the sale of Barplats, profit decreased to R2 641 million ($382 million). Capital expenditure increased by 2% to R1 822 million ($265 million).

The board has declared a total dividend payout for the year of R1 399 million ($204 million), equivalent to R21 per share ($3.06 per share).

Structural changes

During the past year, two major transactions were announced: the sale of Implats' 27.1% holding in Western Platinum Limited and Eastern Platinum Limited (collectively Lonplats), and the sale of Barplats.

The Minister of Minerals and Energy, Ms Phumzile Mlambo-Ngcuka has indicated that, as presented, the Lonplats transaction is in line with the requirements of the new mining law. Although the Department of Minerals and Energy will only evaluate compliance when the parties formally apply for conversion to new order mining rights, the Minister has acknowledged that, having facilitated this transaction, Implats will be allocated credits proportional to the percentages and ounces sold to the BEE parties. In Impala Platinum's hands this is expected to equal credits of 9%.

The board is satisfied that this transaction is in the best strategic interests of the group and to the benefit of shareholders. In addition to the empowerment credits, the net proceeds of $794.5 million represents a premium of 8% on the market valuation of Lonplats at the time of the first announcement.

The sale of Barplats follows decisions by the board to cease mining operations at the Crocodile River mine (Barplats' primary operation) when it defied all efforts towards profitability, and subsequently to sell Barplats for R389 million to the Salene

Platinum Consortium. The transaction was approved by the South African competitions authorities in June 2004 and the new owners took over from the beginning of July. IRS has a long-term agreement in place with the Crocodile River mine to process any concentrate that may be produced when this mine resumes operation.

The market

Several factors supported the platinum price which traded between a low of $655/oz and a high of $937/oz during the year. These factors included a weak dollar and equity markets, strong demand for commodities in general, a significant increase in global speculative activity and the perception that supply may not keep up with growing demand as a number of expansion plans were cut back. The average price received for platinum was $773/oz, being 30% up on that of the previous year.

In the palladium market, increasing supply and static demand combined with speculative activity resulted in prices ranging from $160/oz to $333/oz. The thin market for rhodium, the price of which spiked in recent months, belies the underlying poor fundamentals for the metal which will keep prices under pressure.

Nickel, on the other hand, enjoyed a far healthier year with supply lagging demand as the metal benefited not only from a strike at a major producer, but also from a significant increase in demand from a burgeoning Chinese economy.

Contribution to earnings

The simplification of the group's structure reflected its continued strategy to focus on mine-to-market operations.

* The group's mining operations (Impala Platinum, Marula Platinum, Zimplats and Mimosa) contributed about 66% of net earnings and have a combined margin of 41%.

* Impala Refining Services (IRS), which processes third party concentrates and undertakes toll-refining, contributed 13% to profit. Although IRS's margins are in the region of 15%, this operation is undertaken at very little risk to the group and uses spare processing and refining capacity, thereby reducing the unit costs associated with the mine-to-market operations.

* Contributions from strategic alliances remained satisfactory at 11%. Lonplats was still accounted for during the year.

Safety and health

Regrettably, 10 people lost their lives as a result of occupational accidents during the year and the board extends its condolences to the families, friends and communities of those who died. More positively, group lost time injury frequency rate (LTIFR) reached an all-time low of 4.80 per million man hours worked. The reportable injury frequency rate (RIFR) was 2.75 per million man hours worked - another record. We aim to improve all our safety statistics by 50% year-on-year.

Operational overview

The mining operations in Rustenburg and Zimbabwe reported record performances, ably supported by improved metallurgical performances at the concentrators and refineries. IRS delivered superior results although this did include a significant contribution from the processing of Lonplats concentrate, which has now ceased.

The operating lowlight was the slower mining ramp-up at our Marula Platinum as a result of geological conditions and an initially inappropriate choice of mining method which has proved impractical.

Specific operating achievements are:

* Ex-mine platinum production for the Rustenburg lease area (1.09 Moz), the highest level in a decade, Zimplats (84 300 oz) and Mimosa (52 800 oz).

* An improvement in metallurgical recoveries to 83.2%.

* A world-class performance at the Precious Metal Refinery, with no deterioration in cost performance, metal recoveries and pipeline inventories, despite operating well above nameplate capacity, and simultaneously undertaking a major expansion.

* Increase of only 4.1% in group costs per platinum ounce which were less than the inflation rate of 5.0% (South African CPIX) over the same period.

Growth

At Marula, Mimosa and Zimplats capital expenditure amounted to R621 million with the bulk being spent at Marula.

In Zimbabwe, we have progressed cautiously on our investments. The Mimosa mine successfully concluded its expansion programme this year, and additional expansion is being considered.

Operating in Zimbabwe can be difficult given both the socio-political dynamics and hyper-inflationary economic circumstances. Recent government moves to introduce additional indigenization quotas without due consultation are of great concern to us. Nonetheless, both Mimosa and Zimplats continue to operate and grow in line with our expectations. Our relationship with the government, which is driven by issues of mutual concern, has been amicable. We await clarity on the impending changes to the mining law in that country as a prerequisite to any further significant investment.

Currently, the plan at Zimplats is to expand in stages, gradually securing the benefits to be gained through our pre-eminent position on the Great Dyke.

Minerals legislation

In South Africa, the Minerals and Petroleum Resources Development Act came into effect on 1 May 2004. State royalties will now be imposed from 2009 in terms of the Royalties Bill. Following the discussions leading to the imposition of those royalties, it is to be hoped that eager investment will be solicited by setting a competitive level based on earnings.

Implats' plans to meet both the letter and spirit of the draft Mining Charter are well underway. The ownership credits of 9% expected to flow from the Lonplats transaction, together with the current 1.5% holding of Royal Bafokeng Resources (Pty) Limited, means that only approximately 4-5% ownership needs to be secured at the Impala lease area level over the next five years. We believe that we are well placed to achieve this and also to accommodate the further 11% required by 2014.

We have continued to develop a comprehensive response to all facets of the new mining legislation and are cognisant of, and prepared for all elements of the Charter, such as skills development, employment equity, beneficiation and affirmative procurement. Implats recognizes the importance of developing a local beneficiation industry and to this end has entered into a platinum jewellery beneficiation venture, Silplat, with Silmar S.p.A., a leading Italian jewellery manufacturer, South African jewellery producer, SA Link, specialist corporate finance house Micofin Corporate Services and Swedish-UK consortium, Saab- BAE SYSTEMS. Implats has invested $2 million directly in Silplat for a stake of 17.5% and made available a platinum loan of up to 1 000 kg.

Delivery to shareholders

In the absence of any acquisition opportunities, just more than half the net inflow from the Lonplats transaction in 2005 (of $668 million) could be available for distribution to shareholders in some form after allowing for the capital requirements for our growth projects. We are considering a number of avenues including a share buy-back or a special dividend.

Having embarked on a sponsored level 1 ADR programme in January 2003, a further ADR split and a Dividend Reinvestment Plan for ADR holders was implemented in early 2004. We are currently considering upgrading this programme to Level 2 and applying to list on a major US stock exchange.

Prospects

The market fundamentals for platinum are expected to remain sound next year. Automotive demand will be the key driver, alongside a recovery in jewellery demand. Palladium and rhodium may fall victim to growing supply and above ground inventories while nickel should remain firm on the back of strong demand and very little growth in supply.

Implats' consistent growth in production is set to continue for the next four years potentially rising to about 2.3 Moz of platinum in 2008. Production for 2005 will come from Implats' managed operations and through IRS, but the once- off windfall of platinum processed on behalf of Lonplats will not be repeated. Consequently,

refined platinum production is expected to decline to about 1.8 Moz in 2005. At the same time, unit cost increases are expected to be in line with inflation.

Whereas profit should be significantly enhanced by the proceeds from the sale of the Lonplats interests, headline earnings will depend to a substantial extent on the exchange rate.

P G Joubert	**K C Rumble**
Chairman	Chief Executive Officer
27 August 2004	

Declaration of Final Dividend

A final dividend of 1 600 cents per share has been declared in respect of the year ended 30 June 2004. The last day to trade "cum" the dividend (in order to participate in the dividend) will be Thursday, 16 September 2004. The share will commence trading "ex" the dividend from the commencement of business on Friday, 17 September 2004 and the record date will be Thursday, 23 September 2004.

The dividend is declared in the currency of the Republic of South Africa. Payments from the London transfer office will be made in pounds sterling at the rate of exchange ruling on 23 September 2004 or on the first day thereafter on which a rate of exchange is available.

The dividend will be paid on Monday, 27 September 2004. Share certificates may not be dematerialised/rematerialised during the period Friday, 17 September 2004 to Thursday, 23 September 2004, both dates inclusive.

By order of the board

R Mahadevey
Group Secretary

Johannesburg
27 August 2004

Corporate information

Registered Office
3rd Floor, Old Trafford 4, Isle of Houghton
Boundary Road, Houghton 2198
(P.O. Box 61386, Marshalltown 2107)

Transfer Secretaries

South Africa:
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg 2001
(P.O. Box 61051, Marshalltown 2107)

United Kingdom:
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex, BN99 6DA

A copy of this Report is available on the Internet web site: http://www.implats.co.za

Alternatively please contact the Company Secretary, via e-mail at alan.snashall@implats.co.za or by post at P.O. Box 61386, Marshalltown 2107, South Africa. Telephone: (011) 481 3900

Date: 27/08/2004 08:00:40 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###15/

Consolidated annual results for the year ended 30 June 2005 (Audited)

IMPLATS
Distinctly Platinum





- Best ever group safety performance
- Headline platinum production up 5% to 1.815 million ounces
- Record production at Impala Platinum – 1.115 million ounces
- Sales revenue rose by 6% to R12.54 billion ($2.02 billion)
- Net profit of R5.2 billion up 78%
- Headline earnings per share up by 10%
- Final dividend R18.00 ($2.70) per share



11,059.1
11,901.5
11,807.0
11,809.1
12,540.8
Sales revenue (Rand million)



1,184.2
1,303.3
1,716.4
2,022.7
Sales revenue ($ million)

Balance Sheet

(All amounts in Rand millions unless otherwise stated)	As at 30 June 2005	As at 30 June 2004
ASSETS		
Non-current assets		
Property, plant and equipment	10,035.0	9,615.6
Investments in associates	901.2	2,324.6
Deferred income tax assets	-	3.4
Available-for-sale financial investments	276.4	85.4
Held-to-maturity investments	99.3	87.0
Other receivables	609.2	137.7
	11,921.1	12,157.7
Current assets		
Inventories	1,721.1	1,223.8
Trade and other receivables	3,109.9	2,245.2
Cash and cash equivalents	3,984.3	1,252.2
	8,895.3	4,681.7
Total assets	20,816.4	20,379
EQUITY		
Capital and reserves attributable to the equity holders of the holding company		
Share capital	120.4	657.9
Other reserves	(506.1)	(626.3)
Retained earnings	14,496.0	10,653.2
	14,110.3	10,684.8
Minority interest	159.8	128.1
Total equity	14,270.1	10,812.9
LIABILITIES		
Non-current liabilities		
Deferred income tax liabilities	2,381.1	2,271.9
Provision for employee benefit obligations	64.6	62.3
Provision for future rehabilitation	234.9	207.3
	2,680.6	2,541.5
Current liabilities		
Trade and other payables	3,582.4	2,875.1
Current income tax liabilities	280.0	237.8
Borrowings	3.3	569.6
	3,865.7	3,682.5
Total liabilities	6,546.3	6,224.0
Total equity and liabilities	20,816.4	20,379

Income Statement

(All amounts in Rand millions unless otherwise stated)	Year ended 30 June 2005	Change %	Year ended 30 June 2004
Sales	12,540.8	6.7	11,809.1
On-mine operations	(4,109.5)		(3,647.7)
Concentrating and smelting operations	(1,043.3)		(957.4)
Refining operations	(502.1)		(477.2)
Amortisation of mining assets	(628.8)		(575.3)
Metals purchased	(2,488.9)		(2,253.2)
Increase in metal inventories	454.8		309.4
Cost of sales	(8,317.8)	(10.7)	(7,549.4)
Gross profit	4,223.0	(0.9)	4,259.7
Net foreign exchange transaction gains/(losses)	32.5		(216.0)
Other operating expenses	(318.9)		(255.4)
Other income	293.2		85.4
Other gains – net	249.8		135.6
Finance costs	(54.3)		(74.6)
Share of profit of associates	203.7		325.4
Royalty expense	(414.9)		(414.4)
Profit from sale of Lonplats (2004: Barplats Investments Ltd)	3,155.0		325.3
Impairment of mining assets	(1,033.8)		-
Profit before tax	6,334.3	54.5	4,100.0
Income tax expense	(1,080.4)		(1,141.3)
Profit for the year	5,253.9	77.6	2,958.7
Profit attributable to:			
Equity holders of the company	5,237.6		2,941.3
Minority interest	16.3		17.4
	5,253.9		2,958.7
Earnings per share (expressed in cents per share)			
– basic	7,920	79.3	4,418
– diluted	7,914	79.5	4,410
Headline earnings per share (expressed in cents per share)			
– basic	4,325	9.9	3,934
– diluted	4,322	10.1	3,927
Dividends to group shareholders			
– final dividend June 2005/4 proposed (cents per share)	1,800	12.5	1,600
– interim dividend December 2004/3 paid (cents per share)	500	-	500
	2,300	9.5	2,100

Summary of Business Segments

(All amounts in Rand millions unless otherwise stated)

Year ended 30 June 2005	Impala segment	Marula segment	Barplats disposed segment	Zimbabwe segment	Refining services segment	Inter-segment adjustment	Total
For the year ended 30 June 2005							
Total sales	12,040.6	237.0		1,079.9	4,072.3	(4,890.0)	12,540.8
Gross profit	3,537.8	(127.4)		759.5	611.3	(27.7)	4,223.0
For the year ended 30 June 2004							
Total sales	11,001.7	96.4	102.9	959.9	1,451.1	(1,744.3)	11,809.1
Gross profit	3,181.6	(12.9)	(4.9)	372.2	716.2	11.7	4,259.7

Statement of Changes in Shareholders' Equity

(All amounts in Rand millions unless otherwise stated)	Attributable to equity holders of the Company: Share capital	Other reserves	Retained earnings	Minority interest	Total equity
Balance at 30 June 2003	617.8	38.8	9,220.8	418.9	10,296.3
Impact of adopting IFRS 2 (Share-based payments) on opening retained earnings	10.9		(10.9)		-
Restated balance at 30 June 2003	628.7	38.8	9,209.9	418.9	10,296.3
Fair value losses, net of tax:					
Available-for-sale financial assets		(48.6)			(48.6)
Currency translation differences net of tax		(265.8)		(33.4)	(299.2)
Net income recognised directly in equity		(314.4)		(33.4)	(347.8)
Profit for the year			2,941.3	17.4	2,958.7
Total recognised income for 2004		(314.4)	2,941.3	(15.0)	2,610.9
Employee share option scheme					
Adjustment as a result of consolidating share trust	(18.7)				(18.7)
Proceeds from shares issued	26.2				26.2
Fair value of employee services	21.7				21.7
Issue of shares by subsidiary				17.8	17.8
Dividends relating to 2003			(1,165.4)		(1,165.4)
Dividends relating to 2004			(332.6)		(332.6)
Disposal of Barplats Investments Limited				(11.4)	(11.4)
Business combinations					
Purchase of additional share in Zimplats Holdings Limited (formerly Zimbabwe Platinum Mines Ltd)		(350.7)		(281.2)	(631.9)
	29.2	(350.7)	(1,498.0)	(274.8)	(2,094.3)
Balance at 30 June 2004	657.9	(626.3)	10,653.2	128.1	10,812.9
Fair value gains, net of tax:					
Available-for-sale financial assets		76.6			76.6
Currency translation differences, net of tax		72.6		8.6	81.2
Net income recognised directly in equity		49.2		8.6	157.8
Profit for the year			5,237.6	16.3	5,253.9
Total recognised income for 2005		49.2	5,237.6	24.9	5,411.7
Employee share option scheme					
Proceeds from shares issued	53.3				53.3
Fair value of employee service	22.3				22.3
Purchase of treasury shares by subsidiary	(613.1)				(613.1)
Dividends relating to 2004			(1,062.6)		(1,062.6)
Dividends relating to 2005			(332.2)		(332.2)
Business combinations					
Purchase of additional share in Zimplats Holdings Limited (formerly Zimbabwe Platinum Mines Ltd)		(29.0)		6.8	(22.2)
	(537.5)	(29.0)	(1,394.8)	6.8	(1,954.5)
Balance at 30 June 2005	120.4	(506.1)	14,496.0	159.8	14,270.1

Cash Flow Statement

(All amounts in Rand millions unless otherwise stated)	Year ended 30 June 2005	Year ended 30 June 2004
Cash flows from operating activities		
Cash generated from operations	3,755.5	3,147.6
Interest paid	(37.4)	(63.2)
Income tax paid	(931.1)	(1,264.2)
Net cash from operating activities	2,787.0	1,820
Cash flows from investing activities		
Acquisition of subsidiary, net of cash acquired	(22.2)	(631.3)
Disposal of subsidiaries, net of cash sold	-	388.2
Purchase of property, plant and equipment	(1,995.5)	(1,874.7)
Proceeds from sale of property, plant and equipment	31.9	7.4
Increase in investments in associates	(82.3)	(427.1)
Repayment of shareholders loan in associate	23.1	-
Disposal of investment in associate	4,919.8	-
Purchase of unlisted investments	-	(14.7)
Loans granted	(617.5)	-
Loan repayments received	41.7	-
Payments made to environmental trust	-	(8.5)
Interest received	200.1	78.2
Dividends received	1.0	795.4
Net cash generated from/(used in) investing activities	2,499.1	(1,751.2)
Cash flows from financing activities		
Issue of ordinary shares	53.3	35.2
Purchase of treasury shares by subsidiary	(613.1)	-
(Repayments of)/proceeds from short-term borrowings	(548.1)	380.4
Repayments of long-term borrowings	-	(24.7)
Dividends paid to company's shareholders	(1,394.8)	(1,498.2)
Net cash used in financing activities	(2,502.7)	(1,107.4)
Net increase/(decrease) in cash and cash equivalents	2,783.4	(1,037.7)
Cash and cash equivalents at beginning of year	1,187.0	2,274.5
Effects of exchange rate changes on monetary assets	13.9	(49.8)
Cash and cash equivalents at end of year	3,984.3	1,187.0

Notes

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), South African Statements of Generally Accepted Accounting Practice and the South African Companies Act and are prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial investments, and financial assets and financial liabilities (including derivative instruments) at fair value through the income statement or the statement of changes in equity. The principal accounting policies used by the group are consistent with those of the previous year, unless otherwise stated.

CHANGES IN ACCOUNTING POLICIES
Early adoption of standards.

During the financial year the group early adopted the following IFRSs and the interpretation of standards (IFRIC) which are relevant to its operations. The 2004 accounts have been amended in accordance with the relevant requirements.

IFRS 2 (issued 2004)	Share-based payments
IFRS 6 (issued 2004)	Exploration for and evaluation of mineral resources
IFRIC 1 (issued 2004)	Changes in existing decommissioning, restoration and similar liabilities
IFRIC 4 (issued 2005)	Determining whether an arrangement contains a lease
IFRIC 5 (issued 2005)	Rights to interest arising from decommissioning, restoration and environmental rehabilitation funds

continued

- All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards and interpretations.

The adoption of IFRS 5, IFRIC 4 and IFRIC 5 did not result in any changes to the groups' reported results.

The early adoption of IFRS 2 has resulted in a change in accounting policy for share-based payments. Until June 2004, the issue of share options to employees did not result in a charge to the income statement. Subsequent to that date, the group charges the accrued cost of share options outstanding and issued since 7 November 2002 to the income statement.

The early adoption of IFRS 2 has resulted in:

	2005	2004
Increase in share capital (R million)	32.3	21.7
Decrease in opening retained earnings (R million)	32.6	10.9
Decrease in headline earnings per share (cents per share)	41	32

The early adoption of IFRIC 1 has resulted in a change in accounting policy for the provision for rehabilitation and restoration costs.

The adoption of this interpretation is applied prospectively as the adjustments to the restoration liability and relevant asset is considered immaterial.

The financial statements have been audited by PricewaterhouseCoopers Inc. whose unqualified opinion is available for inspection at the registered office of Implats.

The calculation of headline earnings per share is derived from profit of R5 237.6 million (2004: R2 941.3 million) adjusted for any non-recurring capital gains and losses, divided by the weighted average number of shares in issue. Adjustments to profit were made for the impairment of assets net of tax R849.8 million, sale of a toll refining contract net of tax (R77 million) and profit on sale of Lonplats (R3 157.0 million) (2004: profit on sale of Barplats Investments Limited (R322.3 million)).

During the year under review the group acquired [illegible] 13 million (2004: 32.3 million) shares in Zimplats Holdings Limited for an amount of R27.7 million (2004: R631.9 million) AU$ 4.8 million (2004: AU$ 135.2 million).

A restructuring of the shareholding in the Zimplats group resulted in 14.8 million shares being issued to the holding company for its holding in Zimbabwe Platinum Mines (Pvt) Limited (formerly Mhondoro Platinum Mines (Pvt) Limited). The total value of this transaction was R744 million. The percentage holding after these changes amounted to 86.9% in Zimplats.

Capital expenditure approved at 30 June 2005 amounted to R9 473.4 million (2004: R7 447.6 million) of which R2 595.5 million (2004: R603.2 million) is already contracted. This expenditure will be funded internally and if necessary from borrowings.

Certain guarantees were in place as at 30 June 2005:

- Impala Platinum Holdings Limited has provided a guarantee to Investec Bank Limited on behalf of Aquarius Platinum (South Africa) (Proprietary) Limited for a loan facility granted of R146.3 million (2004: R175.2 million), of which nil (2004: R175.0 million) has been utilised at year end. The guarantee is set to expire upon completion of certain project completion tests relating to the Marikana project. If the project completion tests are not met, the guarantee will reduce proportionally in line with the loan repayments to Investec Bank Limited, which started at the end of calendar year 2004.
- Guarantees amounting to R288.2 million to the various regional offices of the Department of Minerals and Energy for rehabilitation and closure costs.

Due to the uncertainties regarding the timing and amounts, potential outflows cannot be quantified.

Operating Statistics

For the year ended 30 June		2005	2004	Variance %
Gross refined production				
Platinum	(000 oz)	1,848	1,961	(5.8)
Palladium	(000 oz)	1,029	1,076	(4.4)
Rhodium	(000 oz)	234	251	(6.8)
Nickel	(000 t)	16.0	15.4	(7.4)
Impala refined production				
Platinum	(000 oz)	1,115	1,090	2.3
Palladium	(000 oz)	515	501	2.8
Rhodium	(000 oz)	130	116	12.1
Nickel	(000 t)	7.9	7.9	4.5
IRS refined production				
Platinum	(000 oz)	733	871	(15.8)
Palladium	(000 oz)	514	545	(5.7)
Rhodium	(000 oz)	104	135	(21.0)
Nickel	(000 t)	8.1	7.5	(4.7)
IRS returned metal (Toll refined)				
Platinum	(000 oz)	246	501	(50.9)
Palladium	(000 oz)	160	314	(49.0)
Rhodium	(000 oz)	54	97	(44.3)
Nickel	(000 t)	1.9	1.5	26.7
Group consolidated statistics				
Exchange rate	(R/$)			
Closing rate on 30 June		6.66	6.17	7.9
Average rate achieved		6.20	6.88	(9.9)
Revenue per platinum ounce sold	($/oz)	1,279	1,116	4.6
	(R/oz)	7,930	7,678	3.3
Prices achieved				
Platinum	($/oz)	840	773	8.7
Palladium	($/oz)	208	253	(6.7)
Rhodium	($/oz)	1,217	548	122.1
Nickel	($/t)	14,592	11,843	21.2
Sales volumes				
Platinum	(000 oz)	1,562	1,495	4.5
Palladium	(000 oz)	826	731	12.7
Rhodium	(000 oz)	177	79	(1.1)
Nickel	(000 t)	14.6	5.8	76
Financial ratios				
Gross margin achieved	(%)	33.7	36.1	(6.6)
Return on equity*	(%)	26.8	25.5	5.1
Return on assets*	(%)	24.0	21.2	13.2
Debt to equity	(%)	0.0	1.3	100.0
Current ratio		2.3:1	1.3:1	76.9
Operating indicators				
Tonnes milled ex mine	(000 t)	19,315	19,065	1.3
Pgm refined production	(000 oz)	3,549	3,725	(4.7)
Capital expenditure	(Rm)	1,992	1,822	9.3
	($m)	322	265	21.5
Group unit cost per platinum ounce	(R/oz)	4,548	4,144	(9.7)
	($/oz)	735	604	(21.7)
Impala business segment				
Tonnes milled ex mine	(000 t)	15,774	15,639	0.9
Total cost per tonne milled	(R/t)	300	281	(6.8)
	($/t)	49	41	(19.5)
Pgm refined production	(000 oz)	2,062	1,976	4.4
Cost per pgm ounce refined	(R/oz)	2,298	2,227	(3.2)
	($/oz)	371	324	(14.5)
Cost per platinum ounce refined	(R/oz)	4,251	4,036	(5.3)
	($/oz)	687	588	(16.8)
Net of revenue received for other metals	(R/oz)	1,872	2,165	4.7
	($/oz)	302	320	5.6
Capital expenditure	(Rm)	1,693	1,197	41.4
	($m)	274	174	57.5
Total Impala labour complement	(000)	26.9	27.5	2.2
m² per stoping employee	(m²/empl)	40.1	37.2	7.3

* based on headline profit

Extract from Chief Executive's Review

SAFETY

The focus on safety continues to yield positive results, with the best ever performance having been achieved by the group and at the major operating subsidiary Impala Platinum.

In spite of our continued improvements in workplace safety, it is with deep regret that we must report the death of seven employees in work-related accidents during the year – four people at Impala's mining operations, one person at Zimplats and two people at Marula. On behalf of the Board and management of the company we extend our condolences to the families and colleagues of those who have died.

In terms of performance, the group lost time injury frequency rate improved by 34% year-on-year and has more than halved over the past four years. The fatal injury frequency rate improved by 26% year-on-year and has also more than halved over the past four years. The fall of ground safety campaign and ground control districts programme continue to play a significant role in these improvements as does the continued rollout of behaviour-based safety systems.

PERFORMANCE

Headline production increased by 5%. The star performer was Impala Platinum, which achieved record platinum production of 1.115 million ounces. During the year gross platinum production decreased by 6% from 1.96 million ounces to 1.85 million ounces. This was expected as the FY2004 figures include the once-off processing of 222,000 ounces of platinum for Lonmin.

Comparisons between FY2004 and FY2005 reflect the underlying market which included the continued strength of the rand for most of the year under review:

- sales revenue rose by 6% to R12.54 billion;
- PGM sales volumes were up 6% which went some way towards mitigating the effects of the 10% decline in the average rand/dollar exchange rate achieved for the year of R6.20/$. Consequently, while dollar revenue per platinum ounce sold increased by 15% on the previous year, rand revenues per platinum ounce increased by only 3.3%;
- cost of sales rose by 10% to R8.3 billion. The gross operating margin was at 34% for the group as a whole and the gross operating margin for Impala was maintained at 42% for the year;
- unit costs per refined platinum ounce were well controlled at Impala and only increased by 5.3% to R4 251. The Zimbabwean operations were negatively affected by local inflation and a managed exchange rate and this contributed disproportionately to the significant increase in group unit cost of 9.7% to R4 548 per refined platinum ounce;
- capital expenditure for the group rose by 9.3% to R1.992 billion;
- net profit at the headline level increased by 9% to R2.86 billion. Including profit on the sale of Lonplats (of R3.2 billion) and the impairment of Marula (of R850 million net of tax) net profit rose by 78% to R5.2 billion; and
- the Board has declared a final dividend of R11 per share resulting in a total dividend for the year of R23 per share.

CORPORATE ACTIVITY

The year saw the conclusion of the Lonplats transaction. Implats' 27.1% stake in this company was sold for a consideration of R4.9 billion, resulting in profit on the sale of R3.2 billion. The proceeds were partially applied to a shareholder-approved share buy-back scheme in which 1.5 million shares (1.2% of the outstanding share capital) were purchased on the JSE Limited for R613 million and partially towards capital expenditure, mainly at Impala.

Implats' shareholding in Zimplats increased to 86.9% with the rationalisation of the structure of Zimplats and Makwiro and the acquisition of 1% on the open market.

Subsequent to Aquarius Platinum Limited's BEE transaction being concluded in October 2004, Implats acquired an additional stake in Aquarius Platinum (South Africa) (Pty) Limited for R7.5 million to maintain its stake in this company at 20%.

In June 2005, Implats and African Rainbow Minerals Limited announced that they would proceed with their joint venture, the 120,000 platinum ounces per annum Two Rivers project. Implats holds a 45% stake in this project and will process and refine the metals through Impala Refining Services.

In April 2005, Implats signed an agreement with Dynatec Corporation of Canada regarding the joint participation of the Ambatovy Nickel Project in Madagascar. This project has the potential to develop into a significant nickel producer and Implats' initial investment will fund a detailed technical feasibility study to be completed in the first half of FY2006. The parties have agreed to bring in a third partner, Sumitomo Corporation of Japan, a significant offtaker of the refined product, who will acquire a 25% interest. As a result Implats and Dynatec will reduce their shareholding to 37.5% each. The project will be jointly managed by Implats and Dynatec and will benefit from Dynatec's expertise in pressure acid leaching technology complemented by Implats' experience in base metals refining.

THE MARKET

Market volatility continued during the financial year, despite the fact that the market was supported by continued fundamental demand. Implats achieved an average basket price of $1 279 per ounce, an increase of 15% on the previous year. These prices were tempered in rand terms by the continued strength of the South African currency which resulted in an increase of only 3.3% to R7,930 per ounce.

After recording a supply deficit for five consecutive years, the platinum market moved back into balance in calendar year 2004 and is expected to remain so in calendar year 2005. Demand was supported by growth in the automotive sector but was insufficient to counter the growth in supply from South Africa where a record 5 million ounces was produced in calendar year 2004.

The average free market **palladium** price for the year at [illegible] was [illegible] in calendar year 2004 was consistent with the underlying fundamentals of the palladium market which remains significantly in surplus with extensive stockpiles still being held by manufacturers, banks and speculators.

Rhodium prices achieved increased by 122% to an average of $1 217 per ounce for the year. This rise was caused by strong industrial demand, principally from the automotive and glass industries and the sharp increase in rhodium lease rates which forced consumers to purchase rather than lease their requirements.

Nickel prices were firm for most of calendar year 2004 and remained at close to record levels as demand from the stainless steel industry continued to pressure supplies from the major producers. Stainless steel production slowed somewhat in recent months easing the tightness in the nickel market.

OPERATIONAL PERFORMANCE

Impala Platinum turned in a record performance, increasing platinum production by 2% to 1.115 million ounces despite the industrial action experienced during the year which resulted in a loss of production of 44 000 ounces. The processing and refining operations continued to excel, with concentrator recoveries in particular rising to a record level of 84.3%.

During the year the focus was on optimising the use of infrastructure and resources, improving productivity, maintaining costs, rolling out technology, investment in new shafts and implementation of Mineral Reserve Management and SAP operating systems.

At **Marula Platinum**, a revised mining plan was implemented which has seen the adoption of an interim hybrid mining method (a combination of mechanised and conventional mining), with full adoption of conventional mining by FY2007. There has been a steady improvement in performance following the switch to hybrid mining and the simultaneous introduction of conventional mining.

The lower-than-expected start-up of Marula and the continued strength of the rand led to revised financial and operating assumptions and the Board acted decisively in adopting a R1.0 billion (pre-tax) impairment of the asset. It is expected that the mine will reach break-even in the second quarter of FY2006.

Production at **Zimplats** remains on track, with 82,400 ounces of platinum produced, a decrease of 2%. Total costs increased by 25% and unit costs by 27% as a result of higher opencast mining costs, inflation and the fixed exchange rate.

To mitigate the opencast mining cost issue, in June 2005, the Zimplats and Implats Boards approved capital expenditure of $46 million to extend the existing underground mine at Ngezi as part of a planned transition from opencast mining to underground operations. This will also position the company for a rapid start-up to the expansion should the conditions precedent to further investment be met. The Board has set clear preconditions before it will approve further investment to expand operations. Discussions on these issues with the Zimbabwean government and the Reserve Bank of Zimbabwe continue.

With production of 50,800 ounces of platinum in the year under review, Mimosa delivered an outstanding performance. As at Zimplats, costs are under pressure as a result of the fixed exchange rate. Nonetheless, this operation has maintained a margin of 30%.

Expansion to 90,000 platinum ounces per annum at Mimosa has been approved with our joint venture partner Aquarius Platinum, subject to the debt funding of $90 million being secured and project status being granted by the Reserve Bank of Zimbabwe.

BLACK ECONOMIC EMPOWERMENT AND TRANSFORMATION

Implats has embraced the principles of transformation as a strategic imperative to reinforce its position as a leading southern African company making the best possible use of available resources.

A transformation initiative, Project Phoenix, has been launched under the auspices of a Transformation Advisory Committee to ensure that Implats meets the goals set by the Mining Charter in terms of employment and training development of historically disadvantaged South Africans (HDSAs), hostel conversion and home ownership, beneficiation, affirmative procurement as well as the employment and development of women. Currently detailed implementation plans are being developed to address the challenging targets that have been set.

Insofar as ownership targets of the Mining Charter are concerned, Implats estimates that it currently has made up 9% as a result of the Lonplats sale (made in part to HDSAs) and existing shareholders. Implats is engaged in discussions to secure a potential BEE partner to ensure that the targets of the Mining Charter are met.

PROSPECTS

Prospects for PGMs essentially remain unchanged from that of recent years. The automotive industry is expected to continue to be the major driving force of demand for platinum in the medium term with both light-duty and heavy-duty diesel vehicle emission control technologies being platinum-based. Demand will be supported by that from the jewellery sector and the platinum market is thus likely to remain in balance.

Implats plans to continue to grow its platinum production to about 2.3 million ounces by FY2010 mainly from expansions at Zimplats. Platinum production in FY2006 is expected to rise modestly to about 1.9 million ounces.

Costs at the South African operations are expected to be in line with inflation, although the above inflation wage settlement reached with labour in the 2005 wage negotiations will have an impact.

In Zimbabwe, our cost performance is largely dependent on the impact of the exchange rate. The steps we have put in place to move to underground mining at Zimplats should alleviate current operations-driven cost pressures. These cost pressures should be ameliorated by the recent devaluation of the Zimbabwean Dollar against the US dollar.

Given current markets and exchange rates as well as the anticipated increase in production in FY2006 headline earnings are expected to increase modestly by 10-15%.

Fred Roux
Chairman

Keith Rumble
Chief Executive

Johannesburg
26 August 2005

Declaration of Final Dividend

A final dividend of 1 100 cents per share has been declared in respect of the year ended 30 June 2005. The last day to trade ("cum" the dividend) in order to participate in the dividend will be Friday, 16 September 2005. The share will commence trading "ex" the dividend from the commencement of business on Monday, 19 September 2005 and the record date will be Friday, 23 September 2005.

The dividend is declared in the currency of the Republic of South Africa. Payments from the London transfer office will be made in United Kingdom currency at the rate of exchange ruling on 23 September 2005 or on the first day thereafter on which a rate of exchange is available.

The dividend will be paid on Monday, 26 September 2005. Share certificates may not be dematerialised/rematerialised during the period Monday, 19 September 2005 to Friday, 23 September 2005, both dates inclusive.

By order of the board

R Mahadevey
Group Secretary

Johannesburg
26 August 2005

Corporate Information

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration No. 1957/001979/06
Share code: IMP/IMPO   ISIN: ZAE000003554
LSE: IPLA   ADRs: IMPUY
("Implats" or "the company")

Registered Office
3rd Floor, Old Trafford 4, Isle of Houghton
Boundary Road, Houghton 2198
(PO Box 61386, Marshalltown 2107)

Transfer Secretaries
South Africa: Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
United Kingdom: Computershare Investor Services plc
The Pavilions, Bridgwater Road
Bristol, BS13 8AE

Directors
FJP Roux (Chairman), KC Rumble (Chief Executive Officer), DH Brown, CE Markus, JM McMahon*, MV Mennell, TV Mokgatlha, K Mokhele, NDB Orleyn, LJ Paton, JV Roberts, LC van Vught   *British

"The 2005 financial year was characterised by excellent operational performance, particularly at Impala Platinum." KEITH RUMBLE CHIEF EXECUTIVE OFFICER



A copy of the annual report is available on the Internet web site:

http://www.implats.co.za

Alternatively please contact the Company Secretary, via e-mail at alan.snashall@implats.co.za or by post at P.O. Box 61386, Marshalltown 2107, South Africa. Telephone: (011) 481 3900

4


IMPLATS
Distinctly Platinum

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration No. 1957/001979/06
Share code: IMP ISIN: ZAE 000003554
LSE: IPLA ADR's IMPUY
Issuer code: IMPO

("Implats" or "the company")



CONSOLIDATED INTERIM RESULTS
FOR THE SIX MONTHS ENDED
31 DECEMBER 2006


Record
earnings of
R4.3 billion
for
six months


IMPLATS
Distinctly Platinum

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
Registration No. 1957/001979/06
Share code: IMP ISIN: ZAE 000003554
Issuer code: IMPO
LSE: IPLA ADR: IMPUY
("Implats" or "the company")

Registered Office
2 Fricker Road, Illovo 2196
Private Bag X18, Northlands 2116

Transfer Secretaries
South Africa: Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001
(P.O. Box 61051, Marshalltown, 2107).
Facsimile +27 11 688-5200 Telephone +27 11 370-5000

United Kingdom: Computershare Investor Services plc
The Pavilons, Bridgewater Road, Bristol, BS13 8AE

Directors
FJP Roux (Chairman), DH Brown (Chief Executive Officer),
S Bessit, CE Markus, JM McMahon*, MV Mennell,
TV Mokgatlha, K Mokhele, NDB Orleyn,
LJ Paton, JV Roberts, LC van Vught

*British

KEY FEATURES

GROUP PLATINUM PRODUCTION UP 8.5%
TO 1.02 MILLION OUNCES

MARGIN IMPROVES TO 47%

HEADLINE EARNINGS RISE BY 135% TO
R8.24 PER SHARE

SAFETY UNSATISFACTORY

DIVIDEND COVER LOWERED TO 1.7

LOWER MERENSKY VOLUMES
AFFECTS UNIT COST AT IMPALA
PLATINUM

Income statement

(All amounts in rand million unless otherwise stated)	**Six months to 31 December 2006 (Unaudited)**	Six months to 31 December 2005 (Unaudited)	% change	Year to 30 June 2006 (Audited)
Sales	**14,860.2**	7,920.2	87.6	17,500.2
On-mine operations	**(2,814.5)**	(2,313.5)	(21.7)	(4,722.7)
Concentrating and smelting operations	**(634.6)**	(566.8)	(12.0)	(1,129.6)
Refining operations	**(319.3)**	(282.4)	(13.1)	(545.2)
Amortisation of mining assets	**(373.4)**	(334.0)	(11.8)	(622.5)
Metals purchased	**(4,865.6)**	(1,633.6)	(197.8)	(4,326.2)
Increase in metal inventories	**1,138.2**	514.8	121.1	1,161.0
Cost of sales	**(7,869.2)**	(4,615.5)	(70.5)	(10,185.2)
Gross profit	**6,991.0**	3,304.7	111.5	7,315.0
Net foreign exchange transaction gains/(losses)	**16.9**	(76.5)	122.1	177.8
Other operating expenses	**(219.1)**	(154.7)	(41.6)	(340.0)
Other expenses	**(42.5)**	(125.1)	66.0	(147.6)
Interest and other gains – net	**256.4**	168.6	52.1	303.8
Finance costs	**(39.6)**	(10.2)	(288.2)	(58.5)
Share of profit of associates	**131.6**	40.8	222.5	114.8
Royalty expense	**(825.6)**	(379.1)	(117.8)	(851.8)
BEE compensation charge	**–**	–	–	(95.3)
Reversal of impairment of assets	**–**	–	–	583.1
Profit before tax	**6,269.1**	2,768.5	126.4	7,001.3
Income tax expense	**(1,876.2)**	(942.8)	(99.0)	(2,616.2)
Profit for the period	**4,392.9**	1,825.7	140.6	4,385.1
Profit attributable to:				
Equity holders of the company	**4,347.0**	1,814.7	139.5	4,345.4
Minority interest	**45.9**	11.0	317.3	39.7
	4,392.9	1,825.7	140.6	4,385.1
Earnings per share (expressed in cents per share)				
– basic	**824**	345	138.8	826
– diluted	**821**	344	138.7	824
Weighted average number of shares in issue (millions)	**527.9**	525.3	0.5	526.1

Balance sheet

(All amounts in rand million unless otherwise stated)	**As at 31 December 2006 (Unaudited)**	As at 31 December 2005 (Unaudited)	As at 30 June 2006 (Audited)
ASSETS			
Property, plant and equipment	**13,213.8**	10,564.9	12,270.1
Investments	**2,516.8**	1,482.0	2,037.2
Other non-current assets	**635.8**	625.6	611.3
Current assets	**12,766.4**	9,393.4	8,386.0
Total assets	**29,132.8**	22,065.9	23,304.6
EQUITY			
Capital and reserves attributable to the equity holders of the company	**17,127.6**	14,886.0	13,850.1
Minority interest	**255.2**	160.2	214.8
Total equity	**17,382.8**	15,046.2	14,064.9
Provision for long-term responsibilities	**532.2**	341.6	522.9
Borrowings	**457.2**	14.9	11.3
Deferred income tax liabilities	**3,141.6**	2,546.7	2,922.8
Derivative financial instruments	**–**	–	38.2
Current liabilities	**7,619.0**	4,116.5	5,744.5
Total equity and liabilities	**29,132.8**	22,065.9	23,304.6

Segment information

Summary of business segments for the half year ended **31 December 2006:**

(All amounts in rand million unless otherwise stated)	Mining segment				Total mining segment	Refining services segment	Investment and other segment	Inter segment adjustment	Total
	Impala	Marula	Zimplats	Mimosa					
Sales	14,115.4	583.3	765.3	403.8	**15,867.8**	5,789.9		(6,797.5)	**14,860.2**
Segment operating expenses	8,626.6	309.2	362.0	108.3	**9,406.1**	5,164.0		(6,700.9)	**7,869.2**
Profit/(loss) from operations	5,488.8	274.1	403.3	295.5	**6,461.7**	625.9		(96.6)	**6,991.0**
Profit for the half year	3,114.3	216.1	353.1	245.7	**3,929.2**	484.6	75.7	(96.6)	**4,392.9**

Summary of business segments for the half year ended **31 December 2005:**

(All amounts in rand million unless otherwise stated)	Impala	Marula	Zimplats	Mimosa	Total mining segment	Refining services segment	Investment and other segment	Inter segment adjustment	Total
Sales	7,606.9	201.9	451.7	204.3	**8,464.8**	2,571.3		(3,115.9)	**7,920.2**
Segment operating expenses	4,925.7	203.3	297.8	104.7	**5,531.5**	2,179.6		(3,095.6)	**4,615.5**
Profit/(loss) from operations	2,681.2	(1.4)	153.9	99.6	**2,933.3**	391.7		(20.3)	**3,304.7**
Profit for the half year	1,592.7	(8.9)	87.3	75.4	**1,746.5**	223.6	(123.0)	(21.4)	**1,825.7**

Statement of changes in shareholders' equity

(All amounts in rand million unless otherwise stated)	Share capital	Other reserves	Retained earnings	Total	Minority interest	Total equity
	Attributable to equity holders of the company					
Balance at 31 December 2005	263.5	(506.3)	15,128.8	14,886.0	160.2	**15,046.2**
Fair value gains, net of tax:						
- Available-for-sale financial investments		314.2		314.2		**314.2**
Currency translation differences, net of tax		210.7		210.7	25.8	**236.5**
Net income recognised directly in equity		524.9		524.9	25.8	**550.7**
Profit for the half year			2,530.7	2,530.7	28.7	**2,559.4**
Total recognised income for the half year		524.9	2,530.7	3,055.6	54.5	**3,110.1**
Employee share option scheme:						
- Proceeds from shares issued	77.7			77.7		**77.7**
- Fair value of employee service	21.4			21.4		**21.4**
Interim dividend relating to 2006			(661.9)	(661.9)		**(661.9)**
Special dividend			(3,624.1)	(3,624.1)		**(3,624.1)**
Share in revaluation reserve in associate		0.2		0.2		**0.2**
BEE compensation charge from sale of shares in Marula Platinum (Pty) Limited		95.3		95.3		**95.3**
Transactions with minorities Purchase of additional share in Zimplats Holdings Limited		(0.1)		(0.1)	0.1	**–**
	99.1	95.4	(4,286.0)	(4,091.5)	0.1	**(4,091.4)**
Balance at 30 June 2006	362.6	114.0	13,373.5	13,850.1	214.8	**14,064.9**
Fair value gains, net of tax:						
- Available-for-sale financial investments		303.8		303.8		**303.8**
Currency translation differences, net of tax		(34.9)		(34.9)	(5.5)	**(40.4)**
Net income recognised directly in equity		268.9		268.9	(5.5)	**263.4**
Profit for the half year			4,347.0	4,347.0	45.9	**4,392.9**
Total recognised income for the half year		268.9	4,347.0	4,615.9	40.4	**4,656.3**
Employee share option scheme:						
- Proceeds from shares issued	17.8			17.8		**17.8**
- Fair value of employee service	95.5			95.5		**95.5**
Final dividend relating to 2006			(1,451.7)	(1,451.7)		**(1,451.7)**
	113.3		(1,451.7)	(1,338.4)		**(1,338.4)**
Balance at 31 December 2006	475.9	382.9	16,268.8	17,127.6	255.2	**17,382.8**

Cash flow statement

(All amounts in rand million unless otherwise stated)	**Six months to 31 December 2006 (Unaudited)**	Six months to 31 December 2005 (Unaudited)	Year to 30 June 2006 (Audited)
Net cash from operating activities	**4,413.9**	2,398.7	4,902.7
Net cash used in investing activities	**(1,121.5)**	(845.1)	(1,824.5)
Net cash used in financing activities	**(999.3)**	(1,028.3)	(5,236.9)
Increase/(decrease) in cash and cash equivalents	**2,293.1**	525.3	(2,158.7)
Cash and cash equivalents at beginning of the period	**1,864.4**	3,984.3	3,984.3
Effects of exchange rate changes on monetary assets	**(15.2)**	(10.9)	38.8
Cash and cash equivalents at end of period	**4,142.3**	4,498.7	1,864.4

Notes

The interim financial statements have been prepared using accounting policies consistent with those as described in the annual financial statements for the year ended 30 June 2006 with the exception of those listed below and have been prepared in accordance with IAS 34 Interim Financial Reporting. This interim financial report should be read in conjunction with the annual financial statements for the year ended 30 June 2006.

The following standards, amendments to standards and interpretations were adopted as from 1 July 2006:

- IAS 19 Employee Benefits (revised January 2006). The adoption of this accounting statement had no material impact on the results of the group.
- IFRIC 10 Interim Financial Reporting and Impairment. The implementation of this interpretation had no material impact on the results of the group.
- IFRIC 11 Group and Treasury Share Transactions. The implementation of this interpretation had no material impact on the results of the group.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

IFRS 7, 'Financial Instruments: Disclosures' and IAS 1, 'Amendments to Capital Disclosures', effective for annual periods beginning on or after 1 January 2007. The group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of IAS 1. The group will apply IFRS 7 and the amendment to IAS 1 from the financial year beginning 1 July 2007.

	Six months to 31 December 2006 (Unaudited)	Six months to 31 December 2005 (Unaudited)	Year to 30 June 2006 (Audited)
1. Headline earnings per share			
– basic (expressed in cents per share)	**824**	351	751
– diluted (expressed in cents per share)	**821**	350	749
Headline earnings per share is calculated on profit attributable to equity holders of the company without adjustments (2005: profit adjusted for: profit on sale of Spitzkop prospecting right of R94.9 million, profit on the sale of the investment in Teba of R4.7 million and a write off of the investment in Ambatovy of R127.1 million.)			

	Six months to 31 December 2006 (Unaudited)	Six months to 31 December 2005 (Unaudited)	Year to 30 June 2006 (Audited)
2. Capital expenditure (R million):			
Opening net book amount	**12,270**	10,035	10,035
Additions	**1,356**	948	2,248
Disposals	**(11)**	(17)	(106)
Exchange adjustment on translation of foreign subsidiaries and joint venture	**(35)**	(69)	129
Depreciation, amortisation, impairment and other movements	**(366)**	(332)	(36)
Closing net book amount	**13,214**	10,565	12,270

Capital expenditure approved at 31 December 2006 amounted to R11.51 billion (2005: R10.9 billion), of which R2.58 billion (2005: R2.23 billion) is already committed. This expenditure will be funded internally and if necessary, from borrowings.

3. Contingent liabilities and guarantees (R million):

Contingencies in respect of the South African Revenue Services and BTX Mining, as reported in the financial statements ending 30 June 2006, still remain.

Certain guarantees and contingent liabilities were in place as at 31 December 2006 in respect of bank and other guarantees and contingencies arising in the ordinary course of business from which it is anticipated that no material liabilities will arise:

	Six months to 31 December 2006 (Unaudited)	Six months to 31 December 2005 (Unaudited)	Year to 30 June 2006 (Audited)
Guarantees			
On behalf of Two Rivers Platinum (Proprietary) Limited (related party)	**331**	99	211
Collateral security for employee housing and loans	**2**	3	3
Department of Minerals and Energy	**297**	288	297
Eskom	**17**	17	17
Registrar of Medical Aids	**5**	5	5
Total guarantees	**652**	412	533
4. Related party transactions (R million):			
The following transactions were carried out with related parties:			
Sales of goods and services to associates	**14**	6	0
Purchases of goods and services from associates	**3,166**	1,412	2,541
Payables arising from sales/purchases of goods/services	**1,837**	581	689
Loans to related parties	**549**	203	107
Key management compensation	**54**	26	63

A subdivision of shares was approved at the annual general meeting held on 12 October 2006.

The ordinary shares of the company were subdivided whereby each ordinary share of 20 cents was subdivided into eight ordinary shares of 2.5 cents each. The subdivided shares commenced trading on the JSE Limited on 6 November 2006.

The earnings and dividends per share reported for the previous financial years were recalculated, using the subdivided number of shares, to enable comparison with the current reporting period.

The authorised share capital of the holding company after the subdivision is as follows:

	Rand million
800,000,000 ordinary shares of 2.5 cents each	20.0
44,008,000 "A" ordinary shares of 2.5 cent each	1.1
	21.1

During the period under review 16.4 million shares (2.1 million shares pre subdivision) were issued in terms of an approved Employee Share Ownership Programme. The associated share based payment costs for the half year under review amounted to R67.4 million which is included in cost of sales.

Borrowings consist of a term loan from Standard Bank Limited amounting to R401.2 million, which carries interest at the Johannesburg Interbank Acceptance Rate (JIBAR) plus 90 basis points and a revolving credit facility amounting to R56.0 million, which carries interest at JIBAR plus 100 basis points. The loans are repayable over 8.5 years.

Interim dividend no. 78 of 275 cents per share, amounting to R1.66 billion based on shares in issue as at 31 December 2006, inclusive of shares to be issued in terms of the RBN transaction, was approved by the board of directors on 15 February 2007; Secondary Tax on Companies on this dividend will amount to R207.4 million.

Operating statistics

		Six months to 31 December 2006	Six months to 31 December 2005	% change	Year to 30 June 2006
Gross refined platinum production					
Impala	(000oz)	**545**	591	(7.8)	1,125
IRS	(000oz)	**473**	347	36.3	721
Total	(000oz)	**1,018**	938	8.5	1,846
IRS metal returned (toll refined)					
Platinum	(000oz)	**93**	145	(35.9)	246
Palladium	(000oz)	**81**	104	(22.1)	190
Rhodium	(000oz)	**18**	23	(21.7)	42
Sales volumes					
Platinum	(000oz)	**909**	833	9.1	1,582
Palladium	(000oz)	**422**	440	(4.1)	896
Rhodium	(000oz)	**108**	93	16.1	193
Nickel	(000t)	**8.6**	6.7	28.4	14.8
Prices achieved					
Platinum	($/oz)	**1,164**	911	27.8	988
Palladium	($/oz)	**320**	207	54.6	258
Rhodium	($/oz)	**4,664**	2,260	106.4	3,015
Nickel	($/t)	**28,526**	14,218	100.6	15,343
Consolidated statistics					
Average rate achieved	(R/$)	**7.25**	6.49	11.7	6.37
Closing rate	(R/$)	**7.04**	6.31	11.6	7.16
Revenue per platinum ounce sold	($/oz)	**2,234**	1,452	53.9	1,721
	(R/oz)	**16,197**	9,423	71.9	10,963
Tonnes milled ex-mine	(000t)	**10,714**	10,394	3.1	20,197
PGM refined production	(000oz)	**1,915**	1,773	8.0	3,490
Capital expenditure	(Rm)	**1,356**	948	43.0	2,248
Group unit cost per platinum ounce:					
Excluding share based remuneration	($/oz)	**781**	722	(8.2)	769
	(R/oz)	**5,647**	4,690	(20.4)	4,912
Including share based remuneration	($/oz)	**823**	732	(12.4)	788
	(R/oz)	**5,954**	4,749	(25.4)	5,032
Dividend (relating to reporting period earnings):					
Ordinary	(cps)	**275**	125	120.0	400
Special	(cps)		688		688

Additional statistical information is available on the company's internet website.

Review of operations

Safety remains of paramount importance to the group. Despite the lost time injury frequency rate (LTIFR) having improved by 4% compared to the financial year ended 30 June 2006, there were regrettably seven fatal accidents throughout the group of which 6 occurred at the Impala Platinum operation. The Implats Board and management extend their condolences to the families and colleagues of the deceased, and remain committed to eliminate fatalities at work.

The increase in fatal injuries is primarily as a result of falls of ground. In addition to the ongoing Tsibogo safety training campaign, a Major Hazard Action Plan consisting of various projects was implemented during the period.

Production by the Implats group was up 8.5% period on period for the six months ended December 2006 to a near record 1.02 million ounces of platinum due to a combination of higher production at IRS and the group's operating units other than Impala Platinum which more than offset lower production at the Impala Platinum operation.

Impala Platinum Limited (Impala Platinum) – 100%

Platinum production was down 7.8% to 545,000 ounces as a result of a reduction in ore and grade mined from the Merensky Reef which was partially offset by lower yield opencast UG2 ore. Tonnes milled were virtually the same as in the comparable financial period.

The action plan communicated to the market in October 2006 to address the issue of the decline in headgrade focused on a back-to-basics mining plan to reduce mining dilution parameters. The key elements in mining contributing to the reduction have been identified and are being addressed. A new bonus scheme for the panel teams focusing on efficiencies, face advance and sweepings was implemented in November 2006, which yielded some positive results in the last month of this reporting period. In addition UG2 grade has shown an improvement as a result of these interventions.

The refining operation continued to excel and gross refined platinum production increased by 8.5% to 1.02 million ounces with PGM production up by 8.0% to 1.92 million ounces.

The unit cost per platinum ounce was 22.1% (28.2% inclusive of share-based payment cost) higher at R5,369. This increase is mainly due to the lower platinum production aggravated by inflationary increases, safety initiatives (EZ stopers), and more expensive opencast tonnes.

Sinking at the two major capital projects, namely 16 and 20 shafts, remained on schedule. The capital approved for these projects is R6.65 billion of which R1.21 billion has been spent to date. At the end of December 2006 sinking of 16 and 20 shafts had reached depths of 714 and 933 metres respectively and both are currently ahead of schedule and below budget. A feasibility study for a third fourth generation shaft is currently in progress.

Marula Platinum (Proprietary) Limited (Marula) – 77.5%

Marula achieved one million fatality free shifts on 11 October 2006 and continues to maintain this safety record. Two lost time injuries occurred during the first half of the financial year.

Tonnes milled improved by 59.6% to 739,000, with platinum in concentrate up 75.7% to 33,200 ounces. Unit costs decreased by 10.1% to R8,452 per platinum ounce, period on period, despite the harmonisation of wages within the South African operations and the build up of their labour complement.

The implementation of the new mining plan continues to exceed expectations and is currently ahead of schedule and under budget. Plans remain on schedule to achieve full production of 136,000 ounces of platinum in concentrate per annum by the end of the 2009 financial year.

Zimbabwe Platinum Mines Limited (Zimplats) – 86.9%

The safety performance remained excellent with one lost time injury during the reporting period.

Tonnes milled increased by 3.7% to 1.03 million with recovery rates improving to 84.4%. Production rose to 46,100 ounces of platinum in matte. Unit costs per platinum ounce in matte increased by 4.3% in rand terms mainly due to the weakening of the rand against the US dollar.

The Portal 2 underground project was completed well within budget and the operation now accounts for approximately 50% of Zimplats' production at a much lower cost than at the opencast mine.

The expansion project commenced during the period and work on the two new underground mines, Portals 1 and 4, is progressing satisfactorily. The project is expected to increase production from the current 90,000 ounces to 160,000 ounces of platinum per annum by 2010. Capital expenditure totalled R270.7 million for the six months, an increase of 271.7%, largely due to feasibility studies and expansion projects being expedited.

Security of tenure over mining claims required for Zimplats' long term expansion programme was enhanced when the Government of Zimbabwe approved the extension of the Special Mining Lease to cover all of Zimplats' remaining mining claims in terms of the Release of Ground Agreement signed between Zimplats and the Government of Zimbabwe which took effect during the accounting period.

Mimosa Platinum (Private) Limited (Mimosa) – 50%

One fatal accident occurred during the reporting period due to a fall of ground. The LTIFR at 2.33 was disappointing.

Tonnes milled were up 9.0% to 833,000 tonnes, resulting in an increase of 5.2% in latinum production to 38,400 ounces of platinum in concentrate. Unit costs per platinum ounce in concentrate increased by 4.2% in rand terms mainly as a result of the weakening of the rand against the US dollar.

The R168.0 million Wedza Phase V expansion project commenced and will result in concentrator capacity increasing from 150,000 to 175,000 tonnes per month. As a result production will increase to 100,000 ounces of platinum in concentrate per annum by July 2007. Capital expenditure for the period amounted to R60.3 million.

Two Rivers Platinum (Proprietary) Limited (Two Rivers) – 45%

The joint venture between Implats and African Rainbow Minerals Limited is currently in ramp up phase. Full production of 120,000 ounces of platinum in concentrate is still expected to be reached by the end of 2007 despite strike action and delays in commissioning the plant. The plant is processing ore from the underground buildup and the surface stockpile. Capital expenditure amounted to R193 million.

Impala Refining Services Limited (IRS) – 100%

Production at IRS improved to 472,500 ounces of platinum resulting in a net profit of R484.6 million, a 116.5% improvement on the comparable reporting period and representing an 11.2% contribution to group net profit. Higher metal prices boosted net profit for this entity.

Aquarius Platinum (South Africa) (Proprietary) Limited (AQPSA) – 20%

AQPSA contributed R132.2 million to earnings for the period under review compared to R40.9 million for the comparable period. Both the Kroondal and Marikana operations performed well.

Market Review

Growth in overall platinum demand of around 5%, driven essentially by diesel automotive emission legislation, was met by a similar growth in supply, leaving the market balanced. Notwithstanding this, and a reduction of 40% of the net long position held by funds over the year, the price moved up by 10% during the course of calendar year 2006. Positive sentiment towards commodities in general, and platinum, in particular, contributed towards this price increase.

The palladium market recorded another year of significant surplus. The automotive sector continued to benefit from a combination of rapidly growing sales in countries outside of North America, Europe and Japan, and tightening legislation. Jewellery sales declined in 2006 as inventories were depleated and recycling increased. Notwithstanding the large inventory overhang, prices benefited from the improved sentiment in commodities and strengthened 20% over the year.

The rhodium market moved further into deficit in 2006 as the new emission standards for NOx being phased in world-wide required increased loadings on gasoline vechicles. Glass production continued to drive industrial usage due to the strong ongoing consumer demand for LCD and other flat panel devices. The combined impact on this highly illiquid market was a near doubling of the price over the year.

Corporate matters

BEE transaction

During the interim period Implats and Royal Bafokeng Holdings (Pty) Limited (RBH), wholly-owned by the Royal Bafokeng Nation (RBN), received shareholder approval for a black economic empowerment (BEE) transaction, which replaces the previously announced IRS transaction.

In terms of the new transaction known as the "royalty transaction", Impala will pay to RBH an amount of R10.6 billion, being all royalties due to the RBN from 1 July 2007 onwards in terms of the notarial mineral lease between Impala Platinum and the RBN. This amount will be used by the RBN to subscribe for 75.1 million shares (9.4 million pre share split) in Implats which together with the RBN's existing holding of 8 million shares (1 million pre share split), will result in a holding of 13.4% in Implats. The previously announced IRS transaction has been allowed to lapse.

The new agreement followed discussions with the Department of National Treasury who indicated that Impala Platinum would probably not be able to offset any existing royalties payable to the RBN against royalties payable to the State under the new Royalty Bill. Should the final Royalty Act allow for an offset, Impala Platinum will be entitled to claim such offset. An amendment to the Income Tax Act, 1962, to permit the tax deductibility of the payment of royalties in advance is expected to be promulgated in February 2007. This amendment will allow Impala to deduct R10.6 billion in respect of the royalties in equal amounts over 31 years.

African Platinum plc (Afplats)

A binding agreement was signed with Afplats in terms of which Implats will acquire 29.9% of Afplats' South African assets. Funding acquired from the transaction will be used to develop the Leeuwkop Project in its initial phase and will allow the remaining project funding to be secured at a lower cost once the project has been significantly de-risked and mining has commenced. Implats' operational technical expertise will ensure that the project is successfully developed.

Exploration

Exploration activities continue in Canada, Botswana, Madagascar and China. Drilling in the Highbank Lake layered instrusive in Canada have not identified any significant mineralisation. In Madagascar three boreholes have been completed on the Ambodilafa anomaly. Assay results are outstanding. In Botswana the airborne EM survey identified certain anomalies which require ground follow up.

Financial Review

The interim period of the 2007 financial year was characterised by continued strong growth in headline earnings, principally as a result of higher US dollar metal prices coupled with increases in sales volumes and a weaker rand. Consequently, dollar revenue per platinum ounce sold was 53.9% higher and the corresponding rand revenue was 71.9% up.

Margins improved across the group with the gross margin increasing by 12.7% to 47.0%. Headline earnings per share, on a recalculated basis using the post share split number of shares, rose by 134.8% and basic earnings per share by 138.8% to 824 cents.

Sales for the period ending December 2006 increased by 87.6% to R14.86 billion (US$2.05 billion) for the half-year from R7.92 billion (US$1.22 billion) for the six month period ending December 2005. The variance analysis of the sales increase was as follows:

- **volumes** up by 11.0%, resulting in a positive sales variance of R871 million;
- **metal prices** of platinum, palladium, rhodium and nickel strengthened in both rand and dollar terms, exceeding expectations; with PGM prices and that of platinum especially reaching record levels, overall dollar prices improved by 57.1% contributing to a positive sales variance of R4.53 billion;
- **the rand/dollar exchange rate** weakened during the period and closed on 31 December 2006 at R7.04/$ compared to a close of R6.31/$ on 31 December 2005; the average exchange rate for the period under review was R7.25/$ versus R6.49/$ for the comparable period a year ago; this contributed 19.5% to increased sales, equivalent to R1.54 billion.

Cost of sales were up by 70.5% to R7.87 billion largely as a result of an increase in metals purchased and a rise in sales volumes. The group unit cost per platinum ounce produced was 20.4% higher at R5,647 per platinum ounce (excluding share-based payments).

Earnings contributions

As in previous years, Implats' income continued to be derived from three sources with the bulk coming from the mine-to-market operations (85.8%). The other two sources of income are IRS and equity income from investments.

Contribution to headline earnings (R million)

Entity	Six months to 31 Dec 2006	% Contribution	Six months to 31 Dec 2005	% Contribution
Impala	**3 080**	**70.8**	1 501	81.5
Marula	**85**	**2.0**	(9)	(0.5)
Zimplats	**299**	**6.9**	74	4.0
Mimosa	**267**	**6.1**	79	4.3
IRS	**485**	**11.2**	224	12.2
Aquarius	**132**	**3.0**	41	2.2
Two Rivers	**(1)**	**–**	–	–
Ambatovy	**–**	**–**	(68)	(3.7)
Headline earnings	**4 347**	**100.0**	1 842	100.0

- ***Mine-to-market operations:*** The mine-to-market operations owned by the Implats group are Impala Platinum, Marula Platinum in South Africa and Zimplats and Mimosa in Zimbabwe, which together contributed R3.73 billion (85.8%) to group headline profit. Gross profit at Impala Platinum rose by 107.9% to R5.51 billion with operating margins improving to 63.2% from 50.2%, raising the group's overall margin by 12.7% to 47.0%. Marula reported a positive contribution of R85.0 million which was a substantial improvement on the previously reported loss of R9.0 million. The Zimbabwe operations reported increases in margins due to higher US dollar receipts.

Operating margins (%)

Entity	Six months to 31 Dec 2006	Six months to 31 Dec 2005
Impala	**63.2**	50.2
Marula	**47.0**	(0.7)
Zimplats	**52.7**	34.1
Mimosa	**73.2**	48.8
IRS	**10.8**	15.2
Implats group	**47.0**	41.7

- ***IRS,*** the accounting entity housing Implats' third-party refining services, contributed R484.6 million to group headline profit, an increase of 116.5%. Given the lower risks and capital requirements of IRS, margins at this entity are lower than at other operations within the group. Margins for the 2007 interim period were 10.8% compared to the 15.2% of the previous period mainly due to the purchase of material previously toll refined at current high metal prices. Sales for the period rose by 125.2% to R5.79 billion with a 36.0% increase in platinum production through IRS to 472,500 ounces.
- ***Equity income*** from investments came from Implats' holding in Aquarius Platinum. This increased to R132.2 million largely due to higher rand metal prices.

Earnings attributable to the equityholders of the company rose by 139.5% to R4.35 billion mainly as a result of higher rand metal prices.

Balance sheet, structure and cash flow

The emphasis on maintaining a strong balance sheet continues so as to ensure that there is sufficient funding for the group's planned future capital expenditure over the next five years. Cash from operating activities during the interim period totalled R4.41 billion and the net increase after accounting for investing and financing activities was R2.29 billion. After funding the capital expenditure programmes, dividends and investments to 31 December 2006, the net closing cash position was R4.14 billion.

The dividend cover for the group has been adjusted to 1.7 times (previously 1.9 times) earnings. The rationale for this adjustment to the dividend policy is the cash savings from the RBN transaction which will see the elimination in future of the royalty payment and the anticipated improved cash generating ability of the group.

Capital expenditure

Group capital expenditure for the 2007 interim period totalled R1.36 billion compared to R948.0 million in the previous interim period. The bulk of this capital expenditure, R903 million, was spent at Impala Platinum on the development of 16 and 20 shafts. The Zimbabwean operations accounted for capital expenditure of R301 million, and Marula, R152 million.

Prospects

The fundamentals for platinum remain firm due to tightening automotive emission legislation which now incorporates heavy duty vehicles and continuing growth in diesel market share in Europe. While the outlook for palladium continues to improve, Russian stock sales will determine price levels. The rhodium market is forecast to remain extremely tight in the medium term due to the adoption of stricter NOx emission legislation. Sustainability of the current nickel price is unlikely.

Implats' growth plan to reach 2.3 million ounces of platinum by 2010 remains on track. The group is investigating further expansion plans to increase production to 2.8 million ounces of platinum.

FJP Roux
Chairman

D H Brown
Chief Executive Officer

Johannesburg
15 February 2007

DECLARATION OF INTERIM DIVIDEND

An interim dividend of 275 cents per share has been declared in respect of the half year ended 31 December 2006. The last day to trade ("cum" the dividend) in order to participate in the dividend will be **Friday, 9 March 2007**. The share will commence trading "ex" the dividend from the commencement of business on **Monday, 12 March 2007** and the record date will be **Friday, 16 March 2007**.

The dividend is declared in the currency of the Republic of South Africa. Payment from the London transfer office will be made in United Kingdom currency at the rate of exchange ruling on **14 March 2007** or on the first day thereafter on which a rate of exchange is available.

The dividend will be paid on **Monday, 19 March 2007**. Share certificates may not be dematerialised/rematerialised during the period **Monday, 12 March 2007** to **Friday, 16 March 2007**, both dates inclusive.

By order of the board

R Mahadevey
Group Secretary

Johannesburg
15 February 2007

A copy of this Report is available on the Internet web site:

http://www.implats.co.za

Alternatively please contact the Company Secretary,
via e-mail at alan.snashall@implats.co.za or by post at
P.O. Box 61386, Marshalltown 2107, South Africa. Telephone: 011 731 9000




IMPLATS
Distinctly Platinum

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration No. 1957/001979/06
Share code: IMP/IMPO ISIN: ZAE 000003554
LSE: IPLA ADR's IMPUY

("Implats" or "the company")



CONSOLIDATED INTERIM RESULTS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2005

Key Features

SALES INCREASED BY 28% TO
R7.9 BILLION

GROUP PRODUCTION UP 7% TO
938,000 OUNCES OF PLATINUM

HEADLINE EARNINGS INCREASED BY 78%
TO R28.06 PER SHARE

INTERIM DIVIDEND OF R10 PER SHARE,
DOUBLED FROM THE PREVIOUS YEAR

SPECIAL DIVIDEND OF R55 PER SHARE
DECLARED

REVENUE PER PLATINUM OUNCE UP BY
24% IN RAND TERMS AND 18%
IN DOLLAR TERMS

MARGINS IMPROVE FROM 33% TO 42%

GROUP UNIT COSTS CONTAINED
TO A 4.2% INCREASE

ANNOUNCEMENT OF BEE TRANSACTION
WITH ROYAL BAFOKENG RESOURCES
AND IMPLATS EMPLOYEES

Income statement

(all amounts in Rand million unless otherwise stated)	**Six months to 31 December 2005 (Unaudited)**	Six months to 31 December 2004 (Unaudited)	% change	Year to 30 June 2005 (Audited)
Sales	**7,920.2**	6,188.4	28.0	12 540,8
On-mine operations	**(2,313.5)**	(2,024.3)	(14.3)	(4,109.5)
Concentrating and smelting operations	**(566.8)**	(526.3)	(7.7)	(1,043.3)
Refining operations	**(282.4)**	(247.2)	(14.2)	(502.1)
Amortisation of mining assets	**(334.0)**	(276.4)	(20.8)	(628.8)
Metals purchased	**(1,633.6)**	(1,157.9)	(41.1)	(2,488.9)
Increase in metal inventories	**514.8**	65.4	687.2	454.8
Cost of sales	**(4,615.5)**	(4,166.7)	(10.8)	(8,317.8)
Gross profit	**3,304.7**	2,021.7	63.5	4,223.0
Net foreign exchange transaction (losses)/gains	**(76.5)**	(316.2)	75.8	32.5
Other operating expenses	**(154.7)**	(154.3)	(0.3)	(318.9)
Other (expense)/income	**(125.1)**	73.2	(270.9)	292.2
Interest income and other gains – net	**168.6**	106.9	57.7	249.8
Finance costs	**(10.2)**	(37.0)	72.4	(54.3)
Share of profit of associates	**40.8**	204.2	(80.0)	203.7
Royalty expense	**(379.1)**	(231.2)	(64.0)	(414.9)
Profit from sale of investment in Lonplats*	**–**	3,156.2	–	3,155.0
Impairment of mining assets	**–**	(1,451.3)	–	(1,033.8)
Profit before tax	**2,768.5**	3,372.2	(17.9)	6,334.3
Income tax expense	**(942.8)**	(358.4)	(163.1)	(1,080.4)
Profit for the period	**1,825.7**	3,013.8	(39.4)	5,253.9
Profit attributable to:				
Equity holders of the company	**1,814.7**	3,009.8	(39.7)	5,237.6
Minority interest	**11.0**	4.0	175.0	16.3
	1,825.7	3,013.8	(39.4)	5,253.9
Earnings per share (expressed in cents per share)				
– basic	**2,764**	4,529	(39.0)	7,920
– diluted	**2,757**	4,524	(39.1)	7,914
Weighted average number of shares in issue (millions)	**65.7**	66.5	(1.3)	66.1

*Comprising Western Platinum Limited and Eastern Platinum Limited ("Lonplats")

Balance sheet

(all amounts in Rand million unless otherwise stated)	**As at 31 December 2005 *(Unaudited)***	As at 31 December 2004 *(Unaudited)*	As at 30 June 2005 *(Audited)*
ASSETS			
Property, plant and equipment	**10,564.9**	8,571.6	10,035.0
Investments	**1,482.0**	1,101.9	1,276.9
Other non-current assets	**625.6**	629.5	609.2
Current assets	**9,393.4**	7,338.0	8,895.3
Total assets	**22,065.9**	17,641.0	20,816.4
EQUITY			
Capital and reserves	**14,886.0**	12,120.6	14,110.3
Minority interest	**160.2**	109.5	159.8
Total equity	**15,046.2**	12,230.1	14,270.1
Provision for long-term responsibilities	**341.6**	274.4	299.5
Borrowings	**14.9**	–	–
Deferred income tax liabilities	**2,546.7**	2,067.4	2,381.1
Current liabilities	**4,116.5**	3,069.1	3,865.7
Total equity and liabilities	**22,065.9**	17,641.0	20,816.4

Segment information

Summary of business segments for the half year ended **31 December 2005:**

(all amounts in Rand million unless otherwise stated)	**Impala segment**	**Marula segment**	**Zimbabwe segment**	**Refining Services segment**	**Inter segment adjustment**	**Total**
Sales	7,606.9	201.9	656.0	2,571.3	(3,115.9)	**7,920.2**
Cost of sales	4,925.7	203.3	402.5	2,179.6	(3,095.6)	**4,615.5**
Gross profit/(loss)	2,681.2	(1.4)	253.5	391.7	(20.3)	**3,304.7**

Summary of business segments for the half year ended **31 December 2004:**

(all amounts in Rand million unless otherwise stated)	**Impala segment**	**Marula segment**	**Zimbabwe segment**	**Refining Services segment**	**Inter segment adjustment**	**Total**
Sales	5,993.0	132.7	476.1	1,972.1	(2,385.5)	**6,188.4**
Cost of sales	4,336.4	194.4	362.2	1,688.8	(2,415.1)	**4,166.7**
Gross profit/(loss)	1,656.6	(61.7)	113.9	283.3	29.6	**2,021.7**

Statement of changes in shareholders' equity

(all amounts in Rand million unless otherwise stated)	Attributable to equity holders of the company: Share capital	Other reserves	Retained earnings	Minority interest	**Total equity**
Balance at 31 December 2004	187.6	(708.6)	12,641.6	109.5	**12,230.1**
Impact of adopting IFRS2 (Share-based Payments) on opening retained earnings	45.0		(45.0)		**-**
Restated balance at 31 December 2004	232.6	(708.6)	12,596.6	109.5	**12,230.1**
Fair value gains, net of tax:					
– Available-for-sale financial investments		88.2			**88.2**
Currency translation differences, net of tax		148.7		8.6	**157.3**
Net income recognised directly in equity		236.9		8.6	**245.5**
Profit for the half year			2,231.6	12.3	**2,243.9**
Total recognised income for the half year		236.9	2,231.6	20.9	**2,489.4**
Employee share option scheme:					
– Proceeds from shares issued	46.3				**46.3**
– Fair value of employee service	9.9				**9.9**
Purchase of treasury shares by subsidiary	(168.4)				**(168.4)**
Interim dividend relating to 2005			(332.2)		**(332.2)**
Transactions with minorities:					
– Purchase of additional shares in Zimplats Holdings Limited		(34.4)		29.4	**(5.0)**
	(112.2)	(34.4)	(332.2)	29.4	**(449.4)**
Balance at 30 June 2005	120.4	(506.1)	14,496.0	159.8	**14,270.1**
Fair value gains, net of tax:					
– Available-for-sale financial investments		100.2			**100.2**
Currency translation differences, net of tax		(100.0)		(9.5)	**(109.5)**
Net income recognised directly in equity		0.2		(9.5)	**(9.3)**
Profit for the half year			1,814.7	11.0	**1,825.7**
Total recognised income for the half year		0.2	1,814.7	1.5	**1,816.4**
Employee share option scheme:					
– Proceeds from shares issued	136.2				**136.2**
– Fair value of employee service	6.9				**6.9**
Final dividend relating to 2005			(1,181.9)		**(1,181.9)**
Transactions with minorities:					
– Purchase of additional shares in Zimplats Holdings Limited		(0.4)		(1.1)	**(1.5)**
	143.1	(0.4)	(1,181.9)	(1.1)	**(1,040.3)**
Balance at 31 December 2005	263.5	(506.3)	15,128.8	160.2	**15,046.2**

Cash flow statement

(all amounts in Rand million unless otherwise stated)	**Six months to 31 December 2005 (Unaudited)**	Six months to 31 December 2004 (Unaudited)	Year to 30 June 2005 (Audited)
Net cash from operating activities	**2,398.7**	958.5	2,787.0
Cash from the sale of Lonplats	**–**	4,919.8	4,919.8
Net cash used in other investing activities	**(845.1)**	(1,339.9)	(2,420.7)
Net cash used in financing activities	**(1,028.3)**	(2,039.4)	(2,502.7)
Increase in cash and cash equivalents	**525.3**	2,499.0	2,783.4
Cash and cash equivalents at beginning of the period	**3,984.3**	1,187.0	1,187.0
Effects of exchange rate changes on monetary assets	**(10.9)**	(14.5)	13.9
Cash and cash equivalents at end of period	**4,498.7**	3,671.5	3,984.3

Notes

The interim financial statements have been prepared using accounting policies consistent with those of the annual financial statements for the year ended 30 June 2005, except for the adoption of the standards as listed below, and conform with International Reporting Standards on Interim Financial Reporting.

The group has adopted the following accounting statements as at 1 July 2005:

- IAS 16 Property, plant and equipment (revised 2003)
- IAS 21 The effects of changes in foreign exchange rates (revised 2003)
- IFRS 4 Insurance contracts
- IFRS 5 Non-current assets held for sale and discontinued operations

The adoption of these statements had no material effect on the results of the group.

Other (expenses)/income includes the following:

- Pre tax profit on sale of the Spitzkop prospecting right for R111 million.
- On 30 November 2005 Implats advised that pursuant to its review of the Ambatovy Project, it has delivered a formal notice of withdrawal under the shareholders agreement. The total amount written off was R195 million (investment in the project of R127 million and bankable feasibility study cost of R68 million).

Headline earnings per share

	Six months to 31 Dec 2005 (Unaudited)	Six months to 31 Dec 2004 (Unaudited)	% change	Year to 30 June 2005 (Audited)
– basic (expressed in cents per share)	**2,806**	1,581	77.5	4,325
– diluted (expressed in cents per share)	**2,799**	1,580	77.1	4,322

Headline earnings per share reflects after tax adjustments for the profit on sale of the Spitzkop prospecting right of R95 million, a profit on the sale of the investment in Teba of R5 million and a write off of the investment in Ambatovy of R127 million (2004: impairment of assets of R1,198 million and profit on sale of Lonplats of R3,156 million).

Capital expenditure approved at 31 December 2005 amounted to R10,847 million (2004: R9,471 million), of which R2,231 million (2004: R2,596 million) is already committed. This expenditure, over a period of 5 years, will be funded internally and, if necessary, from borrowings.

During the period under review, the group acquired an additional shareholding in Zimbabwe Platinum Holdings Limited of approximately 0.09% for R1.5 million (AU$0.3 million), taking the group's holding to 87%.

The results for the comparable period have been restated for the effect of the adoption of IFRS 2 (Share-based Payments), which reduced the earnings by R12.4 million. Basic and diluted earnings per share consequently decreased by 19 cents per share from 1,600 cents per share and 1,599 cents per share respectively.

Interim dividend no. 76 of 1,000 cents per share, amounting to R658.3 million and a special dividend of 5,500 cents per share, amounting to R3,620.9 million, was approved by the board of directors on 16 February 2006; Secondary Tax on Companies (STC) on these dividends will amount to R534.9 million.

Contingent liabilities at 31 December 2005, arising mainly from collateral security for employee housing, amounted to R3,1 million (2004: R6,7 million).

Certain guarantees from which it is anticipated that no material liabilities will arise were in place as at 31 December 2005:

- The holding company has provided a political risk guarantee for a facility, made available by ABSA to Zimbabwe Platinum Mines (Private) Limited. As at 31 December 2005, the guarantee amounted to R19,9 million (2004: R2,8 million) [(US$ 3,1 million) (2004:US$ 0,5 million)]. The loan is payable bi-annually over two years which commenced in December 2005.
- The Department of Minerals and Energy for R313,3 million (2004: R103,7 million) with respect to future environmental rehabilitation costs.
- Eskom for the amount of R17,1 million (2004: R17,1 million) for the supply of electricity.
- Registrar of Medical Aid Schemes for R5,0 million (2004: R5,0 million) on behalf of the Impala Medical Plan.

Due to uncertainties regarding the timing and amount of the guarantees, potential outflows cannot be quantified.

Operating statistics

		Six months to 31 December 2005	Six months to 31 December 2004	% change	Year to 30 June 2005
Gross refined platinum production					
Impala	(000oz)	**591**	547	8.0	1,115
IRS	(000oz)	**347**	333	4.2	733
Total	(000oz)	**938**	880	6.6	1,848
IRS metal returned (toll refined)					
Platinum	(000oz)	**145**	101	43.6	246
Palladium	(000oz)	**104**	40	160.0	160
Rhodium	(000oz)	**23**	27	(14.8)	54
Sales volumes					
Platinum	(000oz)	**833**	803	3.7	1,562
Palladium	(000oz)	**440**	394	11.7	826
Rhodium	(000oz)	**93**	91	2.2	177
Nickel	(000t)	**6.7**	7.0	(4.3)	14.6
Prices achieved					
Platinum	($/oz)	**911**	829	9.9	840
Palladium	($/oz)	**207**	221	(6.3)	208
Rhodium	($/oz)	**2,260**	1,001	125.8	1,217
Nickel	($/t)	**14,218**	13,945	2.0	14,592
Consolidated statistics					
Average exchange rate achieved	(R/$)	**6.49**	6.21	4.5	6.20
Closing exchange rate	(R/$)	**6.31**	5.63	12.1	6.66
Revenue per platinum ounce sold	(R/oz)	**9,423**	7,620	23.7	7,930
	($/oz)	**1,452**	1,227	18.3	1,279
Tonnes milled ex-mine	(000t)	**10,394**	9,646	7.8	19,315
PGM refined production	(000oz)	**1,773**	1,677	5.7	3,549
Capital expenditure	(Rm)	**948**	771	23.0	1,992
Group unit cost per platinum ounce	(R/oz)	**4,749**	4,557	(4.2)	4,548
	($/oz)	**732**	734	0.3	735
Dividend (relating to reporting period earnings)	(cps)	**1,000**	500	100	2,300

Additional statistical information is available on the company's internet website.

Declaration of Interim Dividend

An interim dividend of 1,000 cents per share has been declared in respect of the half-year ended 31 December 2005. The last day to trade ("cum" the dividend) in order to participate in the dividend will be Friday, 3 March 2006. The share will commence trading "ex" the dividend from the commencement of business on Monday, 6 March 2006 and the record date will be Friday, 10 March 2006.

The dividend is declared in the currency of the Republic of South Africa. Payment from the London transfer office will be made in United Kingdom currency at the rate of exchange ruling on 8 March 2006 or on the first day thereafter on which a rate of exchange is available.

The dividend will be paid on Monday, 13 March 2006. Share certificates may not be dematerialised/ rematerialised during the period Monday, 6 March 2006 to Friday, 10 March 2006, both dates inclusive.

Declaration of Special Dividend

In light of the positive view of the market and the fact that Implats has sufficient cash to pursue its growth objectives while maintaining prudent cash management, the Board of Directors has declared a special dividend of 5,500 cents per share. The last day to trade ("cum" the dividend) in order to participate in the special dividend will be Friday, 3 March 2006. The share will commence trading "ex" the special dividend from the commencement of business on Monday, 6 March 2006 and the record date will be Friday, 10 March 2006.

The dividend is declared in the currency of the Republic of South Africa. Payment from the London transfer office will be made in United Kingdom currency at the rate of exchange ruling on 8 March 2006 or on the first day thereafter on which a rate of exchange is available.

The dividend will be paid on Monday, 13 March 2006. Share certificates may not be dematerialised/ rematerialised during the period Monday, 6 March 2006 to Friday, 10 March 2006, both dates inclusive.

By order of the board

R Mahadevey
Group Secretary

Johannesburg
16 February 2006

Review of operations

Production at Implats was 938,000 ounces of platinum in the six months to end December 2005, an increase of 6.6% on the comparable 2004 period. This was largely a result of higher production at Impala Platinum's mining operations.

Although the emphasis on safety on a group-wide basis continues, regrettably there were five fatal accidents at Implats during the first six months of the financial year, all of them at Impala Platinum. (There were four fatal accidents in the previous period). The Implats Board and management extend their condolences to the families and colleagues of the deceased. There were no fatal accidents at Marula, Mimosa or Zimplats during the period. In spite of the worse performance in the first six months, the fatality frequency rate has improved by 41% over the past five years.

At a group level, the lost time injury frequency rate (LTIFR) deteriorated marginally, by 3%, compared to the six months to December 2004. The LTIFR has improved by more than 50% over the past five years.

Renewed emphasis has been placed on safety in the workplace and on the elimination of all fatal accidents at work, with an emphasis on training and leadership. The Tsiboga campaign (which means "on the look out" in Tswana) continues to play a pivotal role.

Impala Platinum Limited (Impala)

Production at Impala Platinum, Implats' flagship operation, reached another record level for the six months ended December 2005. Overall, platinum production rose by 8.0% to 591,000 ounces on the back of record tonnes milled of 8.555 million, an increase of 9.3%.

Overall grade declined by 4.2% as volumes from mechanised mining increased and as more difficult ground conditions at 11 shaft resulted in some dilution. A high-level team has been set up to investigate ways of improving the grade and to focus on quality mining.

Drill jigs (dynamic drilling technology) have been rolled out to approximately 30% of the Merensky panels. The primary benefits from the implementation of the drill jigs are improvements in safety, productivity/ efficiencies and the reduction in physical effort required on the job. Overall, drill jigs have resulted in a 6% improvement in mining efficiencies on the Merensky reef since the start of their implementation.

Excellent progress has been made with the two major capital projects at Impala, namely 16 and 20 Shafts. Together these shafts will contribute 355,000 as replacement ounces to platinum production at Impala when they reach full production – during 2011 for 20 shaft and 2014 for 16 shaft. Sinking of the main shaft at 16 shaft reached 90 metres below surface at the end of January 2006, which is some five months ahead of schedule, while sinking of the main shaft at 20 shaft was 500 metres below surface, about four months ahead of schedule. Of the combined capital approved for these projects of R6.6 billion, R668 million has been spent to date, and a total of R1.71 billion has been committed.

Impala's processing and refining operations continued to excel, with throughput rising to record levels. Concentrator recoveries increased by 2.5% to 85.5% as a result of the tails scavenging facility and improvements achieved at the UG2 plant.

The unit cost per platinum ounce refined at Impala was well contained, increasing by 4.5% to R4,468 per ounce, despite the implementation of the first phase of the two-year wage agreement (6.5% increase).

Gross refined platinum production increased by 6.6% to 938,000 ounces with PGM production up by 5.7% to 1.8 million ounces.

The project to expand capacity to 2 million ounces at the Precious Metals Refinery (PMR) is on track and expected to be completed by end June 2006, with final environmental clearance anticipated by the end of 2006. The Base Metals Refinery (BMR) expansion to 2 million ounces was successfully completed within budget during the period. Additional capital expenditure has been approved to enlarge the PMR's nameplate capacity to 2.3 million ounces of platinum and further expansion options at the BMR are being evaluated.

Capital expenditure at Impala was R717 million during the period.

Marula Platinum (Proprietary) Limited (Marula)

For the six months to December 2005, tonnes mined at Marula improved by 28% with tonnes milled up marginally by 1.3%. The relatively low increase in the latter was due to the milling of stockpiled material in previous periods. There was a marked improvement in the grade mined of 38%. Platinum-in-concentrate production rose from 17,300 ounces to 18,900 ounces, while unit costs were 7.0% lower at R9,397/oz.

Cash breakeven has been achieved at Marula and good progress is being made with the implementation of the new mining plan, which has been adopted to suit the geological conditions prevailing at the mine. While the hybrid mining continues to make steady progress, development towards conventional mining operations is currently five months ahead of schedule.

The implementation of drill jigs is progressing well and currently stands at 70% completion. Although the transition to owner-mining has resulted in improved efficiencies, it has been hampered by sporadic industrial action.

The ramp-up to full production of 144,000 ounces per annum is expected to be completed by 2009. Capital expenditure for the period amounted to R137 million.

Zimbabwe Platinum Mines Limited (Zimplats)

Despite a decline of 2.8% in tonnes milled, production of platinum-in-matte rose by 2.6% to 43,400 ounces. The yield improved by 6% while unit costs increased by 9.0% to $1,037/oz per platinum ounce in matte. The large escalation (in dollar terms) of the opencast contract fee had a negative influence on costs.

The transition from opencast to underground mining is currently underway and 35% of tonnes mined are now being sourced from underground. This transition is expected to alleviate further cost increases associated with relatively higher-cost open cast mining operations.

Phased growth is being planned at Zimplats. A feasibility study on the expansion to 145,000 ounces of platinum annually is currently being reviewed and will be placed before the Zimplats and Implats boards for approval in May 2006. In the interim, infrastructural development; power supply, water weirs and surface earthworks, has been completed.

The Implats and Zimplats boards identified a number of risks associated with further expansions at Zimplats. Of the risks categorised as socio-political or economic in nature, a number have been satisfactorily addressed, including resolution of the foreign exchange arrangements and granting of the Ngezi Special Mining Lease. The Zimplats and Implats boards will continue to assess the remaining identified risks, to gain clarity on empowerment requirements and the granting of the second Special Mining Lease. At the same time they will closely monitor the completion of a comprehensive technical and mining assessment in order that a decision regarding the planned expansion programme can be taken soon.

Capital expenditure for the period totalled R73 million, an increase of 61%.

Mimosa Platinum (Private) Limited (Mimosa)

Tonnes milled improved by 13.5% to 764,000 tonnes, resulting in an increase of 16.6% in platinum production to 36,500 ounces of platinum-in-concentrate. Yield of 3.09g/t was 3.6% higher, while unit cost per platinum ounce in concentrate was 15,0% lower at $724/oz. Costs in rand terms decreased by 10.6% to R4,721/oz.

The project to expand production to 80,000 ounces of platinum is well underway and is on schedule and on budget. A substantial stockpile has been created in anticipation of the commissioning of the new plant in the middle of this year.

Capital expenditure for the period amounted to R44 million (R22 million attributable to Implats).

Two Rivers Platinum (Proprietary) Limited (Two Rivers)

Implats and African Rainbow Minerals are joint venture partners (45:55) in the Two Rivers Platinum project. Capital expenditure to commissioning is R1.2 billion, of which R1 billion has been spent to date (45% attributable to Implats). The project is ahead of schedule and start-up is planned for July 2006. Full production of 120,000 ounces is scheduled for late 2007.

Impala Refining Services Limited (IRS)

Refined platinum production at IRS increased by 4.2% to 347,300 ounces with gross profit improving by 38% to R392 million.

Aquarius Platinum (South Africa) (Proprietary) Limited (AQPSA)

Implats holds a stake of 8% in the listed company Aquarius Platinum Limited and a 20% stake in the latter's subsidiary Aquarius Platinum (South Africa). AQPSA contributed R41 million to earnings for the period under review. In terms of operating performance, Aquarius' Kroondal performed well, a contractor dispute constrained improvements at Marikana, and the production ramp-up at Everest is on schedule, with the first concentrate delivered to IRS during the period.

Ambatovy Nickel Project

Following a feasibility study, Implats announced its withdrawal from the Ambatovy Nickel project in Madagascar as the project no longer met Implats' internal hurdle rates. Mining, capital and production costs had escalated significantly since the original feasibility study was concluded in February 2005. The cost to Implats of its participation in the project was R195 million, of which R127 million represents the investment and R68 million the cost of the feasibility study.

Market review

The platinum market remained tight throughout 2005 on the back of continuing strong demand from the automotive sector, primarily driven by diesel vehicles, as well as solid support from industrial applications. Jewellery displayed remarkable resilience in the face of prices that rose from a low of $844 in January, to finally exceed $1,000 by calendar year end with demand in this sector declining by only 10%.

The palladium market moved closer to balance in 2005, due to a combination of further substitution of platinum in gasoline engines and surging demand from the fledging Chinese jewellery sector. Prices remained remarkably steady for most of the year, but finally made a move towards $300 in the final quarter of the year, benefitting from a general run in commodities and improving fundamentals.

The rhodium market moved to a deficit in 2005 as a result of ongoing strong demand from the auto industry to meet more stringent NOX legislation and another banner year from the glass industry, which is moving to the production of wider TFT-LCD panels used in a variety of applications from television sets to handheld devices. As a result the price rose 50% during the year exceeding $3,000 per ounce at year end.

Corporate matters

BEE Transaction

During the interim period, Implats announced its proposals for a black economic empowerment (BEE) transaction which would see the Royal Bafokeng Nation (RBN) through Royal Bafokeng Resources (Pty) Ltd (RBR), acquire a stake of approximately 9% in Implats by 2016. Implats believes that, when taken at an Impala Platinum level, the stake acquired by the RBR will be equivalent to 12.3% of units of production. Together with an Employee Share Ownership Programme (ESOP) aimed at A, B and C level Paterson grade employees of its South African operations, also announced during the reporting period, and credits attributed from the sale to historically disadvantaged South Africans of a portion of Implats' stake in Lonmin's platinum interests, Impala Platinum will achieve the 26% BEE ownership required in terms of the Broad-Based Socio-Economic Empowerment Charter for the Mining Industry. These calculations are subject to confirmation by the Department of Minerals and Energy and ongoing discussions are being held in this regard.

The transactions with the RBR and the ESOP are expected to be concluded by June 2006.

Directorate

In November 2005, Mr Shadwick Bessit, the Operations Executive at Impala Platinum's mining and mineral processing operations was appointed as an executive director to the Implats board, bringing the number of executive directors on the board to five.

Financial review

The interim period of the 2006 financial year was characterised by continued strong growth in headline earnings, principally as a result of increases in sales volumes and metal prices. Dollar revenue per platinum ounce sold was up 18.3% with the corresponding rand revenue 23.7% higher.

Margins improved across the group with the gross margin rising to 42%. Headline earnings per share, on a restated basis, rose by 77.5% to 2,806 cents. Earnings per share were further enhanced as a result of the impact of the share buy-back programme. Basic earnings per share declined by 39% as earnings in the comparable period in 2005 had been boosted by profit from the sale of Implats' stake in Lonmin's platinum interests.

Sales for the period ending December 2005 increased by 28.0% to R7.92 billion from R6.19 billion for the six months ending December 2004. In dollar terms, sales were 22.5% higher at $1.22 billion. The main drivers of sales were as follows:

- **sales volumes** up by 3.4%, resulting in a positive volume of R213 million;
- **metal prices** of platinum and rhodium strengthened in both rand and dollar terms, exceeding expectations; with PGM prices and especially that of platinum reaching record levels, overall dollar prices improved by 19.0% contributing to a positive price variance of R1.2 billion;

- **the rand/dollar exchange rate** weakened during the period and closed at R6.31/$ on 31 December 2005 compared to a close of R5.63/$ on 31 December 2004. The average exchange rate achieved for the period under review was R6.49/$ versus R6.21/$ for the comparative period. The weaker exchange rate contributed 5.6% to higher sales, equivalent to R343 million. The strengthening of the rand towards the end of December 2005 from weaker levels recorded during the period, resulted in exchange losses of R77 million versus R316 million in December 2004.

Cost of sales was up by 10.8% to R4.62 billion largely as a result of a 7.8% increase in tonnes milled and an annual wage adjustment of 6.5% at Impala Platinum, which employs 90% of group employees. The group unit cost per platinum ounce produced rose by 4.2% in line with inflation, to R4,749 per platinum ounce.

The contribution to profit by associates was R41 million, down from R204 million in the previous comparative financial period, which included equity-accounted profit from Implats' stake in Lonmin's platinum interests.

Earnings contributions

As in previous years, Implats' income continued to be derived from three sources, with the bulk from the mine-to-market operations (89%). The other two sources of income being IRS and equity income from investments.

Contribution to headline earnings

R million	Six months to 31 Dec 2005	% contribution	Six months to 31 Dec 2004	% change
Impala Platinum	1 501	81.5	872	72.1
IRS	224	12.2	77	190.9
Marula	(9)	(0.5)	(34)	73.5
Zimplats	74	4.0	52	42.3
Mimosa	79	4.3	51	54.9
Aquarius	41	2.2	(3)	1 466.7
Ambatovy	(68)	(3.7)	-	-
Gazelle/Lonplats	-	-	36	-
Headline earnings	1 842	100.0	1,051	75.3

- ***Mine-to-market operations:*** The mine-to-market operations owned by the Implats group contributed R1.65 billion (89%) to headline earnings. These operations comprise Impala Platinum, Marula Platinum and Two Rivers (45%) in South Africa and Zimplats and Mimosa (50%) in Zimbabwe. Marula reported a negative contribution of R9 million which was a significant improvement on the loss reported previously of R34 million. The Zimbabwe operations reported significant increases in margins due to higher US dollar revenue and positive currency impacts.

Operating margins

Entity	Six months to 31 Dec 2005	Six months to 31 Dec 2004
Impala Platinum	50	40
Zimplats	34	22
Marula	(1)	(47)
Mimosa	49	28
IRS	15	14
Implats group	42	33

- ***IRS,*** housing Implats' third-party refining services, contributed R224 million to group headline profit, an increase of 190%. Given the lower risks and capital requirements of IRS, margins at this entity are lower than at other operations within the group. Margins for the 2006 interim period were 15%. Sales for the period rose by 30.4% to R2.6 billion with a 4.3% increase in platinum production to 347,300 ounces. This resulted in an increase in its contribution to group headline profit to 12.2% as compared to a contribution of 7.3% in the previous interim period.
- ***Equity income*** from investments of R41 million was from Implats' holding in Aquarius Platinum SA, largely due to the higher US dollar receipts.

Attributable earnings to equity holders declined by 39.7% to R1.81 billion as a result of the profit on the sale of Lonplats in the previous six months.

Balance sheet structure and cash flow

The emphasis on maintaining a strong balance sheet continues to ensure that there is sufficient funding for the group's planned future capital expenditure over the next five to ten years. Cash from operating activities during the interim period totalled R2,399 million and the net increase after accounting for investing and financing activities was R525.3 million. After funding of the capital expenditure programmes, dividends and investments to 31 December 2005, the net closing cash position was R4.5 billion, up 22.5% from the comparable period.

Consistent with previous statements in this regard, the Board has decided to return a significant amount of cash to shareholders, and to this extent has declared a special dividend of R55 per share on 16 February 2006. The special dividend combined with the interim dividend and STC payable will result in a total cash outflow of R4.8 billion. This will deplete the surplus cash on hand as at 31 December 2005.

Capital expenditure

Group capital expenditure for the 2006 interim period totalled R948 million as compared to R771 million in the previous interim period. The bulk of this capital expenditure, R717 million, was spent at Impala Platinum and mainly on the development of 16 and 20 Shafts. The Zimbabwean operations accounted for capital expenditure of R94 million, and Marula R137 million.

Prospects

The platinum market is expected to remain tight for the medium term, again led by the auto sector, which is striving to meet stricter emission legislation worldwide. The market is expected to be well supported by a resilient jewellery sector. The future direction of the palladium market depends on the extent of refined stocks, and the sustainability of its use in the jewellery trade. Automotive usage should ensure that the rhodium market remains firm in the short- to medium-term.

From an operational perspective Implats is on track to reach 2.3 million ounces of platinum production per annum by 2010, with the potential for further upside presented by its Zimbabwean operations. The company remains highly cash generative, and given its track record and continued focus on cost containment and efficiency improvements, margins are expected to remain at healthy levels.

Given the current exchange rate and prevailing metal prices, the headline earnings (excluding the impact of the recently announced BEE transaction but including the impact of STC relating to the special dividend) are expected to be 20 to 30% higher than the previous financial year.

FJP Roux	**K C Rumble**	Johannesburg
Chairman	*Chief Executive Officer*	16 February 2006


IMPLATS
Distinctly Platinum

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
Registration No. 1957/001979/06
Share code: IMP ISIN: ZAE 000003554
Issuer code: IMPO
LSE: IPLA ADR: IMPUY
("Implats" or "the company")

Registered Office
3rd Floor, Old Trafford 4, Isle of Houghton
Boundary Road, Houghton 2198
(P.O. Box 61386, Marshalltown 2107)

Transfer Secretaries
South Africa: Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001, (P.O. Box 61051, Marshalltown, 2107)
Facsimile +27 11 688-5200 Telephone +27 11 370-5000

United Kingdom: Computershare Investor Services plc
The Pavilons, Bridgewater Road, Bristol, BS13 8AE

Directors
FJP Roux (Chairman), KC Rumble (Chief Executive Officer), S Bessit, DH Brown, CE Markus, JM McMahon*, MV Mennell, TV Mokgatlha, K Mokhele, NDB Orleyn, LJ Paton, JV Roberts, LC van Vught

*British

A copy of this Report is available on the Internet web site:

http://www.implats.co.za

Alternatively please contact the Company Secretary,
via e-mail at alan.snashall@implats.co.za or by post at
P.O. Box 61386, Marshalltown 2107, South Africa. Telephone: (011) 481 3900




IMPLATS
Distinctly Platinum

IMPALA PLATINUM HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
Registration No. 1957/001979/06
Share code: IMP/IMPO ISIN: ZAE 000003554
LSE: IPLA ADR's IMPUY

("Implats" or "the company")


CONSOLIDATED INTERIM RESULTS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2004


IMPLATS
Distinctly Platinum

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
Registration No. 1957/001979/06
Share code: IMP ISIN: ZAE 000003554
Issuer code: IMPO
LSE: IPLA ADR: IMPUY
("Implats" or "the company")

Registered Office
3rd Floor, Old Trafford 4, Isle of Houghton
Boundary Road, Houghton 2198
(P.O. Box 61386, Marshalltown 2107)

Transfer Secretaries
South Africa: Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg 2001
(P.O. Box 61051, Marshalltown 2107)

United Kingdom: Lloyds TSB Registrars
The Causeway, Worthing, West Sussex, BN99 6DA

Directors
FJP Roux (Chairman), KC Rumble (Chief Executive Officer), DH Brown,
CE Markus, JM McMahon*, MV Mennell, TV Mokgatlha, K Mokhele,
DM O'Connor, NDB Orleyn, LJ Paton, JV Roberts, LC van Vught

*British

JONSSONS

Key Features

Improved safety performance

Headline production (excluding once-off Lonplats ounces) up marginally

Impala production remains steady despite industrial action

Sales up 10% to R6.2 billion

Revenue per platinum ounce sold up 23% in dollars and 7% in rands

Margins constant at 33%

Impala unit costs per platinum ounce rise by 7%

Net profit of R3.0 billion inclusive of profit on Lonplats sale (R3.2 billion) and Marula impairment (R1.5 billion)

Headline earnings maintained at R16.00 per share

Interim dividend unchanged at R5.00 per share

Income statement

(all amounts in Rand million unless otherwise stated)	Six months to 31 December 2004 (Unaudited)	Six months to 31 December 2003 (Unaudited)	% change	Year to 30 June 2004 (Audited)
Sales	**6 188.4**	5 632.4	9.9	11 809.1
On-mine operations	**(2 024.3)**	(1 692.9)	(19.6)	(3 667.7)
Concentrating and smelting operations	**(526.3)**	(490.3)	(7.3)	(967.4)
Refining operations	**(247.2)**	(228.3)	(8.3)	(477.2)
Amortisation of mining assets	**(276.4)**	(258.9)	(6.8)	(572.3)
Metals purchased	**(1 157.9)**	(1 302.7)	11.1	(2 259.2)
Increase in metal inventories	**65.4**	229.9	(71.6)	394.4
Cost of sales	**(4 166.7)**	(3 743.2)	(11.3)	(7 549.4)
Gross profit	**2 021.7**	1 889.2	7.0	4 259.7
Net foreign exchange transaction losses	**(316.2)**	(133.0)	(137.7)	(216.0)
Other operating expenses	**(141.9)**	(166.9)	15.0	(241.2)
Other income/(expense)	**73.2**	(8.7)	941.4	11.4
Interest income and other gains	**106.9**	61.3	74.4	138.6
Finance costs	**(37.0)**	(24.1)	(53.5)	(67.1)
Share of profit of associates	**204.2**	160.7	27.1	328.4
Royalty expense	**(231.2)**	(157.9)	(46.4)	(414.4)
Profit from sales of investments*	**3 156.2**	–	–	322.3
Impairment of assets	**(1 451.3)**	–	–	–
Profit before tax	**3 384.6**	1 620.6	108.8	4 121.7
Income tax expense	**(358.4)**	(557.9)	35.8	(1 141.3)
Profit for the period	**3 026.2**	1 062.7	184.8	2 980.4
Profit attributable to:				
Equity holders of the company	**3 022.2**	1 060.8	184.9	2 963.0
Minority interest	**4.0**	1.9	110.5	17.4
	3 026.2	1 062.7	184.8	2 980.4
Earnings per share (expressed in cents per share)				
– basic	**4 548**	1 593	185.5	4 450
– diluted	**4 543**	1 589	185.9	4 442
Headline earnings per share (expressed in cents per share)				
– basic	**1 600**	1 593	0.4	3 966
– diluted	**1 599**	1 589	0.6	3 959
Weighted average number of shares in issue (millions)	**66.5**	66.6	(0.2)	66.7

**Comprising Western Platinum Limited and Eastern Platinum Limited (Lonplats) (June 2004: Sale of Barplats Investments Limited).*

Balance sheet

(all amounts in Rand million unless otherwise stated)	As at 31 December 2004 (Unaudited)	As at 31 December 2003 (Unaudited)	As at 30 June 2004 (Audited)
ASSETS			
Property, plant and equipment	**8 571.6**	9 758.6	9 635.6
Investments	**1 101.9**	2 473.5	2 580.0
Other non-current assets	**629.5**	63.8	132.7
Current assets	**7 338.0**	3 893.8	4 680.2
Total assets	**17 641.0**	16 189.7	17 028.5
EQUITY			
Capital and reserves	**12 120.6**	9 680.5	10 684.8
Minority interest	**109.5**	146.6	128.1
Provision for long-term responsibilities	**274.4**	263.7	269.6
Deferred income tax liabilities	**2 067.4**	2 151.6	2 262.5
Current liabilities	**3 069.1**	3 947.3	3 683.5
Total equity and liabilities	**17 641.0**	16 189.7	17 028.5

Segmental information

Summary of business segments for the half year ended **31 December 2004:**

(all amounts in Rand million unless otherwise stated)	Impala segment	Marula segment	Barplats disposed segment	Zimbabwe segment	Refining services segment	Inter segment adjustment	Total
Sales	5 993.0	132.7		476.1	1 972.1	(2 385.5)	**6 188.4**
Cost of sales	4 336.4	194.4		362.2	1 688.8	(2 415.1)	**4 166.7**
Profit/(loss)	1 656.6	(61.7)		113.9	283.3	29.6	**2 021.7**
Summary of business segments for the half year ended **31 December 2003:**							
Sales	5 300.3		109.4	414.3	1 708.6	(1 900.2)	**5 632.4**
Cost of sales	3 932.0		110.7	225.3	1 330.5	(1 855.3)	**3 743.2**
Profit/(loss)	1 368.3		(1.3)	189.0	378.1	(44.9)	**1 889.2**

Statement of changes in shareholders' equity

(all amounts in Rand million unless otherwise stated)	Attributable to equity holders of the company				
	Share capital	Other reserves	Retained earnings	Minority interest	Total equity
Balance at 31 December 2003	617.8	(53.5)	9 116.2	146.6	**9 827.1**
Fair value losses, net of tax:					
Available-for-sale financial assets		(108.5)			**(108.5)**
Currency translation differences		(111.6)		(16.4)	**(128.0)**
Net expense recognised directly in equity		(220.1)		(16.4)	**(236.5)**
Profit for the half year			1 902.2	15.5	**1 917.7**
		(220.1)	1 902.2	(0.9)	**1 681.2**
Employee share option scheme:					
Adjustment as a result of consolidating share trust	(18.7)				**(18.7)**
Proceeds from shares issued	26.2				**26.2**
Interim dividend relating to 2004			(332.6)		**(332.6)**
Disposal of Barplats Investments Limited				(11.4)	**(11.4)**
Business combinations:					
Acquisition equity adjustment		(339.5)			**(339.5)**
Purchase of additional share in Zimbabwe Platinum Mines Ltd		(13.2)		(6.2)	**(19.4)**
	7.5	(352.7)	(332.6)	(17.6)	**(695.4)**
Balance at 30 June 2004	625.3	(626.3)	10 685.8	128.1	**10 812.9**
Fair value losses, net of tax:					
Available-for-sale financial assets		(11.6)			**(11.6)**
Currency translation differences		(112.9)			**(112.9)**
Deferred tax		36.8			**36.8**
Net expense recognised directly in equity		(87.7)			**(87.7)**
Profit for the half year			3 022.2	4.0	**3 026.2**
		(87.7)	3 022.2	4.0	**2 938.5**
Employee share option scheme:					
Proceeds from shares issued	7.0				**7.0**
Purchase of treasury shares	(444.7)				**(444.7)**
Final dividend relating to 2004			(1 066.4)		**(1 066.4)**
Business combinations:					
Purchase of additional share in Zimbabwe Platinum Mines Ltd		5.4		(22.6)	**(17.2)**
	(437.7)	5.4	(1 066.4)	(22.6)	**(1 521.3)**
Balance at 31 December 2004	187.6	(708.6)	12 641.6	109.5	**12 230.1**

Cash flow statement

(all amounts in Rand million unless otherwise stated)	**Six months to 31 December 2004 (Unaudited)**	Six months to 31 December 2003 (Unaudited)	Year to 30 June 2004 (Audited)
Net cash from operating activities	**958.5**	574.0	1 812.6
Cash from the sale of Lonplats	**4 919.3**	–	–
Net cash used in other investing activities	**(1 339.4)**	(1 203.9)	(1 743.7)
Net cash used in financing activities	**(2 039.4)**	(971.6)	(1 166.6)
Increase/(decrease) in cash and cash equivalents	**2 499.0**	(1 601.5)	(1 097.7)
Cash and cash equivalents at beginning of the half year	**1 187.0**	2 324.5	2 324.5
Effects of exchange rate changes on monetary assets	**(14.5)**	(19.9)	(39.8)
Cash and cash equivalents at end of period	**3 671.5**	703.1	1 187.0

Notes

The interim financial statements have been prepared using accounting policies consistent with those of the annual financial statements for the year ended 30 June 2004 and conform with International Financial Reporting Standards on Interim Financial Reporting.

Assets are reviewed for impairment whenever changes in circumstances indicate that the carrying amount may not be recoverable. In terms of the group's accounting policy the recoverability of long lived assets is based on estimates of future discounted cash flows. These estimates are subject to risks and uncertainties including future metal prices and exchange rates. As a result during the six months under review exchange rates and finalisation of a viable future mining plan indicated an impact on discounted cash flows with the result that the carrying amount of the Marula project might not be recoverable and the assets are considered to be impaired, resulting in an amount of R1 451 million (R1 198 million net of tax) written down as an impairment charge.

Capital expenditure approved at 31 December 2004 amounted to R9 258 million (2003: R3 091 million), of which R1 507 million (2003: R913 million) is already committed. This expenditure, over a period of 5 years, will be funded internally and, if necessary, from borrowings.

Implats' share in Lonplats was sold for an amount of R4.9 billion (US$763 million). As an integral part of this transaction, an amount of R617.5 million was made available as loans to various BEE companies. These loans are repayable within 5 to 7 years and are structured into interest free and interest bearing portions. The interest bearing loans bear interest in year 3 and 4 at the Johannesburg Interbank Acceptance Rate ("JIBAR") plus 1%, in year 5 at JIBAR plus 2% and thereafter at JIBAR plus 3%. The loans are secured by a guarantee from Lonplats. In terms of the group's accounting policy these loans are being valued using the effective interest rate method.

During the period under review, the group acquired an additional shareholding in Zimbabwe Platinum Mines Limited of approximately 1% for R17.2 million (AU$3.7 million), taking the group's holding to 84.5%.

As a result of the recent Aquarius Platinum (South Africa) (Proprietary) Limited's BEE transaction, Implats' shareholding reduced from 25% to below 20%. As a result the group acquired an additional stake amounting to R71.5 million. This transaction ensured the investment was maintained at 20% after the BEE transaction.

The group acquired 893 022 (1.3%) of its own shares, in terms of an approved share buy-back scheme, through purchases on the JSE Securities Exchange South Africa (JSE)during the period under review for an amount of R444.7 million (2003: nil). The shares are held as 'treasury shares' which reduce shareholders' equity. The group has the right to reissue these shares subject to the JSE listing requirements.

The estimated effect of the early adoption of IFRS 2 (Share-based Payment) would have reduced the half year earnings by R12.4 million. Basic and diluted earnings per share would have decreased by 18.7 cents per share.

Headline earnings per share reflects an after tax adjustment for impairment of assets of R1 198 million (2003: nil) and profit on disposal of an associate of R3 156 million (2003: nil).

Interim dividend no. 74 of 500 cents per share, amounting to R329.1 million, was approved by the board of directors on 17 February 2005; STC on this dividend will amount to R34.7 million.

Contingent liabilities at 31 December 2004, arising mainly from collateral security for employee housing, amounted to R6.7 million (2003: R7.2 million).

Certain guarantees were in place as at 31 December 2004 from which it is anticipated that no material liabilities will arise:

- The group has provided a guarantee for a facility, made available by ABSA to Makwiro Platinum Mines (Private) Limited. As at 31 December 2004, the guarantee amounted to R2.8 million (2003: R102.5 million) [(US$ 0.5 million) (2003: US$15.5 million)]. The guarantee is set to expire by September 2005.
- A guarantee has been provided to Investec Bank Limited on behalf of Aquarius Platinum (South Africa) (Proprietary) Limited for R164.1 million (2003: R175 million). This guarantee is set to expire upon finalisation of certain project completion tests, relating to the Marikana project, or repayment of the loan, whichever occurs first.
- At the half year the group had contingent liabilities in respect of the Department of Minerals and Energy for R103.7 million (2003: R103.7 million). Additional guarantees of approximately R180 million are required by the Department.

Operating statistics

		Six months to 31 December 2004	Six months to 31 December 2003	% change	Year to 30 June 2004
Gross refined platinum production					
Impala	(000oz)	**547**	546	0.2	1 090
IRS	(000oz)	**333**	529	(37.1)	871
Total	(000oz)	**880**	1 075	(18.1)	1 961
Headline platinum production	(000oz)	**880**	869	1.3	1 729
IRS metal returned (Toll refined)					
Platinum	(000oz)	**101**	317	(68.1)	501
Palladium	(000oz)	**40**	171	(76.6)	314
Rhodium	(000oz)	**27**	48	(43.8)	97
Sales volumes					
Platinum	(000oz)	**803**	765	5.0	1 495
Palladium	(000oz)	**394**	377	4.5	733
Rhodium	(000oz)	**91**	102	(10.8)	179
Nickel	(000t)	**7.0**	7.5	(6.7)	15.8
Prices achieved					
Platinum	($/oz)	**829**	707	17.3	773
Palladium	($/oz)	**221**	195	13.3	223
Rhodium	($/oz)	**1 001**	482	107.7	548
Nickel	($/t)	**13 945**	9 600	45.3	11 843
Consolidated statistics					
Average rate achieved	(R/$)	**6.21**	7.12	(12.8)	6.88
Closing rate for the period	(R/$)	**5.63**	6.61	(14.8)	6.17
Revenue per platinum ounce sold	($/oz)	**1 227**	997	23.1	1 116
	(R/oz)	**7 620**	7 099	7.3	7 678
Tonnes milled	(000t)	**9 646**	9 482	1.7	19 065
PGM refined production	(000oz)	**1 677**	2 006	(16.4)	3 725
Capital expenditure	(Rm)	**771**	876	(12.0)	1 822
Impala segment					
Tonnes milled ex-mine	(000t)	**7 829**	7 982	(1.9)	15 639
Total costs per ton milled	(R/t)	**297**	272	(9.2)	280
	($/t)	**48**	38	(26.3)	41
PGM refined production	(000oz)	**1 003**	1 005	(0.2)	1 976
Cost per platinum ounce refined	(R/oz)	**4 251**	3 980	(6.8)	4 023
	($/oz)	**685**	559	(22.5)	586
net of revenue received from other metals	(R/oz)	**1 988**	2 224	10.6	2 182
	($/oz)	**320**	312	(2.6)	318
Capital expenditure	(Rm)	**642**	541	18.7	1 197
	($/oz)	**103**	76	35.5	174
Total labour complement	(000)	**27.1**	27.6	1.8	27.5
Dividend (relating to reporting period earnings)	(cps)	**500**	500	–	2 100

Additional statistical information is available on the company's internet website.

Review of operations

Safety

The emphasis on safety continued across the group with further improvement in the rates of both lost-time injuries and fatalities, to record low levels of 3.47 and 0.079 per million man hours. Regrettably, however, there were four fatalities during the period: two at Impala, one at Marula and one at Zimplats. The Implats board and management extend their condolences to the families and colleagues of the deceased, and remain committed to eliminating fatalities at work.

Impala Platinum Limited (Impala)

Production at Impala, Implats' largest operating division, was marginally up at 547 400 ounces of platinum as compared to the 2004 interim period, despite the strike in October 2004. This industrial action, which related to wage negotiations, resulted in 10 days of lost production. Implats is satisfied that the settlement level of 8%, which was in line with the industry average, was satisfactory and fair. Implats is also pleased that one of the key agreements reached in the negotiations was union co-operation on the implementation of drill jigs. This initiative should result in material improvements in safety and productivity.

The roll-out of the drill jigs (dynamic drilling technology) has begun and 150 Merensky panels will be equipped during the current financial year, doubling to 300 Merensky panels by the end of 2006.

Tonnes milled declined by 1.9% to 7.8 million tonnes, with the average grade mined marginally down to 4.82g/tonne as a result of dilution related to mechanisation. However, recovery rates improved at Mineral Processes, rising to 83.5%, from 82.9%, largely as a result of the increased contribution for the full six months of the tails scavenging plant.

Unit costs at Impala rose by 6.8% to R4 251 per platinum ounce, despite the wage increase of 8%. Cost per ton milled was up by 9.2% to R297, compared to an inflation (CPIX) rate of 4.3% for the period.

Capital expenditure of R6.6 billion for 16 and 20 shafts was approved by the Board in September 2004. The initial work for these shafts has begun with 20 shaft scheduled to come into production in 2009 and 16 shaft in 2012. At full production, these shafts will together produce 355 000 ounces of platinum annually, thus ensuring that production at Impala is maintained at a minimum of 1.1 million ounces a year.

At Refineries, gross platinum production declined by 18% to 880 300 ounces and PGM production by 16% to 1.677 million ounces. This decline, in line with expectations, was largely due to the once-off processing of Lonplats material (totalling 206 000 ounces) in the comparable period. The lower volumes resulted in an increase in unit costs of 33%. However, this follows several years of controlled costs with Refineries establishing a reputation for being among the most efficient in the world.

Marula Platinum (Proprietary) Limited (Marula)

For the six months to December 2004, 457 000 tonnes were milled yielding 17 300 ounces of platinum in concentrate. Total costs amounted to R174 million with a unit cost of R10 104 per platinum ounce. The original plan to mine the UG2 reef using a mechanised bord and pillar mining method has failed to achieve the expected results, essentially because the reef dips steeply in the shallow area and undulates more than expected. A new mining method as conventionally used at Impala Rustenburg will be adopted for Marula and the main declines will be developed in the footwall (and therefore at a constant dip) which is more suited to the geological conditions in the area. Furthermore, the mining will henceforth be undertaken by the owner and the contractor has already demobilised.

The financial and operating assumptions on which the previous estimates were based have deviated materially to the extent that an impairment charge of R1.45 billion is necessary. Exchange rate appreciation has continued to harm the project economics with a negative impact of close to R1 billion when coupled to changes in US dollar metal prices. Higher capital requirements in order to support a viable mining method as well as a slower production build-up account for the balance of the impairment charge. Preliminary work for the development of the footwall infrastructure has commenced. Further development at a cost of approximately R830 million was approved by the board on 15 February 2005.

Zimbabwe Platinum Mines Limited (Zimplats)

Production at Zimplats remains on track. Despite a breakdown at the crusher, ore milled was 4% higher, although ore production was below expectations. Recovery rates were maintained at 81.7%, and production of platinum ounces in matte rose 2% to 42 300 ounces. The contract with the opencast operator was renewed, albeit at an increase in contractor costs of 31%. It has thus been decided to substitute opencast tonnes with lower-cost underground ore, which has the added benefit of being of a slightly higher grade. The first phase of this plan is to double the tonnes mined from underground.

In addition to the huge increase in contractor costs, dollar costs per platinum ounce are also being placed under pressure by the increased stripping ratio, fixed exchange rate and excessive local inflation.

While the board has approved the expansion to 145 000 ounces in principle, this will not begin until clarity has been given on various issues: security of tenure over claims; indigenisation; special mining licences; foreign currency accounts; and execution of the bilateral accord between South Africa and Zimbabwe. Discussions on these issues with various government representatives and departments continue. However, the company has proceeded with certain infrastructural developments at a cost of US$20 million (the bulk of the money has been spent from internally generated funds) – in readiness for the proposed expansion including the provision of power, water and general infrastructure. The corporate tax rate in Zimbabwe has been reduced to 15% from 20%, backdated to January 2004.

Mimosa Platinum (Private) Limited (Mimosa)

Production remains on track but Mimosa like Zimplats, is faced by similar cost constraints, particularly the impact of a managed exchange rate. Cash operating margins remain at a satisfactory 28%. The expansion to 80 000 ounces of platinum has been delayed pending the outcome of discussions regarding the domicile of foreign currency accounts.

Impala Refining Services Limited (IRS)

Platinum production at IRS fell by 37% to 333 000 ounces, period-on-period. However, if the effect of the once-off processing of 206 000 ounces from Lonplats in the first half of 2004 is excluded, production at IRS continued to grow with increasing volumes, negating to some extent the negative impact of the strong rand. Rand strength had an adverse effect on gross profit which was 25% lower at R283 million. The continued strength of the rand resulted in a transaction loss (relating to dollar advances made to customers) of R124 million.

Prospects for growth remain good with at least one new major project likely to come on stream in the next 12 months, increased volumes from Marula Platinum and continued growth in the recycling of autocatalysts.

Aquarius Platinum (South Africa) (Proprietary) Limited (AQPSA)

AQPSA's (in which Implats has a 20% stake) primary operation Kroondal has achieved record output. Although Marikana continues to underperform which detracted from the financial results, increased production and recoveries were reported towards the end of the period. Work on the Everest project began in October 2004. This is being funded by the R860 million received by AQPSA from black economic empowerment entity, Savannah Resources, for its 29.6% stake in the company.

Two Rivers Platinum (Proprietary) Limited (Two Rivers)

At Two Rivers, the joint venture with African Rainbow Minerals, the decision to proceed is imminent but is dependent on a satisfactory financing arrangement.

Corporate matters

The sale of Implats' interest in Lonplats was completed in September 2004 and Implats received $763 million on the finalisation of this transaction, of which $95 million was made available in the form of vendor finance to various BEE companies and will only be fully repaid by 2011.

Good progress has been made on compliance with the Mining Charter and Implats has applied for conversion to new order mining rights for Marula Platinum and is well placed to progress its application in respect of Impala Platinum. Publication of the Royalties Bill continues to be delayed with Implats having made both submissions to, and engaged in dialogue with, the relevant authorities.

Directorate

Changes to the board included the retirement of Mr Peter Joubert and the appointment in October 2004 of Dr Fred Roux as chairman in his place. In addition, Mr Mike Pleming also retired as a non-executive director and Mr Sifiso Dabengwa resigned because he moved to Nigeria.

Market review

Fundamental demand for platinum remained firm in both the jewellery and automotive sectors in the second half of 2004, despite the platinum price remaining at levels well in excess of $850/ounce. The 2004 calendar year was the sixth consecutive year of supply deficits in the platinum markets and the free market platinum price averaged $845/oz for the six months to December 2004 compared to $732/oz for the comparable six months in 2003, an increase of 15%. However, the market is expected to move into balance from this year (with a surplus or deficit fluctuating around 100 000 ounces a year) for the next four to five years.

The palladium market remains in surplus with the free market price averaging $214/oz, 9% up on the 2003 interim period. The current low levels of the palladium price could lead to a resurgence in the use of this metal in diesel catalysts. In the Chinese jewellery market, fabricators have begun the sale of palladium jewellery, which is both lighter and cheaper than platinum jewellery. This has occurred mainly outside of the major centres. The risk in the palladium market, however, remains the stockpiles held by manufacturers, banks and speculators which should limit any increase in the price.

The Rhodium market has tightened of late due to stronger demand and reduced mine supplies, resulting in firmer prices.

Financial review

The 2005 interim results for Implats reflect a solid operating performance which was offset by rand strength. The gross operating margin for the group was 32.7%, slightly lower than the 33.5% for the previous half-year. Headline profit of R1.06 billion was on par with that of December 2003. The 185% increase in net profit of R3.03 billion includes the profit from the sale of the investment in Lonplats of R3.16 billion and the R1.45 billion for impairment less deferred tax reversal of R253 million of the Marula assets.

Results for the half-year: Sales increased by 10% in rand terms to R6.19 billion, and in US$ terms by 26% from US$0.79 billion to US$1.00 billion. Of the major earnings drivers, volumes and metal prices resulted in positive variances, while the exchange rate had a significant negative variance effect on sales:

- **Volumes:** Platinum and palladium sales rose 5% for the six months to December 2004 while rhodium and nickel sales volumes were 11% and 7% lower respectively, the net result was a positive variance of R20 million.
- **Metal prices:** An increase in dollar prices of all major metals saw a 23% increase in the basket price (average dollar revenue per platinum ounce sold) to $1 227 per ounce compared to $997 for the corresponding six months. This resulted in a positive variance of R1 434 million.
- **Exchange rate:** The stronger rand caused a negative exchange rate variance of R898 million. The strength of the rand has been the single most challenging feature of the period. The average rate achieved during the period was R6.21/$ compared to an average of R7.12/$ for the first half of 2004.

Cost of sales: Total cost of sales increased by 11.3% to R4.17 billion compared to R3.74 billion for the previous six months due to a 2% rise in tonnes milled, annual wage adjustments of 8% and higher operating costs at the Zimbabwean operations. The group unit cost per platinum ounce rose to R4 543, up 10% from the R4 132 for the 2004 financial year. The Impala unit cost per platinum ounce, which represents the majority of the business, rose by 6.8%.

The exchange rate transaction loss for the period amounted to R316 million versus R133 million the previous six months. The applicable exchange rate for the translation of debtors/advances at 31 December 2004 was R5.63 per dollar compared to R6.17 on 30 June 2004, a strengthening of 9%. Included in the exchange rate transactional losses is an unrealised amount of R119 million, based on the remainder of the funds from the sale of Lonplats which are still to be repatriated.

Contributions to earnings: Implats' income is derived from three distinct sources: mine-to-market operations, IRS and equity income from investments.

- **Mine-to-market operations:** Revenue is generated by operations owned and managed by Implats, namely: Impala Platinum, Marula Platinum, Zimplats and Mimosa. Gross margins for the six months for the Impala segment were 40%, up from 38%, for 2004. The margins for both Zimbabwean operations were down as a result of operating cost increases. Margins at Marula, which is still in a ramp-up phase, cannot be compared.
- **IRS:** Income is generated by the processing of concentrate or matte purchased and toll treatment. Margins are substantially lower than in the mine-to-market operations reflecting the reduced risks and lower capital intensity. Margins recorded during the six months to December 2004 of 14% were lower than during the previous year due to lower toll income.
- **Operating margins:**

Entity	Source	**31 December 2004**	31 December 2003
Impala	Mine to market	**40.0**	37.9
Zimplats	Mine to matte	**22.3**	36.3
Mimosa	Mine to concentrate	**27.7**	62.8
IRS	*Matte/concentrate to market*	**14.4**	22.1
Implats		**32.7**	33.5

- **Equity income:** Income is generated by those companies in which Implats has, or had, equity accountable interests. This includes Lonplats, Aquarius Platinum and Two Rivers. For the six months to December 2004 equity accounted income amounted to R204 million.

Impala Platinum's mining operations continued to be the major contributor to earnings, accounting for 83% of group profit for the period under review. Following a 37% decline in platinum production through IRS for the six months as well as a forex loss of R124 million, profit from IRS is down by 62% to R77 million. This represents 7% of group profit, compared to 19% last year.

The contribution from Zimplats/Mimosa operations increased substantially as a result of lower unrealised profit in group inventories.

Earnings from Implats' investment in Lonplats made a final contribution to group income. Attributable income rose by 41% to R207 million and the contribution to group earnings increased to 20% from 14% compared to the first half of 2004. Dividends received from this investment for the period under review totalled R35 million.

The contribution to the group from AQPSA for the six months to December 2004 was a negative R3 million, compared to a positive contribution of R14 million for the six months to December 2003. This was a result of the operating loss recorded by the Marikana mine and the pooling and sharing arrangement at the Kroondal mine.

Contribution to net profit from the various companies are listed below (R million):

	31 December 2004	% Contribution	31 December 2003	% Contribution
Impala Platinum Limited	**885**	**83.2**	643	60.6
Impala Refining Services Limited	**77**	**7.2**	200	18.9
Gazelle Platinum Limited – Other	**(171)**	**(16.1)**	3	0.2
Gazelle Platinum Limited – Lonplats	**207**	**19.5**	147	13.9
Mimosa Investments Limited	**51**	**4.8**	75	7.1
Aquarius Platinum (South Africa) (Proprietary) Limited	**(3)**	**(0.3)**	14	1.3
Barplats Investments Limited	**–**	**–**	(9)	(0.8)
Marula Platinum (Pty) Ltd	**(34)**	**(3.2)**	–	–
Zimbabwe Platinum Mines Limited**	**52**	**4.9**	(12)	(1.2)
Headline earnings	**1 064**	**100**	1 061	100
Profit from sale of Lonplats	**3 156**		–	
Impairment of assets	**(1 198)**		–	
Attributable earnings	**3 022**		1 061	

***Including Makwiro Platinum Mines (Private) Limited*

Earnings: Headline earnings for the six months increased slightly to 1 600 cents per share compared to 1 593 cents in December 2003.

Balance sheet, structure and cash flow: A strong balance sheet has been maintained in order to provide funding for the bulk of the group's future capital projects. The group generated cash from operating activities of R959 million during the six months to December 2004 and net cash from investing activities of R3 580 million. After funding the group's capital expenditure programmes, dividends and investments at the end of December 2004, the net closing cash position was R3.7 billion compared to R636 million at the end of June 2004. The group acquired 893 022 of its own shares in terms of an approved share buy-back scheme for an amount of R444.7 million.

Capital expenditure: Group capital expenditure amounted to R771 million for the six months to December 2004. Capital expenditure at the Impala segment was R642 million compared to R541 million in the previous period. This was largely accounted for by expenditure on the decline projects. An amount of R46 million was spent on Marula and R83 million on Zimbabwean operations.

Prospects

Market
The fundamentals for platinum demand remain firm on the back of a solid and growing automotive sector, which is being enhanced by the growing popularity of diesel vehicles in Europe. Despite this, the market registered its first surplus in 6 years due to growing supplies and a decline in the jewellery market.

Production
Our strategy is to maintain production from the Impala segment at 1.1 million platinum ounces for the next 30 years and the capital expenditure programme to achieve this was set in motion by the approval of number 16 and 20 shafts. The potential to grow production to 2.3 million platinum ounces over the next four years remains subject only to the Zimbabwean expansion.

Costs
This is a key focus of operations along with productivity and efficiency improvements.

Earnings
The recent strength of the South African Rand against the US dollar has had a major impact on earnings. The outlook for the group remains sound. If current rand exchange rates and metal prices prevail, headline earnings for the second half of the year are expected to be similar to the first half results.

FJP Roux
Chairman

K C Rumble
Chief Executive Officer

Johannesburg
17 February 2005

Declaration of Interim Dividend

An interim dividend of 500 cents per share has been declared in respect of the half-year ended 31 December 2004. The last day to trade ("cum" the dividend) in order to participate in the dividend will be Friday, 4 March 2005. The share will commence trading "ex" the dividend from the commencement of business on Monday, 7 March 2005 and the record date will be Friday, 11 March 2005.

The dividend is declared in the currency of the Republic of South Africa. Payments from the London transfer office will be made in United Kingdom currency at the rate of exchange ruling on Thursday 10 March 2005 or on the first day thereafter on which a rate of exchange is available.

The dividend will be paid on Monday, 14 March 2005. Share certificates may not be lodged with the transfer secretaries for dematerialisation/rematerialisation during the period Monday 7 March 2005 to Friday 11 March 2005, both dates inclusive.

By order of the board

R Mahadevey
Group Secretary

Johannesburg
17 February 2005

7

Consolidated interim results

for the six months ended 31 December 2003












IMPLATS
IMPALA PLATINUM
HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
Registration No. 1957/001979/06
Share code: IMP/IMPO ISIN: ZAE 000003554
LSE: IPLA ADR's IMPUY

("Implats")



- *Gross platinum production up 39%*
- Overall PGM production up 35% – including non-recurring Lonplats material
- Rand basket prices down by 24% in spite of high dollar platinum price
- Margins remain healthy at 31%
- Unit cost increases of 8.4%
- Earnings down largely due to currency appreciation
- Interim dividend of R5 per share declared
- 82% of Zimplats secured

IMPLATS SHARE PRICE

Rands

800
700
600
500
400
300
200
100
0

Dec 1998 Jan 1999 Jan 2000 Jan 2001 Jan 2002 Jan 2003 Jan 2004


IMPLATS

Income Statement

(all amounts in Rand millions)	Six months to 31 December 2003 (Unaudited)	Six months to 31 December 2002 (Unaudited)	% change	Year to 30 June 2003 (Audited)
Sales	**5 632.4**	6 410.7	(12.1)	11 807.0
On-mine operations	**(1 692.9)**	(1 591.9)	(6.3)	(3 251.1)
Concentrating and smelting operations	**(490.3)**	(376.6)	(30.2)	(801.1)
Refining operations	**(228.3)**	(202.1)	(13.0)	(411.5)
Amortisation of mining assets	**(258.9)**	(176.1)	(47.0)	(452.4)
Metals purchased	**(1 302.7)**	(843.7)	(54.4)	(1 474.1)
Other operating expenses	**(166.9)**	(140.6)	(18.7)	(252.6)
Increase/(decrease) in metal inventories	**229.9**	(44.9)	(612.0)	(133.1)
Total operating expenses	**(3 910.1)**	(3 375.9)	(15.8)	(6 775.9)
Profit from operations	**1 722.3**	3 034.8	(43.2)	5 031.1
Net foreign exchange transaction losses	**(133.0)**	(210.9)	36.9	(328.8)
Other expenses	**(8.7)**	(25.2)	65.5	(54.7)
Finance income – net	**37.2**	168.7	(77.9)	285.8
Share of results of associates before tax	**263.8**	635.5	(58.5)	1 039.3
Royalty expense	**(157.9)**	(394.1)	59.9	(598.0)
Profit before tax	**1 723.7**	3 208.8	(46.3)	5 374.7
Income tax expense	**(661.0)**	(1 160.2)	43.0	(1 936.4)
Profit before minority interest	**1 062.7**	2 048.6	(48.1)	3 438.3
Minority interest	**(1.9)**	(37.6)	–	(23.2)
Net profit	**1 060.8**	2 011.0	(47.3)	3 415.1
Earnings per share (expressed in cents per share)				
– basic	**1 593**	3 021	(47.3)	5 131
– diluted	**1 589**	3 015	(47.3)	5 119
Headline earnings per share (expressed in cents per share)				
– basic	**1 604**	3 042	(47.3)	5 140
– diluted	**1 600**	3 035	(47.3)	5 128
Weighted average number of shares in issue (millions)	**66.6**	66.6	–	66.6

Balance Sheet

(all amounts in Rand millions)	As at 31 December 2003 (Unaudited)	As at 31 December 2002 (Unaudited)	As at 30 June 2003 (Audited)
ASSETS			
Property, plant and equipment	9 758.6	7 947.8	8 808.9
Investments	2 473.5	2 274.8	2 513.5
Other non-current assets	63.8	265.1	68.8
Current assets	3 893.8	4 650.2	4 878.1
Total assets	16 189.7	15 137.9	16 269.3
SHAREHOLDERS' EQUITY			
Capital and reserves	9 680.5	9 148.2	9 877.4
Minority interest	146.6	574.7	418.9
Provision for long-term responsibilities	263.7	212.3	263.7
Borrowings	–	154.1	62.7
Deferred tax liabilities	2 151.6	1 483.2	1 886.7
Current liabilities	3 947.3	3 565.4	3 759.9
Total equity and liabilities	16 189.7	15 137.9	16 269.3

Segmental Information

Summary of business segments for the half year ended 31 December 2003:

(all amounts in Rand millions)	Impala Platinum	Barplats	Zimbabwe Operations	Impala Refining Services	Inter Segmental Adjustment	Total
Sales	5 300.3	109.4	414.3	1 708.6	(1 900.2)	5 632.4
Segment operating expenses	4 042.6	115.5	272.6	1 334.7	(1 855.3)	3 910.1
Profit/(loss) from operations	1 257.7	(6.1)	141.7	373.9	(44.9)	1 722.3

Summary of business segments for the half year ended 31 December 2002:

(all amounts in Rand millions)	Impala Platinum	Barplats	Zimbabwe Operations	Impala Refining Services	Inter Segmental Adjustment	Total
Sales	6 217.4	107.8	270.8	1 498.5	(1 683.8)	6 410.7
Segment operating expenses	3 501.2	107.3	165.2	1 284.3	(1 682.1)	3 375.9
Profit/(loss) from operations	2 716.2	0.5	105.6	214.2	(1.7)	3 034.8



Statement of Changes in Shareholders' Equity

(all amounts in Rand millions)	Share capital	Share premium	Fair value and other reserves	Retained earnings	Total
Balance at 31 December 2002	13.3	590.1	129.1	8 415.7	**9 148.2**
Market value adjustment of available-for-sale-investments			(69.9)		**(69.9)**
Currency and translation adjustment on foreign investments			(20.4)		**(20.4)**
Net losses not recognised in net profit			(90.3)		**(90.3)**
Dividend relating to 2002				(599.3)	**(599.3)**
Net profit				1 404.4	**1 404.4**
Issue of share capital – share options	–	14.4			**14.4**
Balance at 30 June 2003	13.3	604.5	38.8	9 220.8	**9 877.4**
Market value adjustment of available-for-sale-investments			50.5		**50.5**
Currency and translation adjustment on foreign investments			(142.8)		**(142.8)**
Net losses not recognised in net profit			(92.3)		**(92.3)**
Dividend relating to 2003				(1 165.4)	**(1 165.4)**
Net profit				1 060.8	**1 060.8**
Balance at 31 December 2003	**13.3**	**604.5**	**(53.5)**	**9 116.2**	**9 680.5**

Cash Flow Statement

(all amounts in Rand millions)	**Six months to 31 December 2003 (Unaudited)**	Six months to 31 December 2002 (Unaudited)	Year to 30 June 2003 (Audited)
Net cash from operating activities	**574.0**	1 648.2	2 513.2
Net cash used in investing activities	**(1 203.9)**	(876.4)	(847.9)
Net cash used in financing activities	**(971.6)**	(1 603.3)	(2 491.1)
Effects of exchange rate changes on monetary assets	**(19.9)**	–	–
Decrease in cash and cash equivalents	**(1 621.4)**	(831.5)	(825.8)
Cash and cash equivalents at the beginning of the period	**2 324.5**	3 150.3	3 150.3
Cash and cash equivalents at the end of the period	**703.1**	2 318.8	2 324.5


IMPLATS

Notes

The interim financial statements have been prepared using accounting policies consistent with those of the annual financial statements for the year ended 30 June 2003, and conform with IFRS on Interim Financial Reporting.

The increase in amortisation results from higher production volumes and commencement of production from capacity extension projects.

The calculation of headline earnings per share conforms to the JSE Securities Exchange SA requirements. Headline earnings per share reflects an adjustment for the amortisation of goodwill, which amounts to R7.4 million (2002: R13.5 million).

During the period under review, the group acquired an additional shareholding in Zimbabwe Platinum Mines Limited of approximately 32% for R612.7 million (AU $128.5 million), taking the group's holdings to over 82%.

Accounting convention dictates that the group's investment in Lonplats is carried on the balance sheet at a book value of R1 312 million. By using the market capitalisation of its holding company (Lonmin Plc), the Implats 27.1% holding reflects a value of approximately R5 700 million.

The market value and currency adjustment of listed investments relates primarily to a currency adjustment with respect to the group's holding in Aquarius Platinum Limited.

Capital expenditure approved at 31 December 2003 amounted to R3 091 million, of which R913 million is already committed. This expenditure, over a period of 5 years, will be funded internally and, if necessary, from borrowings.

Contingent liabilities at 31 December 2003 were as follows:

- Impala Platinum Holdings Limited has provided a guarantee up to 30% of a facility made available by ABSA to Makwiro Platinum Mines (Private) Limited. As at 31 December 2003, the guarantee amounted to R31.0 million (US$ 4.7 million). The guarantee is set to expire by September 2004.
- A guarantee has been provided to Investec Bank Limited on behalf of Aquarius Platinum (South Africa) (Proprietary) Limited for a loan facility granted of R175.0 million, of which R175.0 million has been utilised at 31 December 2003. This guarantee is set to expire upon satisfactory completion of certain project tests, relating to the Marikana project.
- A loan facility of R71.6 million has been guaranteed in favour of banking institutions, available for utilisation by Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited). The full amount has been utilised at 31 December 2003. The guarantee is set to expire by September 2005.
- Collateral security for employee housing amounted to R7.2 million.

Interim dividend no 72 of 500 cents per share, amounting to R333.0 million, was approved by the board of directors on 12 February 2004; STC on this dividend will amount to R16.2 million.

Operating Statistics

		Six months to 31 December 2003	Six months to 31 December 2002	% change	Year to 30 June 2003
Gross refined platinum production					
Impala	(000oz)	546	545	0.2	1 040
IRS	(000oz)	529	228	132.0	633
Total	(000oz)	1 075	773	39.1	1 673
IRS metal returned (Toll refined)					
Platinum	(000oz)	317	86	268.6	252
Palladium	(000oz)	171	51	235.3	174
Rhodium	(000oz)	48	7	585.7	18
Nickel	(000t)	0.7	0.4	75.0	0.9
Sales volumes					
Platinum	(000oz)	765	677	13.0	1 373
Palladium	(000oz)	377	344	9.6	688
Rhodium	(000oz)	102	99	3.0	193
Nickel	(000t)	7.5	6.6	13.6	13.9
Prices achieved					
Platinum	($/oz)	707	553	27.8	597
Palladium	($/oz)	195	312	(37.5)	264
Rhodium	($/oz)	482	757	(36.3)	646
Nickel	($/t)	9 600	7 057	36.0	7 664
Consolidated statistics					
Average rate achieved	(R/$)	7.12	10.09	(29.4)	9.06
Closing rate on 31 December/30 June	(R/$)	6.61	8.56	(22.8)	7.52
Revenue per platinum ounce sold	($/oz)	997	927	7.6	935
	(R/oz)	7 099	9 353	(24.1)	8 471
Tons milled ex-mine	(000t)	9 482	8 900	6.5	17 483
PGM refined production	(000oz)	2 006	1 486	35.0	3 162
Capital expenditure	(Rm)	876	727	20.5	1 787
Impala business segment					
Tons milled ex-mine	(000t)	7 982	7 897	1.1	15 042
Total costs per ton milled	(R/t)	272	253	(7.5)	265
	($/t)	38	25	(52.0)	29
PGM refined production	(000oz)	1 005	1 019	(1.4)	1 924
Cost per platinum ounce refined	(R/oz)	3 980	3 672	(8.4)	3 832
	($/oz)	559	367	(52.3)	425
net of revenue received from other metals	(R/oz)	2 224	183	(1 115.3)	899
	($/oz)	312	18	(1 633.3)	100
Capital expenditure	(Rm)	541	464	16.6	1 079
	(US$m)	76	46	65.2	120
Total Impala labour complement	(000)	27.6	28.6	3.5	28.4
Dividend	(cps)	500	900	(44.4)	2 650

Production

Implats' has two major areas of activity, namely, the mining operations, which includes Impala Platinum, Marula Platinum, Zimplats, Mimosa and Impala Refining Services (IRS), which houses Implats' offtake and toll refining services.



Platinum production (000 oz)
2,000
1,500
1,000
500
0
Lonplats toll refining
FY99
FY00
FY01
FY02
FY03
FY04
FY05
FY06

Impala Platinum

The focus on safety continued and there was an improvement in both the lost time injury rate and the reportable injury rate. Regrettably however, four people lost their lives during the course of work in the six months to December 2003. The board and management extend their condolences to the families and colleagues of the deceased. The fall of ground safety campaign and ground control district programme continued and although these contributed in some measure to the increase in costs, owing to the additional support which is being installed at the face, this expense is justified given the contributions these programmes make to ensuring that the working environment on our mines is safer.

Production at Impala Platinum remained steady and on target. This is in line with the planned production strategy. Both production from the decline levels and the mechanised mining programme are on schedule. Shaft sinking at the 12 North decline is on schedule and will be completed in February 2004. Capital expenditure on these mining operations was R366 million for the period.

The processing and refining operations continued to maintain their high performance levels. Tonnes milled and recoveries at the concentrator rose while gross production refined increased by 39%. Refineries continued to outperform with the gross platinum unit cost decreasing by 18%.

Capital expenditure at the smelter and concentrator amounted to R77 million and at the refineries to R75 million during the 2004 interim period.


IMPLATS

Marula Platinum

The hot commissioning of the plant began on 19 January 2004 and is proceeding satisfactorily. The mine continues to produce and stockpile ore. Once commissioned, the plant will begin processing the 445 000-tonne stockpile that has been built up. Although the on-reef decline development is behind schedule, productivity has improved in recent weeks. The mining production schedule is being revised.

Zimplats

Following on its offer to minority shareholders in Zimplats, Implats increased its holding in that company to just over 82%. Negotiations are underway regarding the sale of a stake in the company to the Needgate consortium (a BEE entity) and further announcements will be made in this regard in due course. Smelting problems early in the period and pull forward of the mill reline had a negative effect on production. Both the smelter and mill are now operating normally and the backlog of concentrator stocks has been eliminated. A feasibility study on further expansion is nearing completion.

The business continues to perform satisfactorily despite the current political and economic situation prevailing in Zimbabwe.

Mimosa Platinum

Full production at an annualised capacity of 65 000 ounces of platinum has been reached and a pre-feasibility study to assess the potential for further expansion is currently in progress and should be completed in March 2004. A full feasibility study is expected to be completed by December 2004.

Crocodile River Mine

Implats holds 83% of Barplats, whose wholly-owned operation is the Crocodile River mine. Following the problems being encountered at Crocodile River, it was announced on 24 November 2003 that operations at the mine would be suspended. The geological problems which had hampered mining operations were exacerbated by the continued strength of the rand and the depressed prices of palladium and rhodium. These combined to have a significant effect on the profitability and viability of the operation. The mine was placed on care-and-maintenance and negotiations on the sale of Barplats are presently continuing.

The carrying value of assets as reflected in the group's balance sheet continue to reflect fair value.

IRS

IRS's exceptional performance continued with platinum production rising by 132% and overall PGM production up 115%, period-on-period. This increase is mainly as a result of a once-off contract to process 206 000 ounces of platinum from Lonplats and an increase in supplies of spent autocatalysts for recycling. Profit from operations rose by 75% to R374 million, however, the stronger rand resulted in transaction exchange losses of R98 million which had a major impact on net profit. This transaction loss relates to dollar advances made to customers.

The Market

Ongoing solid fundamentals in the platinum market together with renewed investor interest pushed prices to 23-year highs. The 2003 calendar year was the fifth consecutive year of supply deficits in the platinum market.

While the strength in the platinum price affected jewellery demand for the year, the resilience of this market, given the impact of the SARS epidemic as well as global economic uncertainty, has been remarkable. Once again, ever-stricter emission legislation and the growth in the popularity of European diesels have been very supportive of platinum demand.

The average dollar price for the six months to end December 2003 was 28% higher than for the corresponding period in 2002. Unit sales of platinum rose by 13% during the period. In contrast, the palladium and rhodium markets continued to be adequately supplied and the dollar prices received for both these metals declined by around 38% and 36% respectively.

As with platinum, speculative interest in palladium resurfaced towards the end of the year, which would appear to belie the short-term fundamentals.

Nickel prices were boosted by strong Asian demand which led to a 36% increase in US dollar revenues derived from nickel sales.

Whereas the basket price per platinum ounce sold was 8% higher in dollar terms, the rand basket was 24% lower than the corresponding period.

Financial Review

Salient features of the 2004 interim period compared to that of 2003:

- As noted in the trading statement and cautionary issued on 2 December 2003, earnings for the period were substantially affected by:
  - The 29% increase in the value of the rand in terms of the US dollar. This resulted in the rand revenue per platinum ounce sold declining by 24%.
  - Substantially weaker palladium and rhodium prices. The fall in palladium and rhodium prices resulted in dollar revenue per platinum ounce sold rising by only 8%, despite an increase of 28% in the dollar price of platinum.
- Sales revenues declined by 12% to R5 632 million, as a consequence of the lower rand prices in spite of growth in both sales volumes of platinum, palladium and nickel and price rises for platinum and nickel.
- Operating expenses rose by 16% compared to 24% for the previous interim period. The major contributors to the higher costs for the latest interim period was a combination of a 39% rise in platinum ounces produced and above inflation increases in certain inputs (mill balls, liners and explosives) and wages. Unit costs per platinum ounce produced only rose by 8.4%. Nevertheless, lower sales combined with increased operating expenses resulted in a 43% decline in profit from operations. Consequently royalties and taxation were also markedly reduced.
- Finance income dropped by 78% to R37 million as a result of lower cash balances.



- The contibution from Lonplats declined by 58% to R264 million due to lower rand metal prices and higher costs.
- The contributions made by other associates were similarly adversely affected by the strength in the rand and the weaker palladium and rhodium prices.
- The exchange rate transaction loss for the period amounted to R133 million as compared to R211 million in the previous interim period. The rand dollar exchange rate on 31 December 2003, the date of valuation of the debtors/advances, was R6.61/$ as compared to R8.56/$ on 31 December 2002.
- The net effect of the above was that net profit and earnings per share were down by 47% for this interim period.
- Cash on hand, net of short term debt, at the end of December 2003 was R278 million as compared to a balance of R2 325 million as at 30 June 2003. This reduced level of cash on hand was a consequence of the amount spent on increasing Implats' holding in Zimplats and lower operating cash receipts.
- Capital expenditure for the period totalled *R876 million – major contributors were as follows:*

  Impala Platinum – R541 million

  Marula Platinum – R280 million

  Zimbabwe operations – R51 million
- Capital expenditure is anticipated to be R900 million in the second half of the year.

Contributions to net profit (R million):

	31 December 2003	31 December 2002
Impala Platinum Limited	643	1 544
Impala Refining Services Limited	200	17
Lonplats*	150	368
Mimosa Investments Limited (previously ZCE Platinum Limited)	75	11
Aquarius Platinum (South Africa) (Pty) Limited	14	34
Barplats Investments Limited	(9)	7
Zimbabwe Platinum Mines Limited**	(12)	30
Total	R1 061	R2 011

* *Comprises Western Platinum Limited and Eastern Platinum Limited*

** *Including Makwiro Platinum Mines (Private) Limited*

Strategic interests

Implats' strategic interests continue to play an important role in providing access to additional resources and ongoing business for IRS.

Negotiations on the sale of Implats' 27% stake in Lonmin's platinum interests and the establishing of Incwala, a BEE vehicle, continue with the target date of 27 February for finalisation.

Aquarius Platinum continues to deliver concentrate in accordance with our existing contracts. Aquarius announced a BEE transaction that provides for 26% of the operating company to be held by a consortium led by Savannah Resources.

Prospects

- **Market.** Demand for platinum is likely to continue at current levels while supply is somewhat constrained and a sixth year of supply deficit is possible in 2004. The current level at which the platinum price is trading is cause for some concern regarding the effect this could have on the demand for platinum jewellery, particularly in China.
- **Production:** Planned production is on track to produce approximatley 2 million platinum ounces by 2006 as indicated in the platinum production graph shown in this report. An integral aspect of our strategy is to maintain production from the Impala lease area at 1 million platinum ounces for the next 30 years and a cost-effective capital expenditure programme is being devised to achieve this.
- **Costs:** These will remain a key focus of operations along with productivity improvements and mechanised mining.
- **Earnings:** The recent strength in the local currency has had a major impact on earnings, but it appears that the rate of appreciation of the currency has now slowed. The outlook for the group remains sound and earnings for the second half of the year are expected to be similar to these results provided that the rand basket remains at current levels.

P G Joubert
Chairman

K C Rumble
Chief Executive Officer

Johannesburg
12 February 2004



Declaration of Interim Dividend

An interim dividend of 500 cents per share has been declared in respect of the half-year ended 31 December 2003. The last day to trade ("cum" the dividend) in order to participate in the dividend will be Friday, 5 March 2004. The share will commence trading "ex" the dividend from the commencement of business on Monday, 8 March 2004 and the record date will be Friday, 12 March 2004.

The dividend is declared in the currency of the Republic of South Africa. Payments from the London transfer office will be made in United Kingdom currency at the rate of exchange ruling on 11 March 2004 or on the first day thereafter on which a rate of exchange is available.

The dividend will be paid on Monday, 15 March 2004. Share certificates may not be lodged with the transfer secretaries for dematerilisation/rematerialisation during the period 1 March 2004 to 12 March 2004, both dates inclusive.

By order of the board

A M Snashall
Group Secretary

Johannesburg
12 February 2004



Registered Office
3rd Floor, Old Trafford 4, Isle of Houghton
Boundary Road, Houghton 2198
(P.O. Box 61386, Marshalltown 2107)

Transfer Secretaries
South Africa: Computershare Limited
70 Marshall Street
Johannesburg 2001
(P.O. Box 61051, Marshalltown 2107)

United Kingdom: Lloyds TSB Registrars
The Causeway, Worthing
West Sussex, BN99 6DA

Directors
PG Joubert *(Chairman)*, KC Rumble *(Chief Executive Officer)*,
DH Brown, CE Markus, RSN Dabengwa, JM McMahon*, MV Mennell,
TV Mokgatlha, DM O'Connor, LJ Paton, MF Pleming, JV Roberts,
LC van Vught

*British

Secretary
AM Snashall

JONSSONS 4/0042

A copy of this Report is available on the Internet web site:

http://www.implats.co.za

Alternatively please contact the Group Secretary,
via e-mail at alan.snashall@implats.co.za or by post at
P.O. Box 61386, Marshalltown 2107, South Africa.
Telephone: (011) 481 3900


Interim
results
for the six
months ended
31 December
2002
IMPLATS
IMPALA PLATINUM
HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration No. 1957/001979/06
Share code: IMP
ISIN: ZAE 000003554
("Implats")

A copy of this Report is available on the Internet web site:

http://www.implats.co.za

Alternatively please contact the Group Secretary,
via e-mail at alan.snashall@implats.co.za or by post at
P.O. Box 61386, Marshalltown 2107, South Africa.
Telephone: (011) 481 3900

Highlights

- Turnover up 21%
- Operating income up 18%
- On-mine cost well contained
- Platinum production up 14%
- BEE partner for Two Rivers Project
- Growth strategy on track
- Attributable income of R2 billion down 8% due to translation losses
- Interim dividend of R9 per share

IMPLATS SHARE PRICE


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Feb 03


IMPLATS

Income Statement

Rand million	Six months to 31 December 2002 (Unaudited)	Six months to 31 December 2001 (Unaudited)	% change	Year to 30 June 2002 (Audited)
Turnover	6 410.7	5 300.6	20.9	11 901.5
Cost of sales	3 375.9	2 719.3	(24.1)	5 764.9
On-mine operations	1 591.9	1 251.0	(27.3)	2 567.5
Concentrating and smelting operations	376.6	297.4	(26.6)	642.6
Refining operations	202.1	171.9	(17.6)	354.7
Amortisation of mining assets	176.1	139.4	(26.3)	248.8
Metals purchased	843.7	1 015.2	16.9	1 883.4
Other costs	140.6	77.8	(80.7)	203.9
Decrease/(increase) in metal inventories	44.9	(233.4)	(119.2)	(136.0)
Operating income	3 034.8	2 581.3	17.6	6 136.6
Exchange rate translation (loss)/gain	(210.9)	274.4	(176.9)	130.8
Net other expense	(25.2)	(43.0)	41.4	(98.0)
Net financial income	168.7	136.2	23.9	265.5
Share of pre-taxation income from associates	635.5	606.3	4.8	1 102.9
Royalty expense	(394.1)	(338.1)	(16.6)	(804.4)
Income before taxation	3 208.8	3 217.1	(0.3)	6 733.4
Taxation	1 160.2	1 019.8	(13.8)	2 142.0
Income after taxation	2 048.6	2 197.3	(6.8)	4 591.4
Outside shareholders' interest	37.6	5.5	-	9.9
Attributable income	2 011.0	2 191.8	(8.2)	4 581.5
Earnings per share (cents)				
- basic	3 021	3 303	(8.5)	6 902
- diluted	2 982	3 281	(9.1)	6 839
Headline earnings per share (cents)				
- basic	3 042	3 315	(8.2)	6 877
- diluted	3 002	3 292	(8.8)	6 814
Cash earnings per share (cents)				
- basic	4 207	2 742	53.4	8 462
- diluted	4 151	2 723	52.4	8 385
Weighted average number of shares in issue (millions)	66.6	66.3	0.3	66.4

Balance Sheet

Rand million	As at 31 December 2002 (Unaudited)	As at 31 December 2001 (Unaudited)	As at 30 June 2002 (Audited)
ASSETS			
Fixed assets	7 947.8	5 612.4	6 218.4
Investments	2 274.8	2 165.3	2 990.0
Other non-current assets	265.1	249.4	115.7
Current assets	4 650.2	3 541.7	5 448.3
Total assets	15 137.9	11 568.8	14 772.4
EQUITY AND LIABILITIES			
Capital and reserves	9 148.2	7 394.1	9 284.0
Outside shareholders' interest	574.7	24.7	61.6
Provision for long-term responsibilities	212.3	200.0	207.5
Borrowings	154.1	98.3	86.3
Deferred taxation	1 483.2	1 233.2	1 389.6
Current liabilities	3 565.4	2 618.5	3 743.4
Total equity and liabilities	15 137.9	11 568.8	14 772.4

Segmental Report

Summary of business segments for the half year ended 31 December 2002:

Rand million	Impala Platinum	Barplats	Zimbabwe Operations	Impala Refining Services	Inter Segmental Adjustment	Total
Sales revenue	6 217.4	107.8	270.8	1 498.5	(1 683.8)	6 410.7
Cost of sales	3 501.2	107.3	165.2	1 284.3	(1 682.1)	3 375.9
Operating income	2 716.2	0.5	105.6	214.2	(1.7)	3 034.8

Summary of business segments for the half year ended 31 December 2001:

Rand million	Impala Platinum	Barplats	Zimbabwe Operations	Impala Refining Services	Inter Segmental Adjustment	Total
Sales revenue	5 086.8	124.1	–	1 014.6	(924.9)	5 300.6
Cost of sales	2 751.8	96.9	–	794.9	(924.3)	2 719.3
Operating income	2 335 0	27.2	–	219.7	(0.6)	2 581.3



Statement of Changes in Equity

Rand million	Share capital	Share premium	Other reserves	Retained earnings	Total
Balance at 31 December 2001	13.3	562.8	350.9	6 467.1	7 394.1
Dividends paid				(730.2)	(730.2)
Net profit attributable to ordinary shareholders				2 398.5	2 398.5
Issue of share capital	–	26.8			26.8
Market value and currency adjustment of listed investments			41.0		41.0
Currency and translation adjustment on foreign investments and subsidiaries			153.8		153.8
Balance at 30 June 2002	13.3	589.6	545.7	8 135.4	9 284.0
Dividends paid				(1 730.7)	(1 730.7)
Net profit attributable to ordinary shareholders				2 011.0	2 011.0
Issue of share capital	–	0.5			0.5
Market value and currency adjustment of listed investments			(122.9)		(122.9)
Currency and translation adjustment on foreign investments and subsidiaries			(293.7)		(293.7)
Balance at 31 December 2002	13.3	590.1	129.1	8 415.7	9 148.2

Cash Flow Statement

Rand million	**Six months to 31 December 2002 (Unaudited)**	Six months to 31 December 2001 (Unaudited)	Year to 30 June 2002 (Audited)
Net cash from operating activities	**1 648.2**	414.9	4 155.2
Net cash used in investing activities	**(876.4)**	(886.9)	(1 735.5)
Net cash used in financing activities	**(1 603.3)**	(1 591.6)	(2 307.0)
Decrease in cash and cash equivalents	**(831.5)**	(2 063.6)	112.7
Cash at the beginning of the period	**3 150.3**	3 037.6	3 037.6
Cash at the end of the period	**2 318.8**	974.0	3 150.3

Statistics

		Six months to 31 December 2002	Six months to 31 December 2001	% change	Year to 30 June 2001
Gross refined platinum production					
Total	('000 oz)	**773**	680	13.7	1 387
Impala	('000 oz)	**545**	507	7.5	1 025
IRS	('000 oz)	**228**	173	31.8	362
Group consolidated statistics					
Average exchange rate achieved	(R/$)	**10.09**	9.06	11.4	10.16
Closing rate on 31 December/30 June	(R/$)	**8.56**	12.00	(28.7)	10.32
Revenue per platinum ounce sold	($/oz)	**927**	936	(1.0)	934
	(R/oz)	**9 353**	8 480	10.3	9 489
Tons milled ex-mine	('000 t)	**8 900**	7 970	11.7	15 607
Pgm refined production	('000 oz)	**1 486**	1 292	15.0	2 639
Capital expenditure	(Rm)	**727**	528	37.6	1 250
Impala business segment					
Tons milled ex-mine	('000 t)	**7 897**	7 519	5.0	14 850
Total costs per ton milled	(R/t)	**253**	226	(12.2)	239
	($/t)	**25**	24	(3.5)	24
Pgm refined production	('000 oz)	**1 019**	931	9.5	1 895
Cost per pgm ounce refined	(R/oz)	**1 964**	1 824	(7.6)	1 872
	($/oz)	**196**	197	0.6	185
Cost per platinum ounce refined					
Cash cost	(R/oz)	**3 672**	3 350	(9.6)	3 459
	($/oz)	**367**	360	(1.8)	341
Net of revenue received from other metals	(R/oz)	**183**	(515)	(135.5)	(708)
	($/oz)	**18**	(56)	(132.7)	(70)
Capital expenditure	(Rm)	**464**	409	(13.4)	1 009
Total Impala labour complement	('000)	**28.6**	27.9	(2.5)	27.9



Dividend

		Six months to 31 December 2002	Six months to 31 December 2001	% change	Year to 30 June 2002
Dividends per share declared and paid	(cents)	**2 600**	2 380	9.2	3 480
Dividends per share proposed	(cents)	**900**	1 100	(18.2)	3 700

Notes

The interim financial statements have been prepared using accounting policies consistent with those of the annual financial statements for the year ended 30 June 2002 and conform with IAS 34 on Interim Financial Reporting.

The increase in amortisation is as a result of higher production volumes and commencement of production from capacity extension projects.

Higher secondary taxation on companies (STC) for the period ended 31 December 2002, due to lower dividend income and higher dividend payments, contributed to increased taxation.

During the period under review, the group acquired additional shareholdings as follows:

- a further 21% in Zimbabwe Platinum Mines Limited for R209.2 million (AU $35.3 million) Consequently the company's results were consolidated from September 2002 (whereas previously results had been equity accounted), and
- an additional 15% stake in ZCE Platinum Limited, which owns Mimosa, for R130.4 million (GBP 8.0 million) which increased the holding to 50% and consequently the company's results were proportionally consolidated from July 2002 (whereas previously results had been equity accounted).

The impact of the increased shareholdings resulted in the following changes to the group's balance sheet:

- Fixed assets increased by approximately R1 billion.
- Long-term loans increased by R68 million.
- Outside shareholders' interest in these companies amounts to R513 million.

Investments are both listed and unlisted. The directors have valued the unlisted investments at book value (R1 975 million) and the listed investments are valued at market value (R300 million), by reference to stock exchange quoted prices and the closing exchange rate

Accounting convention dictates that the group's investment in Lonplats is carried on the balance sheet at a book value of R1 171 million. By using the market capitalisation of its holding company (Lonmin Plc), and applying the same references as above, the Implats 27.1% holding reflects a value of approximately R5.9 billion.

Borrowings consist of debentures secured by a pledge of freehold properties, included in mining assets, with a book value of R178 million. Half of the debentures bear interest at a fixed rate of 18.9% per annum, with the other half bearing current interest at 15.4% per annum. All are repayable on 30 June 2004.

Capital expenditure approved at 31 December 2002 amounted to R3 642 million, of which R1 194 million is already committed. This expenditure, over a period of 5 years, will be funded internally and, if necessary, from borrowings.

Contingent liabilities at 31 December 2002, arising mainly from collateral security for employee housing, amounted to R8.4 million.

Certain guarantees were in place as at 31 December 2002:

- The company has provided a guarantee up to 30% of a facility, made available by ABSA to Makwiro Platinum Mines (Private) Limited. As at 31 December 2002, the guarantee amounted to R82.9 million (US$9.7 million). The guarantee is set to expire by September 2004.
- The company has provided a guarantee to Investec Bank Limited on behalf of Aquarius Platinum (South Africa) (Proprietary) Limited for a loan facility granted of R175.0 million, of which R124.8 million has been utilised at 31 December 2002. This guarantee is set to expire upon completion of certain project completion tests, relating to the Marikana project, which is expected to be no later than the end of calendar year 2004.
- A loan facility of R92.8 million has been guaranteed in favour of banking institutions, available for utilisation by Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited). The full amount has been utilised at 31 December 2002. The guarantee is set to expire by September 2005.

Currency and translation reserves were adjusted primarily as a result of the stronger Rand as at 31 December 2002.

The *market value and currency adjustment of listed investments* relates primarily to a currency adjustment with respect to the group's holding in Aquarius Platinum Limited.

The calculation of headline earnings per share has been changed to conform with the JSE Securities Exchange South Africa requirements. Headline earnings per share reflects an adjustment for the amortisation of goodwill, which amounts to R13.5 million (2001: R7.4 million).

Interim dividend no. 70 of 900 cents per share, amounting to R599.1 million, was approved by the board of directors on 11 February 2003; STC on this dividend will amount to R64.7 million.

The Market

Sales held up well, despite the global economic malaise. Platinum prices rose 23% in dollar terms and by 32% in rand terms compared to the corresponding period under review. However, the dollar revenue per platinum ounce sold was down 1%.

The strength of the market was particularly marked for platinum, where robust automotive sales – which were incentive-driven in the US – belied poor economic conditions in first world markets. The threat of war and escalating oil prices, as well as the delays in Anglo Platinum's expansion program has assisted in supporting the price further.

Chinese jewellery consumption grew by nearly 20% in 2002. Should platinum prices remain at the current high levels, this trend could be reversed.

The overall outlook for platinum remains positive as the fundamentals remain sound.

Palladium's woes continued with ample supply outstripping demand as consumer destocking continued and the full effects of substitution were felt. A swing back to palladium in the automotive industry in the long term has become a reality, as users are encouraged by lower prices and abundant supply.

Producer selling continued to put pressure on the rhodium price, although demand continued to hold firm. This trend is likely to continue as rhodium demand remains underpinned by the automotive industry.


IMPLATS

Financial Review

Compared to the corresponding period last year which now includes the results of the Zimbabwe operations:

- Turnover rose by close on 21% to R6 410.7 million on the back of a 13% increase in sales volumes and higher rand metal prices.
- Cost of sales increased by 24% to R3 375.9 million as a result of a 15% rise in PGM production and inflation-related increases. However, unit costs for the Impala Lease Area more truly represent the underlying performance of the company, rising by only 9.6% overall - this was lower than the CPIX which was 12.4% for the same period.
- The exchange rate translation loss for the period amounted to R211 million versus a gain of R274 million the previous six months. The net variance was R485 million. At the date of the previous valuation of debtors/advances on 31 December 2001, the rand dollar exchange rate was 12.00 This compares with a corresponding rate of 8.56 on 31 December 2002.
- The cash position net of short-term debt decreased to R2.2 billion from R3.1 billion as at 30 June 2002.
- Capital expenditure for the period was R727 million (2001: R528 million), and is anticipated to be R1.2 billion in the second half of the year.

Contributions to attributable income from the various companies are listed below:	Rm
Impala Platinum Limited	1 544
Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited)	368
Aquarius Platinum (South Africa) (Proprietary) Limited	34
Zimbabwe Platinum Mines Limited/ Makwiro Platinum Mines (Private) Limited	30
Impala Refining Services Limited	17
ZCE Platinum Limited (Mimosa)	11
Barplats Investments Limited	7
	2 011

Mining and refining activities

Implats' business is managed in two core areas of activity, namely mining operations and Impala Refining Services (IRS), which undertakes life of mine offtake refining and toll refining services.

Contributions to attributable platinum production from the various companies are listed below ('000 oz):

	31 December 2002	31 December 2001
Impala	545	507
IRS	228	173
Barplats	16	21
Zimplats/Makwiro	35	1
Mimosa	8	8
Aquarius	66	55
Other	103	88
Lonplats (27%)	114	112
Total ounces in which Implats group has an economic interest	887	792
Less: Lonplats	(114)	(112)
Gross Implats production	773	680
Less: Returned metal for IRS toll contracts	(86)	(83)
Retained for sale by Implats group	687	597

Impala Platinum

Safety efforts continued during the year with some degree of success as key safety indicators continued in a downward trend. Particularly notable was the success of the Fall of Ground safety campaign which was launched during the past year, and which has resulted in a dramatic improvement. The incidence of large falls of ground has decreased by almost 95%. This vindicates the drastic steps taken by Impala in May 2002 when the company voluntarily closed 11 shaft to undertake stringent safety audits.

Sadly and despite the increased emphasis on safety which resulted in a 40% reduction in the lost-time injury frequency rate, three employees lost their lives during the period due to mining-related accidents. The Board and management of Implats extend their condolences to the families and colleagues of the deceased.

On an operational front, mining operations on the Impala Lease Area progressed well with tonnes mined up by some 9.6%.

Tonnes milled rose by some 5%, with platinum production reaching 545 000oz for the half-year. On-mine unit costs were well-contained, rising by 9.6% per platinum ounce and 7.6% per PGM ounce.


IMPLATS

On the growth front, the decline projects remain on track and within budget. Capital expenditure totalled R464 million on the lease area for the period.

Impala's processing and refining assets continued to deliver a superior performance. Not only were recoveries commendable, but unit costs increased by only 4% as gross throughput (which includes throughput through IRS) rose by 14%. A R200 million capital expenditure programme is underway at the refineries to cater for Implats longer term growth ambitions.

Marula Platinum

At Marula Platinum, development is progressing well with commissioning proceeding on time and within budget. Stockpiles are currently being built up in anticipation of plant commissioning in September 2003, with the first stoping activities scheduled for October 2003.

Crocodile River Mine

Crocodile River Mine, part of the Barplats group, which is 83% held by Implats, turned in a disappointing performance for the period. Shareholders are referred to a separate, fuller announcement made by Barplats in this regard. Tonnes milled decreased significantly as the mining operation encountered difficult geological conditions causing a decrease in volumes mined. Platinum ounces in concentrate fell by 25% to 16 290oz, with a resultant loss in attributable income of R17 million. The impact on Implats is minimal.

Impala Refining Services (IRS)

IRS produced another sterling performance for the year, with platinum production increasing by 32%. Accordingly, revenue rose to R1 500 million. However, translation exchange rate losses of R148 million for the six months ended 31 December 2002 (2001: R212 million gain), relating to dollar advances to customers, had a major impact on attributable income.

Strategic interests and alliances

Implats' relationships with and interests in strategic alliance partners remain an important element in the company's operating and growth strategy. Particularly good earnings continue to be made by Lonplats with a net contribution of R368 million. The group's interests in Zimbabwe continue to show good growth and operations are proceeding as planned. An issue of concern is the foreign exchange situation in Zimbabwe at present, which is being addressed by the Zimbabwe government. These investments remain of strategic importance in the longer term.

Corporate issues/activity

A number of additional issues have had an impact on or have formed a part of the company's strategy during the period under review:

- Progress in the Gencor unbundling will have a major and positive impact on the group.
- Implats has made good progress with the implementation and measurement of its Black Economic Empowerment policy and scorecard. The company's BEE policy is founded on five key elements, namely equity ownership, employment equity, training and development, affirmative procurement and enterprise development. Another BEE initiative announced during the period was the agreement to sell up to 25% of the Two Rivers project to a BEE company, Tiso Capital. With this, and other initiatives in place or planned, Implats is well-placed to measure up to the BEE scorecard.
- On the issue of HIV/AIDS, Impala provides a comprehensive programme including the provision of anti-retroviral therapy (ART) to employees.
- Implats upgraded to a sponsored ADR programme in the US to enhance further the tradeability of its share in the largest global equity market.

Prospects

- Implats anticipates that the platinum market will remain firmly underpinned by continued fundamental demand.
- The group's growth strategy is on track to deliver 2 million ounces of platinum by 2006 and is a high margin, cash generating business and remains well-placed to continue to deliver shareholders' value.
- Ongoing cost control, is a critical focus for the group.
- Given the current strength of the South African currency, the group anticipates earnings significantly down on 2002 levels.

P G Joubert
Chairman

K C Rumble
Chief Executive Officer

Johannesburg
12 February 2003


IMPLATS

Declaration of Interim Dividend

An interim dividend of 900 cents per share has been declared in respect of the half-year ended 31 December 2002. The last day to trade ("cum" the dividend) in order to participate in the dividend will be Friday 7 March 2003. The shares will commence trading "ex" the dividend from the commencement of business on Monday 10 March 2003 and the record date will be Friday 14 March 2003.

The dividend is declared in the currency of the Republic of South Africa. Payments from the London transfer office will be made in United Kingdom currency at the rate of exchange ruling on 12 March 2003 or on the first day thereafter on which a rate of exchange is available.

The dividend will be paid on Monday 17 March 2003. Share certificates may not be lodged with the transfer secretaries for dematerialisation/rematerialisation, nor may transfers between registers take place during the period Monday, 10 March 2003 to Friday, 14 March 2003, both dates inclusive.

By order of the board

A M SNASHALL
Group Secretary

Johannesburg
12 February 2003


IMPLATS

Registered Office
3rd Floor, Old Trafford 4, Isle of Houghton
Boundary Road, Houghton 2198
(P.O. Box 61386, Marshalltown 2107)

Transfer Secretaries
South Africa: Computershare Investor Services Limited
70 Marshall Street
Johannesburg 2001
(P.O. Box 10651, Johannesburg 2000)

United Kingdom: Lloyds Bank TSB Registrars
The Causeway, Worthing
West Sussex
BN99 6DA

Directors
PG Joubert *(Chairman)*, KC Rumble *(Chief Executive Officer)*,
DH Brown, CE Markus, JM McMahon*, MV Mennell, L Molotlegi,
DM O'Connor, MF Pleming, JV Roberts

*British

Secretary
AM Snashall


IMPLATS

Exhibit 2

IMP - Implats - Implats Appoints a new non-executive director
Impala Platinum Holdings Limited
Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code : IMP
LSE Share Code : IPLA
ADR Code : IMPUY
("Implats" or "the Company")

IMPLATS APPOINTS A NEW NON-EXECUTIVE DIRECTOR

Impala Platinum Holdings Ltd (Implats) is pleased to announce the appointment of Fatima Jakoet as a non-executive director to the company's board with effect from 22 August 2007.

Fatima brings with her extensive board and corporate governance experience and has served on the boards of several listed companies including Telkom and Woolworths. She is currently a non-executive director at the South African Reserve Bank, Metropolitan Holdings Group and the MTN Group (West Africa Region).

Fatima is a qualified CA and a member of the South African Institute of Chartered Accountants. She holds a B.Sc and a CTA degree from the University of Cape Town.

22 August 2007
Johannesburg

IMP - Implats Appoints a New Non-Executive Director

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code : IMPUY
("Implats" or "the Company")

2

IMPLATS APPOINTS A NEW NON-EXECUTIVE DIRECTOR

Impala Platinum Holdings Limited (Implats) is pleased to announce the appointment of Steve Phiri as a non-executive director to the Implats board with immediate effect. He is the second Royal Bafokeng Holdings (Pty) Limited (RBH) representative to serve as a director on the Board of Implats.

This appointment, in terms of the recently concluded BEE transaction entitling the RBH to an additional board member, enhances the alignment between Implats' BEE partner and the Group.

Steve Phiri, BJuris, LLB, LLM HDip Co Law, is currently the Chief Executive Officer of Merafe Resources Limited. Prior to this he headed up Corporate and Legal Affairs for the Royal Bafokeng Nation (RBN) and led the negotiating team that successfully resolved the dispute between the RBN and Impala Platinum Limited. Steve is also a member of the Mineral and Mining Board, which was established in terms of the Minerals and Petroleum Development Act. He is a non-executive director of Royal Bafokeng Resources Holdings (Pty) Limited and SA Eagle Limited.

11 June 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited
Date: 11/06/2007 16:03:21 Produced by the JSE SENS Department.

IMP - Implats - Retirement of Director
Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code : IMPUY
("Implats" or "the Group")

3

RETIREMENT OF DIRECTOR

Cathie Markus has decided to retire and will leave the Group as at the end of June 2007. She will resign as a director with effect from 31 March 2007. Cathie joined Implats in 1991 as Legal Advisor and was subsequently appointed to the board in 1998 as Corporate Affairs Director. During her tenure at Implats, Cathie was integrally involved in all our major transactions. Cathie will be remembered for the central role she played in the resolution of the mineral rights issues with the Royal Bafokeng Nation.

6 March 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited
Date: 06/03/2007 09:00:00 Produced by the JSE SENS Department.

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE Share Code : IMP
LSE Share Code : IPLA
ADR Code : IMPUY
("Implats" or "the company")

4

DIRECTORATE

Implats refers to the announcement on 04 July 2006 regarding the resignation of Mr Keith Rumble as Chief Executive Officer of Implats and the appointment of Mr David Brown as Chief Executive Officer in his stead. Implats advises that Mr Keith Rumble has resigned as an executive director with immediate effect and will be leaving the group to pursue other interests.

Johannesburg
13 October 2006

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE 000003554
("the company")

5

DIRECTORATE

We advise the appointment of Mr Shadwick Bessit as an executive director of the company with immediate effect.

Following the above appointment, the board of directors will comprise:

Dr FJP Roux - Chairman
Mr KC Rumble - Chief Executive Officer
Mr DH Brown - Chief Financial Officer
Ms CE Markus - Executive Director
Mr LJ Paton - Executive Director
Mr S Bessit - Executive Director
Mr JM McMahon
Ms MV Mennell
Mr TV Mokgatlha
Dr K Mokhele
Ms NDB Orleyn
Mr JV Roberts
Mr LC van Vught

Johannesburg
24 Novemeber 2005
Issued by sponsor:
Deutsche Securities (SA) (Proprietary) Limited

6

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN : ZAE000003554
JSE Share Code : IMP
LSE Share Code: IPLA
ADR Code: IMPUY
("Implats" of the "the company")

Resignation of a non-executive director

We advise that Mr DM O'Connor has resigned as a non-executive director of the company with immediate effect.

Following the above change, the board of directors will comprise:

Dr FJP Roux - Chairman
Mr KC Rumble - Chief Executive Officer
Mr DH Brown - Chief Financial Officer
Ms CE Markus - Executive Director
Mr LJ Paton - Executive Director
Mr JM McMahon
Ms MV Mennell
Mr TV Mokgatlha
Dr K Mokhele
Ms NDB Orleyn
Mr JV Roberts
Mr LC van Vught

Johannesburg
18 February, 2005
Issued by sponsor:
Deutsche Securities (SA) (Proprietary) Limited

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE SHARE CODE: IMP
LSE SHARE CODE: IPLA
ADR CODE: IMPUY
("Implats" or "the company")

7

DIRECTORATE

We advise of the retirement of Mr M F Pleming from the board of directors of the company with effect from 31 December 2004.

Following the above change, the board of directors will comprise:

Dr FJP Roux - Chairman
Mr KC Rumble - Chief Executive Officer
Mr DH Brown - Chief Financial Officer
Ms CE Markus - Executive Director
Mr LJ Paton - Executive Director
Mr JM McMahon
Ms MV Mennell
Mr TV Mokgatlha
Dr K Mokhele
Mr DM O'Connor
Ms NDB Orleyn
Mr JV Roberts
Mr LC van Vught

Johannesburg
22 December 2004
Issued by Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE SHARE CODE: IMP
LSE SHARE CODE: IPLA
ADR CODE: IMPUY
("Implats")

8

DIRECTORATE

Implats advises the resignation of Mr Sifiso Dabengwa as a director of the company with effect from 1 November 2004, as a result of an appointment in Nigeria.

Following the change the board of directors will comprise:

Dr FJP Roux - Chairman
Mr KC Rumble - Chief Executive Officer
Mr DH Brown - Chief Financial Officer
Ms CE Markus
Mr JM McMahon
Ms MV Mennell
Mr TV Mokgatlha
Dr K Mokhele
Mr DM O'Connor
Ms NDB Orleyn
Mr LJ Paton
Mr MF Pleming
Mr JV Roberts
Mr LC van Vught

Houghton
10 November 2004
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

Impala Platinum Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration Number: 1957/001979/06)
JSE Share code: IMP
LSE: Impla
ADRS: Impuy
ISIN: ZAE000003554
("Implats" or "the company")

Directorate

We advise that the company Chairman, Mr PG Joubert has indicated his intention to retire from the board at the conclusion of our Annual General Meeting on 29 October 2004. The board has nominated Mr FJP Roux to succeed Mr Joubert as Chairman of the company.

Johannesburg
27 August 2004
Issued by:
Sponsor: Deutsche Securities (SA) (Proprietary) Limited
Date: 27/08/2004 08:05:01 AM Produced by the JSE SENS Department

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number: 1957/001979/06)
JSE Share code: IMP
LSE: Impla
ADRS: Impuy
ISIN: ZAE000003554
("Implats")

DIRECTORATE

We advise the appointment of Dr K Mokhele as an additional non-executive director on the board of Impala Platinum Holdings Limited with effect from 01 June 2004. Following this appointment the board of directors will comprise:

Mr PG Joubert - Chairman
Mr KC Rumble - Chief Executive Officer
Mr DH Brown
Mr RSN Dabengwa
Ms CE Markus
Mr JM McMahon
Ms MV Mennell
Mr TV Mokgatlha
Dr K Mokhele
Mr DM O'Connor
Ms NDB Orleyn
Mr LJ Paton
Mr MF Pleming
Mr JV Roberts
Dr FJP Roux
Mr L van Vught

Johannesburg
1 June 2004
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

(Incorporated in the Republic of South Africa)
(Registration Number: 1957/001979/06)
JSE Share code: IMP
LSE: Impla
ADRS: Impuy
ISIN: ZAE000003554

Directorate

We advise the appointment of Dr FJP Roux as an additional non-executive director on the board of Impala Platinum Holdings Limited with effect from 10 May 2004.

Following this appointment the board of directors will comprise:

Mr PG Joubert - Chairman
Mr KC Rumble - Chief Executive Officer
Mr DH Brown
Mr RSN Dabengwa
Ms CE Markus
Mr JM McMahon
Ms MV Mennell
Mr TV Mokgatlha
Mr DM O'Connor
Ms NDB Orleyn
Mr LJ Paton
Mr MF Pleming
Mr JV Roberts
Dr FJP Roux
Mr L van Vught

Johannesburg
11 May 2004
Issued by:
Sponsor: Deutsche Securities (SA) (Proprietary) Limited

12

(Incorporated in the Republic of South Africa)
(Registration Number: 1957/001979/06)
JSE Share code: IMP
LSE: Impla
ADRS: Impuy
ISIN: ZAE000003554
("Implats")

Directorate

We advise the appointment of Ms NDB Orleyn as an additional non-executive director on the board of Impala Platinum Holdings Limited with effect from 1 April 2004. Following this appointment the board of directors will comprise:

Mr PG Joubert - Chairman
Mr KC Rumble - Chief Executive Officer
Mr DH Brown
Mr RSN Dabengwa
Ms CE Markus
Mr JM McMahon
Ms MV Mennell
Mr TV Mokgatlha
Mr DM O'Connor
Ms NDB Orleyn
Mr LJ Paton
Mr MF Pleming
Mr JV Roberts
Mr L van Vught

Johannesburg
02 April 2004
Issued by:
Sponsor: Deutsche Securities (SA) (Proprietary) Limited

13

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
JSE Share code: IMP/IMPO
LSE: IPLA
ADRs: IMPUY
ISIN: ZAE000003554
("Implats" or "the company")

Directorate

Implats is pleased to announce the appointments of Mr L van Vught and Mr RSN Dabengwa as additional independent non-executive directors on the board of the company with effect from 1 January 2004. Following these appointments the board of directors will comprise:

Mr PG Joubert - Chairman (Independent non-executive)
Mr KC Rumble - Chief Executive Officer
Mr DH Brown - Executive director
Mr RSN Dabengwa - Independent non-executive director
Ms CE Markus - Executive director
Mr JM McMahon - Non-executive director
Ms MV Mennell - Non-executive director
Mr TV Mokgatlha - Non-executive director
Mr DM O'Connor - Independent non-executive director
Mr LJ Paton - Executive director
Mr MF Pleming - Independent non-executive director
Mr JV Roberts - Independent non-executive director
Mr L van Vught - Independent non-executive director

Johannesburg
9 December 2003
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

14

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number: 1957/001979/06)
JSE Share code: IMP
LSE: Impla
ADRS: Impuy
ISIN: ZAE000003554
("Implats")

Change to Directorate

We advise the appointment of Mr LJ Paton as an additional executive director on the board of Impala Platinum Holdings Limited with effect from Friday 22 August 2003. Following this appointment the board of directors will comprise:

Mr PG Joubert - Chairman
Mr KC Rumble - Chief Executive Officer
Mr DH Brown
Ms CE Markus
Mr JM McMahon
Ms MV Mennell
Mr TV Mokgatlha
Mr DM O'Connor
Mr LJ Paton
Mr MF Pleming
Mr JV Roberts

Johannesburg
25 August 2003
Issued by:
Sponsor: Deutsche Securities (SA) (Proprietary) Limited

15

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
JSE Share code: IMP
LSE: Impla
ADRS: Impuy
ISIN: ZAE000003554
("Implats")

DIRECTORATE

Implats announces the appointment of Mr Thabo Mokgatlha as a director on the Implats board. This follows the resignation of Kgosi Leruo Molotlegi. Mr Mokgatlha was previously the alternate director to Kgosi Molotlegi and will replace Kgosi Molotlegi as the representative of the Royal Bafokeng Nation on the Implats board. Mr Mokgatlha is also the financial director of Royal Bafokeng Resources Management Services (Pty) Ltd.

Johannesburg
20 June 2003
Issued by:
Sponsor: Deutsche Securities (SA) (Proprietary) Limited

16

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
Share code: IMP
ISIN: ZAE 000003554
("Implats")

New Alternate Director appointed at Implats

Impala Platinum Holdings Limited has announced the appointment of Thabo Vincent Mokgatlha as an alternate director to Kgosi Leruo Molotlegi, with immediate effect. Kgosi Molotlegi represents the Royal Bafokeng Nation, a significant shareholder in the company and royalty earner from operations conducted on the Impala Lease Area. Mr Mokgatlha (28), who is a CA(SA), is the Finance Executive of the Royal Bafokeng Administration.

Johannesburg
21 February, 2003
Issued by:
Sponsor: Deutsche Securities (SA) (Proprietary) Limited

17

IMPO

Implats Appoints New Chairman
IMPALA PLATINUM HOLDINGS LIMITED

Registration number: 1957/001979/06

ISIN: ZAE000003554
JSE Share Code: Imp
LSE Share Code: Impla
ADRS: Impay

IMPLATS APPOINTS NEW CHAIRMAN

Impala Platinum Holdings Limited (Implats) advises that the Board has appointed Peter Joubert as non-executive chairman with effect from 6 June 2002. Mr Joubert has served as an independent non-executive director on the Implats board since 1995. This follows the resignation of Michael McMahon as chairman as announced on 31 May 2002. McMahon will, however, remain on the board as a non-executive, independent director.

Mr Joubert serves on a number of boards, including Old Mutual plc, Murray & Roberts, Nedcor (where he is Deputy Chairman), NIB and Malbak. He also chairs the boards of Delta Motors, Munich Reinsurance and Delta Electrical. The bulk of his career was at Afrox, where he spent many years as the Chief Executive and, later, Chairman.

Issued by:
Sponsor to Impala
Deutsche Securities (SA) (Pty) Limited

18

IMPLATS CHAIRMAN TENDERS RESIGNATION

IMPALA PLATINUM HOLDINGS LIMITED

Registration number: 1957/001979/06

Isin: ZAE000003554
Share code: IMP

IMPLATS CHAIRMAN TENDERS RESIGNATION

Following the announcement by Gencor yesterday (30 May 2002) of Michael McMahon's intention to resign from the board of Gencor on 25 June 2002, Impala Platinum Holdings Limited (Implats) advises that Mr McMahon, currently Implats' non-executive Chairman, has consequently also tendered his resignation as a director (and as Chairman) of the Implats board.

Gencor is Implats' major shareholder and Mr McMahon is Gencor's nominated representative on the Implats board. Although Vivienne Mennell, another Implats non-executive director will also retire from the Gencor board with effect from 25 June, her position as an independent non-executive director on the Implats board remains unchanged as she is not a Gencor nominee.

The Implats board will consider the appointment of a Chairman at a meeting of the board on 5 June 2002. Mr McMahon's continuing role on the board in an independent capacity will also be considered at this meeting.

Implats CEO Keith Rumble acknowledged the role played by Mr McMahon over the years - first as CEO of Implats and subsequently as non-executive chairman of the board.

"Both Michael McMahon and Vivienne Mennell are long-standing and valuable members of the Implats board. Michael has considerable experience both in the industry and of Implats which has proved invaluable as the company has grown in stature over the years. He played a vital role as the architect of the transformation of the company from a high-cost, single orebody producer to an independent, low-cost and growth-orientated company."

31 May 2002

For further information see the Implats website:
www.implats.co.za
Queries :
Cathie Markus

+27 11 481 3943
+27 82 441 7166
Date: 31/05/2002 11:07:00 AM Produced by the SENS Department

Exhibit 3



1

Press releases

Resignation of Zimplats Chief Executive Officer
14 March 2007

Zimplats Holdings Limited advises shareholders that Mr. Greg Sebborn has tendered his resignation as Chief Executive Officer, with effect from 31st August 2007, in order to pursue other interests.

His resignation has been accepted with regret and a successor will be announced in due course.

Greg has agreed to remain as a director of Zimplats Holdings Limited to provide continuity, and his long association with the company will be of considerable value.

Greg has made a valuable contribution to the company over many years and his fellow directors, management and all employees thank him and wish him well for the future.

Queries:

Les Paton
+27 11 731 9018
+27 82 448 7102

...back to press releases

2

IMP - Implats appoints new Chief Financial Officer
IMPALA PLATINUM HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
ISIN: ZAE000003554
("Implats" or "the group")

Implats appoints new Chief Financial Officer

It is with great pleasure that Implats announces the appointment of Dawn Earp as the new Chief Financial Officer. She will join the group with effect from 1 March 2007. Dawn is currently Executive Officer: Finance at AngloGold Ashanti, a multi-listed global company where she has been for last six years. Prior to this she worked for a 10 year period at Anglo American. She is currently the Chamber of Mines representative on the Accounting Practices Board of SAICA and has had exposure to both international financial reporting standards and US GAAP. In addition, she is the Chairperson of the Audit and Remuneration Committee for the Rand Refinery. She brings a wealth of miningknowledge to the group and will be a great asset to the Implats team.

12 December 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited
Date: 12/12/2006 10:30:01 Produced by the JSE SENS Department.

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
JSE share code: IMP/IMPO
ISIN: ZAE000003554
NYSE ADR code: IMPUY
LSE share code: IPLA
("Implats" or "the Company")



Implats announces that Mr Keith Rumble, Chief Executive Officer, will be leaving the Group as at 31 December 2006 to pursue other interests. David Brown, currently Chief Financial Officer, will assume the role of Chief Executive Officer with effect from 1 September 2006 and will work with Keith from this date, until the end of 2006 to ensure an orderly transfer of responsibilities.

Keith Rumble has been Chief Executive Officer since July 2001 and was instrumental in initiating programs that have resulted in significant improvement in the Health and Safety performance of the Group. In addition, under Keith's leadership, the Group has significantly grown its platinum production profile and resource base during the past 6 years and improved its relative competitive position in the platinum business.

David Brown who has been with the Group since January 1999 has a proven track record and well established relationships within the industry.

Chairman of the Board Dr Fred Roux said "Keith provided the Group with strong leadership and was particularly successful in changing the culture towards safety in the Group. David has also demonstrated strong leadership and financial skills and will provide a smooth transition into a new era of leadership at Implats".

4 July 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited
Contact details:
David Brown
Tel: +27 11 481 3926
Cell: +27 83 254 4084
Cathie Markus
Tel: +27 11 481 3925
Cell: +27 82 441 7166
Date: 04/07/2006 11:31:04 AM Produced by the JSE SENS Department

4

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE000003554
("Implats" or "the company")

Impala Platinum Holdings Limited (Implats) is pleased to announce two senior appointments within the company:

Mike Teke (40) has been appointed Human Resources Executive at the company's Head Office with effect from 1 April 2005, following the retirement of Humphrey Oliphant who has made a valuable contribution to the company over a period of 13 years. Mike was formerly Vice President Human Resources at BHP Billiton's Ingwe Collieries. He began his career as a Business Economics teacher in 1990, joining the Human Resources discipline with Lever Ponds in 1992. He has held various senior human resources and training positions in recent years, and joined BHP Billiton in 2000.

Shadwick Bessit (43), currently General Manager Mining Operations, will assume the position of Operations Executive: Rustenburg with effect from 1 June 2005. This follows the retirement of Paul Visser, following a long and successful career at these operations over a period of 36 years. Shadwick gained extensive experience in the gold mining industry prior to joining Impala in October 2002. Having started his mining career within AngloGold Limited as a shift overseer at Vaal Reefs in 1991, he progressed through the ranks and has held the position of General Manager at the Elandsrand, Deelkraal and the Savuka mines. In his new capacity, Shadwick will be responsible for mining operations and Mineral Processes. Implats' Rustenburg operations comprise 13 shafts and five declines, employing about 27,500 people. Production from this operation is in the region of 1.0 to 1.1 million ounces of platinum per annum, the largest single platinum-producing entity in the world, with an expected life-of-mine of 30 years.

Johannesburg
19 April 2005
Sponsor
Deutsche Securities (SA) (Pty) Limited

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN : ZAE000003554
JSE Share Code : IMP
LSE Share Code: IPLA
ADR Code: IMPUY
("Implats" of the "the company")



APPOINTMENT

With effect from 01 April 2005, Bob Gilmour has been appointed to head up the internal Investor Relations function for Impala Platinum Holdings Limited. He will report to Cathie Markus. Bob was previously head of Market Research and New Business at Implats. He will continue to have responsibility for the market research function.

Johannesburg
31 March 2005
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number: 1957/001979/06)
JSE Share code: IMP
LSE: Impla
ADRS: Impuy
ISIN: ZAE000003554
("Implats")

COMPANY SECRETARY

Shareholders of Implats are advised that Mr R Mahadevey has been appointed as the company secretary of Implats effective from 1 May 2004.

Johannesburg
16 April 2004
Issued by:
Sponsor: Deutsche Securities (SA) (Proprietary) Limited

Exhibit 4

Imp - Implats - Dealing In Securities By A Director Of Implats
Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code: IMPUY
("Implats" or "the Group")

DEALING IN SECURITIES BY A DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following transaction in securities by a director of Implats:

Name: LJ Paton
Office held: Director
Date of transaction: 4 September 2007

1. Number of shares: 1 936
   Price per share: R69.50
   Total value of shares: R134 552.00
   Nature of transaction: Purchase of R69.50 options

2. Number of shares: 3 792
   Price per share: R60.51
   Total value of shares: R229 453.92
   Nature of transaction: Purchase of R60.51 options

3. Number of shares: 280
   Price per share: R64.48
   Total value of shares: R18 054.40
   Nature of transaction: Purchase of R64.48 options
   Class of securities: Ordinary par value shares of 2,5 cents each

Nature and extent of Director's interest: Direct beneficial
Clearance given in terms of paragraph 3.66: Yes

5 September 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited

IMP - Impala Platinum Holdings Limited - Dealing in securities by a director

2

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code : IMPUY
("Implats" or "the Group")

DEALING IN SECURITIES BY A DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following transaction in securities by a director of Implats:

Name:	DH Brown
Office held:	Director
Date of transaction:	25 June 2007
Number of shares:	1 680
Sale price per share:	R235.50
Total value of shares:	R395 640.00
Nature of transaction:	Sale of R62,62 options
Number of shares:	728
Price per share:	R62.62
Total value of shares:	R45 587.36
Nature of transaction:	Purchase of R62.62 options
Number of shares:	3 272
Price per share:	R40.75
Total value of shares:	R133 334.00
Nature of transaction:	Purchase of R40.75 options
Class of securities	Ordinary par value shares of 2,5 cents each
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66:	Yes

26 June 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited
Date: 26/06/2007 11:51:01 Produced by the JSE SENS Department.

3

IMP - Impala Platinum Holdings Limited - Dealing in securities by a director of implats

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE share Code : IMP
LSE share Code : IPLA
ADR Code : IMPUY
("Implats" or "the Group")

DEALING IN SECURITIES BY A DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following transaction in securities by a director of Implats:

Name	LJ Paton
Office held	Director
Date of transaction	16 May 2007
Sale price per share	R228.08
Number of shares	2 408
Total value of transaction	R549 216.64
Class of securities	Ordinary par value shares of 2.5 cents each
Nature of transaction	Sale of R47.625 options
Nature and extent of director's interest	Direct beneficial
Sale price per share	R226.10
Number of shares	2 656
Total value of shares	R600 521.60
Class of securities	Ordinary par value shares of 2.5 cents each
Nature of transaction	Sale of shares beneficially held by a director
Nature and extent of director's interest	Direct beneficial
Clearance given in terms of pargraph 3.66	Yes

18 May 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited
Date: 18/05/2007 11:53:01 Produced by the JSE SENS Department.

IMP - Implats - Dealing in securities by a director of Implats

4

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code : IMP
LSE Share Code : IPLA
ADR Code : IMPUY
("Implats" or "the Group")

DEALING IN SECURITIES BY A DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following transaction in securities by an Officer of Implats:

Name:	R Mahadevey
Office held:	Group Secretary
Date of transaction:	02 April 2007
Nature of transaction:	Sale of R50.125 options beneficiary held by an Officer
Class of securities:	Ordinary par value shares of 2.5 cents each
Number of shares:	17,952
Sale price per share:	R229.2239
Total value of shares:	R4 115 027.45
Nature and extent of Director's interest:	Direct beneficial
Clearance given in terms of paragraph 3.66:	Yes

03 April 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited
Date: 03/04/2007 14:34:50 Produced by the JSE SENS Department.

IMP - Implats - Dealing In Securities By A Director Of Implats

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code : IMP
LSE Share Code : IPLA
ADR Code : IMPUY
("Implats" or "the Group")

5

DEALING IN SECURITIES BY A DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following transaction in securities by a director of Implats:

Name:	DH Brown
Office held:	Director
Date of transaction:	9 March 2007
Number of shares:	120
Purchase price per share:	R74.28
Total value of shares:	R8 913.75
Number of shares:	18,920
Purchase price per share:	R63.38
Total value of shares:	R1 199 055,00
Class of securities:	Ordinary par value shares of 2.5 cents each
Nature of transaction:	Purchase of options
Nature and extent of Director's interest:	Direct beneficial
Clearance given in terms of paragraph 3.66:	Yes

12 March 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited
Date: 12/03/2007 11:18:39 Produced by the JSE SENS Department.

IMP - Implats - Dealing in securities by a director of implats

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code: IMPUY
("Implats" or "the company")

6

DEALING IN SECURITIES BY A DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following transaction in securities by a director of Implats:

Name:	S Bessit
Office held:	Director
Date of transaction:	28 February 2007
Offer price per share:	R204.00
Number of options:	3 056
Total value of options:	R632 424.00
Class of securities:	Ordinary par value shares of 2.5 cents each
Nature of transaction:	Exercise of options
Nature and extent of Director's interest:	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

01 March 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited
Date: 01/03/2007 15:33:00 Produced by the JSE SENS Department.

IMP - Implats - Dealing in securities by a director of Implats
Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code : IMP
LSE Share Code : IPLA
ADR Code : IMPUY
("Implats" or "the company")

7

DEALING IN SECURITIES BY A DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following transaction in securities by a director of Implats:

Name:	LJ Paton
Office held:	Director
Date of transaction:	26 February 2007
Purchase price per share:	R63.38
Number of shares:	10 280
Total value of shares:	R651 546.40
Purchase price per share:	R74.28
Number of shares:	1 688
Total value of shares:	R125 384.64
Purchase price per share:	R64.48
Number of shares:	280
Total value of shares:	R18 054.40
Purchase price per share:	R67.43
Number of shares:	7 680
Total value of shares:	R517 862.40
Class of securities:	Ordinary par value shares of 2.5 cents each
Nature of transaction:	Purchase of options
Nature and extent of Director's interest:	Direct beneficial
Clearance given in terms of paragraph 3.66:	Yes

27 February 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited
Date: 27/02/2007 09:54:04 Produced by the JSE SENS Department.

IMP - Implats - Dealing In Securities by a Director of Implats

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code : IMPUY
("Implats" or "the company")

DEALING IN SECURITIES BY A DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following transaction in securities by a director of Implats:

Name	LJ Paton
Office held	Director
Date of transaction	21 February 2007
Offer price per share	R47.63
Number of options	2 408
Total value of options	R482 589.28
Class of securities	Ordinary par value shares of 2.5 cents each
Nature of transaction	Exercise of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

22 February 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited
Date: 22/02/2007 15:25:01 Produced by the JSE SENS Department.

IMP - Impala Platinum Holdings Limited - Dealing in securities by a director

IMPALA PLATINUM HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code: IMPUY
("Implats")

DEALING IN SECURITIES BY A DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following transaction in securities by a director of Implats:

Name:	S Bessit
Office held:	Director
Date of transaction:	5 December 2006
Sale price per share:	R179,00
Number of shares:	11 880
Total value of shares:	R2 126 520,00
Class of securities:	Ordinary par value shares of 2.5 cents each
Nature of transaction:	Sale of R72,38 share options beneficially held by the director
Nature and extent of Director's interest:	Direct beneficial
Clearance given in terms of paragraph 3.66:	Yes

13 December 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited
Date: 13/12/2006 09:28:23 Produced by the JSE SENS Department.

IMPO

Impala - Dealing in securities by a director of implats
Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
ISIN: ZAE000083648
("Implats")

DEALING IN SECURITIES BY A DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE imited we hereby announce the following transaction in securities by a director o Implats:

Name:	CE Markus
Office held:	Director
Date of transaction:	30 November 2006
Sale price per share:	R182.25
Number of shares:	12 500
Total value of shares:	R2 275 125,00
Class of securities:	Ordinary par value shares of 2.5 cents each
Nature of transaction:	Sale of ordinary shares beneficially held by the director
Nature and extent of Director's interest:	Direct beneficial
Clearance given in terms of paragraph 3.66:	Yes

01 December 2006
Johannesburg

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
ISIN: ZAE000003554
("Implats")

DEALING IN SECURITIES BY A DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following Zero Cost Collar entered into by a director of Implats for hedging purposes:

Name	KC Rumble
Office held	Executive Director
Date of transaction	22 September 2006
Class of security	Ordinary shares
Number of shares:	11 750
Nature of interest:	Direct beneficial
Nature of transaction:	Purchase of a European put option by Mr KC Rumble expiring on 05 September 2008
Strike price:	R1 251,20
Total value:	R14 701 600,00
Nature of transaction:	Sale of a European call option by Mr KC Rumble expiring on 05 September 2008
Strike price:	R1 532,72
Total value:	R18 009 460,00

Clearance in terms of paragraph 3.66 was obtained.

27 September 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited
Date: 27/09/2006 02:34:02 PM Produced by the JSE SENS Department

12

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
ISIN: ZAE000003554
("Implats")

DEALING IN SECURITIES BY DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following transaction in securities by a director of Implats:

Name	KC Rumble
Office held	Director
Date of transaction	8 September 2006
Purchase price per share	R594,25
No of shares:	2 822
Total value of shares	R1 676 973,50
Purchase price per share:	R507.00
Number of shares:	2951
Total value of shares:	R1 496 157,00
Purchase price per share:	R484.10
Number of shares:	1 488
Total value of shares:	R720 340.80
Purchase price per share:	R515.82
Number of shares:	4 495
Total value of shares:	R2 318 610,90
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Purchase of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

11 September 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited
Date: 11/09/2006 03:20:47 PM Produced by the JSE SENS Department

13

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
ISIN: ZAE000003554
("Implats")

DEALING IN SECURITIES BY DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following transaction in securities by a director of Implats:

Name	CE Markus
Office held	Director
Date of transaction	8 September 2006
Sale price per share	R1 315,00
No of shares	623
Total value of shares	R819 245,00
Class of securities	Ordinary shares of 20 cents each
Nature of transaction	Sale of 144 R556,00 options; 238 R484,10 options; 121 R381,00 options; 120 R515,82 options

Name	CE Markus
Office held	Director
Date of transaction	8 September 2006
Purchase price per share:	R413,45
Number of shares:	1 089
Total value of shares:	R510 140,18
Class of securities:	Ordinary shares of 20 cents each
Nature of transaction:	Purchase of 225 R556,00 options; 445 R481,10 options; 345 R381,00 options; 74 R515,82 options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

11 September 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited
Date: 11/09/2006 03:00:25 PM Produced by the JSE SENS Department

14

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
JSE Share Code : IMP
LSE Share Code : IPLA
ADR Code : IMPUY
ISIN: ZAE000003554
("Implats")

DEALING IN SECURITIES BY A DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following transaction in securities by a director of Implats:

Name	LJ Paton
Office held	Director
Date of transaction	5 September 2006
Purchase price per share:	R556.00
Number of shares:	239
Total value of shares:	R132 884,00
Purchase price per share:	R484.10
Number of shares:	468
Total value of shares:	R226 558,80
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Purchase of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

6 September 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited
Date: 06/09/2006 10:32:32 AM Produced by the JSE SENS Department

15

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
ISIN: ZAE000003554
("Implats")

DEALING IN SECURITIES BY DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following transaction in securities by a director of Implats:

Name	DH Brown
Office held	Director
Date of transaction	4 September 2006
Purchase price per share:	R556.00
Number of shares:	299
Total value of shares:	R166 244.00
Purchase price per share:	R484.10
Number of shares:	712
Total value of shares:	R344 679.00
Purchase price per shares:	R515.82
Number of shares:	109
Total value of shares:	R56 224.00
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Purchase of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

4 September 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

16

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
ISIN: ZAE 000003554
("Implats")

DEALING BY A DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following Zero Premium Collar entered into by a director of Implats for hedging purposes:

Name:	Keith Rumble
Office held:	Chief Executive Officer
Date of transaction:	27 June 2006
Class of security:	Ordinary shares
Number of shares:	11 000
Nature of interest	Direct beneficial
Nature of transaction:	Purchase of a European put option by the Rumble Family Trust expiring on 27 June 2008
Strike price:	R1 195.00
Total value:	R13 145 000.00
Nature of transaction:	Sale of a European call option by the Rumble Family Trust expiring on 27 June 2008
Strike price:	R1 380.00
Total value:	R15 180 000.00

Clearance in terms of paragraph 3.66 was obtained.

29 June 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary)Limited
Date: 29/06/2006 04:58:08 PM Produced by the JSE SENS Department

17

MPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
ISIN: ZAE000003554
("Implats")

DEALING IN SECURITIES BY DIRECTORS OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following transaction in securities by a director of Implats:

Name	KC Rumble
Office held	Director
Date of transaction	22 June 2006
Purchase price per share:	R226,00
Number of shares:	11 000
Total value of shares:	R2 486 000,00
Class of securities:	Ordinary par value shares of 20 cents
each	
Nature of transaction	Purchase of R226,00 options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

23 June 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited
Date: 23/06/2006 02:33:08 PM Produced by the JSE SENS Department

18

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
ISIN: ZAE000003554
("Implats")

DEALING IN SECURITIES BY DIRECTORS OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following transaction in securities by directors of Implats:

Name	LJ Paton
Office held	Director
Date of transaction	11 May 2006
Sale price per share:	R1 410,16
Number of shares:	2 000
Total value of shares:	R2 820 320,00
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of 2 000 ordinary shares held by director
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	DH Brown
Office held	Director
Date of transaction	11 May 2006
Sale price per share:	R1 408,63
Number of shares:	409
Total value of shares:	R576 129,67
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of 409 R381,00 options held by director (R155 829)
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

12 May 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
ISIN: ZAE000003554
("Implats")

19

DEALING IN SECURITIES BY A DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following transaction in securities by a director of Implats:

Name	CE Markus
Office held	Director
Date of transaction	10 May 2006
Sale price per share:	R1 347,03
Number of shares:	3 000
Total value of shares:	R4 041 090,00
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of 3 000 ordinary shares held by director
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

11 May 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited

20

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
ISIN: ZAE000003554
("Implats")

DEALING IN SECURITIES BY A DIRECTOR OF IMPLATS

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transaction in securities by a director of Implats:

Name	LJ Paton
Office held	Director
Date of transaction	9 May 2006
Sale price per share:	R1 250,16
Number of shares:	3 000
Total value of shares:	R3 750 480,00
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of 3 000 ordinary shares held by director
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

10 May 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE000003554
("Implats" or "the company")

21

Dealing in securities by a Director

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transactions in securities by a director of Implats.

Name	LJ Paton
Office held	Director
Date of transaction	11 April 2006
Sale price per share:	R1 200,00
Number of shares:	3 352
Total value of shares:	R4 022 400,00
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of 3 352 ordinary shares held by director
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

18 April 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

22

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE000003554
("Implats" or "the company")

Dealing in securities by a Director

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transactions in securities by a director.

Name	DH Brown
Office held	Director
Date of transaction	6 April 2006
Sale price per share:	R1 241,31
Number of shares:	5 620
Total value of shares:	R6 976 184,68
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of 5 620 ordinary shares held by director
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

7 April 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE000003554
("Implats" or "the company")



Dealing in securities by the Group Secretary

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited we hereby announce the following transactions in securities by the Group Secretary.

Name	R Mahadevey
Office held	Group Secretary
Date of transaction	3 April 2006
Sale price per share:	R1 185,23
Number of shares:	2 244
Total value of shares:	R2 659 647,14
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of 2 244 R401,00 options held by the Group Secretary
Nature and extent of Group Secretary's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

4 April 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE000003554
("Implats" or "the company")

Dealing in securities by a Director

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transactions in securities by a director.

Name	KC Rumble
Office held	Director
Date of transaction	16 March 2006
Sale price per share:	R1 107,87
Number of shares:	2 125
Total value of shares:	R2 354 225,03
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of 2 125 ordinary shares held by director
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

17 March 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

25

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE000003554
("Implats")

Dealing in securities by a Director

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transactions in securities by a director of Implats.

Name:	LJ Paton
Office held:	Director
Date of transaction	24 February 2006
Sale price per share:	R1 030,00
Number of shares:	301
Total value of shares:	R310 030,00
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of R381 options (R114 681)

Name:	LJ Paton
Office held:	Director
Date of transaction	24 February 2006
Sale price per share:	R481,65
Number of shares:	3 352
Total value of shares:	R614 502,75
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Purchase of 1 356 R507,00 options 825 R344,00 options, 211 R594,25 options and 960 R539,40 options
Nature and extent of Director's interest:	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

28 February 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE000003554
("Implats" or "the company")

26

Dealing in securities by a Director

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transactions in securities by directors of Implats.

Name	CE Markus
Office held	Director
Date of transaction	21 February 2006
Sale price per share:	R1 108,20
Number of shares:	3 549
Total value of shares:	R3 932 998,25
Class of securities:	Ordinary par value shares of 20 cents
Nature of transaction	Sale of 1 021 R344,00 options 2 144 R507,00 options 374 R594,25 options 10 R589,99 options (R1 666 381,40)

Name	DH Brown
Office held	Director
Date of transaction	21 February 2006
Sale price per share:	R1 103,00
Number of shares:	2 363
Total value of shares:	R2 606 389,00
Class of securities:	Ordinary par value shares of 20 cents
Nature of transaction	Sale of R507,00 options (R1 198 041)

Name	DH Brown
Office held	Director
Date of transaction	21 February 2006
Purchase price per share:	R414,00
Number of shares:	1 620
Total value of shares:	R670 677,00
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Purchase of 100 R507,00 options 1132R344,00 options 388 R594,25 options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

22 February 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE 000003554
("Implats" or "the company")

27

Dealing in securities by a Director

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transactions in securities by a director of Implats.

Name	KC Rumble
Office held	Director
Date of transaction	20 February 2006
Sale price per share:	R1 140,00
Number of shares:	1 375
Total value of shares:	R1 567 500,00
Class of securities:	Ordinary par value shares of 20 cents
Nature of transaction	Sale of R507,00 options

Name	KC Rumble
Office held	Director
Date of transaction	20 February 2006
Purchase price per share:	R507,00
Number of shares:	1 575
Total value of shares:	R789 525,00
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Purchase of R507,00 options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

21 February 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE000003554
("Implats" or "the company")

28

Dealing in securities by a Director

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transactions in securities by a director of Implats.

Name	KC Rumble
Office held	Director
Date of transaction	16 February 2006
Sale price per share:	R997,28
Number of shares:	860
Total value of shares:	R857 660,80
Class of securities:	Ordinary par value shares of 20 cents
Nature of transaction	Sale of R594,25 options

Name	KC Rumble
Office held	Director
Date of transaction	16 February 2006
Purchase price per share:	R594,25
Number of shares:	550
Total value of shares:	R326 837,50
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Purchase of R594,25 options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

20 February 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

29

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE000003554

Dealing in Securities by a Director

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited ("the JSE"), we hereby announce the following transactions in securities by a director.

Name	KC Rumble
Office held	Director
Date of transaction	01 November 2005
Sale price per share:	R740,00
Number of shares:	1 410
Total value of shares:	R1 043 400,00
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of :1 410 R594,25 options (R837 892,50)
Nature and extent of Director's Interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

2 November 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE000003554
("Implats" or "the company")

30

Dealing in securities by a Director

In compliance with Rule 3.63 - 3.74 of the Listings Requirements of the JSE Limited ("the JSE"), we hereby announce the following transactions in securities by a director.

Name	DH Brown
Office held	Director
Date of transaction	08 September 2005
Sale price per share:	R691,00
Number of shares:	2 928
Total value of shares:	R2 023 248,00
Class of securities:	Ordinary par value shares of 20 cents
each	
Nature of transaction	Sale of: 598 R556,00 options; 1 424 R484,10 options; 388 R594,25 options; 409 R381,00; options; 109 R515,82 options (R1 464 468,78)
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

12 September 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
ISIN: ZAE000003554
("Implats")

31

Dealing in securities by Directors

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transactions in securities by directors of Implats.

Name	KC Rumble
Office held	Director
Date of transaction	7 September 2005
Sale price per share:	R690,31
Number of shares:	8 884
Total value of shares:	R6 132 738,94
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of: 5 900 R507,00 options; 1 486 R484,10 options; 1 498 R515,82 options (R4 483 370,96)
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	LJ Paton
Office held	Director
Date of transaction	7 September 2005
Sale price per share:	R687,63
Number of shares:	4 798
Total value of shares:	R3 299 229,00
Class of securities:	Ordinary par value shares of 20 cents each Nature of transaction Sale of: 3 138 R507,00 options; 478 R556,00 options; 936 R484,10 options; 211 R594,25 options; 35 R515,02 options (R2 453 292,05)
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

9 September 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

32

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE000003554
("Implats")

Dealing in securities by a Director

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transactions in securities by a director of Implats.

Name	CE Markus
Office held	Director
Date of transaction	2 September 2005
Sale price per share:	R684,53
Number of shares:	7 206
Total value of shares:	R4 932 761,78
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of: 4 718 R507,00 options; 738 R556,00 options; 1 366 R484,10 options; 10 R589,99 options; 374 R594,25 options (R3 691 784,00)
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

5 September 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

33

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE000003554
("Implats")

Dealing in securities by a Director

In compliance with Rule 3.63 - 3.74 of the Listings Requirements of the JSE Limited, we hereby announce the following transactions in securities by a director of Implats.

Name	DH Brown
Office held	Director
Date of transaction	31 August 2005
Sale price per share:	R667,17
Number of shares:	6 608
Total value of shares:	R4 408 698,00
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction:	Sale of 6 608 R507,00 options (R3 350 256,00)
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

1 September 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

34

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE000003554
("Implats" or "the company")

Dealing in securities by a Director

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities by a director of Implats.

Name	K C Rumble
Office held	Director
Date of transaction	6 June 2005
Sale price per share:	R577.41
Number of shares:	11 000
Total value of shares:	R6 351 504.00
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of 11 000 R281.00 options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

7 June 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

35

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE000003554
("Implats" or "the company")

Dealing in securities by a Director

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities by a director.

Name	CE Markus
Office held	Director
Date of transaction	27 May 2005
Sale price per share:	R577.07
Number of shares:	3 284
Total value of shares:	R1 895 097.88
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of: 1800 R200.00 options; 1018 R344 options and 466 R381 options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

36

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE000003554
("Implats" or "the company")

Dealing in securities by a Director

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities by a director.

Name	DH Brown
Office held	Director
Date of transaction	23 May 2005
Sale price per share:	R542.15
Number of shares:	3 437
Total value of shares:	R1 863 369.55
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of 1175 R200.00 options and 2262 R344 options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

24 May 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

37

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE 000003554
("Implats" or "the company")

Dealing in securities by a Director and the Company Secretary

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities by a director and company secretary of Implats.

Name	L J Paton
Office held	Director
Date of transaction	18 May 2005
Sale price per share:	R543.55
Number of shares:	1 700
Total value of shares:	R924 035.00
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of 875 R200.00 options and 825 R344 options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	R Mahadevey
Office held	Company Secretary
Date of transaction	18 May 2005
Sale price per share:	R543.11
Number of shares:	2 244
Total value of shares:	R1 218 738.84
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of R401.00 options beneficially held
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

19 May 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

38

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE SHARE CODE: IMP
LSE SHARE CODE: IPLA
ADR CODE: IMPUY
("Implats")

DEALING IN SECURITIES BY DIRECTORS OF IMPLATS

In compliance with Rule 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, the following information is disclosed:

Director	CE Markus
Office held	Executive Director
Date of transaction	11 November 2004
Sale price per share	R532,76
Number of shares	4 192
Value of transaction	R2 233 329,92
Class of securities	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of: one thousand three hundred and seventy five (1 375) R146,00 options one thousand eight hundred(1800) R200,00 options and one thousand and seventeen (1017) R344 options beneficially held by the Director

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

Houghton
15 November 2004
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

39

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE SHARE CODE: IMP
LSE SHARE CODE: IPLA
ADR CODE: IMPUY
("Implats")

DEALING IN SECURITIES BY DIRECTORS OF IMPLATS

In compliance with rule 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa the following information is disclosed:

Director:	LC van Vught
Date of transaction:	9 November 2004
Price per share:	R539,95
Number of shares:	310
Class of shares:	Ordinary par value shares of 20 cents each
Nature of transaction:	Purchase of securities by a trust in which the director is a beneficiary.

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

Houghton
10 November 2004
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

40

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE SHARE CODE: IMP
LSE SHARE CODE: IMPLA
ADR CODE: IMPUY
(Implats)

Dealing in Securities by Directors of Implats

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we announce the following transactions in securities of Implats by directors:

Director	KC Rumble
Office held	CEO
Date of transaction	5 November 2004
Sale price per share	R507,18
Number of shares	11 000
Class of securities	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of eleven thousand (11000) R281,00 options beneficially held by the Director

Director	LJ Paton
Office held	Executive Director
Date of transaction	5 November 2004
Sale price per share	R510,00
Number of shares	3 075
Class of securities	Ordinary par value shares of 20 cents each
Nature of transaction	Sale of five hundred (500) R146,00 options, one thousand seven hundred and fifty(1 750) R200,00 options and eight hundred and twenty five (825) R344 options beneficially held by the Director

The required clearance per section 3.66 of the JSE Listing Requirements.

8 November 2004
Houghton
Issued by:
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

41

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE SHARE CODE: IMP
LSE SHARE CODE: IMPLA
ADR CODE: IMPUY
("Implats")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with rule 3.63 to 3.74 of the JSE Listing Requirements, the following information is disclosed:

Director:	DH Brown
Date of transaction:	27 October 2004
Sale price per share:	R512,26
Number of shares:	2725
Class of shares:	Ordinary par value shares of 20 cents each
Nature of transaction:	Sale of 1550 R146,00 options and 1175 R200,00 options beneficially held by the Director

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

28 October 2004
Houghton
Issued by:
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

42

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE SHARE CODE: IMP
LSE SHARE CODE: IMPLA
ADR CODE: IMPUY
("Implats")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with rule 3.63 to 3.65 of the JSE Listing Requirements, the following information is disclosed:

Director:	K C Rumble
Date of transaction:	5 September 2003
Offer price per share:	R590,00
Number of shares:	1 000
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction:	Sale of R281,00 options beneficially held by the Director

Director:	C E Markus
Date of transaction:	5 September 2003
Offer price per share:	R608,05
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction:	Sale of following options beneficially held by the Director:

Number of shares	Option price
1 375	R146,00
1 800	R200,00
1 019	R344,00
1 214	R507,00
5 408	

Company Secretary:	A M Snashall
Date of transaction:	5 September 2003
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction:	Sale of the following options beneficially held by the Company Secretary:

Number of shares	Option price	Offer price
875	R200,00	R600,00
152	R507,00	R599,00
1 027		

8 September 2003
Houghton
Issued by:
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

43

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE SHARE CODE: IMP
LSE SHARE CODE: IMPLA
ADR CODE: IMPUY
("Implats")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with rule 3.63 to 3.74 of the JSE Listing Requirements, the following information is disclosed:

Director:	LJ Paton
Date of transaction:	3 September 2003
Offer price per share:	R582,90
Number of shares:	3000
Class of shares:	Ordinary par value shares of 20 cents each
Nature of transaction:	Sale of ordinary shares beneficially held by the Director

4 September 2003
Houghton
Issued by:
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

44

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE SHARE CODE: IMP
LSE SHARE CODE: IMPLA
ADR CODE: IMPUY
("Implats")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with rule 3.63 to 3.65 of the JSE Listing Requirements, the following information is disclosed:

Director:	DH Brown
Date of transaction:	29 August 2003
Offer price per share:	R560,00
Number of shares:	856
Class of shares:	Ordinary par value shares of 20 cents each
Nature of transaction:	Sale of R146,00 options beneficially held by the Director
Date of transaction:	29 August 2003
Offer price per option:	R146,00
Number of options:	694
Class of securities:	Options
Nature of transaction:	Purchase of R146,00 options beneficially held by the Director

2 September 2003
Houghton
Issued by:
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

45

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE SHARE CODE: IMP
LSE SHARE CODE: IMPLA
ADR CODE: IMPUY
("Implats")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with rule 3.72 and 3.75 of the JSE Listings Requirements, the following information is disclosed:

Director:	K C Rumble
Date of transaction:	16 July 2003
Sale price per share:	R487,10
Number of shares:	10 000
Class of shares:	Ordinary par value shares of 20 cents each
Nature of transaction:	Sale of R281,00 options beneficially held by the Director

17 July 2003
Houghton
Issued by:
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

46

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE SHARE CODE: IMP
LSE SHARE CODE: IMPLA
ADRS CODE: IMPUY
("Implats")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with rule 3.72 and 3.75 of the JSE Listings Requirements, the following information is disclosed:

Director:	D H Brown
Date of transaction:	14 March 2003
Offer price per share:	R200,00
Number of shares:	1 175
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction:	Exercise and purchase of R200,00 options beneficially held by the Director

Issued by:
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

47

IMPALA PLATINUM HOLDINGS LIMITED
Registration No. 1957/001979/06
ISIN: ZAE000003554
SHARE CODE: IMP

DEALING IN SECURITIES BY A DIRECTOR

In compliance with rule 3.72 and 3.75 of the JSE Listings Requirements, the following information is disclosed:

Director:	D H Brown
Date of transaction:	27 February 2003
Offer price per share:	R344,00
Number of shares:	1 131
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction:	Exercise and purchase of R344,00 options beneficially held by the Director

Issued by:
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

48

IMPALA PLATINUM HOLDINGS LIMITED
Registration No. 1957/001979/06
ISIN: ZAE 000003554
SHARE CODE: IMP

DEALING IN SECURITIES BY A DIRECTOR

In compliance with rule 3.72 and 3.75 of the JSE Listing Requirements, the following information is disclosed:

Director:	D H Brown
Date of transaction:	10 September 2002
Offer price per share:	R592,38
Number of shares:	1 300
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction:	Sale of R146,00 options beneficially held by the Director

Issued by:
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

49

Impala Platinum Holdings Limited
ISIN : ZAE000003554
Share Code : IMP

In compliance with rule 3.72 to 3.75 of the JSE Listings Requirements, the following should be noted:

Director:	D H Brown
Date of transaction:	28 August 2002
Offer price per share:	R595,00
Number of shares:	250
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction:	Sale of R146,00 options beneficially held by the director

Date: 03/09/2002 01:10:00 PM Produced by the JSE SENS Department

Impala Platinum Holdings Limited - Dealing In Securities By A Directo

28/08/2002 - 20:09:59

Registration No. 1957/001979/06
ISIN: ZAE000003554
SHARE CODE: IMP

DEALING IN SECURITIES BY A DIRECTOR

In compliance with rule 3.72 and 3.75 of the JSE Listing Requirements, the following information is disclosed:

Director:	CE Markus
Date of transaction:	23 August 2002
Offer price per share:	R565,00
Number of shares:	50
Offer price per share:	R565,00
Number of shares:	375
Offer price per share:	R565,00
Number of shares:	850
Class of securities:	Ordinary par value shares of 20 cents each
Nature of transaction:	Sale of shares beneficially held by the
Director	

Date of transaction:	23 August 2002
Offer price per option:	R52,50
Number of options:	400
Offer price per option:	R146,00
Number of options:	1000
Offer price per option:	R57,50
Number of options:	7175
Class of securities:	Options
Nature of transaction:	Purchase of options held by the Director

Issued by:
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

52

###19/03/2002 - Impala Platinum Holdings Limited –

Dealing In Securities By A Director

19/03/2002 - 20:07:15

Impala Platinum Holdings Limited
(ISIN: ZAE000003554)
(Share code: IMP)

In compliance with rule 3.72 to 3.75 of the JSE Listing Requirements, the following information is disclosed:

Director:	D H Brown
Date of transaction:	19 March 2002
Offer price per share:	R660,00
Number of shares:	1 175
Class of securities:	Ordinary 20 cents par value
Nature of transaction:	Exercise and Sale of R200,00 options beneficially held by the Director

Issued by:
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited
Date: 19/03/2002 04:13:00 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS Feed

###15/03/2002 - Impala Platinum Holdings Limited - Dealing In Securities By A Directo

15/03/2002 - 20:08:15

ISIN: ZAE000003554
Share code: IMP

In compliance with rule 3.72 to 3.75 of the JSE Listing Requirements, the following information is disclosed:

Director:	C E Markus
Date of transaction:	14 March 2002
Offer price per share:	R674,00
Number of shares:	264
Class of securities:	Ordinary no par value
Nature of transaction:	Sale of shares beneficially held by the Director
	Date of transaction: 14 March 2002
Offer price per option:	R507,00

Number of options:	50
Class of securities:	Purchased options
Nature of transaction:	Purchase of options beneficially held by the Director
Date of transaction:	14 March 2002
Offer price per share:	R674,00
Number of shares:	550
Class of securities:	Ordinary no par value
Nature of transaction:	Sale of shares beneficially held by the Director
Date of transaction:	14 March 2002
Offer price per option:	R200,00
Number of options:	1250
Class of securities:	Purchased options
Nature of transaction:	Purchase of options beneficially held by the Director

Issued by:
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

###03/01/2002 - Impala Platinum Holdings Limited - Dealing In Securities By A Directo

03/01/2002 - 20:08:03

ISIN: ZAE000003554
Share code: IMP

In compliance with rule 3.72 to 3.75 of the JSE Listing Requirements, the following information is disclosed:

Director:	D H Brown
Date of transaction:	21 December 2001
Offer price per share:	R544,00
Number of shares:	1000
Class of securities:	Ordinary no par value
Nature of transaction:	Sale of shares beneficially held by the Director

Issued by:
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

IMPALA PLATINUM HOLDINGS LIMITED

Sponsored Level I ADR Program

Exhibits furnished to the
United States Securities and Exchange Commission
in accordance with Rule 12g3-2(b)(1)(iii) under
the United States Securities Exchange Act of 1934

VOLUME 2

October 17, 2007

EXHIBIT INDEX

Volume 2 of 2

Exhibit 5	Tab #	Other Press Releases
	1	Announcement of presentation at Deutsche Bank South Africa conference on 21-22 June 2007. Date: 20 June 2007
	2	Trading statement. Date: 18 May 2007
	3	Announcement of delisting and cancellation of trading of African Platinum plc ("Afplats") on the UK AIM Market. Date: 14 May 2007
	4	Announcement of Court sanctioning of scheme of arrangement by which the Company will acquire Afplats. Date: 10 May 2007
	5	Update regarding scheme of arrangement by which the Company will acquire Afplats. Date: 25 April 2007
	6	Announcement regarding the finalisation of the empowerment transaction between the Company and the Royal Bafokend Nation. Date: 18 April 2007
	7	Announcement of results of Court Meeting and Extraordinary General Meeting approving the scheme of arrangement by which the Company will acquire Afplats. Date: 16 April 2007
	8	Announcement providing an update of the scheme of arrangement with respect to the acquisition of Afplats. Date: 30 March 2007
	9	Announcement regarding the scheme of arrangement with respect to Afplats. Date: 16 March 2007
	10	Announcement regarding the fulfillment of conditions precedent to empowerment transaction with the Royal Bafokeng Nation and finalisation of fair market value of RBN royalty. Date: 6 March 2007
	11	Announcement regarding effective date relating to empowerment transactions with Royal Bafokeng Nation. Date: 1 March 2007
	12	Recommended cash offer by the Company for Afplats. Date: 16 February 2007

13	Announcement regarding work stoppage at Company's operations in North West Province. Date: 16 February 2007
14	Announcement of financial results for the six months ended 31 December 2006. Date: 15 February 2007
15	Announcement of possible cash offer for African Platinum Plc. Date: 14 February 2007
16	Trading Statement providing earnings guidance for half year ended 31 December 2006. Date: 30 January 2007
17	Announcement regarding Memorandum of Understanding from the National Union of Mineworkers. Date: 24 January 2007
18	Announcement regarding approval of low capital cost expansion at Mimosa Platinum Mine. Date: 9 January 2007
19	Announcement regarding finalisation of empowerment transaction with Royal Bafokeng Nation and its subsidiaries. Date: 15 December 2006
20	Announcement regarding progress with conversion rights. Date: 13 December 2006
21	Announcement regarding signing of strategic partnership agreement with African Platinum Plc. Date: 11 December 2006
22	Announcement regarding results of General Meeting. Date: 29 November 2006
23	Announcement regarding results of Annual General Meeting, held 12 October 2006, and subdivision of shares. Date 12 October 2006
24	Announcement of extension of special mining lease. Date: 29 September 2006
25	Announcement regarding a revised black economic empowerment transaction. Date: 28 September 2006
26	Announcement of financial results for the year ended 30 June 2006. Date: 25 August 2006
27	Trading statement regarding anticipated financial results for the year ended 30 June 2006. Date: 11 August 2006

28	Announcement regarding signing of agreement with Mmakau Mining relating to acquisition of stake in Marula Platinum Mine. Date: 5 July 2006
29	Announcement of results of general meeting held 4 July 2006. Date: 4 July 2006
30	Production update. Date: 14 June 2006
31	Joint announcement of the signing of agreements relating to the acquisition of a stake in Marula Platinum Mine (Pty) Ltd. date: 7 June 2006
32	Announcement regarding empowerment agreement and new expansion project. Date: 31 May 2006
33	Announcement regarding proposed black economic empowerment transaction. Date: 22 May 2006
34	Announcement of the entering into of an option agreement with regards to propsective Ambodilafa project in Madagascar. Date: 6 April 2006
35	Announcement regarding discussions with Zimbabwean government on 15 March 2006. Date: 17 March 2006
36	Announcement of smelter expansion project. Date: 16 March 2006
37	Announcement confirming receipt of cabinet-approved draft proposal relating to ownership of Zimbabwean platinum industry. Date: 6 March 2006
38	Announcement of financial resuls for the six months ended 31 December 2005. Date: 16 February 2006
39	Trading statement providing earnings guidance for half year ended 31 December 2005. Date: 20 January 2006
40	Announcement regarding signing of Memorandum of Understanding with respect to propose empowerment transaction that will result in Royual Bafokeng Resources Holdings (Pty) Ltd gaining a stake of approximately 9% in the Company. Date: 14 December 2005
41	Announcement regarding proposed black economic empowerment transaction. Date: 4 December 2005

42	Announcement regarding withdrawal from Ambatovy project. Date: 1 December 2005
43	Cautionary announcement pertaining to Black Economic Empowerment Transaction. Date: 25 November 2005
44	Announcement of approval of low capital cost expansion at Mimosa Platinum Mine. Date: 21 September 2005
45	Announcment of financial results for the year ended 30 June 2005. Date: 26 August 2005
46	Announcement of settlement with National Union of Mineworks and United Associations of South Africa. Date: 11 August 2005
47	Announcement of Sumitomo Corporation's acquisition of 25% interest in the Ambatovy Nickel Project in Madagascar. Date: 11 August 2005
48	Response to statements in the media attributed to the National Union of Mineworkers. Date: 21 July 2005
49	Announcement of expansion of underground mining operations at Zimplats. Date: 20 June 2005
50	Announcement regarding proceeding with Two Rivers Platinum project. Date: 7 June 2005
51	Response to statements by the Movement for Democratic Change of Zimbabwe. Date: 5 June 2005
52	Announcement of new bonus plan to replace share incentive scheme. Date: 16 May 2005
53	Announcement of execution of agreement with Dynatec to participate in Ambatovy Nickel Project in Madagascar. Date: 26 April 2005
54	Announcement of financial results for six months ended 31 December 2004. Date: 17 February 2005
55	Financial update – strike action in October 2004. Date: 15 November 2004

56	Announcement regarding general meeting held on 5 November 2004. Date: 5 November 2004
57	Announcement regarding discussions with the Governor of the Reserve Bank of Zimbabwe in respect of changes in monetary policy. Date: 29 October 2004
58	Announcement regarding resumption of operations following the reaching of a settlement with the National Union of Mineworkers. Date: 12 October 2004
59	Announcement of discussions with the National Union of Mineworkers. Date: 8 October 2004
60	Announcement regarding receipt of draft proposed regulations relating to the indigenization of the Zimbabwean platinum industry. Date: 7 October 2004
61	Joint announcement by the Company and the National Union of Mineworkers. Date: 5 October 2004
62	Announcement providing update on wage discussions with the National Union of Mineworkers. Date: 1 October 2004
63	Announcement regarding discussions with the National Union of Mineworkers. Date: 30 September 2004
64	Announcement of completion of sale of stake in Western Platinum Limited and Eastern Platinum Limited, collectively known as Lonplats. Date: 30 September 2004
65	Announcement of continuation of discussions with the National Union of Mineworkers. Date: 29 September 2004
66	Announcement regarding signature of legal agreements regarding the sale of the 27.1% stake in Lonplats. Date: 6 September 2004
67	Announcement of sale of stake in Lonplats nearing finalisation. Date: 6 September 2004
68	Announcement regarding increase in platinum production. Date: 27 August 2004.
69	Announcement of return to work of employees of Horlock Mining to Ngezi open pit mine. Date: 30 June 2004

70 Joint announcement by the Company and the National Union of Mineworkers. Date: 28 June 2004

71 Announcement of industrial action at Impala Platinum, Rustenburg. Date: 25 June 2004

72 Announcement of further progress on sale of 27.1% stake in Western Platinum Limited and Eastern Platinum Limited. Date: 15 June 2004

73 Announcement of "go slow" at Ngezi opencast operations; temporary suspension of operations to protect equipment. Date: 8 June 2004

74 Cautionary announcement regarding 27.1% stake in Western Platinum Limited and Eastern Platinum Limited. Date: 12 May 2004

75 Announcement of significant progress on sale of 27.1% stake in each of Western Platinum Limited and Eastern Platinum Limited. Date: 12 May 2004

76 Announcement of further progress in sale of 83.2% stake in Barplats Holdings Limited. Date: 21 April 2004

77 Announcement of US$53 million platinum beneficiation partnership. Date: 7 April 2004

78 Cautionary announcement regarding 27.1% stake in Western Platinum Limited and Eastern Platinum Limited. Date: 5 March 2004

79 Announcement of production rise for first half of fiscal year 2004. Date: 12 February 2004

80 Announcement of 2-for-1 split of American Depositary Receipts (ADRs). Date: 5 February 2004

81 Cautionary announcement regarding 27.1% stake in Western Platinum Limited and Eastern Platinum Limited. Date: 12 December 2003

82 Trading statement and cautionary announcement. Date: 2 December 2003

83	Announcement regarding suspension of mining operations at Crocodile River mine. Date: 24 November 2003
84	Cautionary announcement regarding potential disposal of 27.1% stake in Western Platinum Limited and Eastern Platinum Limited. Date: 31 October 2003
85	Announcement of settlement with the National Union of Mineworkers. Date: 31 October 2003
86	Cautionary announcement regarding potential disposal of 27.1% stake in Western Platinum Limited and Eastern Platinum Limited. Date: 18 September 2003
87	Announcement regarding signing of non-binding Memorandum of Understanding for sale of 27.1% holding in Western Platinum Limited and Eastern Platinum Limited. Date: 18 September 2003
88	Announcement regarding results of offer to acquire shares in Zimbabwe Platinum Mines Limited. Date: 15 September 2003
89	Announcement of financial results for the year ended 30 June 2003. Date: 28 August 2003
90	Annoucement of reaffirmation of cash offer to the minority shareholders of Aimbabwe Platinum Mines Limited (Zimplats). Date: 21 August 2003
91	Announcement of Zimplats's independent directors recommending shareholders accept Implats' offer. Date: 30 July 2003
92	Announcement of the Company's intention to acquire ABSA Bank's 14.82% indirect interest in the shares of Zimplats. Date: 30 June 2003
93	Announcement of intention to make offer to acquire shares in Zimbabwe Platinum Mines Limited. Date: 30 June 2003
94	Announcement of opening of Rand 65 million Sulfacid plant. Date: 12 June 2003
95	Announcement of welcoming of ex-Gencor shareholders as shareholders of the Company. Date: 10 June 2003
96	Announcement regarding listing on FTSE/JSE Africa. Date: 12 May 2003

97	Announcement of end of work stoppage, effective 30 March 2003. Date: 31 March 2003
98	Announcement regarding work stoppage. Date: 28 March 2003
99	Announcement regarding proposed Mineral and Petroleum Royalty Bill. Date: 27 March 2003
100	Announcement regarding work stoppage. Date: 25 March 2003
101	Announcement regarding work stoppage. Date: 21 March 2003
102	Announcement regarding work stoppage. Date: 18 March 2003
103	Annnouncement regarding work stoppage. Date: 17 March 2003
104	Announcement of interim financial results for the six months ended 31 December 2002. Date: 12 March 2003
105	Announcement of interim financial results for Barplats Investment Holdings Limited (Barplats) for the six months ended 31 December 2002. Date: 12 February 2003
106	Announcement regarding acquisition of rights to 25% stake in Two Rivers Platinum Limited. Date: 17 January 2003
107	Announcement of dispute with the National Union of Mine Workers regarding funeral benefits. Date: 9 January 2003
108	Announcement of initiation of a sponsored Level I American Depositary Receipt (ADR) programme. Date: 7 January 2003

Exhibi 5

1

IMP - Implats - Implats At Deutsche Bank's South Africa Conference (London)

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code : IMP
LSE Share Code : IPLA
ADR Code : IMPUY
("Implats" or "the Company")

IMPLATS AT DEUTSCHE BANK'S SOUTH AFRICA CONFERENCE (LONDON)

Impala Platinum Holdings Limited (Implats) announces that the presentation to be given at the Deutsche Bank South Africa conference in London from the 21st to 22nd June 2007 and which includes an update of the planned capital expenditure programme for the next five years is available on its website at www.implats.co.za.

20 June 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited
Date: 20/06/2007 10:00:01 Produced by the JSE SENS Department.

IMP - Implats - Trading Statement
Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code : IMP
LSE Share Code : IPLA
ADR Code : IMPUY
("Implats" or "the Company")

2

TRADING STATEMENT

As Implats June year end approaches, the Company has reviewed the band within which its profits for the year will likely fall and it has become clear that they are not in line with consensus expectations. Shareholders are advised that Implats' headline earnings per share for the full year ending 30 June 2007 are expected to be 55% - 75% higher than that of the last financial year. This includes the BEE compensation charge of approximately R1.9 billion (excluding this charge the normalised headline earnings are anticipated to be 100% - 120% higher). Basic earnings per share will be between 40% - 60% higher than the last financial year. In addition, back-ended rhodium deliveries from suppliers resulted in short-term capacity being exceeded which resulted in a lockup. This metal will be released during the course of the next financial year.

The financial information on which this trading statement is based has not been reviewed or reported on by the company's auditors. The audited financial results will be published on 30 August 2007.

18 May 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited
Date: 18/05/2007 15:30:01 Produced by the JSE SENS Department.

IMP - Implats - African Platinum Plc - Scheme of Arrangement Update

3

Impala Platinum Holdings Limited
("Implats")
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code: IMPUY
FOR IMMEDIATE RELEASE

Not for release, publication or distribution, in whole or in part, in or into Canada, Australia or Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Further to the announcement published on SENS on 10 May 2007, shareholders are advised herewith of the announcement made by African Platinum plc ("Afplats") in respect of the delisting of Afplats.

Enquiries to:
Implats
David Brown Tel. +27 11 731 9042
Brenda Berlin Tel. +27 11 731 9023
Morgan Stanley & Co Limited (joint financial adviser to Implats)
Beth Mandel (SA) Tel. +27 11 507 0800
Peter Bacchus (UK) Tel. +44 207 425 8000
Laurence Hopkins (UK) Tel. +44 207 425 8000
Sansara Financial Services (Pty) Limited (joint financial adviser to Implats)
Sean Chilvers Tel. +27 11 718 2307
African Platinum plc - Scheme of Arrangement
African Platinum plc
14 May 2007
AFRICAN PLATINUM PLC

For immediate release
14 May 2007

Recommended Cash Acquisition of African Platinum plc by Impala Platinum Holdings Limited
Cancellation of trading of securities on AIM

On 10 May 2007 African Platinum plc (the "Company") announced that, at a hearing held on 10 May 2007, the Court sanctioned the Scheme of Arrangement by which the recommended acquisition of the Company by Impala Platinum Holdings Limited is to be effected and confirmed the associated reduction of capital.

The Company is pleased to announce that the Court Order has been delivered to and registered with the Registrar of Companies today and that, accordingly, the Scheme

has become effective. At the request of the Company, the London Stock Exchange has cancelled trading in the Afplats Shares from the Alternative Investment Market of the London Stock Exchange with effect from 7.00 a.m. today.

In addition, the Company announces that David Hugh Brown and Dawn Earp will be appointed as directors of African Platinum plc.

Terms defined in the Scheme Document have the same meanings in this announcement.

Enquiries:

African Platinum plc
Roy Pitchford Tel. +44 207 389 0500
Russell Lamming Tel. +27 11 467 1858
Website: www.afplats.com

JPMorgan Cazenove Limited (sole financial adviser and corporate broker to the Company)

Ian Hannam Tel. +44 207 588 2828
Patrick Magee Tel. +44 207 588 2828
Adam Brett Tel. +44 207 588 2828

JPMorgan Cazenove Limited, which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting as financial adviser and broker to the Company in relation to the Proposals and no one else in connection with the Proposals and will not be responsible to anyone other than the Company for providing the protections afforded to clients of JPMorgan Cazenove Limited nor for providing advice in relation to the Proposals or any other matter or arrangement referred to in this announcement.

The Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

The distribution of this announcement in jurisdictions other than theUnited Kingdom may be restricted by law and therefore any persons who aresubject to the law of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Notice to shareholders of the Company in the United States: the Proposals relate to the shares of a company incorporated in England and Wales and are proposed to be implemented by means of a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not

subject to the tender offer rules under the United States Securities Act of 1933, as amended. Accordingly, the Proposals are subject to the disclosure requirements and practices applicable in England and Wales to schemes of arrangement which differ from the disclosure requirements of the tender offer rules under the United States Securities Act of 1933, as amended. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to the financial statements of companies in the United States.

-end-

Date: 14/05/2007 15:08:01 Produced by the JSE SENS Department.




IMPLATS
Distinctly Platinum

Press releases

African Platinum plc – Scheme of Arrangement

10 May 2007

Impala Platinum Holdings Limited
("Implats")
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code: IMPUY

Not for release, publication or distribution, in whole or in part, in or into Canada, Australia or Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Further to the announcement published on SENS on 25 April 2007, shareholders are advised herewith of the announcement made by African Platinum plc ("Afplats") in respect of the sanctioning by the Court of the Scheme of Arrangement.

Enquiries to:

Implats
David Brown Tel. +27 11 731 9042
Brenda Berlin Tel. +27 11 731 9023

Morgan Stanley & Co Limited (joint financial adviser to Implats)
Beth Mandel (SA) Tel. +27 11 507 0800
Peter Bacchus (UK) Tel. +44 207 425 8000
Laurence Hopkins (UK) Tel. +44 207 425 8000

Sansara Financial Services (Pty) Limited (joint financial adviser to Implats)
Sean Chilvers Tel. +27 11 718 2307

Recommended Cash Acquisition of African Platinum plc by Impala Platinum Holdings Limited

Scheme of Arrangement Update

African Platinum plc (the "Company") announces that, at a hearing held earlier today, the Court sanctioned the Scheme of Arrangement by which the recommended acquisition of the Company by Impala Platinum Holdings Limited is to be effected and confirmed the associated reduction of capital.

It is expected that the Court Order will be delivered to and registered with the Registrar of Companies, and the Scheme will become effective, on 14 May 2007.

The last day of dealings in Afplats Shares will be 11 May 2007. The Company will request that the trading in the Afplats Shares on AIM be cancelled with effect from 7:30am on 14 May 2007.

It is expected that the consideration payable to the Company's former Shareholders will be despatched by 28 May 2007.

Terms used in this announcement have the same meanings as set out in the Scheme Document dated 16 March 2007.

Enquiries:

African Platinum plc
Roy Pitchford Tel. +44 207 389 0500
Russell Lamming Tel. +27 11 467 1858

Website: www.afplats.com

JP Morgan Cazenove Limited (sole financial adviser and corporate broker to the Company)
Ian Hannam Tel. +44 207 588 2828
Patrick Magee Tel. +44 207 588 2828
Adam Brett Tel. +44 207 588 2828

JPMorgan Cazenove Limited, which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting as financial adviser and broker to the Company in relation to the Proposals and no one else in connection with the Proposals and will not be responsible to anyone other than the Company for providing the protections afforded to clients of JPMorgan Cazenove Limited nor for providing advice in relation to the Proposals or any other matter or arrangement referred to in this announcement.

The Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

...back to press releases


IMPLATS
Distinctly Platinum



Press releases

African Platinum plc — Scheme of Arrangement

25 April 2007

Impala Platinum Holdings Limited
("Implats")
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code: IMPUY

Not for release, publication or distribution, in whole or in part, in or into Canada, Australia or Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Further to the announcement published on SENS on 16 April 2007, shareholders are herewith advised of the announcement made by African Platinum plc ("Afplats") in respect of a revised timetable of the Implats recommended cash offer by way of a Scheme of Arrangement.

Enquiries to:

Implats

David Brown
Tel. +27 11 731 9042

Brenda Berlin
Tel. +27 11 731 9023

Morgan Stanley & Co Limited (joint financial adviser to Implats)

Beth Mandel (SA)
Tel. +27 11 507 0800

Peter Bacchus (UK)
Tel. +44 207 425 8000

Laurence Hopkins (UK)
Tel. +44 207 425 8000

Sansara Financial Services (Pty) Limited (joint financial adviser to Implats)

Sean Chilvers
Tel. +27 11 718 2307

African Platinum plc — Scheme of Arrangement

Recommended Cash Acquisition of African Platinum plc (the "Company") by Impala Platinum Holdings Limited

Scheme of Arrangement Update

On 16 February 2007, Impala Platinum Holdings Limited ("Implats") announced that, pursuant to Rule 2.5 of the City Code on Takeovers and Mergers (the "Code"), it had agreed to the terms of a recommended cash offer (the "Offer") for the entire issued and to be issued share capital of the Company (the "Rule 2.5 Announcement"). Implats and the Company agreed, with the consent of the Panel on Takeovers and Mergers, that the Offer would be implemented by way of a scheme of arrangement under section 425 of the Companies Act 1985 (the "Scheme"). On 16 March 2007, a scheme document in relation to the Scheme (the "Scheme Document") was posted to the Scheme Shareholders.

On 16 April 2007, the Scheme was approved at the Court Meeting by a majority in number of the Scheme Shareholders present and voting (in person or by proxy) representing more than three-fourths in value of the Scheme Shares present and voting (in person or by proxy). Further, at an Extraordinary General Meeting held immediately after the conclusion of the Court Meeting, Afplats Shareholders approved the special resolution necessary to implement the Scheme.

The Company is pleased to announce that, having obtained the agreement of the Court, the timetable of the Scheme has been revised and that a letter in relation to the revised timetable is being posted today to Afplats Shareholders and participants in the Afplats Share Option Scheme and the holders of Warrants.

The revised timing of events is as follows:

10 May 2007 — Court Hearing
14 May 2007 — Effective Date of the Scheme
14 May 2007 — De-listing of Afplats Shares
28 May 2007 — Latest date for despatch of cheques or for settlement through CREST

All Scheme Shareholders have the right to attend the Court Hearing to sanction the Scheme.

Terms defined in the Scheme Document have the same meanings in this announcement.

Copies of the Scheme Document and subsequent letter to shareholder are available for inspection during normal business hours on any business day at the offices of Simmons & Simmons at CityPoint, One Ropemaker Street, London, EC2Y 9SS up to and including (i)

the Effective Date or (ii) the date that the Scheme lapses or is withdrawn, whichever of (i) and (ii) is the earlier. Copies of the Scheme Document are also available for inspection at the Financial Services Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS.

Enquiries:

African Platinum plc

Roy Pitchford
Tel. +44 207 389 0500

Russell Lamming
Tel. +27 11 467 1858

Website: www.afplats.com

JPMorgan Cazenove Limited (sole financial adviser and corporate broker to the Company)

Ian Hannam
Tel. +44 207 588 2828

Patrick Magee
Tel. +44 207 588 2828

Adam Brett
Tel. +44 207 588 2828

JPMorgan Cazenove Limited, which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting as financial adviser and broker to the Company in relation to the Proposals and no one else in connection with the Proposals and will not be responsible to anyone other than the Company for providing the protections afforded to clients of JPMorgan Cazenove Limited nor for providing advice in relation to the Proposals or any other matter or arrangement referred to in this announcement.

The Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the

same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

The availability of the Scheme Document to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements of those jurisdictions.

Notice to shareholders of the Company in the United States: the Proposals relate to the shares of a company incorporated in England and Wales and are proposed to be implemented by means of a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the United States Securities Act of 1933, as amended. Accordingly, the Proposals are subject to the disclosure requirements and practices applicable in England and Wales to schemes of arrangement which differ from the disclosure requirements of the tender offer rules under the United States Securities Act of 1933, as amended. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to the financial statements of companies in the United States.

...back to press releases

IMP - Implats - Joint Announcement Regarding The Finalisation Of The Empowerment Transaction Between Implats And The Royal Bafokeng Nation

6

Impala Platinum Holdings Limited
(Incorporated in the Republic of Soth Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code : IMP
LSE Share Code: IPLA
ADR Code : IMPUY
("Implats" or "the Company")

Royal Bafokeng Nation ("RBN")
Royal Bafokeng Holdings (Pty) Limited ("RBH")
(Incorporated in the Republic of South Africa)
(Registration number 2006/006906/07)

JOINT ANNOUNCEMENT REGARDING THE FINALISATION OF THE EMPOWERMENT TRANSACTION BETWEEN IMPLATS AND THE ROYAL BAFOKENG NATION

Shareholders are advised that the transaction between inter alia Implats, the RBN and RBH and certain of its subsidiaries (the "RBN Group") in terms of which:

- Implats pre-paid all royalties due and payable to the RBN for the 31-year period from 1 July 2007 in an amount of R12 483 million; and

- the RBN Group subscribed for 75 115 204 Implats shares for an aggregate amount of R12 483 million, was approved by Implats shareholders in a general meeting held today.

75,112,200 new Implats shares were issued to the RBN Group on 6 March 2007. An additional 4 new Implats shares will be issued for an aggregate cash consideration of R1 898 million to the RBN Group on 25 April 2007.

Johannesburg
18 April 2007

Financial adviser and transaction sponsor to Implats
Morgan Stanley South Africa (Pty) Limited

Legal and tax adviser to Implats
Deneys Reitz

Reporting accountants to Implats
PricewaterhouseCoopers Advisory Services (Pty) Limited

Corporate Tax Advisor to Implats
Dianne Dobson

Sponsor to Implats
Deutsche Securities (SA) (Pty) Limited

Legal adviser to RBH
Bell Dewar Hall

Morgan Stanley South Africa (Pty) Limited has acted for Impala Platinum Holdings Limited and no one else in relation to this transaction and will not be resposible for providing the protections afforded to its clients to any other person.

Date: 18/04/2007 13:29:46 Produced by the JSE SENS Department.

IMP - Implats - Result of Court Meeting and Extraordinary General Meeting

Impala Platinum Holdings Limited
("Implats")
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code: IMPUY

Not for release, publication or distribution, in whole or in part, in or into Canada, Australia or Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Further to the announcement published on SENS on 16 February 2007, shareholders are advised herewith of the announcement made by African Platinum plc ("Afplats") in respect of the implementation of the Implats recommended cash offer by way of a Scheme of Arrangement document.

Enquiries to:

Implats

David Brown
Tel. +27 11 731 9042

Brenda Berlin
Tel. +27 11 731 9023

Morgan Stanley & Co Limited (joint financial adviser to Implats)

Beth Mandel (SA) Tel. +27 11 507 0800
Peter Bacchus (UK)
Tel. +44 207 425 8000
Laurence Hopkins (UK) Tel. +44 207 425 8000

Sansara Financial Services (Pty) Limited (joint financial adviser to Implats)

Sean Chilvers
Tel. +27 11 718 2307

African Platinum plc - Scheme of Arrangement

African Platinum plc

16 April 2007

Recommended Cash Acquisition of African Platinum plc (the "Company") by Impala Platinum Holdings Limited

Result of Court Meeting and Extraordinary General Meeting

On 16 February 16, 2007, Impala Platinum Holdings Limnited ("Implats") announced that, pursuant to Rule 2.5 of the City Code on Takeovers and Mergers (the "Code"), it had agreed to the terms of a recommended cash offer (the "Offer") for the entire issued and to be issued share capital of the Company (the "Rule 2.5 Announcement"). Implats and the Company agreed, with the consent of the Panel on Takeovers and Mergers, that the Offer would be implemented by way of a scheme of arrangement under section 425 of the Companies Act 1985 (the "Scheme"). On 16 March 2007, a scheme document in relation to the Scheme (the "Scheme Document") was posted to the Scheme Shareholders.

Following the Court Meeting and Extraordinary General Meeting held earlier today in connection with the Scheme, the Company is pleased to announce that:

- at the Court Meeting the Scheme was approved by a majority in number of the Scheme Shareholders present and voting (in person or by proxy) representing more than three-fourths in value of the Scheme Shares present and voting (in person or by proxy). Of those votes cast, 137,141,900 voted to approve the Scheme, with 10,500 against; and

- at an Extraordinary General meeting of Afplats Shareholders, which followed immediately after the conclusion of the Court Meeting, Afplats Shareholders approved the special resolution necessary to implement the Scheme. Of thosevotes cast, 162,081,449 voted in favour of the resolution and 20,500 voted against.

The timing of events as set out in the Scheme Document is as follows:

16 April 2007 - Court Meeting and EGM
05 June 2007 - Court Hearing
07 June 2007 – Effective Date of the Scheme
07 June 2007 - De-listing of Afplats Shares
21 June 2007 - Latest date for despatch of cheques or for settlement through CREST

The Company intends to apply to the Court for an order that the Court Heating can (subject to the agreement of the Court) be held at a date earlier than indicated above. If the expected date of the Court Hearing is changed, the Company will give two weeks written notice of the change to Scheme Shareholders. All Scheme Shareholders have the right to attend the Court Hearing to sanction the Scheme.

Terms defined in the Scheme Document have the same meanings in this announcement.

Copies of the resolutions passed at each of the Court Meeting and the Extraordinary General Meeting shall be submitted to the Financial ServicesAuthority today and will be available for inspection at the Financial Services Authority's Document Viewing Facility from tomorrow, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS.

Enquiries

African Platinum plc

Roy Pitchford Tel. +44 207 389 0500
Russell Lamming Tel. +27 11 467 1858

Website: www.afplats.com

JPMorgan Cazenove Limited (sole financial adviser and corporate broker to the Company)

Ian Hannam Tel. +44 207 588 2828
Patrick Magee Tel. +44 2-7 588 2828
Adam Brett Tel. +44 207 588 2828

JPMorgan Cazenove Limited, which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting as financial adviser and broker to the Company in relation to the Proposals and no one else in connection with the Proposals and will not be responsible to anyone other than the Company for providing the protections afforded to clients of JPMorgan Cazenove Limited nor for providing advice in relation to the Proposals or any other matter or arrangement referred to in this announcement.

The Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

The availability of the Scheme Document to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements of those jurisdictions.

Notice to shareholders of the Company in the United States: the Proposals relate to the shares of a company incorporated in England and Wales and are proposed to be implemented by means of a *scheme of arrangement provided for under English* company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the United States Securities Act of 1933, as amended. Accordingly, the Proposals are subject to the disclosure requirements and practices applicable in England and Wales to schemes of arrangement which differ from the disclosure requirements of the tender offer rules under the United States Securities Act of 1933, as amended. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to the financial statements of companies in the United States.

-end-

Date: 16/04/2007 15:19:00 Produced by the JSE SENS Department.

IMP - Implats - African Platinum Plc - Scheme of Arrangement update
Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code: IMPUY
("Implats")

8

Not for release, publication or distribution, in whole or in part, in or into Canada, Australia or Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Further to the announcement published on SENS on 16 March 2007, shareholders are advised herewith of an update with respect to the African Platinum plc Scheme of Arrangement.

Enquiries to:

Implats

David Brown Tel. +27 11 731 9042
Brenda Berlin Tel. +27 11 731 9023

Morgan Stanley & Co Limited (joint financial adviser to Implats)

Beth Mandel (SA) Tel. +27 11 507 0800
Peter Bacchus (UK) Tel. +44 207 425 8000
Laurence Hopkins (UK) Tel. +44 207 425 8000

Sansara Financial Services (Pty) Limited (joint financial adviser to Implats)

Sean Chilvers Tel. +27 11 718 2307

African Platinum plc - Scheme of Arrangement

African Platinum plc

30 March 2007

AFRICAN PLATINUM PLC

For immediate release
30 March 2007

African Platinum plc (the "Company") Scheme of Arrangement update

On 16 February 2007, Impala Platinum Holdings Limited ("Implats") announced that, pursuant to Rule 2.5 of the City Code on Takeovers and Mergers (the "Code"), it had

agreed to the terms of a recommended cash offer (the "Offer") for the entire issued and to be issued share capital of the Company (the "Rule 2.5 Announcement"). Implats and the Company agreed, with the consent of the Panel on Takeovers and Mergers, that the Offer would be implemented by way of a scheme of arrangement under section 425 of the Companies Act 1985 (the "Scheme"). On 16 March 2007, a scheme document in relation to the Scheme (the "Scheme Document") was posted to the Scheme Shareholders.

In connection with the Scheme, the Company is pleased to announce that the following conditions to the Scheme have been satisfied or waived: (i) the Competition Tribunal of the Republic of South Africa granting unconditional approval of the Proposals; and (ii) the Office of Fair Trading having indicated in terms satisfactory to Implats that it does not intend in the exercise of its powers under the Enterprise Act 2002 to refer the Scheme, or any aspect of it, to the Competition Commission.

Further, following registration of the relevant prospecting right in the name of Afplats (Pty) Limited and discussions between Implats and the Department of Minerals and Energy of the Republic of South Africa ("DME"), Implats is confident that the required mining right will be granted. Consequently, Implats has confirmed that it has waived the condition that the DME grant to any member of the Wider Afplats Group a mining right in terms of section 23 of the Mineral and Petroleum Resources Development Act No. 28 of 2002 and materially in accordance with the terms of the relevant application for such mining right.

The Scheme remains subject to other conditions set out in the Scheme Document including the approval of the Shareholders of the Company at a Court Meeting and Extraordinary General Meeting of the Company convened for 10:00 a.m. and 10:10 a.m. (or as soon thereafter as the Court Meeting shall have been concluded or adjourned) respectively on 16 April 2007. Both meetings will be held at the offices of Simmons & Simmons at CityPoint, One Ropemaker Street, London, EC2Y 9SS.

The timing of events as set out in the Scheme Document is as follows:

16 April 2007 - Court Meeting and EGM
05 June 2007 - Court Hearing Date
07 June 2007 - Effective Date of the Scheme
07 June 2007 - De-listing of Afplats Shares
21 June 2007 - Latest date for despatch of cheques or for settlement through CREST

The Company intends to apply to the Court for an order that the Court Hearing can (subject to the agreement of the Court) be held at a date earlier than indicated above. If the expected date of the Court Hearing is changed, the Company will give two weeks written notice of the change to Scheme Shareholders.

All Scheme Shareholders have the right to attend the Court Hearing to sanction the Scheme.

Terms defined in the Scheme Document have the same meanings in this announcement.

Copies of the Scheme Document are available for inspection during normal business hours on any business day at the offices of Simmons & Simmons at CityPoint, One Ropemaker Street, London, EC2Y 9SS up to and including (i) the Effective Date or (ii) the date that the Scheme lapses or is withdrawn, whichever of (i) and (ii) is the earlier. Copies of the Scheme Document are also available for inspection at the Financial Services Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS.

Enquiries:
African Platinum plc
Roy Pitchford Tel. +44 207 389 0500
Russell Lamming Tel. +27 11 467 1858
Website: www.afplats.com

JPMorgan Cazenove Limited (sole financial adviser and corporate broker to the Company)
Ian Hannam Tel. +44 207 588 2828
Patrick Magee Tel. +44 207 588 2828
Adam Brett Tel. +44 207 588 2828

JPMorgan Cazenove Limited, which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting as financial adviser and broker to the Company in relation to the Proposals and no one else in connection with the Proposals and will not be responsible to anyone other than the Company for providing the protections afforded to clients of JPMorgan Cazenove Limited nor for providing advice in relation to the Proposals or any other matter or arrangement referred to in this announcement.

This announcement is not intended to and does not constitute an offer or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Proposals or otherwise. Only the Scheme Document contains the full terms and conditions of the Proposals, including details of how to vote in favour of the Scheme. Any acceptance or other responses to the Scheme should be made only on the basis of the information in the Scheme Document. The Company and Implats urge the Scheme Shareholders, participants in the Afplats Share Option Scheme and the holders of Warrants to read the Scheme Document because it contains important information relating to the Proposals.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if

this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

The availability of the Scheme Document to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements of those jurisdictions.

Notice to shareholders of the Company in the United States: the Proposals relate to the shares of a company incorporated in England and Wales and are proposed to be implemented by means of a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the United States Securities Act of 1933, as amended. Accordingly, the Proposals are subject to the disclosure requirements and practices applicable in England and Wales to schemes of arrangement which differ from the disclosure requirements of the tender offer rules under the United States Securities Act of 1933, as amended. Financialinformation included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to the financial statements of companies in the United States.

- end -

Date: 30/03/2007 08:30:50 Produced by the JSE SENS Department.

IMP - Implats - African Platinum Plc - Scheme of Arrangement
Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code: IMPUY
("Implats")

9

Not for release, publication or distribution, in whole or in part, in or into Canada, Australia or Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Further to the announcement published on SENS on 16 February 2007, shareholders are advised herewith of the announcement made by African Platinum plc ("Afplats") in respect of the implementation of the Implats recommended cash offer by way of a Scheme of Arrangement, and the posting of the Afplats Scheme of Arrangement document.

Enquiries to:

Implats

David Brown Tel. +27 11 731 9042
Brenda Berlin Tel. +27 11 731 9023

Morgan Stanley & Co Limited (joint financial adviser to Implats)

Beth Mandel (SA) Tel. +27 11 507 0800
Peter Bacchus (UK) Tel. +44 207 425 8000
Laurence Hopkins (UK) Tel. +44 207 425 8000

Sansara Financial Services (Pty) Limited (joint financial adviser to Implats)

Sean Chilvers Tel. +27 11 718 2307

AFRICAN PLATINUM PLC - SCHEME OF ARRANGEMENT

AFRICAN PLATINUM PLC

16 March 2007

AFRICAN PLATINUM PLC
16 March 2007

African Platinum plc (the "Company")

Scheme Document posted to shareholders

On 16 February 2007, Impala Platinum Holdings Limited ("Implats") announced that, pursuant to Rule 2.5 of the City Code on Takeovers and Mergers (the "Code"), it had agreed to the terms of a recommended cash offer (the "Offer") for the entire issued and to be issued share capital of the Company (the "Rule 2.5 Announcement"). Under the further terms of the Offer set out in the Rule 2.5 Announcement, Implats reserved the right to implement the Offer by way of a scheme of arrangement under section 425 of the Companies Act 1985 (the "Scheme"), subject to obtaining the agreement of the Company and the consent of the Panel on Takeovers and Mergers (the "Panel").

Following agreement between Implats and the Company to implement the Offer by way of the Scheme and receipt of the consent of the Panel to do so, the Company announces that a scheme document in relation to the Scheme (the "Scheme Document") is being posted to the Scheme Shareholders today. The Scheme is conditional upon, among other things, the Department of Minerals and Energy of the Republic of South Africa granting to any member of the Wider Afplats Group a mining right in terms of section 23 of the Mineral and Petroleum Resources Development Act No. 28 of 2002 and materially in accordance with the terms of the relevant application for such mining right. An application for a New Order Mining Permit was submitted to the Department of Minerals and Energy of the Republic of South Africa in February 2006. Since the date of the Rule 2.5 Announcement, discussions have taken place between the Company and the Pretoria office of the Department of Minerals and Energy about the processing of the application of the New Order Mining Permit. Whilst there is no certainty as to timing, the directors of the Company believe that the New Order Mining Permit should be granted within two months of the date hereof.

The Court Meeting and Extraordinary General Meeting in relation to the Scheme have been convened for 10:00 a.m. and 10:10 a.m. (or as soon thereafter as the Court Meeting shall have been concluded or adjourned) respectively on 16 April 2007. Both meetings will be held at the offices of Simmons & Simmons at CityPoint, One Ropemaker Street, London, EC2Y 9SS. A full description of the expected timetable of principal events, the terms and conditions of the Scheme and the action to be taken by Scheme Shareholders are set out in the Scheme Document. As described in the Scheme Document, the Scheme will require the approval of Scheme Shareholders at the Court Meeting, the passing of a resolution by Scheme Shareholders at the Extraordinary General Meeting and the sanction of the Scheme by the Court.

Copies of the Scheme Document are available for inspection during normal business hours on any business day at the offices of Simmons & Simmons at CityPoint, One Ropemaker Street, London, EC2Y 9SS up to and including (i) the Effective Date or (ii) the date that the Scheme lapses or is withdrawn, whichever of (i) and (ii) is the earlier. Copies of the Scheme Document have also been submitted to the Financial Services Authority and the London Stock Exchange and will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf

London E14 5HS.

Application will be made for the Ordinary Shares to be suspended from trading on the Alternative Investment Market of the London Stock Exchange ("AIM") with effect from 7.30 a.m. on the Effective Date. Application will also be made for the Ordinary Shares to cease to be admitted to trading on AIM from the same date. It is expected that the Effective Date of the Scheme will be 7 June 2007. This date is indicative only and will depend, inter alia, on the date upon which the Court sanctions the Scheme and the reduction of capital involved therein.

The Company hopes that the Conditions to the Scheme can be satisfied or (if capable of waiver) waived so that the Court Hearing to sanction the Scheme and the reduction of capital involved therein can (subject to the agreement of the Court) be held at an earlier date. If the expected date of the Court Hearing is changed, the Company will give two weeks written notice of such change to Scheme Shareholders.

Terms defined in the Scheme Document have the same meanings in this announcement.

Enquiries

African Platinum plc

Roy Pitchford Tel. +44 207 389 0500
Russell Lamming Tel. +27 11 467 1858
Website: www.afplats.com

JPMorgan Cazenove Limited (sole financial adviser and corporate broker to the Company)

Ian Hannam Tel. +44 207 588 2828
Patrick Magee Tel. +44 207 588 2828
Adam Brett Tel. +44 207 588 2828

JPMorgan Cazenove Limited, which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting as financial adviser and broker to Afplats in relation to the Proposals and no one else in connection with the Proposals and will not be responsible to anyone other than Afplats for providing the protections afforded to clients of JPMorgan Cazenove Limited nor for providing advice in relation to the Proposals or any other matter or arrangement referred to in this announcement.

Morgan Stanley & Co. Limited is acting for Implats and no one else in relation to the Proposals and will not be responsible to anyone other than Implats for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Proposals or any other matter or arrangement referred to in this announcement.

Sansara Financial Services (Pty) Ltd is acting for Implats and no one else in relation to the Proposals and will not be responsible to anyone other than Implats for

providing the protections afforded to clients of Sansara Financial Services (Pty) Ltd nor for providing advice in relation to the Proposals or any other matter or arrangement referred to in this announcement.

This announcement is not intended to and does not constitute an offer or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Proposals or otherwise. Only the Scheme Document will contain the full terms and conditions of the Proposals, including details of how to vote in favour of the Scheme. Any acceptance or other responses to the Scheme should be made only on the basis of the information in the Scheme Document. The Company has prepared the Scheme Documentation to be distributed to the Scheme Shareholders and to participants in the Afplats Share Option Scheme and the holders of Warrants. The Company and Implats urge the Scheme Shareholders, participants in the Afplats Share Option Scheme and the holders of Warrants to read the Scheme Document because it will contain important information relating to the Proposals.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement has been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

The availability of the Scheme Document to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements of those jurisdictions.

Notice to shareholders of the Company in the United States: the Proposals relate to the shares of a company incorporated in England and Wales and are proposed to be implemented by means of a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the United States Securities Act of 1933, as amended. Accordingly, the Proposals are subject to the disclosure requirements and practices applicable in England and Wales to schemes of arrangement which differ from the disclosure requirements of the tender offer rules under the United States Securities Act of 1933, as amended. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to the financial statements of companies in the United States.

-end-

Date: 16/03/2007 16:22:54 Produced by the JSE SENS Department.

IMP - Implats - Joint Announcement
Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code : IMP
LSE Share Code : IPLA
ADR Code : IMPUY
("Implats" or "the Company")
Royal Bafokeng Nation
("RBN")
Royal Bafokeng Holdings (Pty) Limited
(Incorporated in the Republic of South Africa)
(Registration number 2006/006906/07)
("RBH")

JOINT ANNOUNCEMENT REGARDING THE FULFILLMENT OF THE CONDITIONS PRECEDENT RELATING TO THE EMPOWERMENT TRANSACTION WITH THE ROYAL BAFOKENG NATION AND THE FINALISATION OF THE FAIR MARKET VALUE OF THE RBN ROYALTY

1. The Royalty Transaction

Shareholders of Implats approved the empowerment transaction with the RBN on 29 November 2006 (the "Royalty Transaction"), conditional on:

- the signature by the Minister of Land Affairs of the Notarial Royalty Payment Agreement; and
- the enactment of the necessary legislation to allow for the tax deductibility, on a life-of-mine basis, of the pre-payment of all royalties due and payable to the RBN for the 31-year period from 1 July 2007 ("Royalties").

The Minister of Land Affairs signed the Notarial Royalty Payment Agreement on 28 February 2007. Based on the Draft Taxation Laws Amendment Bill, 2007, released for comment on 27 February 2007, and representations made by National Treasury, Implats has agreed to waive the second condition precedent.

The Royalty Transaction has therefore become unconditional and will be implemented in accordance with its terms. Accordingly, 75 115 200 new Implats shares will be issued to Royal Bafokeng Impala Investment Holding Company (Pty) Limited ("RBIIH") and Royal Bafokeng Tholo Investment Holding Company (Pty) Limited ("RBTIH") on 6 March 2007 (the "Effective Date"). These shares will rank for the dividend declared by the Company on 15 February 2007, being the interim dividend of 275 cents per Implats share, in respect of the half-year ended 31 December 2006.

2. Fair Market Value

International Financial Reporting Standards require that the Royalties be reflected at fair market value as at the Effective Date ("FMV"). In light of the improved market conditions in the platinum sector, as reflected in the Implats share price, and in order to align the transaction documents and the tax and accounting treatment with the FMV, the parties to the Royalty Transaction have agreed to amend the Royalty Transaction to reflect the FMV of the Royalties at R12 483 million (the "Revised Transaction").

3. The Revised Transaction

3.1 Key terms

The Revised Transaction provides that:

- Impala Platinum Limited ("Impala") will pay an additional amount of approximately R1 898 million, being the difference between the FMV of the Royalties of R12 483 million at the Effective Date and the R10 585 million determined at the time the Royalty Transaction was entered into; and

- The RBN, through RBTIH and RBIIH, will subscribe for four shares in Implats at an aggregate subscription price of R1 898 million (the "Adjustment Shares").

If the Revised Transaction is approved by shareholders of Implats, the RBN group will have subscribed for 75 115 204 Implats shares for an amount of R12 483 million ("the Royalty Payment"). In the event that the Revised Transaction is not approved by Implats shareholders, the Royalty Transaction will remain unaffected and RBTIH and RBIIH will continue to hold 75 115 200 Implats shares, for a subscription amount of R10 585 million.

The Adjustment Shares will be subject to the same terms as the shares issued under the Royalty Transaction, and will be issued five days after the fulfillment of the condition precedent set out in paragraph 3.2 below.

3.2 Condition precedent

The Revised Transaction is subject to approval by the shareholders of Implats by 30 April 2007, or such later date as the Parties may agree in writing.

4. Implats General Meeting

Implats will seek shareholder approval for the specific issue of the Adjustment Shares and the Revised Transaction contemplated in the agreements between the parties. RBH, RBTIH and RBIIH are existing shareholders in Implats and, because they have an interest in the Revised Transaction, will not vote on any resolutions at the general meeting.

5. Effects of the Revised Transaction

5.1 Effects on shareholding

RBH, RBIIH and RBTIH would, in terms of the Royalty Transaction, hold 13.4% of the fully diluted issued ordinary share capital of Implats. If the Revised Transaction is implemented, these parties will still hold 13.4% of the fully diluted issued ordinary share capital of Implats.

5.2 Financial effects of the Revised Transaction

The unaudited pro-forma financial effects of the Revised Transaction for the six months ended 31 December 2006 are set out in the table below to assist Implats' ordinary shareholders to assess the impact of the Revised Transaction on Implats' basic earnings per share, headline earnings per share, fully diluted earnings and headline earnings per share, net asset value per share and tangible net asset value per share, based on the unaudited results for the six months ended 31 December 2006.

These unaudited pro-forma financial effects have been presented for illustrative purposes only and may not give a fair reflection of Implats' financial position nor the effect on future earnings post the implementation of the Revised Transaction. The directors of Implats areresponsible for the preparation of the unaudited pro-forma financial effects.

	Before (1)	After (2)	% change
Basic EPS (cents)	824	482	(42%)
Diluted EPS (cents)	821	481	(41%)
Basic HEPS (cents)	824	482	(42%)
Diluted HEPS (cents)	821	481	(41%)
NAV per share (cents)	3,247	4,813	51%
NTAV per share (cents)	3,235	2,768	(13%)

1. Extracted from the unaudited Implats consolidated interim results for the six months ended 31 December 2006.

2. Earnings and headline earnings per share after the Revised Transaction have been determined on a pro forma basis assuming that the Revised Transaction was implemented on 1 July 2006, as follows:

   - Eliminating the annual royalty charge under the Notarial Mineral Lease between the RBN and Impala amounting to R825,6 million before tax and R586,2 million after tax at 29%;

   - Amortising the Royalty Payment of R12,5 billion using the units of production basis (assuming a straight line charge over 31 years for the purposes of the pro-forma financial effects), amounting to R201,3 million before tax and R143,0 million after tax at 29% for the six month period. For statutory financial statement purposes, this amortisation will commence in financial year 2008, being the first year covered by the Royalty Payment. For purposes of the financial effects, the accounting and tax treatments are considered aligned. If not, deferred tax will be recognized on the difference;

- Charging an amount of R1,8 billion, being the difference between the value of the new ordinary shares issued (R14,3 billion) and the value of the Royalty Payment (R12,5 billion), as a BEE compensation charge;

- Creating an expense of R87;5 million (the present value of the estimated future payments) for the liability relating to the commitment to contribute up to R170 million up to 30 June 2017 to the Bafokeng Impala Development Trust;

- Charging R5,4 million, representing the impact of unwinding the discounted community development liability of R87.5 million noted above;

- Charging R8 million, representing the estimated transaction costs before tax (assumed that these costs will be tax deductible); and

- Issuing 75 115 204 new ordinary shares, increasing the weighted average number of shares in issue during the year to 602,967 million for basic earnings and headline earnings per share and to 604,334 million for diluted earnings and diluted headline earnings per share.

Net asset and tangible net asset value per share after the Revised Transaction have been determined assuming that the Revised Transaction was implemented on 31 December 2006, as follows:

- Raising a royalty asset of R12,5 billion, being the agreed value of the Royalties;

- Raising additional share capital at R14,3 billion, being the issue of 75 115 204 new ordinary shares at a price of R190 per share;

- Charging an amount of R1,8 billion to retained income, being the difference between the value of the new ordinary shares issued (R14,3 billion) and the value of the Royalty Payment (R12,5 billion), as a BEE compensation charge;

- Raising a R87,5 million community development liability relating to the commitment with regards to the Bafokeng Impala Development Trust (present value of estimated future payments) with a corresponding "community development expense" to retained earnings;

- Reducing "cash and equivalents" by R8 million and charging retained earnings with R5,7 million after tax, representing the estimated transaction costs;

- Issuing 75 115 204 new ordinary shares, increasing the total number of ordinary shares in issue to 613,270 million; and

- Treating the royalty asset of R12,5 billion as an intangible asset for the purposes of calculating the tangible net asset value per share.

6. Circular to shareholders

A circular setting out full details of the Revised Transaction, including a notice of general meeting, will be posted to shareholders by the end of March.

Johannesburg
6 March 2007
Financial adviser and transaction sponsor to Implats
Morgan Stanley South Africa (Pty) Limited

Legal and tax adviser to Implats
Deneys Reitz

Reporting accountants to Implats
PricewaterhouseCoopers Advisory Services (Pty) Limited

Corporate Tax Advisor to Implats
Dianne Dobson

Sponsor to Implats
Deutsche Securities (SA) (Pty) Limited
Legal adviser to RBH
Bell Dewar Hall

Date: 06/03/2007 17:00:00 Produced by the JSE SENS Department.

IMP - Implats - Effective Date Relating to the Empowerment Transaction with the Royal Bafokeng Nation

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code : IMPUY
("Implats")
Royal Bafokeng Nation
("RBN")
Royal Bafokeng Holdings (Pty) Limited
(Incorporated in the Republic of South Africa)
(Registration number 2006/006906/07)
("RBH")

EFFECTIVE DATE RELATING TO THE EMPOWERMENT TRANSACTION WITH THE ROYAL BAFOKENG NATION

Shareholders are advised that the Implats Group and the RBN Group have amended the provisions pertaining to the salient dates of the agreement between them relating to the empowerment transaction approved by Implats shareholders on 29 November 2006 (the "Framework Agreement") to allow sufficient time to align the tax and accounting treatment of the empowerment transaction with the fair market value of the "Royalty Amount" payable to the RBN. The Framework Agreement remains conditional, but it is anticipated that the Effective Date will occur not later than 7 March 2007.

Johannesburg
1 March 2007
Financial adviser and transaction sponsor to Implats
Morgan Stanley South Africa (Pty) Limited
Sponsor to Implats
Deutsche Securities (SA) (Pty) Limited
Date: 01/03/2007 09:53:31 Produced by the JSE SENS Department.

Impala Platinum Holdings Limited

FOR IMMEDIATE RELEASE

Not for release, publication or distribution, in whole or in part, in or into Canada, Australia or Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

16 February 2007

Recommended Cash Offer
by
Impala Platinum Holdings Limited
for
African Platinum plc

Summary

- The boards of Impala Platinum Holdings Limited ("Implats") and African Platinum plc ("Afplats") announce that they have agreed the terms of a recommended cash offer for the entire issued and to be issued share capital of Afplats.

- Implats considers the acquisition of Afplats to be an attractive opportunity to acquire one of the largest remaining resources in the Western Limb of the Bushveld Igneous Complex and follows naturally from the strategic partnership agreement entered into with Afplats in December 2006.

- Implats currently intends to implement the Offer by means of a recommended cash offer for Afplats. However, Implats reserves the right, in its sole discretion, to implement the Offer via a Scheme of Arrangement.

- The Offer values each Afplats Share at 55 pence and the entire issued and to be issued share capital of Afplats at approximately £297 million.

- The Offer represents a premium of:

  - approximately 35 per cent. to the closing middle-market price of 40.75 pence per Afplats Share on 13 February 2007, the last Business Day prior to the announcement that Implats and Afplats were in discussions;

  - approximately 52 per cent. to the average daily closing price of 36.30 pence per Afplats Share for the 30 calendar day period to 13 February 2007; and

  - approximately 62 per cent. to the closing middle-market price of 34.00 pence per Afplats Share on 8 December 2006, the last Business Day prior to the announcement that Implats and Afplats had entered into the Transaction Framework Agreement.

- The directors of Afplats, who have been so advised by JPMorgan Cazenove, consider the terms of the Offer to be fair and reasonable. In providing its financial advice, JPMorgan Cazenove has taken into account the directors of Afplats' commercial assessments. The

directors of Afplats unanimously recommend that Afplats Shareholders accept the Offer as they have irrevocably undertaken to do in respect of their own Afplats Shares.

- Implats has received irrevocable undertakings to accept the Offer from all of the directors of Afplats in relation to their entire existing holdings, amounting to 1,321,429 Afplats Shares. Subject to certain conditions, Implats has also received irrevocable undertakings to accept the Offer from North Sound Legacy International Ltd. in relation to 42,344,977 Afplats Shares and North Sound Legacy Institutional Fund LLC in relation to 14,114,993 Afplats Shares. Implats has received certain additional irrevocable undertakings to accept the Offer from CGT Management Ltd. in relation to 43,500,000 Afplats Shares. In total, including the irrevocable undertakings given by the directors of Afplats, Implats has received irrevocable undertakings representing approximately 21.3 per cent of the current issued share capital of Afplats.

- Commenting on today's announcement, David Brown, Chief Executive of Implats, said:

  "*I am very pleased to announce the offer to acquire 100 per cent. of Afplats. This transaction is complementary to the strategic partnership agreement entered into with Afplats and represents an attractive opportunity for Implats to participate in the development of one of the largest remaining resources in the Western Limb of the Bushveld Igneous Complex. The acquisition will contribute directly to our strategy and vision and is the first building block in our plans for the next phase of growth to 2.8 million ounces of platinum per annum and creating sustainable long term value*".

- Roy Pitchford, Chief Executive of Afplats, added:

  "*Afplats has an exciting portfolio of assets, in particular our flagship Leeuwkop project. However developing that asset will require significant investment and returns on this investment will take several years. The offer from Implats, at a significant premium to Afplats' current and historic share price, removes the uncertainties inherent in such an investment for Afplats shareholders, who will be achieving a significant and certain return on their investment immediately. I am very pleased to be able to announce this offer and to recommend it to our shareholders*".

This summary should be read in conjunction with the full text of the attached announcement. The conditions to and certain further terms of the Offer are set out in Appendix I to the following announcement and will be set out in the Offer Document. Appendix II contains information on sources and bases used in this summary and the following announcement. Appendix III contains definitions of certain terms used in this summary and the following announcement.

Enquiries to:

Implats

David Brown	Tel.	+27 11 731 9042
Brenda Berlin	Tel.	+27 11 731 9023

Morgan Stanley & Co Limited ("Morgan Stanley") (joint financial adviser to Implats)

Beth Mandel (SA)	Tel.	+27 11 507 0800
Peter Bacchus (UK)	Tel.	+44 207 425 8000

Laurence Hopkins (UK) Tel. +44 207 425 8000

Sansara Financial Services (Pty) Limited ("Sansara") (joint financial adviser to Implats)

Sean Chilvers	Tel.	+27 11 718 2307

Morgan Stanley (corporate broker to Implats in relation to the Offer)

Tim Pratelli	Tel.	+44 207 425 8000

Afplats

Roy Pitchford	Tel.	+44 207 389 0500
Russell Lamming	Tel.	+44 207 389 0500

JPMorgan Cazenove (sole financial adviser and corporate broker to Afplats)

Ian Hannam	Tel.	+44 207 588 2828
Patrick Magee	Tel.	+44 207 588 2828
Adam Brett	Tel.	+44 207 588 2828

This announcement does not constitute, or form part of, any offer for, or invitation to sell or purchase, or any solicitation of any offer for, securities pursuant to the Offer or otherwise. The Offer will be made solely by means of the Offer Document and, in the case of certificated Afplats Shares, the Form of Acceptance accompanying the Offer Document. Any acceptance or other response to the Offer should be made only on the basis of information referred to in the Offer Document and, in respect of certificated Afplats Shares, the Form of Acceptance which Implats intends to despatch to Afplats Shareholders and, for information only, to holders of options under the Afplats Share Option Scheme and to holders of Warrants and which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The directors of Implats accept responsibility for the information contained in this announcement, other than that relating to the recommendation of the Offer by the directors of Afplats and their associated opinions and the information relating to the Wider Afplats Group, the directors of Afplats and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Implats (who have taken all reasonable care to ensure this is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Afplats accept responsibility for all the information contained in this announcement relating to the recommendation of the Offer by the directors of Afplats including their views, opinions and recommendations and the information relating to the Wider Afplats Group, the directors of Afplats and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Afplats (who have taken all reasonable care to ensure this is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Morgan Stanley is acting for Implats and no one else in connection with the Offer and will not be responsible to anyone other than Implats for providing the protections afforded to clients of Morgan Stanley nor for giving advice in relation to the Offer.

Sansara is acting for Implats and no one else in connection with the Offer and will not be responsible to anyone other than Implats for providing the protections afforded to clients of Sansara nor for giving advice in relation to the Offer.

JPMorgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Afplats and no one else in connection with the Offer and will not be responsible to anyone other than Afplats for providing the protections afforded to clients of JPMorgan Cazenove nor for giving advice in relation to the Offer.

The availability of the Offer to Afplats Shareholders who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdiction in which they are located or of which they are citizens. Persons who are not resident in or citizens of the United Kingdom or who are subject to the laws of any jurisdiction other than the United Kingdom, should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdictions. Any person (including nominees, trustees and custodians) who would, or otherwise intends to, forward this announcement, the Offer Document and the Form of Acceptance or any accompanying document to any jurisdiction outside the United Kingdom should refrain from doing so and seek appropriate professional advice before taking any action. Further details in relation to overseas shareholders will be contained in the Offer Document.

Unless otherwise determined by Implats and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation, by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce of, or by any facilities of a national, state or other securities exchange of, Canada, Australia or Japan, or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction, and the Offer may not be accepted by any other such use, means, instrumentality or facility from or within Canada, Australia, Japan, or any such jurisdiction and doing so may render invalid any purported acceptance of the Offer. Accordingly, unless otherwise determined by Implats and permitted by applicable law and regulation, copies of this announcement and any other documents related to the Offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into Canada, Australia, Japan, or any other such jurisdiction. All persons receiving this announcement (including, without limitation, custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise forward, send or distribute this announcement in, into or from Canada, Australia, Japan, or any other such jurisdiction.

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code, Afplats confirms that, as at close of business on 15th February 2007, it had the following relevant securities in issue:

- *476,122,353 ordinary shares of 0.1p each with ISIN code GB0031664823.*
- *5,719,904 listed warrants with ISIN code GB0031667164*

- *38,100,000 unlisted warrants*

In addition to the above, Afplats also has 26,000,000 unlisted options outstanding.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "City Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Afplats, all "dealings" in any "relevant securities" of Afplats (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Afplats, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Afplats by Implats or Afplats, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0)20 7382 9026; Fax +44 (0)20 7638 1554.

Forward looking statements

This announcement, including information included or incorporated by reference in this announcement, may contain "forward-looking statements" concerning Implats and/or Afplats. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements. Each of Implats and Afplats assume no

obligation, and do not intend, to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable law.

The Offer in the United States is made solely by Implats. Neither Morgan Stanley nor Sansara, nor any of their affiliates, is making the Offer in the United States.

FOR IMMEDIATE RELEASE

16 February 2007

Not for release, publication or distribution, in whole or in part, in or into Canada, Australia or Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Recommended Cash Offer

by

Impala Platinum Holdings Limited

for

African Platinum plc

1. Introduction

The boards of Implats and Afplats announce that they have agreed the terms of a recommended cash offer for the entire issued and to be issued share capital of Afplats.

Implats currently intends to implement the Offer by means of a recommended cash offer for Afplats. However, Implats reserves the right, in its sole discretion, to implement the Offer via a Scheme of Arrangement.

The directors of Afplats, who have been so advised by JPMorgan Cazenove, consider the terms of the Offer to be fair and reasonable. In providing its financial advice, JPMorgan Cazenove has taken into account the directors of Afplats' commercial assessments. Accordingly, the directors of Afplats intend unanimously to recommend that Afplats Shareholders accept the Offer as they have irrevocably undertaken to do in respect of their own Afplats Shares.

2. The Offer

The Offer for the Afplats Shares, which will be on the terms and subject to the conditions set out below and in Appendix I, and to be set out in the Offer Document and, in the case of certificated Afplats Shares, the accompanying Form of Acceptance, will be on the following basis:

For each Afplats Share **55 pence in cash**

The Offer values the entire issued and to be issued share capital of Afplats at approximately £297 million. The Offer represents a premium of:

- approximately 35 per cent. to the closing middle-market price of 40.75 pence per Afplats Share on 13 February 2007, the last Business Day prior to the announcement that Implats and Afplats were in discussions;
- approximately 52 per cent. to the average daily closing price of 36.30 pence per Afplats Share for the 30 calendar day period to 13 February 2007; and
- approximately 62 per cent. to the closing middle-market price of 34.00 pence per Afplats Share on 8 December 2006, the last Business Day prior to the

announcement that Implats and Afplats had entered into the Transaction Framework Agreement.

The Offer will extend, subject to the terms and conditions to be set out in the Offer Document and, in the case of certificated Afplats Shares, the Form of Acceptance, to all Afplats Shares unconditionally allotted or issued on the date on which the Offer is made and any further Afplats Shares unconditionally allotted or issued while the Offer remains open for acceptance (or such earlier date as Implats may, subject to the City Code, decide).

The Afplats Shares will be acquired by Implats pursuant to the Offer fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including, without limitation, voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this announcement.

3. **Background to and reasons for the Offer**

The board of Implats is very pleased to have reached agreement with the board of Afplats on a cash offer for Afplats, and believes that the Offer represents attractive value for Afplats Shareholders, and fully reflects the potential of the Leeuwkop Project.

The board of Implats considers the acquisition of Afplats to be an attractive opportunity to acquire one of the largest remaining resources in the Western Limb of the Bushveld Igneous Complex and follows naturally from the Transaction Framework Agreement, as announced on 11 December 2006 ("Transaction Framework Agreement").

Implats believes that under its ownership and management, Implats' technical expertise and financial resources can be brought to bear to more effectively implement the future development of the Leeuwkop Mine. Furthermore, Implats believes that an acquisition of Afplats is consistent with its strategy and vision of delivering strong returns through creating sustainable long term value from an attractive ore body.

Under the Transaction Framework Agreement, Implats has the right to acquire 29.9 per cent. of Afplats' South African assets. It is Implats' current intention that, notwithstanding the proposed Offer, this transaction will continue to be implemented in accordance with the terms of the Transaction Framework Agreement, as previously announced.

4. **Background to and reasons for recommending the Offer**

The board of Afplats believes that the Implats Offer represents an attractive opportunity for Afplats Shareholders. The Offer is at a significant premium to the recent Afplats share price, as detailed above, as well as a premium of approximately 28 per cent. to Afplats' all time high share price, prior to commencement of the Offer Period.

Whilst the board of Afplats believes that Leeuwkop is an exciting project, it requires significant investment and returns on this investment will take several years. In addition

to the implementation risks that are characteristic in developing a mining project like Leeuwkop, commodity markets have historically been subject to considerable cyclicality.

Against this background, the cash Offer from Implats allows Afplats Shareholders to crystallise value at a level which the board of Afplats believes represents fair value for the business. By accepting Implats' Offer, Afplats Shareholders are achieving a significant return on their investment, whilst exiting the risk exposure inherent in such a major development project.

The board of Afplats, therefore unanimously intends to recommend to Afplats Shareholders to accept the Offer as being in the best interests of Afplats Shareholders as a whole.

5. **Recommendation**

The directors of Afplats, who have been so advised by JPMorgan Cazenove, consider the terms of the Offer to be fair and reasonable. Accordingly, the directors of Afplats intend to recommend unanimously that holders of Afplats Shares accept the Offer as the directors of Afplats have irrevocably undertaken to do in respect of their entire holdings representing 1,321,429 Afplats Shares. In providing its financial advice, JPMorgan Cazenove has taken into account the directors of Afplats' commercial assessments.

6. **Irrevocable undertakings and holdings of Afplats Shares**

Implats has received irrevocable undertakings to accept the Offer from all of the directors of Afplats in relation to their entire existing holdings, amounting to 1,321,429 Afplats Shares, representing approximately 0.3 per cent of the issued share capital of Afplats. Each irrevocable undertaking from the directors of Afplats is binding, even if a higher competing offer is announced by a third party, unless the Offer lapses or is withdrawn.

Implats has also received irrevocable undertakings to accept the Offer from North Sound Legacy International Ltd. in relation to 42,344,977 Afplats Shares, North Sound Legacy Institutional Fund LLC in relation to 14,114,993 Afplats Shares and CGT Management Ltd. in relation to 43,500,000 Afplats Shares, in aggregate representing approximately 21.0 per cent of the issued share capital of Afplats. Subject to certain further conditions, the undertaking will cease to be binding in the event of a general offer for the ordinary shares of Afplats made by a third party where the value of consideration per Afplats Share available at the time such offer is announced exceeds the value of consideration per Afplats Share of 55 pence under the Offer by ten per cent. or more (in each case of the undertakings from North Sound Legacy International Ltd. and North Sound Legacy Institutional Fund LLC) or five per cent. or more (in the case of the undertaking from CGT Management Ltd.).

In total, including the irrevocable undertakings given by the directors of Afplats, Implats has received irrevocable undertakings representing approximately 21.3 per cent of the current issued share capital of Afplats.

7. **Information on Implats**

Implats is one of the world's largest producers of platinum group metals, and expects to produce in excess of 2 million ounces of platinum this year. Implats has operations in South Africa and Zimbabwe and exploration projects in South Africa, Zimbabwe, North America and Madagascar. Implats employs approximately 31,500 people. Implats is listed on the JSE and the LSE and trades as a sponsored level 1 ADR in the United States.

For the 12 month period to 30 June 2006, Implats had sales of R17,500 million (2005: R12,541 million) and gross profit of R7,315 million (2005: R4,223 million) representing a margin of 42 per cent. (2005: 34 per cent. margin).

Implats' interim unaudited results for the period to 31 December 2006 were announced on 15 February 2007. These showed sales of R14,860 million (2005: R7,920 million) and gross profit of R6,991 million (2005: R3,305 million) representing a margin of 47 per cent. (2005: 42 per cent.). Profit for the six month period was R4,393 million (2005: R1,826 million) and basic earnings per share for the period were 824 cents, up 139 per cent. over the 2005 comparable period.

8. **Information on Afplats**

Afplats is an exploration and development business focused on the platinum group metals trading on the Alternative Investment Market of the London Stock Exchange. Afplats has three principal South African operating companies in which it holds more than 20 per cent. of the equity, Afplats (Pty) Ltd, Imbasa Platinum (Pty) Ltd and Inkosi Platinum (Pty) Ltd. Afplats' primary asset is Afplats (Pty) Ltd, the entity which holds the prospecting permit to the Leeuwkop Project on the western limb of South Africa's Bushveld Complex. The Leeuwkop Project is situated approximately 15 kilometres west of the town of Brits in the North West Province of South Africa.

Afplats has made substantial progress towards developing the Leeuwkop Phase 1 project. Post the definitive feasibility study, announced in February 2006, Afplats signed a ten year offtake agreement with Implats and an independent Competent Person's Report, completed by SRK Consulting, confirmed the robust economics of the project. In October 2006 a New Order Prospecting Right was granted to Afplats on the farm Leeuwkop 402 JQ. An application for a New Order Mining Permit has been submitted to the South African Department of Minerals and Energy and, whilst there is no certainty as to timing, the directors of Afplats believe that the permit should be granted within three months of the date of this announcement.

In December 2006, Afplats entered into the Transaction Framework Agreement with Implats, whereby Implats would invest in Afplats' South African assets as a strategic partner holding 29.9 per cent. of the equity, securing the initial funding and validating the technical and commercial viability of the Leeuwkop Project.

Afplats' interim unaudited results for the period to 30 September 2006 were announced on 11 December 2006. These showed revenues of £0 (2005: £0) with operating loss of

£2.6 million (2005: £1.7 million). Capital expenditure of £0.8 million (2005: £4.1 million) was within budget.

9. **Management and employees**

Implats attaches great importance to the skills and experience of the existing management and employees of Afplats. Implats has given assurances to Afplats that, if the Offer becomes or is declared unconditional in all respects, the existing employment rights, including pension rights, of the management and employees of Afplats will be fully safeguarded.

10. **Non-solicitation and inducement fee (Implementation Agreement)**

Afplats and Implats have entered into an implementation agreement (the "Implementation Agreement") which provides, among other things, for the implementation of the Offer and contains certain assurances from and confirmations between the parties. The Implementation Agreement further provides for an inducement fee to be payable by Afplats to Implats in certain circumstances, as well as non-solicitation covenants from Afplats.

10.1 Inducement Fee

In the Implementation Agreement, Afplats has agreed to pay Implats an inducement fee equal to £2,800,000 (or, if lower, one per cent. of the Offer Value) in the event that:

(a) an announcement is made by a third party of an intention to make an offer for Afplats pursuant to Rule 2.5 of the City Code or a proposal is made for a change in control of Afplats or a disposal of an interest in a material part of Afplats' business and such offer or proposal or any such other offer or proposal announced by a third party within 120 days of the announcement of the Offer subsequently becomes or is declared unconditional in all respects or is completed; or

(b) the directors of Afplats withdraw, or adversely modify or qualify their recommendation to the Offer or withdraw from, delay or fail to take other appropriate and necessary steps to implement an acquisition of Afplats Shares by Implats by way of Scheme of Arrangement.

10.2 Non-solicitation

In the Implementation Agreement, Afplats has undertaken to Implats that it will not solicit, initiate or otherwise seek to procure any Competing Proposal.

Afplats has also agreed promptly to notify Implats in the event that it becomes aware of any Competing Proposal or of any significant work being undertaken by any person to prepare a Competing Proposal together, in each case, with any material details it has of the Competing Proposal, the persons involved and the timetable to which they are working, and shall keep Implats promptly informed as to significant developments with respect to such Competing Proposal or work being undertaken in preparation for a Competing Proposal subsequent to the initial notification; and it receives a request from any third party pursuant to Rule 20.2 of the City Code and in such event Afplats has

agreed that it shall not in any way assist the person requesting the information to refine or supplement the request and in complying with such request, shall provide only such information (and in the same form) as it has previously provided to Implats and only to the extent that such information has been requested.

11. **Afplats Share Option Scheme and Warrants**

The Offer will extend to any Afplats Shares unconditionally allotted or issued fully paid (or credited as fully paid) prior to the date on which the Offer closes (or such earlier date as Implats may, subject to the rules of the City Code, decide), including shares issued pursuant to the exercise of options granted under the Afplats Share Option Scheme and the exercise of Warrants.

Appropriate proposals will be made in due course to participants in the Afplats Share Option Scheme and holders of Warrants to the extent that the same remain unexercised. The Offer extended to the holders of options under the Afplats Share Option Scheme and/or Warrants will also be subject to the conditions and further terms set out in Appendix I to this announcement and to the further terms which will be set out in full in the Offer Document and, in respect of certificated Afplats Shares, the accompanying Form of Acceptance.

12. **Overseas shareholders**

The availability of the Offer to Afplats Shareholders who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdiction in which they are located or of which they are citizens. Afplats Shareholders who are not resident in or citizens of the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Offer Document.

Notwithstanding the foregoing, Implats retains the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation.

13. **Interests in Afplats**

As at 15 February 2007, the last practicable Business Day prior to this announcement, neither Implats nor, so far as Implats is aware, any person acting in concert with Implats, had an interest in or right to subscribe for relevant securities of Afplats or had any short position in relation to relevant securities of Afplats (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any relevant securities of Afplats.

14. **Compulsory acquisition, delisting, cancellation of trading and re-registration**

After the Offer becomes or is declared unconditional in all respects or, if the transaction is implemented by way of a Scheme of Arrangement, the Scheme of Arrangement becomes effective and Implats has by virtue of its shareholdings and acceptances of the

Offer acquired, or agreed to acquire, issued share capital representing at least 75 per cent. of the voting rights of Afplats, Implats intends to procure the making of an application by Afplats to delist the Afplats Shares from the Alternative Investment Market and/or the cancellation of trading on the London Stock Exchange's market for listed securities. It is anticipated that cancellation of listing and trading will take effect no earlier than 20 Business Days after the Offer becomes unconditional in all respects. Delisting would significantly reduce the liquidity and marketability of any Afplats Shares not assented to the Offer.

If Implats receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Afplats Shares to which the Offer relates, Implats intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Companies Act 1985 to acquire compulsorily the remaining Afplats Shares.

15. General

The Offer will be on the terms and subject to the conditions set out herein and in Appendix I, and to be set out in the Offer Document and, in respect of certificated Afplats Shares, the Form of Acceptance. The formal Offer Document will be sent to Afplats Shareholders and made available, for information only, to participants in the Afplats Share Option Scheme and holders of Warrants, as soon as possible and, in any event, within 28 days of the date of this announcement unless agreed otherwise with the Panel. Appendix II contains information on sources and bases used in this announcement. Appendix III contains definitions of certain terms used in this announcement.

16. Financing of the Offer

The Offer is being financed through new banking facilities provided by The Standard Bank of South Africa Limited, acting through its Corporate and Investment Banking Division, pursuant to the Facilities Agreement, sufficient to enable Implats to satisfy in full the cash consideration payable to Afplats Shareholders and otherwise to fulfil its commitments under the terms of the Offer. Morgan Stanley is satisfied that sufficient financial resources are available to Implats to satisfy the maximum cash consideration that would be payable on full acceptance of the Offer.

17. Conditions to the Offer

The Offer is subject to certain conditions, which are set out in Appendix I of this announcement.

For the avoidance of doubt, the following conditions are considered to be material to Implats in the context of the Offer:

17.1 the Competition Tribunal of the Republic of South Africa granting unconditional approval of the Transaction; and

17.2 the Department of Minerals and Energy of the Republic of South Africa granting to any member of the Wider Afplats Group a mining right in terms of section 23 of the Mineral and Petroleum Resources Development Act No. 28 of 2002 ("MPRDA")

and materially in accordance with the terms of the relevant application for such mining right in relation to the minerals (including, but not limited to, platinum group metals, copper, nickel, gold and chrome) found in, on or under the Farm Leeuwkop 402JQ property and extensions, and the notarial execution and lodgement, within the prescribed time for registration, of such mining right in the Mineral and Petroleum Titles Registration Office in terms of Section 25(2) of the MPRDA and the relevant provisions of the Mining Titles Registration Amendment Act No. 24 of 2003

Afplats acknowledges that in the event that such conditions are not fulfilled, or where permitted, waived, by midnight on 5 June 2007, Implats may (with the consent of the Panel) be entitled to treat the Offer as having lapsed.

Enquiries to:

Implats

David Brown Tel. +27 11 731 9042

Brenda Berlin Tel. +27 11 731 9023

Morgan Stanley (joint financial adviser to Implats)

Beth Mandel (SA) Tel. +27 11 507 0800

Peter Bacchus (UK) Tel. +44 207 425 8000

Laurence Hopkins (UK) Tel. +44 207 425 8000

Sansara Financial Services (Pty) Limited (joint financial adviser to Implats)

Sean Chilvers Tel. +27 11 718 2307

Morgan Stanley (corporate broker to Implats in relation to the Offer)

Tim Pratelli Tel. +44 207 425 8000

Afplats

Roy Pitchford Tel. +44 207 389 0500

Russell Lamming Tel. +44 207 389 0500

JPMorgan Cazenove (sole financial adviser and corporate broker to Afplats)

Ian Hannam Tel. +44 207 588 2828

Patrick Magee Tel. +44 207 588 2828

Adam Brett Tel. +44 207 588 2828

This announcement does not constitute, or form part of, any offer for, or invitation to sell or purchase, or any solicitation of any offer for, securities pursuant to the Offer or otherwise. The Offer will be made solely by means of the Offer Document and, in the case of certificated Afplats Shares, the Form of Acceptance accompanying the Offer Document. Any acceptance or other response to the Offer should be made only on the basis of information referred to in the Offer Document and, in respect of certificated Afplats Shares, the Form of Acceptance which Implats intends to despatch to Afplats Shareholders and, for information only, to holders of options under the Afplats Share Option Scheme and to holders of Warrants and which will

contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The directors of Implats accept responsibility for the information contained in this announcement, other than that relating to the recommendation of the Offer by the directors of Afplats and their associated opinions and the information relating to the Wider Afplats Group, the directors of Afplats and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Implats (who have taken all reasonable care to ensure this is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Afplats accept responsibility for all the information contained in this announcement relating to the recommendation of the Offer by the directors of Afplats including their views, opinions and recommendations and the information relating to the Wider Afplats Group, the directors of Afplats and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Afplats (who have taken all reasonable care to ensure this is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Morgan Stanley is acting for Implats and no one else in connection with the Offer and will not be responsible to anyone other than Implats for providing the protections afforded to clients of Morgan Stanley nor for giving advice in relation to the Offer.

Sansara is acting for Implats and no one else in connection with the Offer and will not be responsible to anyone other than Implats for providing the protections afforded to clients of Sansara nor for giving advice in relation to the Offer.

JPMorgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Afplats and no one else in connection with the Offer and will not be responsible to anyone other than Afplats for providing the protections afforded to clients of JPMorgan Cazenove nor for giving advice in relation to the Offer.

The availability of the Offer to Afplats Shareholders who are not resident in and citizens of the United Kingdom, may be affected by the laws of the relevant jurisdiction in which they are located or of which they are resident. Persons who are not resident in or citizens of the United Kingdom or who are subject to the laws of any jurisdiction other than the United Kingdom, should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdiction. Any person (including nominees, trustees and custodians) who would, or otherwise intends to, forward this announcement, the Offer Document and the Form of Acceptance or any accompanying document to any jurisdiction outside the United Kingdom should refrain from doing so and seek appropriate professional advice before taking any action. Further details in relation to overseas shareholders will be contained in the Offer Document.

Unless otherwise determined by Implats and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation, by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce of, or by any facilities of a

national, state or other securities exchange of, Canada, Australia or Japan, or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction, and the Offer may not be accepted by any other such use, means, instrumentality or facility from or within Canada, Australia, Japan, or any such jurisdiction and doing so may render invalid any purported acceptance of the Offer. Accordingly, unless otherwise determined by Implats and permitted by applicable law and regulation, copies of this announcement and any other documents related to the Offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into Canada, Australia, Japan, or any other such jurisdiction. All persons receiving this announcement (including, without limitation, custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise forward, send or distribute this announcement in, into or from Canada, Australia, Japan, or any other such jurisdiction.

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code, Afplats confirms that, as at close of business on 15th February 2007, it had the following relevant securities in issue:

- *476,122,353 ordinary shares of 0.1p each with ISIN code GB0031664823.*
- *5,719,904 listed warrants with ISIN code GB0031667164*
- *38,100,000 unlisted warrants*

In addition to the above, Afplats also has 26,000,000 unlisted options outstanding..

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Afplats, all "dealings" in any "relevant securities" of Afplats (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Afplats, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Afplats by Implats or Afplats, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be

treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0)20 7382 9026; Fax +44 (0)20 7638 1554.

Forward looking statements

This announcement, including information included or incorporated by reference in this announcement, may contain "forward-looking statements" concerning Implats and/or Afplats. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements. Each of Implats and Afplats assume no obligation and do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable law.

APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

The Offer will comply with the applicable rules and regulations of the City Code, will be governed by English law and will be subject to the jurisdiction of the courts of England. In addition, it will be subject to the terms and conditions set out in the Offer Document and related Form of Acceptance.

Conditions of the Offer

The Offer will be subject to the following conditions:

1 valid acceptances of the Offer being received (and not, where permitted, withdrawn) by no later than 1.00 p.m. on 6 April 2007 (or such later time(s) and/or date(s) as Implats may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as Implats may decide) of the Afplats Shares to which the Offer relates and not less than 90 per cent. of the voting rights carried by such Afplats Shares, provided that this condition will not be satisfied unless Implats and/or any member of the Implats Group shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Afplats Shares carrying in aggregate more than 50 per cent. of the voting rights normally exercisable at a general meeting of Afplats. For the purposes of this condition:

1.1 Afplats Shares which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry upon issue;

1.2 the expression "Afplats Shares to which the Offer relates" shall be construed in accordance with Schedule 2 of the Interim Implementation Regulations; and

1.3 valid acceptances shall be deemed to have been received in respect of Afplats Shares which are treated for the purposes of paragraph 2(15) of the Interim Implementation Regulations as having been acquired or contracted to be acquired by Implats by virtue of acceptances of the Offer;

2 the following conditions having been satisfied:

2.1 to the extent that the acquisition of all the Afplats Shares would constitute a relevant merger situation within the meaning of section 23 of the Enterprise Act 2002 (the "Enterprise Act"):

(a) the Office of Fair Trading having indicated in terms satisfactory to Implats that it does not intend in the exercise of its powers under the Enterprise Act to refer such acquisition or any aspect of it to the Competition Commission; or

(b) where a Merger Notice pursuant to section 96 of the Enterprise Act has been submitted pursuant to the Enterprise Act (Merger Pre-notification) Regulations 2003, the period for consideration of the Merger Notice and any extension thereof having expired without the Merger Notice having

been rejected or withdrawn or the Office of Fair Trading having issued a notice pursuant to section 97(7) of the Enterprise Act, or the matters covered by such Merger Notice or any of them having been referred to the Competition Commission by the Office of Fair Trading, and in either case, the period during which an application to the Competition Appeal Tribunal under section 120 of the Enterprise Act for review of any decision (within the meaning of that section) by the Office of Fair Trading in connection with a reference or possible reference of the acquisition or any aspect of it to the Competition Commission having expired without an application for review having been made.

3 if a request to the European Commission is made by the competent authorities of one or more Member States under Article 22(3) of Council Regulation EC 139/2004 (the "Regulation") in relation to the Transaction or any part of it and is accepted by the European Commission:

3.1 the European Commission issuing a decision pursuant to Article 6(1)(b) of the Regulation in terms satisfactory to Implats, declaring that the Transaction or, if applicable, part of the Transaction is compatible with the common market; or

3.2 the Transaction or, if applicable, part of the Transaction, being deemed to have been declared compatible with the common market under Article 10(6) of the Regulation; and

3.3 to the extent that one or more of the Member States retain(s) jurisdiction over any part(s) of the Transaction, clearance from such Member State(s) in relation to such part(s) of the Transaction being obtained in a form and in terms satisfactory to Implats;

4 the Competition Tribunal of the Republic of South Africa granting unconditional approval of the Transaction;

5 the Department of Minerals and Energy of the Republic of South Africa granting to any member of the Wider Afplats Group a mining right in terms of section 23 of the Mineral and Petroleum Resources Development Act No. 28 of 2002 ("MPRDA") and materially in accordance with the terms of the relevant application for such mining right in relation to the minerals (including, but not limited to, platinum group metals, copper, nickel, gold and chrome) found in, on or under the Farm Leeuwkop 402JQ property and extensions, and the notarial execution and lodgement within the prescribed time for registration of such mining right in the Mineral and Petroleum Titles Registration Office in terms of Section 25(2) of the MPRDA and the relevant provisions of the Mining Titles Registration Amendment Act No. 24 of 2003;

6 no Third Party having given notice of a decision to take, institute or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any action to be taken, or otherwise having done anything, or having enacted, made or proposed any statute, regulation, decision or order which would:

6.1 make the Offer, its implementation or the acquisition or proposed acquisition of any Afplats Shares by Implats or any member of the Wider Implats Group void, unenforceable or illegal, or restrict, prohibit or delay to a material extent or otherwise materially interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise materially challenge or require material

amendment of, the Offer or the acquisition of any Afplats Shares by Implats or any member of the Wider Implats Group;

6.2 result in a delay in the ability of Implats or any member of the Wider Implats Group, or render it unable, to acquire some or all of the Afplats Shares or require a divestiture by Implats or any member of the Wider Implats Group of any shares in Afplats;

6.3 require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture, by Implats or any member of the Wider Implats Group or by any member of the Wider Afplats Group of all or any material part of their respective businesses, assets or properties, or impose any material limitation on their ability to conduct their respective businesses (or any of them) or to own their respective assets or properties or any part of them;

6.4 impose any limitation on, or result in a delay in, the ability of Implats or any member of the Wider Implats Group to acquire or to hold or to exercise effectively, directly or indirectly, all rights of ownership of shares, loans or other securities (or the equivalent) in Afplats or the ability of any member of the Wider Afplats Group or Implats or any member of the Wider Implats Group to hold or exercise effectively any rights of ownership of shares, loans or other securities in or to exercise management control over, any member of the Wider Afplats Group;

6.5 except pursuant to Schedule 2 of the Interim Implementation Regulations, require any member of the Wider Implats Group or of the Wider Afplats Group to acquire or offer to acquire any shares or other securities (or the equivalent) in, or any asset owned by, any member of the Wider Afplats Group owned by any third party;

6.6 result in any member of the Wider Afplats Group ceasing to be able to carry on business under any name which it presently does so;

6.7 impose any limitation on the ability of any member of the Wider Implats Group or the Wider Afplats Group to integrate or co-ordinate the business of any member of the Wider Afplats Group, or any part of it, with that of any member(s) of the Wider Implats Group and/or any other member of the Wider Afplats Group;

6.8 otherwise adversely affect the business, assets, liabilities, or profits or prospects of any member of the Wider Implats Group or of the Wider Afplats Group, to an extent in any such case which is material in the context of the Wider Afplats Group taken as a whole,

and all applicable waiting and other time periods during which any such Third Party could take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise so intervene having expired, lapsed or been terminated;

7 all necessary notifications and filings having been made in connection with the Offer and all statutory and regulatory obligations in connection with the Offer in any jurisdiction having been complied with and all authorisations, orders, recognitions, grants, consents, clearances, confirmations, certificates, licences, permissions and approvals ("Authorisations") deemed necessary or appropriate by Implats in any jurisdiction for, or in respect of, the Offer and the acquisition or the proposed acquisition of the Afplats Shares by Implats or any member of the Wider Implats Group having been obtained in terms satisfactory to Implats from all appropriate Third Parties, all or

any applicable waiting and other time periods having expired, lapsed or been terminated (as appropriate) and all such Authorisations (together with all Authorisations deemed necessary or appropriate to carry on the business of any member of the Wider Afplats Group) remaining in full force and effect at the time at which the Offer becomes otherwise unconditional and there being no notice of any intention to revoke, suspend, restrict, amend or not to renew any such Authorisations;

8 save as disclosed in writing to any member of the Implats Group by Afplats prior to the date of this announcement or save as publicly announced by or on behalf of Afplats to a Regulatory Information Service prior to the date of this announcement, there being no provision of any material arrangement, agreement, lease, licence, permit or other instrument to which any member of the Wider Afplats Group is a party or by or to which any such member or any of its assets is or may be bound or be subject, which as a consequence of the Offer or the acquisition or the proposed acquisition by Implats or any member of the Wider Implats Group of any shares or other securities (or the equivalent) in Afplats or because of a change in the control or management of any member of the Wider Afplats Group or otherwise, would result in:

8.1 any monies borrowed by, or any other indebtedness, actual or contingent, of, any member of the Wider Afplats Group which is not already repayable on demand being or becoming repayable, or being capable of being declared repayable immediately or prior to their or its stated maturity, or repayment date, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited;

8.2 the creation or enforcement of any mortgage, charge or other security interest, over the whole or any material part of the business, property or assets of any member of the Wider Afplats Group or any such mortgage, charge or other security interest (whenever arising or having arisen) becoming enforceable;

8.3 any such arrangement, agreement, lease, licence, permit or other instrument being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

8.4 other than in the ordinary course of business, any assets or interests of any member of the Wider Afplats Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

8.5 any such member of the Wider Afplats Group ceasing to be able to carry on business under any name under which it presently does so;

8.6 the value or financial or trading position, profits or prospects of Afplats or any member of the Wider Afplats Group being prejudiced or adversely affected; or

8.7 the creation of any liability (actual or contingent) by any member of the Wider Afplats Group, other than in the ordinary course of business,

in each case, to an extent which is material in the context of the Wider Afplats Group taken as a whole;

9 save as disclosed in the Annual Report dated 31 March 2006, publicly announced through a Regulatory Information Service prior to the date of this announcement or

disclosed in writing to any member of the Implats Group by Afplats prior to the date of this announcement, no member of the Wider Afplats Group having since 31 March 2006:

9.1 issued or agreed to issue or authorised or proposed or announced its intention to authorise or propose the issue of additional shares of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between Afplats and wholly-owned subsidiaries of Afplats and save for the issue of Afplats Shares to employees or former employees on the exercise of options granted under, or the grant of options under, the Afplats Share Option Scheme or save for the issue of Afplats Shares to the holders of Warrants);

9.2 recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution whether payable in cash or otherwise other than dividends (or other distributions whether payable in cash or otherwise) lawfully paid or made to Afplats or another member of the Afplats Group;

9.3 (save for intra-Afplats Group transactions) implemented, effected, authorised, proposed or announced its intention to implement, effect, authorise or propose any merger, demerger, reconstruction, amalgamation, scheme, commitment or acquisition or disposal of assets or shares (or the equivalent thereof) in any undertaking or undertakings that is material in the context of the Afplats Group taken as a whole or any change in its share or loan capital;

9.4 disposed of, or transferred, mortgaged or created any security interest over any asset or any right, title or interest in any asset that is material in the context of the Afplats Group taken as a whole or authorised, proposed or announced any intention to do so;

9.5 issued, authorised or proposed or announced an intention to authorise or propose, the issue of any debentures or incurred any indebtedness or contingent liability which is material in the context of the Afplats Group as a whole;

9.6 entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, arrangement, agreement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, unusual or onerous nature or magnitude or which involves or is reasonably likely to involve an obligation of such a nature or magnitude which is, in any such case, or which is or is likely to be restrictive on the business of any member of the Wider Afplats Group;

9.7 entered into or varied or authorised, proposed or announced its intention to enter into or vary the terms of, or make any offer (which remains open for acceptance) to enter into or vary the terms of, any service agreement with any director or, save for salary increases, bonuses or variations of terms in the ordinary course, senior executive of Afplats;

9.8 purchased, redeemed or repaid or announced a proposal to purchase, redeem or repay any of its own shares or other securities (or the equivalent) or reduced or made any other change to or proposed the reduction or other change to any part of its share capital, save for any shares allotted upon the exercise of options granted under the Afplats Share Option Scheme or as between Afplats and wholly-owned subsidiaries of Afplats;

9.9 waived, compromised or settled any claim which is material in the context of the Afplats Group as a whole otherwise than in the ordinary course of business;

9.10 terminated or varied the terms of any agreement or arrangement between any member of the Afplats Group and any other person in a manner which would or might have a material adverse effect on the financial position or prospects of the Afplats Group taken as a whole;

9.11 (save as disclosed on publicly available registers) made any alteration to its memorandum or articles of association;

9.12 made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation;

9.13 been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of any business which is material in the context of the Wider Afplats Group taken as a whole;

9.14 taken or proposed any corporate action or had any action or proceedings or other steps instituted against it for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction; or

9.15 entered into any agreement, arrangement or commitment or passed any resolution or made any proposal or announcement with respect to, or to effect, any of the transactions, matters or events referred to in this condition 9;

10 since 31 March 2006, save as disclosed in the Annual Report, or save as disclosed in writing to any member of the Wider Implats Group by or on behalf of Afplats or except as publicly announced by Afplats (by the delivery of an announcement to a Regulatory Information Service), in each case prior to the date of this announcement, there having been:

10.1 no adverse change in the business, assets, financial or trading position or profits or prospects of any member of the Wider Afplats Group which is material in the context of the Wider Afplats Group taken as a whole;

10.2 no litigation, arbitration proceedings, prosecution or other legal proceedings having been announced or instituted by or against or remaining outstanding against or in respect of any member of the Wider Afplats Group and no enquiry or investigation by or complaint or reference to any Third Party against or in respect of any member of the Wider Afplats Group having been threatened, announced or instituted or remaining outstanding,

against or in respect of any member of the Wider Afplats Group and which in any such case might reasonably be expected to have a material adverse effect on the Wider Afplats Group taken as a whole;

10.3 no contingent or other liability having arisen or become apparent to any member of the Wider Implats Group which might reasonably be expected to adversely affect any member of the Wider Afplats Group; or

10.4 no steps having been taken which would or may result in the withdrawal, cancellation, termination or notification of any licence held by any member of the Wider Afplats Group which is necessary for the proper carrying on of its business;

11 save as publicly announced by the delivery of an announcement to a Regulatory Information Service prior to the date of this announcement or as otherwise disclosed in the Annual Report or in writing to any member of the Wider Implats Group by or on behalf of Afplats prior to the date of this announcement, Implats not having discovered:

11.1 that the financial, business or other information concerning the Wider Afplats Group publicly announced or disclosed at any time by or on behalf of any member of the Wider Afplats Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading;

11.2 that any member of the Wider Afplats Group or partnership, company or other entity in which any member of the Wider Afplats Group has a significant economic interest and which is not a subsidiary undertaking of Afplats is subject to any liability, contingent or otherwise;

11.3 that any member of the Wider Afplats Group has failed to comply with any applicable legislation or regulations of any jurisdiction or any notice or requirement of any Third Party with regard to the storage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human health or otherwise relating to environmental matters or that there has otherwise been any such storage, disposal, discharge, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever the same may have taken place), any of which non-compliance would be likely to give rise to any material liability (whether actual or contingent) or cost on the part of Afplats;

11.4 that there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any member of the Wider Afplats Group under any environmental legislation, regulation, notice, circular or order of any Third Party or otherwise;

11.5 that circumstances exist (whether as a result of the making of the Offer or otherwise) which might lead to any Third Party instituting or any member of the Wider Afplats Group might be required to institute, an environmental audit or take other steps which in any such case might result in any actual or contingent liability to improve or install new plant or equipment or make good, repair, re-instate or clean up any land or other asset now or previously owned, occupied or made use of by any member of the Wider Afplats Group;

11.6 the Wider Afplats Group has not complied with any applicable law or regulation governing the conduct of its business in any respect;

in each case, to an extent which is material in the context of the Wider Afplats Group taken as a whole;

12 the exploration rights and/or mining rights currently owned by Afplats and/or its subsidiaries having not been revoked for any reasons whatsoever and no events having occurred, which would result in revocation of or prejudice continuation of the exploration and mining rights under any laws and regulations, in each case, to an extent which is material in the context of the Wider Afplats Group taken as a whole.

For the purposes of the conditions set out in this Appendix I:

(i) **"parent undertaking"**, **"subsidiary undertaking"** and **"undertaking"** have the meanings given by the Companies Act 1985, but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act 1985; and

(ii) **"substantial interest"** means a direct or indirect interest in 20 per cent. or more of the voting equity capital of an undertaking.

Implats reserves the right to waive, in whole or in part, all or any of conditions 2 to 12 (inclusive).

If Implats is required by the Panel to make an offer for Afplats Shares under the provisions of Rule 9 of the City Code, Implats may make such alterations to any of the above conditions including condition 1 above, as are necessary to comply with the provisions of that Rule.

The Offer will lapse unless all of the conditions set out above have been fulfilled or, where permitted, waived or, where appropriate, have been determined by Implats to be or remain satisfied, by midnight on the 21st day after the later of the first closing date of the Offer and the date on which condition 1 is fulfilled (or in each case such later date as Implats may, with the consent of the Panel, decide). Implats shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions 2 to 12 (inclusive), by a date earlier than the latest date specified above for the fulfilment of that condition.

The Offer will lapse if, before the later of 3.00 pm (London time) on the first closing date of the Offer and the date when the Offer becomes or is declared unconditional as to acceptances, the acquisition of Afplats by Implats is referred to the Competition Commission.

If the Offer so lapses, the Offer will cease to be capable of further acceptance and accepting Afplats Shareholders and Implats shall cease to be bound by Forms of Acceptance submitted before the time when the Offer lapses.

Afplats acknowledges that conditions 4 and 5 are material to Implats in the context of the Offer and that, consequently, in the event that such conditions are not fulfilled or, where permitted, waived, by the later of midnight on 5 June 2007 and the date on which condition 1 is fulfilled (or in each case such later date as Implats may, with the consent of the Panel, decide), Implats may (with the consent of the Panel) be entitled to treat the Offer as having lapsed.

The Offer will be governed by English law and will be subject to the jurisdiction of the English courts. The Offer will be subject to the applicable requirements of the City Code.

Afplats Shares will be acquired by Implats fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after the date of this announcement.

Implats reserves the right to implement the Offer by way of a Scheme of Arrangement if Implats and Afplats so agree, subject to the consent of the Panel. In such event, the Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which apply to the Offer reflected in this announcement. In particular, condition 1 in Appendix 1 would not apply and the Scheme of Arrangement would be subject, amongst other things, to the following further conditions, which would not be capable of waiver:

(a) approval of the Scheme of Arrangement by a majority in number, representing 75 per cent. or more in value present and voting, either in person or by proxy, at a court meeting, or any adjournment thereof;

(b) the resolution(s) required to approve and implement the Scheme of Arrangement being duly passed by the requisite majority at an extraordinary general meeting of Afplats Shareholders, or any adjournment thereof; and

(c) the sanction (with or without amendments, on terms reasonably acceptable to Afplats) of the Scheme of Arrangement and confirmation of any reduction of capital involved therein by the court, and an office copy of the order of the court sanctioning the Scheme of Arrangement and confirming the reduction of capital involved in the Scheme of Arrangement being delivered for registration to the Registrar of Companies in England and Wales and being so registered.

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

APPENDIX II

SOURCES AND BASES

In this announcement:

(a) Unless otherwise stated, financial information concerning Afplats has been extracted, without material adjustment, from the interim unaudited results for the period to September 2006.

(b) Unless otherwise stated, financial information concerning Implats has been extracted, without material adjustment, from the Implats Annual Report for the year ended 30 June 2006 or the interim unaudited results for the period to December 2006.

(c) The value of the entire issued and to be issued share capital of Afplats is based upon 476.1 million Afplats Shares and 63.2 million options and Warrants granted under the Afplats Share Option Scheme with an exercise price at or below the Offer price.

(d) Unless otherwise stated, all historic share prices quoted for Afplats have been sourced from the Daily Official List and represent closing middle market prices for Afplats Shares on the relevant dates.

APPENDIX III

DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

Term	**Definition/Comment**
"Act"	the Companies Act 1985, as amended
"ADR"	American Depositary Receipt
"Afplats"	African Platinum plc
"Afplats Group"	Afplats, its subsidiaries and its subsidiary undertakings (each such term as defined in the Companies Act 1985)
"Afplats Share(s)"	the existing unconditionally allotted or issued and fully paid ordinary shares in the capital of Afplats and any further shares which are unconditionally allotted or issued before the date on which the Offer closes (or such earlier date or dates, not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the first closing date of the Offer, as Implats may decide)
"Afplats Share Option Scheme"	The Share Option Scheme dated 16 May 2002 in terms of which the right to subscribe for shares in Afplats is granted to executive and non-executive directors, employees and consultants
"Afplats Shareholders"	holder(s) of Afplats Shares
"Alternative Investment Market"	Alternative Investment Market of the London Stock Exchange
"Business Day"	a day, not being a Saturday or a Sunday, on which banks in London are typically open for business
"City Code"	The City Code on Takeovers and Mergers
"Competing Proposal"	a proposal made by a third party, which is not acting in concert with Implats: (a) of an intention to make an offer (whether or not subject to pre-conditions) for Afplats, pursuant to Rule 2.5 of the City Code; or (b) which involves a change of

	control of Afplats (other than the acquisition of control by the Implats Group and/or a person acting in concert with Implats) or which involves the disposal of any interest in a substantial part of the business of Afplats
"Daily Official List"	the Daily Official List of the London Stock Exchange
"Facilities Agreement"	a facilities agreement dated 15 February 2007 and entered into between Implats and Standard Bank of South Africa Limited
"Form of Acceptance"	the Form of Acceptance and Authority for use by Afplats Shareholders in connection with the Offer
"Implats"	Impala Platinum Holdings Limited
"Implats Group"	Implats, its subsidiaries and its subsidiary undertakings (each such term as defined in the Companies Act 1985)
"Interim Implementation Regulations"	Takeovers Directive (Interim Implementation) Regulations 2006
"JPMorgan Cazenove"	JPMorgan Cazenove Limited of 20 Moorgate London, EC2R 6DA, United Kingdom.
"JSE"	JSE Limited, the Johannesburg Stock Exchange
"Leeuwkop 402 JQ"	the Farm Leeuwkop 402, registration division J.Q., North-West Province measuring 4603, 1957 (four thousand and six hundred and three comma one nine five seven) hectares
"Leeuwkop Mine"	the mine situated on Leeuwkop 402 JQ and to be further developed by the Afplats Group in order to conduct prospecting and mining operations in respect of platinum group metals and associated minerals
"Leeuwkop Phase 1"	the exploitation of the UG2 resources only, at a rate of 250,000 tonnes per month from an underground mine, producing 4,000 tonnes of platinum group metals concentrate per month from the onsite concentrator
"Leeuwkop Project" or "Leeuwkop"	The project to develop and operate a platinum group metals mine on Leeuwkop 402JQ on the basis set out in the competent persons' report

	compiled by SRK Consulting
"London Stock Exchange" or "LSE"	the London Stock Exchange plc or its successor
"Member State"	a member state of the European Union for the time being.
"Morgan Stanley"	Morgan Stanley & Co. Limited of 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom
"New Order Mining Permit"	a right to mine granted in terms of section 23 (1) of the South African Mineral and Petroleum Resources Development Act (No. 28 of 2002) or an old order mining right converted in terms of Item 7 of Schedule II of the South African Mineral and Petroleum Resources Development Act (No. 28 of 2002)
"New Order Prospecting Right"	a right to prospect granted in terms of section 17 (1) of the South African Mineral and Petroleum Resources Development Act (No. 28 of 2002) or an old order prospecting right converted in terms of Item 6 of Schedule II of the South African Mineral and Petroleum Resources Development Act (No. 28 of 2002)
"Offer"	the recommended cash offer to be made by Implats to acquire all the Afplats Shares on the terms and subject to the conditions set out in the Offer Document and the Form of Acceptance including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer and includes any election available in connection with it
"Offer Document"	the document to be addressed to Afplats Shareholders containing and setting out the terms and conditions of the Offer
"Offer Period"	the period commencing on (and including 14 February 2007) and ending on whichever of the following dates shall be the latest: (i) 3.00 p.m. on Day 21 of the Offer; (ii) the date on which the Offer lapses; and (iii) the date on which the Offer becomes or is declared unconditional as to acceptances
"Offer Value"	the price per Afplats Share to be received by Afplats Shareholders pursuant to the Offer

	multiplied by the number of Afplats Shares in issue at the time of announcement of the Offer
"Panel"	the Panel on Takeovers and Mergers
"Regulatory Information Service"	any information service authorised from time to time by the FSA for the purpose of disseminating regulatory announcements
"relevant securities"	Afplats Shares, other Afplats share capital and any securities convertible into, or exchangeable for, and rights to subscribe for, any of the foregoing
"Sansara"	Sansara Financial Services (Pty) Ltd of 65 Central Street, Houghton, Johannesburg, Gauteng, South Africa, 2041
"Scheme of Arrangement"	a scheme of arrangement under Section 425 of the Companies Act 1985
"subsidiary", "subsidiary undertaking", and "undertaking"	shall be construed in accordance with the Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Act)
"Third Party"	any government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental, administrative, fiscal or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction
"Transaction"	the proposed acquisition of Afplats Shares by Implats pursuant to the Offer
"Transaction Framework Agreement"	a transaction framework agreement dated 6 December 2006 and entered into between Implats and Afplats relating to the acquisition by Implats of 29.9 per cent. of Afplats' South African assets
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"United States"	The United States of America, its territories and possessions, all areas subject to its jurisdiction or any political subdivision thereof, any state of the United States of America and the District of Columbia
"Warrants"	the 5,719,904 listed warrants with ISIN code GB0031667164 and the 38,100,000 unlisted

	warrants (including but not limited to the 10,000,000 warrants issued on 24 November 2005 in the terms of an agreement signed between Afplats and Sunrise Financial Group Inc on 19 April 2004), each as issued by Afplats
"Western Limb of the Bushveld Igneous Complex"	the western portion of a large mafic-ultramafic layered intrusive body located in the North West Province of South Africa, covering a crescent shaped area stretching from Thabazimbi in the North, through Rustenburg in the South and Britz in the East
"Wider Afplats Group"	Afplats and its subsidiary undertakings, associated undertakings and any other undertaking in which Afplats and/or such undertakings (aggregating their interest) have a significant interest
"Wider Implats Group"	Implats and its subsidiary undertakings, associated undertakings and any other undertaking in which Implats and/or such undertakings (aggregating their interest) have a significant interest

All times referred to are London time unless otherwise stated.

13

IMP - Implats - Work stoppage at Impala Platinum

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code : IMPUY
("Implats" or "the company")

WORK STOPPAGE AT IMPALA PLATINUM

Implats confirms that there is an unprotected work stoppage at the company's operations on the Impala lease area in the North West Province. The stoppage involves most of the work force and relates to medical service demands. A meeting has been held with the National Union of Mineworkers (NUM) to discuss the issues arising from their memorandum of demands. Management has agreed in principle to address the main concerns. The parties have agreed to meet on Monday, 19 February 2007 to further discuss these issues. Management and the NUM have appealed to employees to resume work as soon as possible. Further announcements will be made in due course.

16 February 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited
Date: 16/02/2007 15:35:15 Produced by the JSE SENS Department.

14



Press releases

Record earnings of R4.3 billion for interim period on the back of high metal prices
15 February 2007

Impala Platinum Holdings Limited (Implats) today (15 February 2007) announced results for the six months ended 31 December 2006.

Key features

- Group platinum production up 8.5% to 1.018 million ounces
- Margin improves to 47%
- Headline earnings rise by 135% to R8.24 per share
- Safety unsatisfactory
- Dividend cover lowered to 1.7
- Lower Merensky volumes affects unit cost at Impala Platinum

Implats CEO David Brown says "Results for the half year were underpinned by the strength of the market for platinum group metals. Revenues per platinum ounce were up 72% in rand terms and 54% in dollar terms compared to the first half of the previous year resulting in total sales revenue of R14.9 billion or $2.05 billion. Operationally the group performed well with overall production up 8.5% to 1,018 million ounces of platinum due to a combination of higher production at IRS and the off-lease operating units which more than offset lower production at the Impala operation. As a result gross profit rose 112% to R7 billion."

Operating and financial performance

Safety remains of paramount importance to the group and the LTIFR improved by 4%. There were however seven fatal accidents during the period with six due to falls of ground. Safety efforts are to be refocused including improved visible leadership by supervisory staff.

Platinum production was down 7.8% at Impala Platinum to 545,000 ounces as a result of a

reduction in the ore mined and lower grade from the Merensky Reef which was partially offset by opencast UG2 ore. The unit cost per platinum ounce was 22% higher due to the lower platinum production. If the effects of the lower production were stripped out, costs would have risen by 13% because of inflationary increases, safety initiatives and more expensive opencast tonnes. Cost control still remains a key focus area for the operation.

The implementation of the new mining plan at Marula continues to exceed expectations and remains on schedule to achieve full production by the end of the 2009 financial year. Production in the interim period was up 76% to 33,200 ounces.

Zimplats produced 46,100 ounces of platinum in matte for the first half of financial year 2007, an increase of 6% on the comparable period of the previous financial year. Work on the two new underground mines (Portals 1 and 4) has commenced and is expected to increase production from the current 90,000 to 160,000 ounces in matte per annum by 2010.

Work on the R168 million Wedza Phase V expansion project at Mimosa has also started and will result in nameplate production rising to 100,000 ounces of platinum in concentrate per annum during 2007.

At Two Rivers, the joint venture between Implats and African Rainbow Minerals, full annual production of 120,000 ounces of platinum in concentrate is expected to be reached by the end of 2007.

Production at IRS improved to 472,500 ounces of platinum resulting in a net profit of R485 million, a 117% improvement on the previous comparable period and represents an 11% contribution to group net profit.

Black Economic Empowerment (BEE)

During the period under review Implats and Royal Bafokeng Holdings (Pty) Limited (RBH), wholly owned by the Royal Bafokeng Nation (RBN), both received shareholder approval for a BEE transaction (the 'Royalty transaction') which replaces the previously announced IRS transaction. In terms of this transaction, Impala Platinum will pay to the RBH an amount of R10.6 billion, being all the royalties due to the RBN from 1 July 2007 onwards in terms of the notarial mineral lease between Impala Platinum and the RBN. This amount will be used by the RBN to subscribe for 75.1 million shares (9.4 million pre share split) in Implats which together with the RBN's existing holding of 8 million shares (1 million pre share split), will result in a holding by the RBN companies of 13.4% in Implats. The previously announced IRS transaction has been allowed to lapse. The transaction is expected to be finalised in the second half of the financial year.

Afplats

A binding agreement was signed with African Platinum plc in terms of which Implats will acquire 29.9% of Afplats' South African assets. Funding acquired from the transaction will be used to develop the Leeukop Project in its initial phase. Implats' operational technical expertise will ensure that the project is successfully developed.

Market review

The platinum market remained in balance as demand, driven by diesel automotive emission legislation, was met by similar growth in supply of around 5%.The price moved up by 10% during the course of calendar year 2006 as a result of positive sentiment towards commodities in general, and platinum in particular. The palladium market recorded another year of significant surplus, while the rhodium market moved into deficit as the new emission standards for NOx currently being phased in worldwide required increased loadings on gasoline vehicles.

Prospects

CEO David Brown comments that "Fundamentals for PGMs remain sound going forward. The platinum market will continue to be tight due to the rollout of automotive emission legislation which now incorporates heavy duty vehicles and continuing growth in diesel market share in Europe. While the fundamental outlook for palladium continues to improve the price will be determined by the level of stock sales. The adoption of tighter NOx emission legislation will continue to impact the rhodium market in the medium term. Sustainability of the current high nickel price is unlikely. Implats' growth plan to 2.3 million ounces of platinum per annum by 2010 remains on track and we are investigating further expansion plans to increase annual production to 2.8 million ounces."

Queries:

David Brown
+27 11 731 9042
+27 83 254 4084

Bob Gilmour
+27 11 731 9013
+27 82 453 7100

...back to press releases

IMP - Implats - Possible cash offer for Afplats


15

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code: IMPUY
("Implats")

14 February 2007

Possible cash offer for African Platinum Plc ("Afplats" Or The "Company")

The Board of Impala Platinum Holdings Limited ("Implats") notes the announcement made by Afplats and confirms that it has approached the board of Afplats with regards to making a possible cash offer to acquire the entire issued and to be issued share capital of the Company for 55 pence per Afplats share.

On 11 December 2006, Implats and Afplats announced that they had entered into a binding Transaction Framework Agreement (TFA), under which Implats would acquire 29.9% of Afplats' South African assets. This transaction will continue to be implemented in accordance with the terms of the TFA, as previously announced.

This announcement does not amount to a firm intention to make an offer, and accordingly there can be no assurance that an offer for Afplats will be forthcoming. Implats reserves the right at its absolute discretion to make an offer at a value less than 55 pence with the agreement of the board of Afplats or in the event that a person not acting in concert with Implats announces an offer of less than 55 pence. A further announcement will be made if and when appropriate.

Enquiries:

Brenda Berlin Tel.: +27 11 731 9023

The directors of Implats accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent. or more of any class of 'relevant securities' of Afplats, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of

the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ' interest' in 'relevant securities' of Afplats, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Afplats by Afplats or by Implats, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Takeover Panel.

IMP - Implats - Trading statement
Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code : IMP
LSE Share Code : IPLA
ADR Code : IMPUY
("Implats" or "the company")

16

TRADING STATEMENT

Shareholders are advised that Implats' headline and basic earnings per share for the half year ended 31 December 2006 are expected to be between 120% and 140% higher than for the previous comparable period, being the half year ended 31 December 2005, largely due to stronger US Dollar prices received.

The financial information on which this trading statement is based has not been reviewed or reported on by the company's auditors. The financial results are expected to be published on 15 February 2007.

30 January 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited
Date: 30/01/2007 17:00:01 Produced by the JSE SENS Department.


IMPLATS
Distinctly Platinum

17

Press releases

NUM march at Impala Platinum

24 January 2007

Impala Platinum Holdings Limited (Implats) confirms that its major operating subsidiary, Impala Platinum Limited (Impala), located in Rustenburg has been handed a Memorandum from the National Union of Mineworkers (NUM) referring to a number of issues. The memorandum was handed to management on Tuesday, 23 January 2007, following a peaceful march by approximately 250 members of the NUM. Implats is currently investigating the matter and will engage with the NUM to resolve the issues.

Impala is proud of the initiatives that have been introduced under the able leadership of Dr Jon Andrews and Webster Diale and their team over the past 10 years to address all aspects of HIV/AIDS on the lives of its workforce. Of particular importance it should be noted that contrary to statements made by the NUM in the media, Impala does in fact provide Anti-Retrovirals and over 240 employees are successfully taking treatment.

Background on HIV/AIDS at Implats

HIV/AIDS receives high priority and focus across the Implats group.

Our initiatives are aimed at preventing further HIV transmission and, with treatment and management of the disease, to limit the impact of the infection on both the individual and the company.

HIV/Aids prevention programme

The key to successful prevention remains education and our employees fully understand the risk behaviour that will lead to contracting HIV. The programme increasingly focuses on educating employees who are already HIV-positive on how to prevent or delay progression of their infection to AIDS. The components of the programme are detailed below.

Current and new employees

All Impala Platinum employees undergo a formal HIV/AIDS education session at least once a year. It is particularly important to keep existing employees updated about the

progression of the epidemic within their own environment and across Southern Africa.

New employees receive special attention to ensure that their HIV knowledge is brought on par with their colleagues at Impala Platinum.

Implats employ full-time HIV-positive Peer educators who are living positively with HIV and who openly discuss their status to advise employees on the dangers of HIV and in particular how to prevent HIV from becoming AIDS.

Sexually transmitted infection (STI) programme

Contracting an STI clearly shows that HIV education has failed for either the patient or his or her partner. Impala Platinum therefore places high priority on the treatment and counselling of patients who present with STIs. The counselling includes re-education on the transmission of HIV and the increased susceptibility of patients with STIs to HIV. A voluntary and confidential HIV test is also strongly recommended to these patients.

Assisting employees living with HIV

Implats regards HIV as a chronic illness and as such the infection needs to be diagnosed, treated and carefully managed in order to delay the onset of AIDS.

Voluntary counselling and testing

Implats believes that every sexually active person in Southern Africa should know his or her HIV status. This is the essential and first step in managing HIV as a chronic illness. Impala Platinum provides free voluntary counselling and testing (VCT) for all employees and their partners as well as post-test counselling programmes run by professional counsellors from the Careways group.

Executive and senior management, as well as union leaders, have publicly given their support to the programme.

Treatment and wellness

It is essential that employees who have already been exposed to and have contracted the HI Virus have access to treatment and regular monitoring in order to delay or prevent the onset of AIDS.

Employees living with HIV have access to our Wellness Programmes, which include the provision of ART. ART is provided through the medical schemes available to our employees (Impala Medical Plan, DISCOVERY, UMVUSO, FEDHEALTH and TELEMED) and, in the event that an employee does not want to join a scheme then ART is provided directly by the company.

The Wellness Programmes are delivered through our clinics and primary healthcare facilities

and include regular medical check ups, CD4 Counts and viral loads. Nutritional supplements, treatment and prophylaxis against infectious opportunistic infections, and psychological support are provided through our counsellors and contracted psychologists as well as access to trained and experienced professional social workers, nurses, and doctors.

Implats remains fully committed to addressing the impacts of HIV/Aids and ensuring the well-being of every employee. Our medical services team led by Dr Jon Andrews has the full confidence of the company and its Board to continue to deliver the significant achievements of this Programme.

Queries:

Mike Teke
082-459-0776(Cell)

...back to press releases

AQP - Aquarius Platinum - IMP - Implats - Joint Press Release Announcement

18

IMPALA PLATINUM HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code: IMPUY
("Implats" or "the company")
Aquarius Platinum Limited
(Incorporated in Bermuda)
Registration Number: EC26290
Share Code JSE: AQP & ISIN Code: BMG0440M1029

("Aquarius Platinum")

AQUARIUS PLATINUM LIMITED AND IMPALA PLATINUM HOLDINGS LIMITED ANNOUNCE APPROVAL FOR LOW CAPITAL COST EXPANSION AT THE MIMOSA PLATINUM MINE

Aquarius Platinum Limited and Impala Platinum Holdings Limited are pleased to announce a low capital cost expansion to increase annual production capacity to 195,000 PGM ounces (100,000 platinum ounces in concentrate) at the Mimosa Platinum Mine in Zimbabwe.

The expansion project, known as "Wedza Phase V", follows four earlier successful expansion projects at Mimosa. The expansion is made possible by increasing concentrator capacity from 150,000 to 175,000 tonnes milled per month. The additional tonnage will be sourced from the existing South Hill mining infrastructure and will not have an impact on day-to-day operations.

Total capital cost of the expansion, which has an estimated payback period of twenty-four months, is forecast at $23.2 million and will be funded from retained cash flows.

Preliminary design work on the project commenced November 1st, 2006. The rapid construction schedule envisages completion in June 2007, with full production by July 2007.

All the necessary government and environmental approvals including National Project Status have been received.

For further information please contact:

Aquarius Platinum

In Australia

Willi Boehm

Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

In the United Kingdom and South Africa:

Nick Bias
BuckBias Ltd
+44 (0)7887 920 530

Impala Platinum

In South Africa

Les Paton
+27 (0)11 731 9018

Bob Gilmour
+27 (0) 11 731 9013

9 January 2007
Johannesburg
Date: 09/01/2007 09:00:02 Produced by the JSE SENS Department.

IMP - Implats - Finalisation of the Empowerment Transaction with the RBN

19

IMPALA PLATINUM HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code: IMPUY
("Implats" or "the company")

FINALISATION OF THE EMPOWERMENT TRANSACTION WITH THE ROYAL BAFOKENG NATION AND ITS SUBSIDIARIES ("THE RBN")

Shareholders were advised on 29 November 2006 that the empowerment transaction between Implats and the RBN had been approved by Implats shareholders, conditional on:

1. the signature by the Minister of Land Affairs of the Notarial Royalty Payment Agreement

2. the enactment of the necessary legislation to allow for the deductability of the pre-payment of the RBN royalty on a life-of-mine basis

Shareholders are advised that the parties have agreed to extend the date for fulfillment of the last remaining conditions precedent to finalising the transaction to no later than 28 February 2007. The transaction will be implemented in accordance with its terms as soon as these conditions precedent have been met. Shareholders will be advised of the fulfillment of the conditions precedent.

Johannesburg
15 December 2006
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited
Date: 15/12/2006 13:15:01 Produced by the JSE SENS Department.

IMP - Impala Platinum Holdings Limited - Progress with Conversion Rights

IMPALA PLATINUM HOLDINGS LIMITED

20

(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code : IMP
LSE Share Code : IPLA
ADR Code : IMPUY
("Implats" or "the company")

Progress with Conversion Rights

Impala Platinum Holdings Limited (Implats) is pleased to announce that a total of 5 new order prospecting rights have this month been notarially executed by the Department of Minerals and Energy (DME), North West in respect of properties adjacent to and associated with the existing Impala Platinum lease area.

The execution of these new order prospecting rights pursuant to the terms of the Mineral and Petroleum Resources Development Act further enhances the long term future of the Impala Platinum Lease area.

Prospecting will commence on each of the areas now secured within 6 months.

During October this year a new order prospecting right was executed in respect of a portion of the farm Hackney, adjacent to the existing Marula Platinum operations and thereby extending the long term potential of Marula Platinum. A prospecting right was also executed in respect of an exploration project on the Eastern Limb, known as Paradys Project.

The DME's cooperation and approach to these applications has been greatly appreciated.

A map of the properties involved indicating their relationship to the existing operations, is being prepared and will be available on the Implats website www.implats.co.za in due course.

Johannesburg
13 December 2006
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited
Date: 13/12/2006 15:30:01 Produced by the JSE SENS Department.

IMPO

Implats Signs Strategic Partnership Agreement
IMPALA PLATINUM HOLDINGS LIMITED

21

(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP & ISIN: ZAE000083648
ADR code: IMPUY & LSE share code: IPLA
("Implats")
AFRICAN PLATINUM PLC
("Afplats")
(Incorporated in the United Kingdom)
(Registration number 4422435)
LSE Share code: APP & ISIN: GB0031664823

IMPLATS SIGNS STRATEGIC PARTNERSHIP AGREEMENT WITH AFPLATS TO PARTICIPATE IN THE GREATER LEEUWKOP PROJECT

Impala Platinum Holdings Limited (Implats) and African Platinum plc (Afplats) have signed a binding Transaction Framework Agreement (TFA), in terms of which Implats will acquire 29.9% of Afplats' South African assets.

The TFA details the basis on which Implats will subscribe for this equity and assist Afplats in developing these assets. Implats will be granted certain rights / protections commensurate with its investment. A definitive agreement is currently being drafted with the aim to have concluded the transaction in the first quarter of 2007, subject to all required regulatory approvals being granted, thereby allowing immediate development of the Leeuwkop Project to commence.

Under the terms of the TFA, Afplats will transfer its South African subsidiaries, Afplats (SA), Imbasa Platinum and Inkosi Platinum into Newco, a newly formed South African incorporated company held 100% by Afplats. Implats will subscribe for an effective 29.9% of Newco for a consideration of ZAR 1.068 billion and will have an option, subject to Afplats shareholder approval which will be sought in early 2007, to convert its shareholding in Newco into Afplats equity in the future should Implats so wish.

The subscription money acquired from this transaction will be used to fund Afplats' ZAR 1 billion commitment to the Leeuwkop Project in terms of the recently signed agreement with their Black Economic Empowerment partners, the Bakwena Ba-Mogopa Traditional Community.

The cash injected from the proposed transaction will provide funding for the first two and a half years of the project's development. This will allow the remaining project funding to be secured at a lower cost once the project has been significantly de-risked and mining has commenced.

Implats' technical expertise at the operational level will ensure that the project is successfully and timeously developed in accordance with the Bankable Feasibility Study parameters.

Leeuwkop is located on the western limb of the Bushveld Complex in the North West province of South Africa near the town of Brits. Both the Merensky and the UG2 Reefs are found on the property, but the initial focus of the new mine will be the UG2 Reef. In respect of the UG2 Reef only, resources total 60.2 million ounces (4E). The initial project, which focuses on the Leeuwkop property contains reserves of 6.9 million ounces (4E), which are included in the above resources.

The initial life of mine is forecast at 20 years at an underground production rate of 3 million run-of-mine tonnes a year at a head grade of 3.95 g/t. The underground mine will be accessed via a twin vertical shaft system and mining operations will be fully mechanised. At full production, which is forecast to be achieved during 2010, the mine will produce in the region of 300,000 ounces (4E) in concentrate per annum. Concentrate will be transported to Impala Platinum's Mineral Processes in Rustenburg in terms of the previously signed 10 year offtake agreement with Impala Refining Services (IRS).

Total development capital expenditure is estimated, in today's money, to be ZAR 2.3 billion of which R1 billion is sourced from the Implats capital injection.

Implats is one of the world's largest producers of PGMs, and expects to produce in excess of 2 million ounces of platinum this year. The company has operations in South Africa and Zimbabwe and exploration projects in South Africa, Zimbabwe, North America and Madagascar. Implats employs close on 31,500 people. The company is listed on the JSE and the LSE and trades as a sponsored level 1 ADR in the United States.

Afplats is an exploration and development business focused on the platinum group metals trading on the Alternative Investment Market of the London Stock Exchange (ticker symbol APP). Afplats has three South African subsidiary companies, Afplats (Pty) Ltd, Imbasa Platinum (Pty) Ltd and Inkosi Platinum (Pty) Ltd. The company's primary asset is Afplats (Pty) Ltd, the entity which holds the prospecting permit to the Leeuwkop Project on the western limb of South Africa's Bushveld Complex.

For further information, please contact

Implats

David Brown
+27 11 731 9042

Brenda Berlin
+27 11 731 9023

Afplats

Roy Pitchford
+27 11 367 1858

Russell Lamming

+27 (11) 467 1858

11 December 2006
Date: 11/12/2006 09:00:01 Produced by the JSE SENS Department.

Implats - Results Of General Meeting

IMPALA PLATINUM HOLDINGS LIMITED

22

(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000083648
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code: IMPUY
("Implats" or "the company")

RESULTS OF GENERAL MEETING

Shareholders were informed on 28 September 2006 of an agreement with the Royal Bafokeng Nation and its subsidiaries ("the RBN") whereby Impala Platinum Limited would discharge its obligations to periodically pay royalties to the RBN from 1 July 2007. The RBN will, after the conclusion of this transaction and in aggregate, hold 13.4% of the fully diluted issued ordinary share capital of Implats.

Shareholders are advised that at the general meeting held today, all the special and ordinary resolutions proposed in the circular to Implats shareholders, dated 6 November 2006, were approved by the requisite majority of shareholders. The special resolutions will be lodged with Companies and Intellectual Property Registration Office for registration.

The only outstanding conditions precedent to finalising the transaction are the signature by the Minister of Land Affairs of the Notarial Royalty Payment Agreement and the enactment of the necessary legislation to allow for the deductability of the pre-payment of the RBN royalty on a life-of-mine basis, whereafter the transaction will be implemented in accordance with its terms.

Shareholders will be advised once these conditions precedent have been met.

Johannesburg
29 November 2006
Sponsor:
Deutsche Securities (SA) (Pty) Limited
Date: 29/11/2006 12:30:02 PM Produced by the JSE SENS Department

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP & ISIN: ZAE000003554
ADR code: IMPUY & LSE share code: IPLA
("Implats")

23

RESULTS OF ANNUAL GENERAL MEETING AND SUBDIVISION OF SHARES

1. Results of annual general meeting

Shareholders are advised that at the annual general meeting held today, all the special and ordinary resolutions proposed were approved by the requisite majority of shareholders. The special resolutions will be lodged with the Companies and Intellectual Registration Office for registration.

2. Subdivision of shares

The special resolutions referred to above included a special resolution to subdivide each ordinary share of 20 cents each into eight ordinary shares of 2.5 cents each to improve liquidity and tradability of the shares.

The table below sets out the effects and the important dates and times of the subdivision:

Prior to the subdivision:

Authorised share capital	R
100 000 000 ordinary shares of 20 cents each	20 000 000.00
5 501 000 "A" ordinary shares of 20 cents each	1 100 200.00
	21 100 200.00
Issued share capital	
69 381 835 ordinary shares of 20 cents each	13 876 367.00

After the subdivision:

Authorised share capital	R
800 000 000 ordinary shares of 2.5 cents each	20 000 000.00
44 008 000 "A" ordinary shares of 2.5 cents each	1 100 200.00
	21 100 200.00
Issued share capital	
555 054 680 ordinary shares of 2.5 cents each	13 876 367.00

Important dates and times	2006
Special resolution lodged with CIPRO on or about	Friday, 13 October
Last day to trade in Implats ordinary shares with a par	

value of 20 cents each on	Friday, 3 November
Trading commences in Implats ordinary shares with a par value of 2.5 cents each under the new ISIN of ZAE 000083648 on	Monday, 6 November
Record date for the subdivision on	Friday, 10 November
Implats ordinary shares with a par value of 2.5 cents each issued on	Monday, 13 November
Replacement certificates reflecting the subdivision will be posted to certificated shareholders whose share certificates havebeen received by 12:00 on Friday 10 November	Monday, 13 November

If share certificate have not been received by 12:00 on Friday, 10 November 2006, replacement share certificates will be posted within five business days of receipt of the share certificates.

Dematerialised ordinary shareholders will have their accounts at their CSDP or broker updated on	Monday, 13 November

Notes:

1. All times given in this circular are local times in South Africa.

2. Share certificates with a par value of 20 cents each (pre-subdivision) may not be dematerialised or rematerialised after Friday, 3 November 2006.

3. The additional 147 220 ordinary shares of 20 cents each issued to the Implats Share Incentive Trust on 11 September 2006 have been included in 2 above.

Johannesburg
12 October 2006
Sponsor
Deutsche Securities (SA) (Pty) Ltd


IMPLATS
Distinctly Platinum

24

Press releases

Extension of special mining lease
29 September 2006

ASX Announcement

On 24 May 2006 Zimplats signed an agreement with the Government of Zimbabwe which allowed for the transfer of claims outside of Zimplats' expansion area to Government in exchange for a combination of cash and empowerment credits. This agreement also provided for the extension of the Special Mining Lease area in the Hartley Chamber of the Great Dyke so that all remaining claims required for the long-term expansion plan are incorporated within the same lease.

Shareholders are advised that the extension of the Special Mining Lease referred to above has been approved by the Mining Affairs Board in Zimbabwe, and the Company has received official notification of this on 27 September 2006.

This approval provides security of tenure that allows Zimplats to progress with its drilling programme and feasibility study work for its expansion programme.

For further information contact:

Mr. G Sebborn
Chief Executive Officer
Zimplats

Tel: + 263 4 332 590
Fax:+ 263 4 332 490
Email: greg.sebborn@zimplats.co.zw

...back to press releases

25


IMPLATS
Distinctly Platinum

Press releases

Joint announcement regarding a revised black economic empowerment transaction in respect of Implats

28 September 2006

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
ISIN: ZAE000003554
("Implats")

Royal Bafokeng Nation
("RBN")

Royal Bafokeng Holdings (Pty) Limited
(Incorporated in the Republic of South Africa)
(Registration number 2006/006906/07)
("RBH")

1. **Introduction**

On 4 July 2006 shareholders of Implats approved a broad-based black economic empowerment ("BEE") transaction between Implats and its anchor empowerment partner, the RBN. In terms of that transaction, a corporate member of the RBH group would acquire a 49% undivided interest in the business of Impala Refining Services Limited ("IRS") and would have the right to convert this interest into a direct shareholding of approximately 7,44% in Implats ("the IRS Transaction"). Implats shareholders also approved the creation of an Employee Share Ownership Programme ("ESOP"). The ESOP has since been implemented, and the Morokotso Trust established in terms of the ESOP holds 2 054 072 shares in Implats.

Following Implats" shareholder approval of the IRS Transaction, further discussions with National Treasury ("NT") made it apparent that Impala Platinum Limited ("Impala") will probably not be able to offset any existing royalties payable to the RBN against royalties payable to the State under the revised draft Royalty Bill. As a result of this and other considerations, Implats and RBH (the "Parties") agreed to review the IRS Transaction and examine ways in which the Parties" interests could be better aligned through a mutually beneficial revised transaction. Implats and RBH are pleased to announce that they have reached agreement in principal in terms of which:

i. [1.1] the agreements relating to the IRS Transaction will be allowed tolapse;

ii. [1.2] Impala will pay all royalties due and payable to the RBN for the 32-year period from 1 July 2007 to the last day of the lease period ("the Royalty Payment"); and

iii. [1.3] the RBN, through RBH or one of its subsidiaries, will subscribe for 9 389 400 ordinary shares in Implats.

The effect of the above steps (collectively "the Royalty Transaction") will be that, subject to the approval

of Implats shareholders, Impala will have discharged its obligation to periodically pay royalties to the RBN from 1 July 2007, and the RBN will, in aggregate, hold 13,4% of the fully diluted issued ordinary share capital of Implats.

The Royalty Transaction is based inter alia on the understanding from NT that, should the Royalty Bill allow for an offset, Impala will receive such offset credits.

2. **Rationale**

Implats has embraced the principles of transformation as a strategic imperative to reinforce its position as a leading southern African mining company. The choice of the RBN as Implats" anchor partner will be reinforced by the Royalty Transaction, through which RBH will become the single largest shareholder in Implats. The RBN continues to recognise Implats as its primary strategic relationship within the platinum industry.

Implats and the RBN believe that the Royalty Transaction is attractive to both Parties, and is more efficient than the IRS Transaction from an Implats shareholder perspective for inter alia the following reasons:

- Implats will retain 100% of the value in and cashflow from IRS;
- Implats" cashflow will increase due to the fact that royalties will no longer be paid periodically to the RBN; and
- Implats shareholders" and the RBN"s interests are aligned, with immediate effect.

RBH will have direct management involvement in Impala, focusing particularly on skills transfer and employment equity.

The Parties have committed to continue to support the community of the greater Bojanala area and particularly the women of that area, through the creation of a local economic development trust. The Parties will contribute an amount of R340 million over a ten year period from 2006 and at least 50% of the total amount (representing the equivalent of R170 million) will be specifically for the benefit of the women of the area.

The Royalty Transaction will result in a 33,6% empowerment ownership (including the Incwala transaction) at Impala, which exceeds the empowerment objectives of the Mining Charter.

3. **The Royalty Transaction**

i. [3.1] The IRS Transaction

Implats, the RBN and RBH have agreed to allow the IRS Transaction to lapse, while recognising the BEE facilitation provided to the RBN under this transaction. It was further agreed that the rights, obligations and benefits of each of Implats and the RBN, under the IRS Transaction should, as far as is appropriate and practicable, be preserved under the Royalty Transaction.

ii. [3.2] Terms of the Royalty Transaction

a. [3.2.1] The Royalty Payment

Impala will pay all royalties due under Notarial Mineral Lease K 5966/03LM to the RBN in respect of the period between 1 July 2007 and the last day of the lease period. Such Royalty Payment will amount to R10,6 billion.

b. [3.2.2] The Subscription

The RBN, through RBH or one or more of its subsidiaries will subscribe for 9 389 400 shares in Implats (12,1% of the fully diluted issued ordinary share capital of Implats) ("the Subscription"). Based on an Implats closing price of R1 290 per share as of 22 September 2006, the value of the shares subscribed for by the RBN is R12,1 billion. The difference between R12,1 billion and R10,6 billion is a discount of R1,5 billion or 12,6% and will be reflected in Implats" income statement as a BEE charge. This amount approximates the BEE charge that would have been incurred in the IRS Transaction. The actual BEE charge will be determined by the share price on the effective date, as defined in paragraph 3.5.

RBH currently holds 1 000 000 Implats ordinary shares (1,3% of the fully diluted issued ordinary share capital of Implats) and, after the Subscription, will hold 10 389 400 shares, representing a 13,4% shareholding in Implats on a fully diluted basis.

iii. [3.3] Lock-in

RBH will not be entitled to dispose of, in whole or in part, the 9 389 400 Implats ordinary shares subscribed for in terms of the Royalty Transaction until 31 May 2014, to ensure that Impala's empowerment credentials are retained for the period required in terms of the Mining Charter and Mining Scorecard, unless the Department of Minerals and Energy indicates in writing that a

disposal by RBH will not adversely affect Impala"s empowerment credentials.
In the event of a change of control of Implats, RBH will be entitled to dispose of these 9 389 400 ordinary shares in Implats subject to certain conditions.

iv. [3.4] Board representation
RBH currently has the right to nominate one director to the Implats board and RBH, for so long as it holds no fewer than the 9 389 400 Implats ordinary shares to be issued in terms of the Subscription, shall have the right to nominate an additional director to the Implats board. RBH shall also have the right to nominate three out of the ten Impala board members, at least one of whom shall be a black woman and one of whom shall be nominated as the Deputy Chairman of Impala.

v. [3.5] Effective date
The effective date of the Royalty Transaction shall be five business days after the fulfillment or waiver, as the case may be, of the conditions precedent set out in paragraph 3.6 below. The Royalty Payment is payable on the effective date, which is also the date on which the Implats ordinary shares will be issued in terms of the Subscription.

vi. [3.6] Conditions precedent
The Royalty Transaction is subject to the fulfillment of the following conditions precedent by not later than 31 December 2006, or such later date as the Parties may agree in writing:

- signing of the requisite agreements;
- the obtaining of all necessary regulatory approvals, including the JSE Limited;
- approval of the requisite change to tax legislation to permit the tax deduction of any payment in advance of royalties due to the RBN;
- the obtaining by Implats of a fair and reasonable opinion in respect of the Royalty Transaction;
- the obtaining of such shareholder approvals as may be required from the shareholders of Implats;
- ratification by the Kgotha Kgothe of the RBN; and
- the obtaining by the RBN, on terms and conditions (if any), acceptable to Implats, of any necessary approvals, consents, permissions or other authorisations to the Notarial Royalty Payment Agreement and to the exercise of rights in terms thereof, in terms of the Bophuthatswana Land Control Act, 1979.

vii. [3.7] Voting at the general meeting
The RBN is an existing shareholder in Implats and, because it has an interest in the Royalty Transaction, will not vote on any resolutions at the general meeting relating to the Royalty Transaction.

4. **Impact of the Royalty Transaction**

i. [4.1] BEE shareholding in Implats
The BEE shareholding in Implats after the implementation of the Royalty Transaction will be:

RBH shares (pursuant to the Royalty Transaction)	9 389 400
RBH shares currently held	1 000 000
ESOP	2 054 072
Total shares in issue (excluding treasury shares)	**77 393 393**
RBH shareholding (after the Royalty Transaction)	13,4%

ii. [4.2] Compliance with the Mining Charter
Based on the gross platinum production of Implats in 2006, the empowerment ownership in Impala will be:

RBH holding (pursuant to the Royalty Transaction)	20,0%
RBH (existing)	2,1%
ESOP	4,4%
Incwala credits	7,1%

Total empowerment shareholding 33,6%

Implats believes that it is on target to meet all the other elements of the Mining Charter and the Mining Scorecard including employment equity, procurement and skills development.

5. **Discussions with National Treasury**
Because of the uncertainty in relation to the draft Royalty Bill, which is due to be published in October 2006 for comment, the Parties have met with the NT and have entered into the Royalty Transaction based on:

    i. [5.1] NT having recommended to the Minister of Financé that legislation to permit the normal life-of-mine tax deduction of any payment in advance of royalties due to communities be tabled in Parliament; and

    ii. [5.2] the understanding that should the Royalty Bill allow for an offset of any State royalty against the royalty paid by mining companies to communities, Impala will receive such offset credits notwithstanding the fact that the RBN royalty will have been prepaid.

    Based on the above, the Parties have treated the Royalty Payment as tax deductible on a life-of-mine basis in determining the terms of the Royalty Transaction.

6. **Financial effects of the Royalty Transaction**
The unaudited *pro-forma* financial effects of the Royalty Transaction for the financial year ended 30 June 2006 are set out in the table below to assist Implats" ordinary shareholders to assess the impact of the Royalty Transaction on Implats" basic earnings per share, headline earnings per share, fully diluted earnings and headline earnings per share, net asset value per share and tangible net asset value per share, based on the audited results for the year ended 30 June 2006.

These unaudited *pro-forma* financial effects have been presented for illustrative purposes only and may not give a fair reflection of Implats" financial position nor the effect on future earnings post the implementation of the Royalty Transaction. The directors of Implats are responsible for the preparation of the unaudited pro-forma financial effects.

	Before (1)	After (2)	% change
Basic EPS (cents)	6607	4084	(38%)
Diluted EPS (cents)	6589	4075	(38%)
Basic HEPS (cents)	6006	3558	(41%)
Diluted HPS (cents)	5989	3550	(41%)
NAV per share (cents)	21 001	32 314	54%
NTAV per share (cents)	20 911	18 186	(13%)

1. Extracted from the audited Implats financial statements for the year ended 30 June 2006.
2. Earnings and headline earnings per share after the Royalty Transaction have been determined assuming that the Royalty Transaction was implemented on 1 July 2005, as follows:

    - Eliminating the annual royalty charge under the Notarial Mineral Lease between the RBN and Impala amounting to R858,1 million before tax and R604,8 million after tax at 29%;

    - Amortising the Royalty Payment of R10,6 billion using the units of production basis (assuming a straight line charge over 30 years for the purposes of the pro-forma financial effects), amounting to R352,8 million before tax and R254,3 million after tax at 29%. This amortisation will commence in financial year 2008 being the first year covered by the Royalty Payment. The transaction assumes that Implats will get a tax deduction for the Royalty Payment in line with the accounting treatment;

    - Charging an amount of R1,5 billion, being the difference between the value of the new ordinary shares issued (R12,1 billion) and the value of the Royalty Payment (R10,6 billion), as a BEE compensation charge;

    - Creating an expense of R83,6 million (the present value of the estimated future payments at a discount rate of 13,35%) for the liability relating to the commitment to contribute up to R170 million up to 30 June 2016 to the Bafokeng Impala Development Trust;

- Charging R11,2 million, representing the impact of unwinding the discounted community development liability noted above;
- Charging R6 million, representing the estimated transaction costs before tax (assumed that these costs will be tax deductible); and

Issuing an additional 9 389 400 new ordinary shares, increasing the weighted average number of shares in issue during the year to 75,157 million for basic earnings and headline earnings per share and to 75,338 million for diluted earnings and headline earnings per share. Net asset and tangible net asset value per share after the Royalty Transaction have been determined assuming that the Royalty Transaction was implemented on 30 June 2006, as follows:

- Raising a royalty asset of R10,6 billion, being the agreed value of the Royalty Payment;
- Raising additional share capital at R12,1 billion, being the issue of 9 389 400 new ordinary shares at a price of R1 290 per share;
- Charging an amount of R1,5 billion to retained income, being the difference between the value of the new ordinary shares issued (R12,1 billion) and the value of the royalty payment (R10,6 billion), as a BEE compensation charge;
- Raising a R83,6 million community development liability relating to the commitment with regards to the Bafokeng Impala Development Trust (present value of estimated future payments at a discount rate of at 13,35%) with a corresponding "community development expense" to retained earnings;
- Reducing "cash and equivalents" by R6 million and charging retained earnings with this amount, representing the estimated transaction costs; and
- Issuing an additional 9 389 400 new ordinary shares, increasing the total number of ordinary shares in issue to 75,339 million; and
- Treating the royalty asset of R10,6 million as an intangible asset for the purposes of calculating the tangible net asset value per share.

7. **Circular to shareholders**
A circular setting out full details of the Royalty Transaction, including a notice of general meeting, will be posted to shareholders by the end of October 2006. The general meeting is expected to be held by no later than end November 2006.

Johannesburg
28 September 2006

Financial adviser and transaction sponsor to Implats
Morgan Stanley South Africa (Pty) Limited

Legal and tax adviser to Implats
Deneys Reitz

Reporting accountants to Implats
PricewaterhouseCoopers Advisory Services (Pty) Limited

Sponsor to Implats
Deutsche Securities (SA) (Pty) Limited

Investment bank to RBH
Standard Bank

Adviser to RBH
Thebe

Legal adviser to RBH
Bell Dewar Hall

...back to press releases

26


IMPLATS
Distinctly Platinum

Press releases

Implats reports record sales revenues up 40% to R17.5 billion
25 August 2006

Excellent results on the back of a strong market for platinum group metals

Impala Platinum Holdings Limited (Implats) today (25 August 2006) reported results for the year ended 30 June 2006. The company's annual report will be posted to shareholders today.

Key features of the annual results

- Safety levels improve to record lows
- Gross platinum production steady at 1.846 million ounces with PGM production at 3.49 million ounces
- Record production at Impala of 1.125 million ounces of platinum (2.003 million ounces of PGMs)
- 40% growth in sales revenues to R17.5 billion
- Group unit cost per platinum ounce refined up by 8.7% (excluding share-based payments as per IFRS2)
- Gross margins for the Group increase from 34% to 42% while Impala improved from 42% to 53%
- Headline earnings per share rose by 39% to 6,006 cents
- Final dividend of R22.00 per share, bringing the total dividend for the year to R87.00

Says CEO, Keith Rumble, "The 2006 financial year was characterised by high levels of profitability assisted by higher metal prices and a strong market for platinum group metals. This resulted in record sales revenues of R17.5 billion ($2.7 billion). The significant improvement in Group margins from 34 to 42%, and from 42 to 53% at Impala, bear testament to the strength of our underlying business fundamentals and the Group's determination that cost control remains a primary focus."

Operating and financial performance

Results for the year were underpinned by the strength of the market for platinum group metals driven primarily by automotive demand. The price of platinum reached an all-time high of $1,335 per ounce in May 2006, while rhodium exceeded $6,000 per ounce in the same month. Dollar revenues per platinum ounce sold rose by 35% while rand revenues were 38% higher owing to the 3% depreciation of the currency. Operating profit was 73% higher at R7.3 billion. However, net profit decreased year-on-year to R4.4 billion due to the impact of the extraordinary profit from the Lonplats sale in the previous year.

Safety remains a key focus and this is reflected in another record safety performance by the Group. Keith Rumble comments "During my five year tenure at Implats safety has been very high on my agenda and I am particularly proud of our safety record where both LTIFR and FIFR have improved by approximately 60% over this period and are now at all time lows."

Group gross platinum production was virtually unchanged at 1.846 platinum ounces with record production at all mining operations. Impala Platinum reported record production of 1.125 million ounces of platinum contributing 61% toward gross production. However this was about 30,000 platinum ounces less than expected owing to a lower than anticipated grade, slower than envisaged improvements in mining efficiencies and three lost shifts due to COSATU stayaways.

Steady progress is being made at Marula Platinum with the interim mining rapidly approaching steady state. Platinum production increased by 34% to 40,000 ounces and full production of 136,000 ounces of platinum in concentrate is expected by the end of FY2009.

The Two Rivers Platinum commenced mining this year and first concentrate was dispatched to IRS on 15th August 2006. Full production will be reached in FY2008 adding significant growth to Implats' portfolio over the next five years.

Zimplats delivered an excellent performance increasing production by 4% to 90,300 ounces of platinum-in-matte while limiting cost increases to just over 3% on the previous year supporting the move from more expensive opencast tonnages to underground production. Margins have improved by 109% over the period to 42%. The approval of Phase 1 of the long-term expansion plan will require the investment of US$258 million and will see production increase to 160,000 ounces of platinum per annum by FY2010.

Production at Mimosa continues to exceed expectations and was up 8% to a record 72,200 ounces in concentrate. The expansion project to 85,000 ounces of platinum was completed on time and under budget. Incremental expansions continue to be considered.

Although production at IRS declined due largely to movements in pipeline stocks, financially its performance exceeded expectations increasing by 53% and contributing 18% to group headline profit.

Group unit costs per platinum ounce refined excluding share-based payments were up 8.7% over the period in part as a result of the 6.5% wage and benefits increase and static production volumes.

Black Economic Empowerment

Black Economic Empowerment has been a key focus during the year for the Group. On conclusion of these transactions Impala would have exceeded the ten-year (2014) and Marula the five-year (2009) BEE equity ownership targets set by legislation whilst at the same time ensuring affordable, sustainable and broad-based compliance.

At the Impala Platinum level three separate transactions have been entered into, namely the creation of Incwala Resources, an agreement with the Royal Bafokeng Group and the creation of an Employee Share Ownership Programme (ESOP). When fully implemented and calculated as an interest in Impala Platinum these will account for a BEE equity ownership of around 26%.

At Marula Platinum agreements have been concluded with three equal partners for a combined stake of 22.5% in the operation.

The market

The platinum market remained in balance for 2005 as demand was driven mainly by the automotive sector, offset by a further decline in jewellery demand which is now at a ten year low. As has been the case in recent years tightening diesel emission legislation coupled with further growth in European diesel car sales were the main drivers in this sector.

Despite another surge in jewellery demand the palladium market registered a fifth consecutive year of substantial surplus in 2005. The automotive sector remains the backbone of demand and accounted for in excess of 50% of usage in 2005. It is on the supply side where substantial de-stocking by the Russians resulted in the market remaining over-supplied.

The Rhodium market moved into deficit in 2005 as a result of strong demand from the automotive industry as a result of the tightening NOx emission legislation. Demand was also aided by the ongoing expansion of the glass industry.

Prospects

Says Keith Rumble, "Prospects for PGMs remain sound, and we continue our consistent growth in production, targeting 2.3 million ounces of platinum by FY2010. Production in FY2007 is anticipated to exceed 2 million ounces of platinum.

"Costs and productivity remain the core focus for the Group. Capital expenditure is set to continue to rise to R2.94 billion in FY2007, due mainly to the 16 and 20 shaft projects, the smelter upgrade at Impala Platinum, and the Phase 1 expansion at Zimplats. In line with anticipated market conditions and an increase in production, headline earnings are expected to be higher in the 2007 financial year."

Queries:

David Brown

+27 11 481 3926
+27 83 254 4084

Bob Gilmour
+27 11 481 3913
+27 82 453 7100

...back to press releases

27


IMPLATS
Distinctly Platinum

Press releases

Trading Statement
11 August 2006

Shareholders are advised that Impala Platinum Holdings Limited's headline earnings per share for the year ended 30 June 2006 are expected to be between 35% and 40% higher than for the previous comparable period, being the year ended 30 June 2005. This is higher than that announced in the recent production update largely as a result of a weaker Rand at the end of the financial year.

Basic earnings per share will be between 15% and 20% lower than for the previous comparable period, being the year ended 30 June 2005, which benefited from the net impact of the profit from the sale of the Lonplats shareholding and the Marula impairment charge.

The financial information on which this trading statement is based has not been reviewed or reported on by the company's auditors. The audited financial results will be published on 25 August 2006.

Johannesburg
11 August 2006

Sponsor: Deutsche Securities (SA) (Proprietary) Limited

...back to press releases

28


IMPLATS
Distinctly Platinum

Press releases

Implats signs agreement with Mmakau Mining on Marula Platinum

05 July 2006

Impala Platinum Holdings Limited (Implats) is pleased to announce the signing of an agreement with Mmakau Mining relating to the acquisition of a stake in Marula Platinum Mine.

In terms of this HDSA ownership transaction, Mmakau Mining will acquire a 7.5% equity stake in Marula Platinum effective 1 July 2006 on the same terms as those agreed with Tubatse Platinum.

This agreement raises black economic ownership in Marula Platinum to 22.5% which exceeds the five year targets of the Mining Charter. Mmakau Mining becomes the third partner along with Tubatse Platinum and the Marula Community Trust who have also each acquired a 7.5% equity stake in the operation.

Mmakau Mining is an established mining entity, chaired by its founding shareholder, Bridgette Radebe, that has played a facilitating role with various stakeholders involved in the development of the Marula mine.

Les Paton, Implats Executive Director responsible for Marula Platinum says, "Mmakau Mining has been involved at Marula since inception, and the conclusion of this agreement will complement the expertise and experience of our other BEE partners."

Bridgette Radebe says, "Implats is to be applauded for making this bold move in including community and empowerment representation in this important operation. It not only advances economic independence in marginalised indigenous communities, but also makes them an asset of the organisation itself."

Implats acquired Marula Platinum mine (previously the Winnaarshoek project), situated on the Eastern Limb of the Bushveld Complex, in December 2000, as a result of its acquisition of Toronto-listed Platexco Inc. Implats also entered into an agreement with Anglo Platinum regarding the right to mine portions of the contiguous Driekop property in order to improve the economic viability of the mine and broaden the mineral resource base. The adjacent Clapham and portions of the Forest Hill property have also been incorporated into the operation.

Production of 29,800 ounces of platinum in concentrate was achieved in financial year 2005 with full production of 140,000 ounces scheduled for 2009.

For further information, please contact

Implats
Les Paton
(011) 481 3916
(011) 481 3916
082 448 7102

Rob Dey
(011) 481-3916
082 448 2539

Mmakau Mining
Jos Haumann
(011) 880-0206

Ewald Müller
(011) 442-0289
083 255 9595

...back to press releases

29


IMPLATS
Distinctly Platinum

Press releases

Results of General Meeting

04 July 2006

1. **RESULTS OF GENERAL MEETING**
   Shareholders of Implats are referred to the joint announcement by Implats and Royal Bafokeng Holdings (Proprietary) Limited dated 14 December 2005 and the circular to Implats shareholders dated 12June 2006 regarding a proposed black economic empowerment transaction that would result in the Royal Bafokeng Group ultimately holding approximately 9% of the Implats ordinary shares on a fully diluted basis and the implementation of an Employee Share Ownership Programme ("ESOP") in respect of approximately 3% of the Implats ordinary shares ("the transaction").

   At the general meeting of Implats shareholders held at 8:00 on Tuesday, 4July 2006, the ordinary and special resolutions tabled at the meeting to give effect to the transaction were approved by the requisite majorities.

   The special resolutions have been lodged with the Companies Intellectual Property Registration Office for registration.

2. **LISTING OF ADDITIONAL IMPLATS SHARES**
   Application will be made to the JSE Limited for the listing of 2 054 072 new Implats ordinary shares to be allotted and issued in terms of the ESOP.

   It is anticipated that the additional Implats ordinary shares will be listed from the commencement of business on Friday, 7 July 2006.

Johannesburg
4 July 2006

...back to press releases

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
ISIN: ZAE000003554
("Implats" or "the company")

30

IMPLATS PRODUCTION UPDATE

Shareholders are advised that Implats' headline earnings per share for the full year ending 30 June 2006 are still expected to be 20 - 30% higher than that of the last financial year as announced at the interim results in February 2006. This is lower than market expectation as a result of lower than anticipated production.

Despite record production from the Impala Lease Area, its production was lower than expected due to a combination of grade problems, slower improvements in mining efficiencies and three lost production shifts due to COSATU national stayaways. This was compounded by lower than expected receipts by Impala Refining Services Limited (IRS).

The financial information on which this announcement is based has not been reviewed or reported on by the company's auditors. The financial results for the year ended 30 June 2006 are expected to be published on 25 August 2006.

14 June 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited
Date: 14/06/2006 03:30:02 PM Produced by the JSE SENS Department

31


IMPLATS
Distinctly Platinum

Press releases

Joint news release
07 June 2006

Implats signs agreement with Tubatse Platinum (Pty) Ltd and the Marula Community Trust on Marula Platinum (Pty) Ltd

Impala Platinum Holdings Limited (Implats) announced today, 7 June 2006, the signing of the agreements relating to the acquisition of a stake in Marula Platinum Mine (Pty) Ltd by the Tubatse Platinum (Pty) Ltd and the Marula Community Trust.

Implats acquired Marula Platinum mine (previously the Winnaarshoek project), situated on the Eastern Limb of the Bushveld Complex, in December 2000, as a result of its acquisition of Toronto-listed Platexco Inc. To improve the economic viability of the project and broaden the mineral resource base, Implats also entered into an agreement with Anglo Platinum regarding the right to mine portions of the contiguous Driekop property. The adjacent Clapham and portions of the Forest Hill property have also been incorporated into the project.

In terms of the HDSA ownership transaction, both Tubatse Platinum and the Marula Community Trust will each acquire a 7.5% equity stake in Marula Platinum effective 1 July 2006, subject to the finalisation of the funding agreement. Implats will provide a full guarantee for the Marula Community Trust debt and will also guarantee Tubatse Platinum's debt until December 2014. The 15% black economic ownership in Marula Platinum is in line with the five year targets of the Mining Charter.

Tubatse Platinum is a broad-based HDSA empowerment consortium from local business (incorporating over 20 business groups and is majority women-owned) in the Limpopo Region (in which the mine operates). The Marula Community Trust will ensure sustainable benefit flows to the local community over the life of the mine and beyond.

Les Paton, Implats Executive Director responsible for Marula Platinum says "Marula is a vital part of Implats' growth strategy. Tubatse Platinum's investment along with that of the Trust will facilitate the development of the mine and will ensure that our commitment to the building of a viable business relationship with previously disadvantaged communities is met."

Danny Msiza, Chairman of Tubatse Platinum, says "We appreciate Implats' initiative in including local community and identifiable business representation in the mining operation.

This serves to advance economic independence and self sufficiency of marginalised indigenous communities thus creating opportunities for wealth creation and sharing."

In concurring with the agreement Howard Maimela, one of the trustees of the Marula Community Trust, said "This opportunity will assist the community in identifying and acting on initiatives for the economic and social development of the community at large."

Discussions are ongoing with Mmakau Mining in connection with that company's participation in the project and Implats is looking forward to a positive outcome.

Production of 29,800 ounces of platinum in concentrate was achieved in financial year 2005 with full production of 140, 000 ounces scheduled for 2009.

For further information, please contact

Implats
Les Paton
(011) 481 3916
082 448 7102

Rob Dey
(011) 481-3916
082 448 2539

Tubatse Platinum
Danny Msiza
(015) 293 0357
082 808 3191

Marula Community Trust
Howard Maimela
082-969-0049

Avalanche Capital
(Corporate and legal advisors to Tubatse and the Trust)
Kinesh Pather
082 377 3086

Media enquiries contact

Ilse Meiring for Impala Platinum
011 481 3943

Macks Lesufi for Tubatse Platinum
083 3105602

...back to press releases

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
ISIN: ZAE000003554
("Implats")

32

ASX ANNOUNCEMENT

EMPOWERMENT AGREEMENT AND NEW EXPANSION PROJECT

Impala Platinum Holdings Limited (Implats) is pleased to announce that their subsidiary Zimplats has reached agreement with The Government of Zimbabwe which creates the platform for further large scale investments into this operation.

Following extensive negotiations Zimplats has signed an agreement with the Government of Zimbabwe relating to the release of a portion of its mining claims in exchange for a combination of empowerment credits and cash. In addition, the agreement ensures that the ground required for long term expansion is secured under the special mining lease regime.

In terms of this agreement, Zimplats will release claims together amounting to 36% of the company's resource base on the Great Dyke in Zimbabwe. The contained metal in the ground to be released is 51 million ounces of platinum or 99 million ounces 4E (platinum, palladium, rhodium and gold).

The released ground is outside of Zimplats' long term expansion programme of 1 million platinum ounces per annum over a fifty year life of mine.

The agreement allows for the market value of the claims to be recognised. The credit is calculated with reference to the weighted average share price of Zimplats over the 30 days prior to signing of the agreement, multiplied by the number of shares in issue.

The market value of the released claims is USD153 million and the weighted average price of Zimplats shares during the 30 day period was US4.86. Using these values, and the agreed formula, Zimplats will therefore receive a cash credit and an empowerment credit to realise the full value of the released claims.

The agreement also provides for all remaining claims retained for the long term expansion to be incorporated into the special mining lease regime that applies to Zimplats' current operations. This will facilitate the potential to fast-track any expansion in these areas.

Following the signing of this agreement, both the Implats and Zimplats Boards are pleased to announce that they have approved with immediate effect Phase 1 of their long term expansion plan, and the replacement of the remaining opencast operation with underground mining operations.

Phase 1 expansion will involve:

- New investment of US$258 million, including US$69.5 million for the replacement of the opencast mine.

- Increase in platinum production from the current 90,000 ounces per annum to 160,000 ounces per annum (4E production will increase from 185,000 ounces to 322,000 ounces per annum and Nickel production will increase from 1,540 tonnes to 2,900 tonnes per annum.)

- The simultaneous development of 2 new underground mines at Ngezi.

- The construction of a new 1.5 million tonnes per annum concentrator at Ngezi.

- The construction of 715 new staff houses near Ngezi, as well as the upgrading of amenities within the area.

- The creation of 1,200 new direct jobs, plus an estimated further 3,000 contractor jobs during the three year construction phase.

31 May 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA)(Proprietary) Limited

33

Impala Platinum Holdings Limited
(Incorporated in South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE000003554
("Implats" or "the company")

Signature of agreements

Shareholders of Implats are referred to the detailed terms announcement dated 14 December 2005 regarding a proposed black economic empowerment ("BEE") transaction in respect of Implats.

Shareholders are advised that the requisite legal agreements and documents relating to the BEE transaction have been signed. The BEE transaction remains subject to other conditions precedent as listed in the terms announcement.

A circular setting out full details of the BEE transaction and containing a notice of general meeting is being prepared and is expected to be posted to Implats shareholders in early June.

22 May 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited
Date: 22/05/2006 03:00:03 PM Produced by the JSE SENS Department

34


IMPLATS
Distinctly Platinum

Press releases

Jubilee and Implats Agree Joint Venture on Ambodilafa Project, Madagascar

06 April 2006

Jubilee today announced that it has entered into an option agreement with Implats with regards to its prospective Ambodilafa project in Madagascar. The project has the potential to host significant Ni-Cu-PGE mineralisation.

Highlights

- Jubilee, through its Madagascan subsidiary MRM Sarl ("MRM"), and Implats agree to an option agreement on MRM's Ambodilafa project ("Ambodilafa") in Madagascar
- Implats has the right to earn an undivided 51% interest in the Ambodilafa property by funding in four phases a total aggregate of US$5,000,000 for exploration, though expenditure can be accelerated if required
- MRM retains a 49% equity stake if Jubilee elects to continue funding Ambodilafa to feasibility stage and through to mine development
- MRM dilutes to 35% of a new mine without further funding from Jubilee shareholders if Jubilee elects not to continue funding
- Jubilee will remain the operator of Ambodilafa until incorporation of a Joint Venture, for which the Company will receive a 5% management fee
- Ambodilafa is an extensive 20 kilometres long by 4 kilometres wide mafic-ultramafic system, which could host significant Ni-Cu-PGE (platinum group element) mineralisation
- Jubilee has established that a drilling programme carried out in 1969 was on the fringes of the main system and intends to focus activities on the apparent system defined by airborne geophysics

Colin Bird, Chief Executive Officer of Jubilee, said: "In concluding this agreement, we looked at several options for the development of Ambodilafa and Implats offered the better route for shareholder value, considering its size, mission and modus-operandi in working with junior partners. With our highly prospective exploration projects in Madagascar and South Africa, risk sharing in what could be our largest project makes good sense. We look forward to working with Implats to unlock the value we believe is contained in the project."

Les Paton, Executive Director of Impala said, "We recognise the Ni-Cu-PGE potential of the Ambodilafa Project area and we look forward to working with Jubilee on this project."

About the Joint Venture Agreement:

Jubilee and MRM grant Implats the sole and exclusive right and option to acquire incrementally an undivided 51% interest in the Ambodilafa property by funding in four phases a total aggregate of US$5,000,000 for exploration. Implats may accelerate expenditure if it elects.

In the event of termination of the agreement subsequent to the first funding phase but prior to the second funding phase, Implats's accrued interest prevailing will be converted to a 1% Net Smelter Returns ("NSR") royalty.

Implats will retain its progressively accrued interest subsequent to the second funding phase and should it elect to terminate the agreement before the fourth funding phase, Jubilee may buy back such interest on the basis of proven historical expenditure incurred.

On Implats expending US$5,000,000, the parties will automatically incorporate a joint venture ("JV") company for the further development of the property, including feasibility studies and mine development. At JV formation, Implats will own 51% of the equity and MRM 49%.

Jubilee remains the operator until incorporation of a JV, for which it receives a 5% management fee.

Jubilee may elect to part fund or not fund the feasibility studies, in which case MRM will dilute pro rata to not less than 35% interest, which cannot be diluted.

On decision to mine, MRM may elect for its 35% share to be carried by Implats to production and such carried funding will be recovered from part of the operating cash flow that would be attributable to MRM.

MRM Sarl, Jubilee's 85% owned Madagascan subsidiary, is the legal owner of the Ambodilafa property. Jubilee has the legal right to buy back 10% of the local partner's 15% interest in MRM for US$100,000 per percentage point.

This agreement is conditional on both parties evidencing to the satisfaction of the other that all licences, permissions and regulatory approvals are in place.

About Ambodilafa:

Jubilee's large 4 kilometres wide by 20 kilometres long Ambodilafa concession is part of an extensive mafic-ultramafic system. The property is located some 160 kilometres southeast of the Madagascan capital Antananarivo.

Previous regional reconnaissance drilling by others in the area, in 1969, included an intersection of 93 metres of disseminated sulphides, containing pyrrhotite, pentlandite

(nickel ore mineral) and chalcopyrite (copper ore mineral). The intersection included a 1.5 metre intercept assaying 2.2% nickel and 0.35% copper. The drill cores were not analysed for their PGE (platinum group elements) content, but later stream sediment sampling in 1990 defined several drainage catchments in the vicinity of the area drilled, which showed anomalous platinum and palladium values.

This earlier drilling, which followed identified geochemical anomalies, was carried out generally to the west of a significant electro-magnetic geophysical anomaly identified by others in 1969 and subsequently confirmed by the recently announced results (8 December 2005) of the helicopter-borne Versatile Time-Domain Electromagnetics geophysical survey over the same area.

For further information, please contact:

Colin Bird
Jubilee Platinum plc
Tel +44 (0) 20 7584 2155
www.jubileeplatinum.com

Les Paton
Implats
Executive Director
Tel +27 11 481 3918/36

Bob Gilmour
Implats
Group Investor Relations Manager
Tel + 27 11 481 3913/2

Cathy Malins / Annabel Leather
Parkgreen Communications Ltd
Tel +44 (0) 20 7493 3713

...back to press releases

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554 & JSE Share Code : IMP
LSE Share Code : IPLA
ADR Code : IMPUY

35

Discussions with Zimbabwean Government

Impala Platinum Holdings Limited ("Implats") confirms that CEO, Keith Rumble held a meeting with his Excellency Cde Robert Mugabe and senior members of the Zimbabwean Government on Wednesday, 15 March 2006.

These discussions centered on the recently announced cabinet approved draft proposal relating to ownership of the Zimbabwean platinum industry. These discussions were open and frank and it was confirmed that the draft proposal is still work in progress.

Johannesburg
17 March 2006
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

3 6

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE Share Code : IMP
LSE Share Code : IPLA
ADR Code : IMPUY
("Implats" or "the company")

Implats announces a Smelter expansion project

Impala Platinum Holdings Limited (Implats) is pleased to announce an expansion to its Mineral Processes' smelting facility which ultimately will increase its capacity to 2.8 million ounces of platinum per annum, after taking into account additional drying, converting and gas cleaning capacity at an estimated cost of R750 million.

The Implats Board has approved an upgrade to the No 4 Furnace, at a cost of R150 million, which will ensure a sustained output of 2.3 million ounces of platinum per annum allowing for planned and unplanned furnace maintenance periods.

This project is in line with expansions at Implats' Precious Metals Refinery (PMR) and Base Metals Refinery (BMR) in Springs.

Expansion of the PMR from 2.0 to 2.3 million ounces of platinum by 2008 at a cost of R50 million has been approved and a feasibility study to increase the BMR's capacity from 2.0 to 2.3 million ounces is currently underway. Conceptual studies have already been initiated to increase capacity at both the BMR and PMR, initially to 2.5 and subsequently to 2.8 million ounces of platinum.

Johannesburg
16 March 2006
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

37

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE Share Code: IMP
LSE Share Code: IPLA
ADR Code : IMPUY
("Implats" or "the company")

IMPLATS RESPONDS TO A DRAFT PROPOSAL RELATING TO THE ZIMBABWEAN MINING INDUSTRY

Impala Platinum Holdings Limited (Implats) confirms that the group is in receipt of a cabinet approved draft proposal relating to ownership of the Zimbabwean platinum industry.

Implats believes the proposal is not in the best interests of developing the platinum industry in Zimbabwe and is inconsistent with previous discussions with the Zimbawean Government.

The company will actively engage with and seek further clarity from the Zimbabwean Government on the proposal and remains hopeful that a solution will be found in the best interest of Zimbabwe and the companies invested there.

Johannesburg
6 March 2006
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

38


IMPLATS
Distinctly Platinum

Press releases

Headline earnings up by 78% to R28.06 per share
16 February 2006

Total dividend of R65.00 per share

Impala Platinum Holdings Limited (Implats) announced today, 16 February 2006, that the group's headline earnings for the six months ended December 2005 had risen by 78% on the previous comparable period, to R28.06 per share. In line with this increase and in view of the significant amount of cash generated by the company, the Board has declared a total dividend for the period of R65.00 per share, comprising:

- an interim dividend of R10.00 per share (R5.00 in the previous period), distributing R658 million to shareholders; and
- a special dividend of R55.00 per share, distributing R3.6 billion.

Implats CEO Keith Rumble said, "The distribution of approximately R4.3 billion is in line with our stated philosophy of returning excess cash to shareholders and indicative of the company's cash generative ability going forward."

Implats also reported a 7% rise in group production for the period, to 938,000 ounces of platinum, with the group's primary operating subsidiary, Impala Platinum, reporting record platinum production for the six months of 591,000 ounces.

Sales revenue at R7.9 billion (28% up on the comparable period) reflects:

- the increase in volumes sold;
- a rise in metal prices, particularly of platinum and rhodium; and
- a weakening of the average exchange rate from R6.21/$ to 6.49/$ for the period under review.

Group unit costs were well-contained, rising by 4.2%. This, despite the 6.5% wage increase at the major operating unit, Impala Platinum during the period where wages account for approximately 60% of costs. The group reported a healthy margin for the period, of 42%, with Impala Platinum's margin rising to 50%.

Looking forward, the group expects the platinum group metals market to remain robust.

Implats also plans to continue to grow production at a rate of about 5% per annum, with a target of 2.3 million ounces by FY2010. The group remains debt-free and highly cash generative.

Keith Rumble noted that, "On the basis of current and expected exchange rates and metal prices, and excluding the impact of the BEE transaction but including the impact of STC on the special dividend, headline earnings for the full year are expected to be 20 to 30% higher than those for the last financial year."

Queries:

Bob Gilmour
Tel: +27 11 481 3913
Mobile: +27 82 453 7100

David Brown
Tel: +27 11 481 3926
Mobile: +27 83 254 4084

...back to press releases

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
Registration No. 1957/001979/06
Share code: IMP
ISIN: ZAE000003554
Issuer code: IMPO
LSE: IPLA
ADR: IMPUY
("Implats" or "the company")

TRADING STATEMENT

Shareholders are advised that Impala Platinum Holdings Limited headline earnings per share for the half year ended 31 December 2005 are expected to be between 55% and 75% higher than for the previous comparable period, being the half year ended 31 December 2004, largely due to stronger US Dollar metal prices received.

However, basic earnings per share for the half year ended 31 December 2005 are expected to be between 30% and 50% lower than for the previous comparable period, being the half year ended 31 December 2004, which included the profit from the sale of the Lonplats shareholding.

The financial information on which this trading statement is based has not been reviewed or reported on by the company's auditors. The financial results are expected to be published on or about 18 February 2006.

Johannesburg
20 January 2006
Sponsor: Deutsche Securities (Pty) Ltd

40


IMPLATS
Distinctly Platinum

Press releases

Implats and RBR announce sustainable BEE transaction

14 December 2005

528/05-cdr

26% BEE ownership for Impala Platinum

Impala Platinum Holdings Limited (Implats) and Royal Bafokeng Resources Holdings (Proprietary) Limited (RBR), a wholly-owned subsidiary of the Royal Bafokeng Nation Development Trust, announced today that they have signed a Memorandum of Understanding regarding a proposed empowerment transaction that will see RBR ultimately gaining a stake of approximately 9% in Implats.

As a separate and independent transaction, Implats will facilitate the acquisition of a 3% fully diluted direct equity interest in Implats by a broad base of staff employed by Implats' South African subsidiaries.

When considered at the level of Impala Platinum, Implats' primary operating subsidiary, together with a previous transaction, Implats estimates 26% BEE ownership of Impala Platinum, which will make this operation fully compliant with the equity ownership requirements of the Mineral and Petroleum Resources Act (MPRA) and the Broad-Based Socio-Economic Empowerment Charter for the Mining Industry (Mining Charter).

Two-tiered structure

The empowerment transaction is based on a two-tiered structure:

In the **first tier**, RBR, Implats' anchor empowerment partner, will ultimately hold approximately 9% (including their current 1.4% shareholding on a fully diluted basis) of Implats. Black economic empowerment (BEE) compliance will be achieved through:

- the acquisition of a 49% undivided interest in the business and operations of Impala Refining Services (Proprietary) Limited (IRS), the wholly-owned subsidiary of Implats that houses the third party refining business of the Implats group of companies, for R3.4 billion. This will ultimately swap into approximately 7.5% of Implats;
- management participation at the Impala Platinum level to comply with the Mining

Charter requirements of skills transfer and meaningful operational involvement; and

- the creation of a R340 million trust to facilitate economic development of the greater Bojanala district over the period 2006 to 2016. At least 50% of the contributions made to the trust will be used for initiatives that focus on the advancement and empowerment of women. (The Bojanala district is situated in the north eastern corner of North West Province and encompasses the area surrounding the operations of the Impala Platinum lease area and includes the towns of Rustenberg, Brits, Koster and Moretele.)

In the **second tier**, an Employee Share Ownership Programme (ESOP) with a 3% (fully diluted) holding in the entire business of Implats for all Patterson A, B and C grade employees of Implats' South African subsidiaries will be created through an ESOP trust. This is effectively a 5% indirect holding in Impala Platinum and equivalent to 25% of the transaction being announced.

Transaction cements long-term relationship

The RBN, through its corporatised mining entity, RBR, has been selected by Implats, following a rigorous evaluation process, as anchor empowerment partner to Implats and partner in Impala Platinum. The RBN recognises Implats as their primary strategic partner in the platinum industry.

"This transaction further cements the long-standing relationship between the RBR and Implats. RBR will have direct management involvement in Impala Platinum, focusing particularly on skills transfer and employment equity, and will ultimately benefit from having direct ownership in Implats," commented, Keith Rumble, CEO of Implats.

The distinguishing features of the combined transactions include:

- sustainability with a high degree of certainty of achieving the final desired outcome of unencumbered sustainable BEE credentials, which are enhanced by the structure of the transaction:
    - the RBR transaction is not solely reliant on the share price to repay the debt; and
    - the RBR will have direct access to cash flows thus facilitating efficient servicing of the debt.
- benefits accruing directly to a truly broad-based group of participants:
    - 300,000 members of the Royal Bafokeng Nation (RBN),
    - 26,962 historically disadvantaged employees of Implats; and
    - the greater Bojanala community, with a particular focus on women.
- together with the credits arising from the sale of Implats' interest in Lonplats in 2004 which led to the establishment of Incwala Resources (Proprietary) Limited, Impala Platinum achieves credits in excess of the requirement to achieve 26% BEE ownership by 2014 as stipulated in the MPRDA and Mining Charter.

The transaction was hailed by His Majesty, Kgosi Leruo Molotlegi: "This is a watershed transaction for the RBN. It consolidates our interests in quality mining assets and extends our sphere of influence over the mining activities taking place on our doorstep."

Background about the RBN and the RBR

The RBN comprises a community of approximately 300,000 black, predominantly rural South Africans. The demographic spread of the RBN's members by gender, age and other measures is representative of rural South Africa.

The RBN is led by Kgosi Leruo Molotlegi and inhabits and owns an area of land near Rustenburg in North West Province of about 2,000 km^2. This area is underlain by the mineral reserves of the Bushveld Complex, including both Merensky and UG platinum reefs, which form part of the world's largest platinum reserve. This mineral wealth includes the Impala lease area.

A landmark settlement between the RBN and Implats in 1998 resolved a decade-long royalty dispute between the parties. As part of the resolution of the dispute, the RBN became a significant shareholder (1.4% currently) in Implats and receives an annual royalty from Impala Platinum for the right to mine the lease area. The royalty funds are channelled through the RBN to the Royal Bafokeng Administration that provides for infrastructural medical, social and educational services for the Bafokeng community.

In keeping with the RBN's 2020 vision to develop its people and become self-sufficient by the second decade of the 21st century, the executive council of the RBN approved the corporatisation of its mining assets under a new mining company, the RBR.

Further details available on the Implats website.

For further information:
Implats contacts:

Cathie Markus
Tel: +27 11 481 3925
Mobile: + 27 82 441 7166

David Brown
Tel: + 27 11 481 3926
Mobile: +27 83 254 4084

Bob Gilmour
Tel: +27 11 481 3913
Mobile: + 27 82 453 7100

RBR contact:

Duncan Matshoba
Financial Director, RBR
Mobile: +27 82 940 1336

...back to press releases

41

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
ISIN: ZAE000003554
("Implats" or "the Company")
Royal Bafokeng Resources Holdings (Proprietary) Limited
(Incorporated in the Republic of South Africa)
(Registration number 2002/015191/07)
("RBR")

Joint announcement relating to a proposed black economic empowerment transaction in respect of Implats and withdrawal of cautionary announcement

1. Introduction

Further to the Implats cautionary announcement dated 25 November 2005, Implats and RBR ("the Parties") are pleased to announce that a Memorandum of Understanding has been entered into between the Company and RBR, a wholly-owned subsidiary of Royal Bafokeng Nation Development Trust, a trust of which the Royal Bafokeng Nation and the members of the Royal Bafokeng Nation are beneficiaries (collectively the "RBN"), regarding a proposed transaction which, if implemented, will ultimately result in: RBR having a fully diluted shareholding of approximately 9% in Implats; and the creation of a R340 million trust to facilitate economic development of the Bojanala Platinum District Municipality, situated in the north eastern corner of the North West Province and including the towns of Rustenburg, Brits, Koster and Moretele ("the greater Bojanala area" or "the greater Bojanala community") from 2006 to 2016 with a particular focus on the empowerment of the women in the Bojanala area ("the RBR transaction").

As a separate and independent transaction, Implats will facilitate the acquisition of a 3% fully diluted direct equity interest in Implats by a broad base of staff employed by Implats' South African subsidiaries ("the ESOP transaction").

Collectively, the RBR transaction and the ESOP transaction are defined as "the Transactions".

Impala Platinum Limited ("Impala Platinum") is a wholly-owned subsidiary and major operating entity of Implats. Implats is seeking to achieve effective black economic empowerment ("BEE") of Impala Platinum through the Transactions for the purposes of meeting the requirements of the Mining Charter.

2. Rationale

Implats has embraced the principles of transformation as a strategic imperative to reinforce its position as a leading southern African mining company.

In order to fulfil the Mining Charter requirements, the RBN through RBR, has been selected, through a rigorous process, as the anchor empowerment partner to Implats and partner in Impala Platinum. The RBN recognises Implats as its primary strategic

relationship within the platinum industry. To further cement the long-standing relationship between the Parties, RBR will have direct management involvement in Impala Platinum focusing particularly on skills transfer and employment equity and ultimately a direct ownership shareholding in Implats. Implats will empower all of its other mining assets at the asset level, a process that is well advanced.

The Transactions are distinguished by the following: benefits accrue to truly broad based participants comprising 300,000 members of the RBN, 26,962 historically disadvantaged persons ("HDPs") who are employees of Implats and empowerment of the greater Bojanala community, in particular, women; together with the Incwala Resources (Proprietary) Limited ("Incwala") credits arising from the sale of Implats' interest in Lonplats (combined Eastern Platinum Limited and Western Platinum Limited) ("the Incwala transaction"), will result in Impala Platinum achieving in excess of the statutory requirements for 2014 (26% BEE ownership) in 2006; and sustainability with a high degree of certainty of achieving the desired final outcome of unencumbered sustainable BEE credentials which is enhanced by the Transactions' structure.

The BEE model is based on a two-tiered structure:

a) An anchor empowerment partner, RBR, which will ultimately hold approximately 9% of Implats (on a fully diluted basis, including the current 1 million Implats shares), through:

   - an initial 49% undivided interest in the business and operations of Impala Refining Services (Proprietary) Limited ("IRS"), the wholly-owned subsidiary of Implats that houses the third party refining business of the Implats group of companies, which ultimately converts into approximately 7.44% of Implats; and

   - management participation at the Impala Platinum level to comply with the Mining Charter and Mining Scorecard requirements of skills transfer and meaningfuloperational involvement.

b) An Employee Share Ownership Programme ("ESOP") with a 3% (fully diluted) holding in the entire business of Implats incorporating both its South African and foreign interests for all Patterson A, B and C grade employees of Implats' South African subsidiaries through a trust. This is effectively a 5% indirect shareholding in Impala Platinum and 25% of the Transactions.

It is envisaged that through a combination of empowerment of the RBN and its greater community, particularly women, as well as Implats' own employees, the Company will satisfy the requirements of a truly broad based initiative aimed at real beneficial empowerment. This will not only enhance the lives of the participants themselves (Implats employees and the communities in which the Company operates) but will deliver benefits over a period of time which will result in the sustainable upliftment of those participants and their dependents and successors.

3. Overview of the participants

The RBN comprises a community of approximately 300,000 black, predominantly rural South Africans. The demographic spread of the RBN's members by gender, age and other measures is representative of rural South Africa.

Please refer to the announcement which has been posted on the Company's website (www.implats.co.za) or to the announcement which will be published in the South African press tomorrow for a diagrammatic representation of the RBN's business interests.

The RBN is a legal entity, led by their king Kgosi Leruo Molotlegi. It inhabits and owns an area of land near Rustenburg in the North West Province of about 2,000 km2. This area is underlain by mineral resources comprising both Merensky and UG platinum reefs forming part of the world's second largest platinum reserves.

The RBN holds various mineral and mining rights and investments mainly in platinum group metals ("PGMs") and base metals. The RBN's main source of income is an annual royalty received from Impala Platinum for the right to mine the RBN's lease area. The royalty funds are channeled through the RBN to the Royal Bafokeng Administration which provides for certain municipal, medical and educational services for the Bafokeng community. In keeping with the RBN's 2020-vision to develop its people and become self-sufficient by the second decade of the 21st century, the Kgotha kgothe (the supreme tribal authority) of the RBN approved the corporatisation of its mining assets under a new mining company, RBR.

Empowerment and participation in the RBR transaction by the greater Bojanala community and, more particularly, the women of that area, will be achieved via an Implats/RBN local economic development trust in an amount of R340 million over a period from 2006 to 2016. Of this amount at least 50% (representing the equivalent of R170 million) will be specifically under the control of women for the benefit of the women of the greater Bojanala area. Women comprise 52% of the RBN.

4. The RBR transaction

4.1 RBR transaction overview

In terms of the RBR transaction, which will be subject to the conditions precedent as set out in paragraph 8 below, RBR will ultimately hold approximately 9% of Implats' issued share capital on a fully diluted basis through the following:

- a 1.35% direct holding (on a fully diluted basis) by the RBN in Implats comprising 1 million ordinary shares currently owned by RBR; and

- a 49% undivided interest in an unincorporated joint venture ("UJV"), comprising the business of IRS. This interest is convertible by RBR into shares in Implats ("the Reserved Shares") equal to an approximate 7.44% equity stake in Implats (on a fully diluted basis) within 10 years of RBR's acquisition of its interest in IRS. If RBR does not elect to convert that interest, Implats can, on the expiry of the 10-year period, require RBR to convert that interest in IRS into Implats shares. The ultimate aim is to facilitate a direct shareholding in Implats, through

the use of a UJV structure at an IRS operational level. This has the effect of creating a sustainable operating cashflow for RBR since 49% of the IRS net operational cashflows are stronger than the equivalent Implats dividend flow.

The RBR transaction comprises the following indivisible and interconditional transactions:

The acquisition

RBR will acquire a 49% undivided interest in the entire business undertaking of IRS including its assets and liabilities, as a going concern, for a consideration of R3,405 million to be settled in cash. IRS and RBR shall simultaneously contribute their respective undivided interests in the business of IRS to a UJV to be formed to operate the IRS business.

RBR is entitled to convert, failing which Implats shall have the entitlement to require RBR to convert, by no later than the 10th anniversary of the purchase date, its interest in IRS into a number of Implats shares ("the Conversion Shares").

The number of Conversion Shares will be equal to the fair market value (calculated on an agreed basis) of 49% of IRS at the time of conversion divided by the historical 60-day volume weighted average price of an Implats share on the date of conversion less a discount of 22.5%.

RBR shall also be entitled to subscribe for a further number of Implats shares ("the Top-up Shares") so that the aggregate of the Conversion Shares and the Top-up Shares (together referred to as "the Reserved Shares") amounts to 5.501 million ordinary shares in Implats, equivalent to approximately 7.44% of the enlarged share capital of Implats.

The subscription price for each Top-up Share shall be at a 25% discount to the historical 60-day volume weighted average price of an Implats share on the date of conversion.

"A" shares

Implats will issue 5.501 million "A" shares to RBR (equivalent to 7.44% of the enlarged voting share capital of Implats) for a cash consideration of R5,501. These shares will not be listed and will carry full voting rights but will only be entitled to extraordinary distributions in excess of R3,405 million. Extraordinary distributions are distributions that fall outside the dividend cover policy approved by the Implats board and distributions made from funds not generated from headline earnings.

At the date of conversion of RBR's IRS interest into Implats ordinary shares referred to in `The acquisition' above, Implats shall repurchase the "A" shares for the original subscription price and cancel such shares.

4.2 Board representation

Following the RBR transaction, RBR shall have the right to:

- nominate one additional director to the Implats board, bringing the total number of RBR nominees to two for so long as RBR holds no less than 90% of the 1 million shares in Implats that it currently holds and 90% of the Reserved Shares or 90% of RBR's IRS interest; and
- nominate three out of the ten Impala Platinum board members, at least one of whom shall be a black woman and one of whom shall be nominated as the Deputy Chairman of Impala Platinum.

4.3 Lock-in

RBR will not be entitled to dispose of the 49% interest in IRS or the Reserved Shares until 31 May 2014 to ensure that empowerment credentials are retained for at least the period required in terms of the Mining Charter and Mining Scorecard unless the Department of Minerals and Energy ("DME") indicates in writing that a disposal by RBR will not adversely affect Impala Platinum's empowerment credentials. In the event of a change of control of Implats, subject to certain conditions, RBR will be entitled to convert its interest in IRS to shares in Implats prior to the expiry of the lock-in period.

4.4 Protection of the rights of RBR

In order to afford RBR minority protection at the Impala Platinum level, while recognising the principles of good corporate governance, Implats and RBR must unanimously agree to the sale of the major part of the assets of Impala Platinum and any action that requires a special resolution of the shareholders of Impala Platinum. Furthermore, IRS will undertake not to dispose of the business of IRS, other than as contemplated in the RBR transaction, and to carry on the existing refining business substantially in the same manner as it is currently.

4.5 Local economic development

Both RBR and Implats will commit to jointly contributing a total of R340 million in equal amounts commencing in 2006 until 2016 to a non-vesting local economic development trust aimed at uplifting the greater Bojanala area around the mining operations of Impala Platinum in annual amounts to be determined by the Parties.

At least 50% of the contributions made by the RBR and Implats shall be controlled by women for distribution to initiatives focused primarily on the advancement or empowerment of women in the greater Bojanala area.

5. The ESOP transaction

Implats intends to implement a 3% (R1,786 billion equivalent rand amount based on the closing share price on 7 December 2005 of R871 per share) ESOP on a fully diluted basis for all current Patterson A, B and C grade employees of Implats' South African subsidiaries ("eligible employees") resulting in a 2.86% HDP holding once non HDP qualifying persons are excluded from the calculation.

The salient features of the ESOP will be as follows:

- Implats will establish an ESOP trust and make a capital contribution of an amount sufficient to fund the acquisition of 2.05 million Implats shares. The eligible employees are all the currently employed Patterson grades A, B and C employees of Implats' South African subsidiaries;

- Ownership in the shares will be held by the ESOP trust. The eligible employees will appoint the majority of the trustees of the ESOP trust who will vote the shares on their behalf;

- The eligible employees will be capital beneficiaries and will be entitled to any capital benefits after the 10-year vesting period has lapsed;

- On vesting, the ESOP trust will dispose of the shares and the net proceeds, (after capital contribution repayments to Implats, ESOP trust costs and tax), will be paid to the qualifying eligible employees;

- Implats will have the right of first refusal to buy the shares from the ESOP trust on termination.

6. The resultant Company structure

Please refer to the announcement which has been posted on the Company's website (www.implats.co.za) or to the announcement which will be published in the South African press tomorrow for a diagrammatic representation of the resultant group structure.

7. Financial effects

The pro forma financial effects of the Transactions for the financial year ended 30 June 2005 are set out in the table below to assist Implats' shareholders to assess the impact of the Transactions on Implats' basic earnings per share, headline earnings per share, fully diluted earnings and headline earnings per share, net asset value per share and tangible net asset value per share, based on the audited results for the year ended 30 June 2005.

Due to the nature of these pro forma financial effects, they may not fairly present Implats' financial position, changes in equity, results of operations or cash flows. The directors of Implats are responsible for the preparation of the pro forma financial effects.

	Before the Transactions (1)	After the ESOP Transaction (2)	% change	After the RBT Transaction (3)	% change	The Transactions (2 and 3)	% change
Basic EPS (cents)	7,920	7,785	-1.7%	6,521	-17.7%	6,392	-19.3%
Diluted EPS (cents)	7,914	7,779	-1.7%	6,409	-19.0%	6,291	-20.5%
Basic HEPS (cents)	4,325	4,190	-3.1%	2,926	-32.4%	2,798	-35.3%
Diluted HEPS (cents)	4,322	4,187	-3.1%	2,926	-32.3%	2,798	-25.3%
NAV (cents)	21,530	21,530	0.0%	23,461	9.0%	23,461	9.0%

Diluted NAV (cents)	21,530	21,530	0.0%	23,461	0.3%	21,591	0.3%
NTAV (cents)	21,530	21,530	0.0%		9.0%	23,461	9.0%
Diluted NTAV (cents)	21,530	21,530	0.0%		0.3%	23,591	0.3%

Notes:

1. Extracted from the audited Implats financial statements for the year ended 30 June 2005.

2. Earnings and headline earnings per share after the ESOP transaction has been determined assuming that the ESOP transaction was implemented on 1 July 2004, as follows: an annual employee compensation charge amounting to R89.2 million, which is based on recognised option pricing methodology using a strike price of R871 per share, being the spot price on 7 December 2005. Net asset and tangible net asset value per share after the ESOP transaction has been determined assuming that the ESOP transaction was implemented on 30 June2005.

3. Earnings and headline earnings per share after the RBR transaction has been determined assuming that the RBR transaction was implemented on 1 July 2004, as follows:

    - interest earned at 7.4% on the cash received, amounting to R178.9 million after tax;

    - a "finance charge" of R293 million, being the unwinding of the discounted liability, net of taxes (refer net asset impact below);

    - a net charge of R0.7 billion comprising a "BEE compensation charge" of R1.5 billion and a deferred tax benefit of R0.8 billion. The calculation of the discount on the RBR transaction is based on the 30-day volume weighted average share price of Implats on 21 November 2005, being R774 per share (this charge is based on the assumption that accounting guidance will require discounts on BEE transactions to be expensed);

    - an expense for the commitment to contribute up to R170 million over the next 11 years to the greater Bojanala community amounting to a liability of R75 million;

    - transaction costs of R40 million; basic earnings and headline earnings per share was calculated using 66.129 million shares being the weighted average number of shares in issue during the 2005 financial year;

    - diluted earnings per share was calculated by increasing earnings with the finance charge of R293 million and by increasing the weighted average number of shares with 5.676 million shares being the number of shares that RBR would be entitled to if they converted their IRS interest on day one of the RBR transaction; and

- diluted headline earnings per share was left unadjusted as the conversion would have an anti- dilutive impact.

Net asset and tangible net asset value per share after the RBR transaction has been determined assuming that the RBR transaction was implemented on 30 June 2005, as follows:

- R3.4 billion in additional cash received;

- a R2.8 billion liability, being the present value of the pre-tax IRS cash flows payable to the RBR over the first 10 years;

- a R0.8 billion deferred tax asset on the above mentioned liability;

- a R0.7 billion net debit to retained earnings comprising a "BEE compensation charge" of R1.5 billion and a deferred tax benefit of R0.8 billion.

- The calculation of the discount on the RBR transaction is based on the 30-day volume weighted average share price of Implats on 21 November 2005, being R774 per share (this charge is based on the assumption that accounting guidance will require discounts on BEE transactions to be expensed);

- a R2.1 billion equity reserve, being the residual payment received for future equity in Implats plus the equity settled share based "BEE compensation charge";

- a R75 million "community development liability" relating to the commitment with regards to the greater Bojanala community and a corresponding "community development expense" to retained earnings;

- transaction costs of R40 million;

- net asset and net tangible asset value per share was calculated using 65.538 million shares in issue at 30 June 2005; and

- the shares used for net diluted asset and net diluted tangible asset value per share was increased with 5.676 million shares being the number of shares that RBR would be entitled to if they converted their IRS interest on day one of the RBR transaction.

8. Conditions precedent

Implementation of the Transactions will be subject, inter alia, to:

- obtaining the required funding;

- signature of the requisite legal and funding agreements and fulfilment of any conditions therein;

- obtaining the requisite regulatory approvals;

- the DME indicating in a manner reasonably acceptable to Implats that the Transactions fully satisfy the requirements of the Minerals and Petroleum Resources Development Act (the "MPRD Act"), the Mining Charter and the Mining Scorecard or any other legislation, Codes or Guidelines that may become applicable to the mining industry in South Africa such that Implats is in a position to convert its old order rights to new order rights in terms of the MPRD Act;

- the provision of a fair and reasonable opinion on the RBR transaction; and

- obtaining Implats shareholder approvals to the extent required.

9. Funding

RBR will raise the full purchase price for its interest in IRS from third party funders. It is anticipated that there will be significant appetite from domestic and international institutions to fund the RBR transaction.

10. Economic cost to Implats' shareholders

The economic cost to Implats' shareholders, calculated as a percentage of Implats' market capitalisation, is in line with BEE transactions of a similar size.

11. Mining Charter considerations

Implats believes that the RBR transaction, the ESOP transaction and the Incwala transaction will together contribute in excess of 26% empowerment credits for Impala Platinum based on gross platinum production in 2006, which will result in full compliance with the ownership requirements of the Mining Charter at the Impala Platinum level. This is calculated as follows:

- the 9% RBR transaction is equivalent to a 14.7% stake in Impala Platinum comprising the 2.4% existing 1 million Implats shares and 12.3% in respect of the RBR transaction.

- the 3% ESOP transaction of which 2.8% qualifies for empowerment credits (by virtue of HDP participation) is equivalent to a 4.7% stake in Impala Platinum;

- the sale of Implats' stake in Lonplats to HDPs led directly to the creation of Incwala , which intends to become a leading resources company. Through consultation with the DME, Implats estimates that when the credits gained as a result of the Incwala transaction are

attributed to Impala Platinum, this will be equivalent to a 7.1% stake in Impala Platinum.

Implats believes that it is on target to meet the Mining Charter requirements with respect to all the other pillars of the Mining Charter and the Mining Scorecard including employment equity, procurement and skills development.

12. Withdrawal of cautionary announcement

Shareholders of Implats are advised that the cautionary announcement dated 25November 2005 is hereby withdrawn.

13. Circular

A circular setting out full details of the RBR transaction and the ESOP transaction will be posted to shareholders once the requisite legal agreements have been finalised and signed.

Johannesburg
4 December 2005

DETAILS OF TMEDIA AND ANALYST PRESENTATION AND WEBCAST

A presentation will be held at 12:00, today Wednesday 14 December 2005, to discuss the proposed empowerment transaction at the Sandton Convention Centre, Bill Gallagher Room (Maude Street, Sandton). Members of the financial community are invited to attend the presentation in person or access it via a webcast at www.implats.co.za.

Financial adviser and sponsor to Implats
Deutsche Securities (SA) (Pty) Ltd

Legal adviser to Implats
Deneys Reitz Inc

Reporting accountants and auditors to Implats
PricewaterhouseCoopers Inc

Financial adviser to RBR
Nedbank Capital

Legal adviser to RBR
Bell Dewar Hall

Joint structure adviser on the RBR transaction
TBOP
Transaction adviser to RBR on the RBR transaction
First Africa

42

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE Share Code : IMP
LSE Share Code : IPLA
ADR Code : IMPUY
("Implats" of the "the company")

IMPLATS WITHDRAWS FROM AMBATOVY

Following a meeting in London on 30 November 2005 between Dynatec Corporation, Sumitomo Corporation and Impala Platinum Holdings Limited (Implats), Implats advises that pursuant to its review of the Ambatovy Project, it has delivered a formal notice of withdrawal under the Shareholders Agreement.

Internationally, both the capital and production costs relating to mining projects have escalated since the initial feasibility study was completed in February 2005. While there were synergies for Implats' own nickel production cost profile in Implats view, the project as a whole would not meet Implats' hurdle rates.

Johannesburg
1 December 2005
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

Ambatovy project

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE Share Code : IMP
LSE Share Code : IPLA
ADR Code : IMPUY
("Implats" of the "the company")
DYNATEC CORPORATION
("Dynatec")
TSX: DY
SUMITOMO CORPORATION
("Sumitomo")
TSE: 8053; ADR: SSUMY

JOINT ANNOUNCEMENT

IMPLATS WITHDRAWS FROM AMBATOVY PROJECT

Following a meeting in London on 30 November 2005, among Sumitomo Corporation, Impala Platinum Holdings Limited (Implats) and Dynatec Corporation, Implats has delivered formal notice of withdrawal under the Shareholders Agreement.

Sumitomo and Dynatec have confirmed that they remain committed to moving forward with the Ambatovy Project as expeditiously as possible.

Johannesburg
1 December 2005
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited




IMPLATS
Distinctly Platinum

Press releases

Cautionary announcement pertaining to Black Economic Empowerment Transaction
25 November 2005

Shareholders are advised that Implats is in the process of finalising a broad-based black economic empowerment ("BEE") ownership transaction.

Accordingly, shareholders are advised to exercise caution in dealing in their shares until Implats announces further detail on its BEE transaction.

Johannesburg
25 November 2005

...back to press releases

Aquarius Platinum Limited
(Incorporated in Bermuda)
Registration number: EC26290
Share code on JSE: AQP ISIN: BMG0440M1029
Share code on ASX: AQP.AX ISIN: BMG0440M1029

44

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE000003554
("Implats" or "the company")
21 September 2005

JOINT PRESS RELEASE

AQUARIUS PLATINUM AND IMPALA PLATINUM HOLDINGS LIMITED ANNOUNCE APPROVAL FOR LOW CAPITAL COST EXPANSION AT THE MIMOSA PLATINUM MINE

Aquarius Platinum Limited and Impala Platinum Holdings Limited are pleased to announce an approved low capital cost expansion to increase annual production capacity to 168,750 PGM ounces (86,500 platinum ounces in concentrate) at the Mimosa Platinum Mine in Zimbabwe.

The expansion project, known as "Wedza Phase IV", follows three earlier successful expansion projects at Mimosa and is expected to increase annual PGM production from 135,000 PGM ounces to 168,750 PGM ounces. The increase in mining will come from the South Hill ore body where current operations are based, increasing throughput by 25% from 120,000 tonnes to 150,000 tonnes milled per month. The expansion will not have an impact on day to day operations, or have any material impact on the life-of-mine.

Total capital cost of the expansion which has an estimated payback period of eight months is forecast at $14 million. It will be funded from both retained cash flows at the Mimosa level and a US$10 million facility financed by the Merchant Bank of Central Africa. The facility with an interest rate of 5.5% above LIBOR is for a two year period.

The project will commence on October 1st, 2005. The rapid construction schedule envisages completion in May 2006, with full production by June 2006.

All the necessary government and environmental approvals have been obtained, with the project granted National Project Status; this status is valuable as it permits the waiver of customs duties on all approved imported capital goods.

For further information please contact:

Aquarius Platinum

In Australia

Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In the United Kingdom and South Africa

Nick Bias
BuckBias Ltd
+44 7887 920 530

Impala Platinum

In South Africa

David Brown
+27 11 481 3926/7

Les Paton
+27 11 481 3918/37

Bob Gilmour
+27 11 481 3913/2

Date: 21/09/2005 08:21:59 AM Produced by the JSE SENS Department

45



Press releases

Implats reports sales revenues of R12.5 billion and headline net profit of R2.9 billion
26 August 2005

501/05-jw

Excellent results on the back of a 5% increase in headline platinum production to 1.815 million ounces

Impala Platinum Holdings Limited (Implats) today (26 August 2005) reported results for the year ended 30 June 2005. Both the company's annual and corporate responsibility reports are being published today.

Key features of the annual results

- Record group safety performance
- Headline platinum production up 5% to 1.815 million ounces
- Record production at Impala of 1.115 million ounces of platinum
- Costs at Impala held to 5.3% increase per platinum ounce
- 6% growth in sales revenues to R12.5 billion
- Gross margin of 34%
- Net profit up by 78% to R5.2 billion; at the headline level, net profit rose by 9% to R2.86 billion
- Final dividend of R18.00 per share, bringing the total dividend to R23.00

Says CEO, Keith Rumble, "The 2005 financial year was characterised by excellent safety and operational performances, particularly at Impala Platinum. Impala contributes 60% of production and has achieved a record production of 1.115 million ounces of platinum, while holding unit cost increases to just 5.3%.

"A particularly pleasing part of our performance has been a steady increase in earnings, despite the continued pressure of the rand. Earnings in the second half of FY2005 were 15%higher than the second half of FY2004; but earnings in the second half of FY2005 were 70%higher than the first half of FY2005, providing some insight into the strength of the

underlying business fundamentals."

Operating and financial performance

Results for the year were characterised by a strong operational performance, notably from Impala Platinum and the Zimbabwean operations. As anticipated, gross platinum production this year excludes an amount of 232,000 ounces processed during the Lonplats smelter shutdown, resulting in a decline of 6% in gross output. At the headline level, however, headline production was 5% higher at 1.815 million ounces.

The effect of sustained rand strength (a 10% strengthening in the average rand/dollar exchange rate to R6.20/$) was mitigated to a degree by the volume of metals sold, 6% up on FY2004 which contributed to the 6% increase in sales revenues to R12.5 billion. Rand revenue per platinum ounce was only 3.3% higher whereas dollar revenue per platinum ounce sold was 15% higher.

The excellent performance at Impala also manifested in good cost control where the rise in unit costs per refined platinum ounce was limited to 5.3% or R4,251 notwithstanding lost volumes as a result of industrial action and an 8% wage increase. In Zimbabwe however, local inflation and the managed exchange rate had a disproportionate effect on the group unit cost of R4,548 per refined platinum ounce, 9.7% higher year on year.

Comments Keith Rumble, "Increasing production from Impala continued to underpin Implats' mine-to-market growth strategy during the year, although we anticipate a steady increase from the other operations in the years ahead. Collectively, Implats' mine-to-market operations grew production of platinum by 2.5%, and contributed 77% of headline profit, with a margin of 38%."

Contributions from IRS were again significant in the year, contributing 16% to headline profit with a margin of 15%.

At the headline level net profit was 9% higher at R2.86 billion. Including the profit of R3.2 billion on the sale of Lonplats and an impairment of R850 million for Marula, the net profit was R5.2 billion, a 78% increase on the previous year.

The board has declared a final dividend of R18 per share resulting in a total dividend for the year of R23.

Investments

A significant development in April this year was the agreement signed with Dynatec Corporation of Canada to develop the Ambatovy Nickel Project in Madagascar. Implats' investment will fund a detailed feasibility study due to be completed in February 2006. Japan's Sumitomo Corporation has been brought in to acquire a 25% stake in the project and as an offtaker of a set amount of refined metal. Implats, with its significant expertise, experience and vested infrastructure in nickel processing and refining over the past 30 years, will be joint managers of the project with Dynatec.

The sale of Implats' stake in Lonplats for R4.9 billion in FY2004 was concluded during the year, with the proceeds being used to fund a share buy-back and capital expenditure mainly at Impala Platinum.

During the year Implats' holding in Zimplats increased to 86.9% with the rationalisation of the Zimplats and Makwiro structure and the further acquisition of 1% on the open market.

Before the year end in June, Implats and African Rainbow Minerals Limited announced that they would proceed with the development of the Two Rivers project on the eastern limb of the Bushveld Complex. Implats holds a 45% stake in this 120,000 ounce platinum operation and will process and refine, through IRS, the metals emanating from the operation.

Implats also acquired additional holdings, for R71.5 million, in Aquarius Platinum South Africa AQP(SA)) after that company's BEE transaction, in order to maintain the 20% Implats interest in AQPSA.

The market

After a supply deficit for five consecutive years the platinum market moved back into balance in calendar 2004, with little change expected in 2005, particularly given the record 5 million ounces supplied from South Africa. Strong platinum demand is expected to continue, fuelled by sustained automotive (diesel) demand.

The palladium market remains in surplus with extensive stockpiles held by manufacturers, banks and speculators, which is capping the price. Rhodium on the other hand continued to trade in tight market conditions, with strong industrial demand from the automotive and glass industries. Tightening NOx legislation will continue to drive demand.

For most of the calendar year nickel prices remained firm, supported by demand from the stainless steel industry, and this is set to continue.

Prospects

Says Keith Rumble, "Prospects for our primary metals – PGMs and nickel – remain sound, and we continue our consistent growth in production, targeting 2.3 million ounces of platinum by FY2010. Production in FY2006 is anticipated to be slightly higher than FY2005 at about 1.9 million platinum ounces.

Although costs in FY2006 will be affected by the above-inflation wage settlement reached with labour in August 2005 productivity improvements are expected to ameliorate this increase. In Zimbabwe, the managed exchange rate will be a critical factor for cost performance going forward. The move to underground mining at Zimplats should alleviate the current operation-driven cost pressures, which should be further ameliorated by the recent substantial devaluations of the Zimbabwean currency against the US dollar, but will be dependant on further devaluations to reflect the underlying inflationary pressures.

Implats' headline earnings in FY2006 are likely to increase by 10 to 15%, given current

market conditions, exchange rates and the anticipated increase in the group's production in the year ahead.

Queries:

Keith Rumble
+27 11 481-3942/56

David Brown
+27 11 481-3926/7

Bob Gilmour
+27 11 481-3913/2

...back to press releases

46


IMPLATS
Distinctly Platinum

Press releases

Implats settles with NUM and UASA
11 August 2005

497-cdr

Implats confirms that it has reached and signed an agreement with National Union of Mineworkers (NUM) and United Associations of South Africa (UASA) with respect to wages and other issues. The two-year agreement provides for:

- 6% to 6.5% increase in wages, along with various amendments to other benefits in the first year; and
- a 6% to 6.5% increase in the second year.

Queries:

Mike Teke
(011) 481-3909 or
082 459 0776

Ticker symbols:

JSE: Imp
LSE: Ipla
ADR: Impuy

www.implats.co.za

...back to press releases

47


IMPLATS
Distinctly Platinum

Press releases

Sumitomo Corporation to acquire 25% of Ambatovy Project
11 August 2005

Joint News Release

Johannesburg, Toronto, Tokyo (August 11, 2005): Impala Platinum Holdings Limited (Implats - JSE: IMP, LSE: IPLA, ADR: IMPUY), Dynatec Corporation (Dynatec - TSX: DY) and Sumitomo Corporation (Sumitomo - TSE:8053, ADR:SSUMY) today announced that Dynatec and Sumitomo have entered into an agreement, confirmed by Implats, whereby Sumitomo will acquire a 25% interest in the Ambatovy Nickel Project in Madagascar. Sumitomo is one of Japan's largest integrated trading and investment companies with total assets of 5.5 trillion yen (US$49.4 billion) and a market capitalization of 1.16 trillion yen (US$10.4 billion).

Bruce Walter, President and Chief Executive Officer of Dynatec commented: "Sumitomo, with its significant financial capacity and expertise in developing major resource projects, is an excellent addition to Ambatovy. We now have the equity partners in place to move the Project forward. We are confident that the combination of strengths which Implats, Sumitomo and Dynatec bring to Ambatovy will ensure that the Project is a major success."

Mitsuhiko Yamada, Corporate Officer, General Manager of Mineral Resources Division 1 of Sumitomo, said: "Sumitomo is pleased to join the Ambatovy partnership. Ambatovy is a highly competitive project with the potential for large-tonnage long-life production of nickel metal and cobalt metal, two metals with excellent long-term fundamentals, and very low operating costs. Implats and Dynatec are excellent partners who are committed to the long-term operation of the Project and we are looking forward to working with them."

Keith Rumble, Implats Chief Executive, said, "Implats is delighted that Sumitomo will be the third partner in the Ambatovy Project. Implats has had a long-standing relationship with Sumitomo built on a strong foundation of mutual trust."

In accordance with the terms of the Implats/Dynatec agreement (announced on May 26, 2005), both companies will reduce their respective interests in Ambatovy to 37.5%, with Dynatec to receive the full financial consideration related to Sumitomo's entry as a 25% shareholder.

Key features of the Sumitomo agreement include:

i. Sumitomo will fund 25% of the equity requirement for Ambatovy and provide its pro rata share of project financing completion guarantees related to the project debt funding being sought for the Project. The partners are seeking project debt representing at least 50% of the total funding requirement.

ii. Subject to certain conditions, Sumitomo will provide Dynatec with a subordinated loan facility, which will be used to fund a portion of Dynatec's equity contributions to the Project. The loan will be repaid from 60% of the distributions to Dynatec from the Project.

iii. Subject to certain conditions, Sumitomo will provide a project completion cross guarantee with respect to a substantial portion of Dynatec's financing guarantees related to project debt, for which Dynatec shall pay to Sumitomo a fee of 10.2 million common shares of Dynatec, payable annually in arrears in four equal installments of 2.55 million shares each, commencing on December 31st of the year in which the project debt financing closes.

iv. Sumitomo has undertaken to ensure that for the first 15 years of production not less than 30,000 tonnes per annum of nickel produced by the Project will be acquired by offtakers (or, if required, by Sumitomo) on arms-length terms.

Implats, Dynatec and Sumitomo have agreed to modify the pending Implats-Dynatec shareholders agreement with respect to the Ambatovy Project as necessary to reflect Sumitomo's entry into the Project by no later than September 30, 2005.

The Ambatovy feasibility study released by Dynatec in February 2005 indicated the potential for 60,000 tonnes per annum (tpa) of nickel metal and 5,600 tpa of cobalt metal, with cash operating costs expected to be near the bottom of the global cost curve. Over the first 10 years of full production, the Project is expected to have average cash operating costs of US$0.67 per pound of nickel after credits and to generate average after-tax cash flow of US$338 million per annum, assuming base case pricing of US$3.50 per pound nickel and US$10.00 per pound cobalt.

The feasibility study estimated that the capital costs for the Project would total US$2.25 billion. These costs are currently being reviewed in light of the potential savings as a result of the decision to locate the refinery portion of the Ambatovy Project in Springs, South Africa, thereby leveraging Implats' core competencies and existing infrastructure.

Detailed engineering work at Ambatovy is progressing, and is expected to be sufficiently advanced for construction to begin by the second quarter of 2006, assuming sufficient progress with negotiations for project debt financing. Based on this timing, and the current construction schedule, initial production could be recorded by the end of 2008.

About Sumitomo

Sumitomo Corporation is one of Japan's largest integrated trading and investment business enterprises. The Corporation not only conducts commodity transactions in all industries utilizing worldwide networks, but also provides related customers with various financing, serves as an organizer and a coordinator for various projects, and invests in businesses from mining and metals, to the information industry, to the retailing industry.

About Implats

Implats is the world's second largest primary producer of platinum. As a natural consequence of platinum group metal production, Implats has been producing nickel for in excess of thirty years. Exposure to a large laterite project will enable Implats to process and refine nickel at comparable cost to primary nickel producers. It therefore represents growth in one of Implats' most important metals, and fits neatly into Implats' strategic envelope. Implats employs some 31,600 people across its operations and, in the 2004 financial year, produced approximately 1.96 million ounces of platinum (around 3.73 million ounces of PGMs).

...back to press releases




IMPLATS
Distinctly Platinum

Press releases

For the record: Response to statements in the media attributed to the NUM
21 July 2005

489/05-cdr

Impala Platinum is committed to applying best operational and safety practice. As part of this, we provide employees with all the necessary personal protective equipment (PPE) and tools, as well as other facilities which are required in the various occupations. These are provided by the company at no cost to employees.

PPEs provided to underground and surface employees includes, among other things, overalls, hard hats, safety glasses, ear plugs, gloves, etc. In particular, two overalls are provided annually to all employees qualifying for this in terms of the PPE requirements of their jobs. This applies to most underground and plant employees.

The company takes issue with comments reported in the media which have been attributed to the National Union of Mineworkers (NUM) which contradict Implats' policy on PPEs.

Implats is currently engaged in wage negotiations with the NUM and is confident of reaching a settlement which is fair and acceptable to all parties.

Queries:

Mike Teke
+ 27 11 481 3900

Ticker symbols:

JSE: Imp
LSE: Ipla
ADR: Impuy

www.implats.co.za

...back to press releases


IMPLATS
Distinctly Platinum

49

Press releases

Expansion of Underground Mining Operations at Zimplats

20 June 2005

ASX ANNOUNCEMENT

The Board of Directors of Zimplats has approved capital expenditure of US$46 million to extend the existing underground mine at Ngezi as part of the company's transition from opencast operations to underground mining.

This transition will see underground mining tonnage rise from the current 240 000 tonnes per annum to 960 000 tonnes per annum, substituting the higher cost opencast tonnage from the existing Ngezi opencast mine.

The need to substitute underground ore for opencast ore has become a key short-term objective in view of the significant cost differential between the two mining methods, and following the successful operation of the trial underground mine at Ngezi. Overall production will remain at a similar level.

The project will be financed largely through internal funds supplemented by loan finance, the terms of which are subject to the approval of the Reserve Bank of Zimbabwe. Following the approval of the loan finance, the project will commence immediately and is expected to be completed by June 2006.

In addition to expanding the underground operations, this expenditure allows for part of the necessary infrastructure that will be required by the overall expansion of the operations. While progress has been made on some of the conditions precedent required for the expansion, resolution of the outstanding conditions is pending formalization by the relevant authorities.

For further information contact:

Chief Executive Officer
Zimplats
Tel: +263 4 332 591
Fax: +263 4 332 496
Email: greg.sebborn@zimplats.co.zw

ZIMBABWE PLATINUM MINES LIMITED

Block B (Green)
Emerald Office Park
30 The Chase (West) Emerald Hill Harare, Zimbabwe
P O Box 6380, Harare

Tel: +263 4 332 590/3
Fax: +263 4 332 496
Email: info@zimplats.co.zw
Web: www.zimplats.com

...back to press releases

Implats To Proceed With Two Rivers Platinum Project

African Rainbow Minerals Limited
(Incorporated in the Republic of South Africa)
(Registration number 1933/004580/06)
JSE Share code: ARI
LSE Share code: AGM
ISIN: ZAE000054045
("ARM" or the "Company")

50

and

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
JSE Share code : IMP
LSE Share code: IPLA
ADR code: IMPUY
ISIN: ZAE 000003554
("Implats" or "the company")

ARM AND IMPLATS TO PROCEED WITH TWO RIVERS PLATINUM PROJECT

7 June 2005 - African Rainbow Minerals Limited (ARM) and Impala Platinum Holdings Limited (Implats) today announced that the companies will proceed with the 220 000 oz per year platinum group metals (PGM) project, Two Rivers Platinum (Pty) Limited (Two Rivers) on the Eastern Limb of the Bushveld Complex. The joint venture between the companies is held 55% by ARM and 45% by Implats. The JV has contracted ARM to manage the project, while Implats will undertake the processing and refining through its subsidiary Impala Refining Services (IRS).

Two Rivers' capital expenditure is estimated to be in the region of R1.2 billion to commissioning. R600 million project finance has been secured through ABSA and Nedbank, with the balance of the funding being contributed by the two partners in their respective shareholding ratios (ARM R330 million and Implats R270 million). The mine willemploy about 1,000 people, including contractors.

The decision to proceed follows a successful trial mining phase to test all critical project assumptions. The mining and stockpiling of nearly 240 000 tons of UG2 ore, as well as extensive access development has substantively validated geological and mining feasibility parameters.

Two Rivers is located in the southern, central part of the eastern limb of the Bushveld Complex in the Mpumalanga province of South Africa. Both the Merensky and the UG2 reefs are found on the property, but the initial focus of the new Two Rivers mine will be the UG2 Reef. The UG2 reserve totals 40 million tons at a 6E mill grade of 4.18g/t. A platinum to palladium ratio of 5:3 adds to the attractiveness of this project.

ARM's Chief Executive Officer, André Wilkens said: "The decision to proceed with Two Rivers is aligned with the company's growth strategy. The PGM sector is one of

ARM's key commodity focus areas, the project has an exciting return which comfortably meets the company's required return rates, and the successful trial mining phase has reduced risk considerably."

Keith Rumble, Chief Executive Officer of Implats said: "The coming on stream of Two Rivers is an integral part of Implats growth strategy and is a building block in our plans to reach 2.3 million platinum ounces by 2010. The current expansions at the our refinery complex are proceeding well, and the necessary capacity will be available well ahead of the planned commissioning date."

The life of mine is forecast at 20 years at an underground production rate of 2,2 million run-of-mine tons a year. The underground mine will be accessed via a decline shaft system comprising a footwall conveyor decline and two on-reef declines: one for vehicle access and the other a chairlift installation for the transportation of employees. The underground mining operations will be fully mechanised.

Following test-work conducted at Mintek in 2002, with independent laboratory verification, the concentrator plant will be a standard MF2 design as generally used in this industry. Design work for this concentrator advanced significantly during the trial mining phase.

Main metal annual sales from the new mine are planned at an average annual production over the life of the mine of 120 000oz of platinum, 68 000oz of palladium and about 20 000oz of rhodium. Full production is forecast during the second half of 2006. .

The necessary environmental and mining authorizations for project release have been approved by the Department of Minerals and Energy.

André Wilkens continued: "We intend to implement ARM's `We Do It Better' management style at Two Rivers to ensure world-class operating efficiencies. All project assumptions indicate that Two Rivers will be one of the lowest cost PGM producers at less than R200 a ton. We are also optimistic about the upside potential that exists at Two Rivers as additional resources exist in the Merensky Reef that will be mineable in the future."

Keith Rumble concluded that the decision to proceed confirmed Implats' focus on platinum. He also noted that the combination of ARM and Implats was a good one, with ARM bringing to the party operating expertise and Implats the considerable processing and refining infrastructure which would normally prove a barrier to entry to smaller producers. The operation will, at the outset, be compliant with the BEE equity component of the Mining Charter and all other aspects of the Charter are being dealt with at an operational level.

ENDS

African Rainbow Minerals is a South African-based diversified mining company with ferrous metals, nickel and platinum operations. The company also has an exploration portfolio in Zambia, the DRC and Namibia. ARM has a significant interest in gold, with a 16.2% shareholding in Harmony. ARM is listed on the JSE Securities

Exchange, South Africa with a secondary listing on the London Stock Exchange.

Impala Platinum Holdings Limited (Implats) is one of the world's largest producers of PGMs, producing about 2 million ounces of platinum per annum. The company has operations in South Africa and Zimbabwe and exploration projects in South Africa, Zimbabwe, North America and Madagascar. Implats employs close on 30,000 people. The company is listed on the JSE Securities Exchange South Africa (JSE), the LSE and trades as a sponsored level 1 ADR in the United States.

Issued by African Rainbow Minerals Limited and Impala Platinum Holdings Limited

For further details contact:

ARM

Pieter Rörich
Executive: Corporate Development
on+27(0)82 570 5064
pieter.rorich@arm.co.za

Implats

Les Paton
Director:
on +27(0)82 448-7102
les.paton@implats.co.za

Sponsor to ARM and Implats
Deutsche Securities (SA) (Proprietary) Limited

51


IMPLATS
Distinctly Platinum

Press releases

Response to statements by MDC
05 June 2005

486/05-jw

Implats is aware of certain statements attributed by the media to the Movement for Democratic Change (MDC) of Zimbabwe concerning the signing of the bi-lateral accord between South Africa and Zimbabwe and related to various companies currently operating in and negotiating deals in Zimbabwe.

Implats wishes to clarify its position: Implats invested in Zimplats, which is located on the Great Dyke, the second largest platinum-bearing orebody in the world. Implats believes that with significant investment and the appropriate level of expertise this operation has the potential to become a world-class operation. The company's board has given the go-ahead for the next phase of investment pending certain conditions being met, including the signing of the bi-lateral accord between South Africa and Zimbabwe. It is Implats' view that the bilateral accord will, in fact, assist in attracting foreign investment and providing greater stability to the region.

Implats is committed to conducting its affairs in a transparent manner and in line with good practice in corporate governance and in terms of the regulations of the stock exchanges on which both Implats and Zimplats are listed –the JSE Securities Exchange South Africa and the Australian Stock Exchange respectively. The many and regular communications to shareholders and others are evidence of this.

In its short tenure in Zimbabwe, the company has been associated with the creation of at least 1 500 new jobs and, through these, the support of many more family and local community members. Should Implats' planned expansions in Zimbabwe proceed, the industry has the potential to become a significant contributor to the Zimbabwean economy, as an employer, as a consumer and tax-payer, by providing infrastructure and in establishing social investment initiatives.

Queries:

David Brown
+27 11 481 3926

Ticker symbols:

JSE: Imp
LSE: Ipla
ADR: Impuy

www.implats.co.za

...back to press releases

52


IMPLATS
Distinctly Platinum

Press releases

New Bonus Plan to replace Share Incentive Scheme
16 May 2005

472/05

Impala Platinum Holdings Limited (Implats) has approved a new bonus plan for qualifying employees to replace the existing Share Incentive Scheme approved by shareholders.

Recent amendments to the tax legislation are aimed at taxing the full benefits arising from share incentive schemes at normal income tax rates.

Consequently, Implats will not offer employees any further options under the existing Share Incentive Scheme, but will pay relevant employees a fully taxable bonus based on the increase in the share price. Employees' interests will still be aligned with those of shareholders, but without any dilutionary effect.

The rules governing the quantum and timing of benefits to be delivered to employees under the new bonus scheme will be no different from those under the existing Share Incentive Scheme.

Queries:

Cathie Markus
+27 11 481 3925

Bob Gilmour
+ 27 11 481 3913

Ilse Meiring
+ 27 11 481 3943

Ticker symbols:

JSE: Imp
LSE: Ipla

ADRs: Impuy

www.implats.co.za

...back to press releases

53


IMPLATS
Distinctly Platinum

Press releases

Implats Signs Agreement With Dynatec to Participate in the Ambatovy Nickel Project in Madagascar

26 April 2005

477/05

Joint News release

Johannesburg and Toronto, (May 26, 2005): Impala Platinum Holdings Limited (Implats) and Dynatec Corporation today announced that they have entered into an agreement for the joint progression of the Ambatovy Nickel Project in Madagascar.

A feasibility study released by Dynatec in February 2005 has indicated the potential for a 60,000 tonnes per annum (tpa) nickel and 5,600 tpa cobalt project. This feasibility study will now be enhanced and modified to allow for the refinery portion of the Ambatovy Project to be built in Springs, South Africa, thereby leveraging Implats' core competencies and infrastructure.

The February feasibility study estimated that the capital costs for the Project would be US$2.25 billion. These costs will be reviewed in light of the advantageous location of the proposed refinery adjacent to Implats' extensive facilities at Springs. Cash operating costs for the Project are expected to be near the bottom of the global cost curve. Additional details on the feasibility study, including a copy of the executive summary, can be obtained at www.dynatec.ca.

Salient Features:

i. Under the terms of the agreement:
   - Dynatec and Implats will initially own a 50% stake of the Project;
   - Senior project debt funding will be sought for at least 50% of the funding requirements;
   - Implats will contribute US$50 million towards Dynatec's share of equity contributions, whereafter all parties will be required to contribute their proportionate share of equity and provide their share of any guarantees sought by the financiers;

- o Subject to regulatory approvals Implats will provide a project completion cross guarantee of US$170 million for Dynatec's portion of the financing guarantees; and
- o Implats will operate the refinery in Springs on behalf of the Project, and Dynatec will operate the mine and metallurgical facilities in Madagascar.

ii. Implats' and Dynatec's initial 50% interests will be reduced to 37.5% each subject to the necessary regulatory approvals upon the sale of a 25% interest to a third shareholder. Discussions are currently advanced with prospective third partners. Dynatec will receive the entire benefit of any payment or financial support received from the third partner, likely a nickel consumer, as consideration for acquiring its 25% interest. In addition, Dynatec will also receive the entire benefit derived from making available to the third shareholder, and potentially other parties if appropriate, the right to offtake refined nickel at fair market value with respect to up to 75% of the production of the Project.

iii. Implats and Dynatec will jointly undertake the detailed engineering for the Project, including the modification of the February feasibility study to reflect a relocation of the refinery to Springs, the site of Implats' current refinery. Modifications to the feasibility study and sufficient detailed engineering work to form the basis of the partners' decision to proceed with the Project are expected to be completed by the end of 2005 and to cost no more than US$60 million.

iv. Implats' exposure during this phase of work will therefore be limited to US$60 million, being

- o its initial 50% share of the detailed engineering costs (US$30m); and
- o payment of Dynatec's share of such costs (US$30m) as part of the US$50 million referred to in (i) above.

Bruce V. Walter, President and Chief Executive Officer of Dynatec commented: "We believe we have an ideal partner in Implats to move forward with the Ambatovy Project. Implats brings substantial benefits to the Project in its financial strength, extensive refining capabilities and available infrastructure at Springs."

Keith Rumble, Implats Chief Executive, said, "Implats' existing world-class refining infrastructure is advantageously located creating significant synergies between the two companies. The addition of significant volumes (some 60,000 tpa nickel) to Implats' existing refining capacity of 20,000 tpa nickel will achieve the economies of scale enjoyed by large-scale primary nickel producers."

About Implats

Implats is the world's second largest primary producer of platinum. As a natural consequence of platinum group metal production, Implats has been producing nickel for more than thirty years. Exposure to a large laterite project will enable Implats to process and refine nickel at comparable cost to primary nickel producers. It therefore represents growth in one of Implats' most important metals, and fits neatly into Implats' strategic envelope. Implats employs some 31,600 people across its operations and, in the 2004 financial year, produced approximately 1.96 million ounces of platinum (around 3.73 million ounces of PGMs).

About Dynatec Corporation

Dynatec Corporation of Richmond Hill, Ontario, Canada, is a growing mining company, with interests in nickel, copper and precious metals, which possesses extensive expertise in mining and hydrometallurgy. Dynatec's strategy is to create shareholder value by applying the expertise of its 1,300 employees to attractive projects as an owner/operator.

Dynatec currently has three projects in its portfolio. The Ambatovy Project draws on the Company's world leading hydrometallurgical processes and technologies. Over the last 50 years, Dynatec's Metallurgical Technologies Division has participated in the commercialization of more than 40 hydrometallurgical plants worldwide, including more than 15 plants involved in the production of nickel and cobalt. Through the Sudbury Joint Venture, Dynatec is currently producing nickel, copper and precious metals as an owner/operator, and is initiating pilot production of coal-bed methane through a project in West Virginia.

About Madagascar

Madagascar is the world's fourth largest island and is located 500 kilometres off the east coast of southern Africa. The population of Madagascar is approximately 17 million. A former French colony, the country gained its independence in 1960 and is now a democratic republic. The current government, headed by President Marc Ravalomanana, was elected in 2002. The government has identified the responsible development of large-scale resource projects as an important element of the country's economic development strategy.

Forward-Looking Statements

This news release contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond the companies' ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this news release, forward-looking statements are made related to the ownership and potential development and operation of the Ambatovy Nickel Project. Readers should not place undue reliance on these or other forward-looking statements.

Investor Conference Call and Webcast

Keith Rumble, Chief Executive Officer of Implats and Bruce V. Walter, President and Chief Executive Officer of Dynatec, will jointly host a conference call and webcast from Johannesburg on Tuesday, May 31, 2005 at 15:00 (South Africa), 14:00 (London) and 09:00 (Toronto/New York).

Details for the call are as follows:

Toll free dial-In numbers:
South Africa - 0 800 200 648
Canada - 1 866 519 5086
USA - 1 800 860 2442
UK - 0 800 917 7042

Australia - 1 800 350 100

Callers should ask for the Implats/Dynatec call. Remarks from Mr. Rumble and Mr. Walter will be followed by a question and answer session.

A playback of the conference call will be available for one week on:
South Africa & Other: 011 305 2030 (Code - 2401#)
Canada/USA: 1 412 317 0088 (Code - 2401#)
UK: 0808 234 6771 (Code - 2401#)

Webcast:

A webcast of the call will be available at: www.implats.co.za, www.dynatec.ca and through http://www.corpcam.com/registerbeforeviewing.asp?regid=120.

For further information, please contact:

Keith Rumble
Chief Executive
Implats
+27 11 481 3956

Cathie Markus
Executive Director
Implats
+27 11 481 3925

Bruce Walter
President and CEO
Dynatec Corporation
905-780-1980 x339

Mark Utting
Director, Communications and Investor Relations
Dynatec Corporation
905-780-1980 x329

Ticker symbols:

Implats
JSE: Imp
LSE: Ipla
ADR: Impuy

Dynatec
TSX:DY

...back to press releases



54

Press releases

Solid operating performance with headline profit of R1.06 billion for six months

17 February 2005

448/05-jw

Margins maintained at a healthy 33%

Impala Platinum Holdings Limited (Implats) reported today (17 February 2005) headline production (excluding the once-off ounces processed on behalf Lonplats during the 2004 interim period) was marginally higher at 880 300 ounces of platinum for the six months to 31 December 2004 compared with production for the six months to December 2003. Overall sales revenues rose by 10% to R6.2 billion for the half-year, with the dollar and rand prices received per platinum ounce rising by 23% and 7% respectively.

Net profit increased by 185% to R3.0 billion inclusive of the proceeds of the Lonplats sale of R3.2 billion and an impairment at Marula of R1.5 billion. Headline profit of R1.06 billion was on par with the six months to December 2003, equating to R16.00 per share, which is slightly higher than that for the comparable period the previous year. The board has declared a dividend of R5.00 per share

Said Keith Rumble, CEO of Implats, "The results for the 2005 interim period reflect overall steady operational performance, especially at Impala Platinum. The continued strength of the rand muted the strong metal prices to some degree and resulted in exchange rate losses associated with Impala Refining Services (IRS), and the Lonplats receipts but I am pleased to report that overall group margins were maintained at a healthy 33%."

Market Review

Fundamental demand for platinum continued to be firm with rising automotive and industrial demand, partially offsetting a weaker jewellery market. The 2004 calendar year was the first year of supply surplus in the platinum market for 6 years and the free market platinum price averaged $845 per ounce for the six months to December 2004 compared with $732 per ounce for the comparable six months in 2003, an increase of 15%. The market is expected to move into a welcome balance this year, with a surplus or deficit fluctuating around 100 000 ounces for the next four to five years.

Review of operations

The emphasis on safety continued across the group with further improvements in the rates of both lost-time injuries and fatalities, to record lows of 3.47 and 0.079 per million man hours respectively. Regrettably, however, there were four fatalities during the period – two at Impala, one at Marula and one at Zimplats. The Implats board and management extend their condolences to the families and colleagues of the deceased, and remain committed to eliminating fatalities at work.

Impala Platinum

Production at Impala, Implats' largest operating division, was marginally up at 547 000 ounces of platinum in the 2005 interim period compared with the 2004 interim period, despite the 10-day wage related strike in October 2004. Unit costs at Impala were well contained at 6.8%, rising to R4 251 per platinum ounce, the biggest cost driver being wage increases of 8%.

A significant part of the wage-settlement was the securing of union co-operation on the implementation of the drill jigs or Dynamic Drilling Technologies (DDT). Plans to mechanise aspects of the operation were boosted with the start of the roll-out of the drill jigs which will see 150 Merensky panels equipped by the end of the current financial year, doubling to 300 Merensky panels by the end of 2006.

Impala's ability to produce at a constant 1.1 million ounces per annum going forward has been supported by the approval by the board in September 2004 of capital expenditure of R6.6 billion for 16 and 20 shafts. The initial work for these shafts has begun, with 20 shaft scheduled to come into production in 2009 and 16 shaft in 2012. At full production, these shafts will together produce 355 000 ounces of platinum annually.

At Refineries, gross platinum production declined by 18% to 880 300 ounces, largely due to the once-off processing of Lonplats concentrate (totalling 206 000 ounces) in the previous interim period. The lower volumes processed contributed towards a substantial increase in unit costs, although this follows several years of controlled costs with Refineries establishing a reputation for being among the most efficient in the world. The expansion to achieve nameplate capacity of 2 million platinum ounces at both the Base Metals and Precious Metals refineries remains on track and within budget.

Marula Platinum

Production ramp-up at Marula continued to be slow. Tonnes milled totalled 457 000 tonnes to yield 17 300 ounces of platinum in concentrate for the six-month period. The original plan to mine the UG2 reef using mechanised bord-and-pillar mining has failed to achieve the expected throughput as the reef undulates, and dips more steeply than expected. A revised mining method as conventionally used at Impala has now been adopted at Marula and the main declines will be developed in the footwall, which will be more suited to the geological conditions. With effect from the beginning of January, Implats has appointed its own mining management and workforce at Marula and the contractor has left the site.

Preliminary work on the development of footwall infrastructure has begun and the board has approved further capital expenditure of R830 million. The revised production profile will see the mine achieving the originally planned level of 100 000 platinum ounces in FY2009 and steady-state production of 140 000 ounces of platinum three years later.

Zimplats

Production at Zimplats, in which Implats currently holds 84.5%, remains on track with production of platinum ounces in matte rising to 42 300 ounces for the period. In addition to a significant increase in contractor costs during the period, dollar costs per platinum ounce are also being placed under pressure by the fixed exchange rate and high local inflation.

While the board has approved the expansion to 145 000 ounces in principle, this will not begin until there is clarity on various issues - security of tenure over claims and special mining licences, indigenisation, foreign currency accounts and the execution of the bilateral accord between South Africa and Zimbabwe. Discussions between the company and the relevant authorities are continuing. Although the group continues to adopt a cautious approach to expansion in Zimbabwe, Zimplats has proceeded with certain infrastructural developments at a cost of US$20 million. The "blue sky" potential in Zimbabwe remains significant.

Mimosa

Production remains on track but Mimosa like Zimplats is faced by rising local costs. Cash operating margins remain at a satisfactory 28%. The expansion to 80 000 ounces of platinum has been delayed pending the outcome of discussions with the Zimbabwean regulators regarding the domicile of foreign currency accounts.

IRS

Platinum production at IRS declined to 333 000 ounces. However, if the effect of the once-off processing of 206 000 ounces from Lonplats in the 2003 interim period is excluded, production at IRS continued to grow. The continued strength of the rand resulted in a translation loss (relating to dollar advances made to customers) of R124 million.

Prospects

In conclusion, Keith Rumble notes that "The outlook for Implats continues to be positive in both the short and medium-term. The fundamentals for platinum remain firm.

"Implats' production potential of 2.3 million ounces remains a target:

- Impala production is set to continue at a level of 1.1 million platinum ounces for some 30 years,
- continued ramp-up is expected at Marula,

- the 120 000-platinum ounce Two Rivers project (in which Implats holds a 45% stake) has been approved by both boards subject to suitable financing arrangements,
- IRS production is expected to continue to grow with at least one new major project likely to come on stream in the next 12 months, progressive ramp-up in volumes from Marula and continued growth in the recycling of autocatalysts, and
- the potential for growth at Mimosa and Zimplats remains significant.

"We will continue to focus on costs and to increasing productivity with the range of new technology initiatives we have underway at our operations.

"Given a continuation in the current levels of the rand and the platinum price, headline earnings in the second half of the 2005 financial year could be similar to those in the first half of the year."

Queries:

Keith Rumble
+27 11 481 3956

David Brown
+27 11 481 2926

Cathie Markus
+27 11 481 3925

Ticker symbols:

JSE: Imp
LSE: Ipla
ADR: Impuy

...back to press releases

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE SHARE CODE: IMP
LSE SHARE CODE: IPLA
ADR CODE: IMPUY
("Implats")

55

FINANCIAL UPDATE - STRIKE ACTION IN OCTOBER 2004

Implats hereby provides a financial update on the strike action relating to the wage dispute at our Implats operations in Rustenburg.

Most category 3 to 8 employees of whom 73% are National Union of Mineworkers' members amounting to 17 000 employees went on strike on the evening of 30 September 2004. This strike lasted ten production days and the workers returned to work on the evening of 12 October 2004.

- Negotiated settlement - The differential between the company's offer of 7,5% and the unions' demand of 8,5% was settled at 8% across the board, backdated to 1 July 2004. As part of the settlement, the unions committed to support the implementation of productivity initiatives (drill jigs) at the operations.

- Impact on production and profit - Ten production days were lost (out of some 275 production days per annum), equivalent to lost platinum production of 44 300 platinum ounces. The estimated loss in profit was R177 million, equivalent to R2,70 per share. The estimated financial and operating impact of this strike is as follows:

	Total
Production	
Tonnes (t)	632 900
Platinum ounces (oz)	44 300
Financial	
Revenue (Rm)	(344)
Lower operating cost	57
Gross operating loss	(287)
Net loss (after tax and royalties)	(177)

It should be noted, however, that these are preliminary estimates. Implats operations are considering plans to recoup lost production by end of the current financial year. It is unlikely that we will be able to make up the lost production by the half year. It should be noted that the lost production relates only to production from the Impala Lease Area. Gross production for the half year is anticipated to be at levels similar to those achieved last year.

Houghton
15 November 2004
Sponsor:

Deutsche Securities (SA) (Proprietary) Limited
Date: 15/11/2004 04:25:51 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED



56

Press releases

Zimbabwe Platinum Mines Limited - ASX Announcement
05 November 2004

General Meeting of Shareholders held in Johannesburg, South Africa, on 5 November 2004

At a General Meeting held on the 5th of November 2004, the following resolutions were approved by shareholders:

1. In terms of ASX listing rule 7.1, the issue of 13 390 423 ordinary shares in the Company to an appropriate empowerment party on the terms set out in the explanatory memorandum issued to shareholders pursuant to the General Meeting.
2.
   a. In terms of ASX listing rule 10.1, the acquisition from Impala Holdings Limited (Implats) of 30% of the issued share capital of Makwiro Platinum Mines (Private) Limited (Makwiro), on the terms set out in the explanatory memorandum issued to shareholders pursuant to the General Meeting.
   b. In terms of ASX listing rule 10.11, the issue of 14 873 160 ordinary shares in the Company to Implats in connection with the acquisition from Implats of 30% of the issued capital in Makwiro on the terms set out in the explanatory memorandum issued to shareholders pursuant to the General Meeting.

...back to press releases


IMPLATS
Distinctly Platinum

57

Press releases

Zimbabwe monetary policy and Implats
29 October 2004

421/implats-cdr

Impala Platinum Holdings Limited (Implats) confirms that the company has been and remains in discussions with the Governor of the Reserve Bank of Zimbabwe in respect of changes in monetary policy announced yesterday (28 October 2004).

It has been agreed that a task team, comprising government officials and company representatives will be established to ensure that a satisfactory conclusion will be reached that is in the interests of both the mining investors in the country and the Reserve Bank.

The company will respond in more detail in due course.

Queries:

David Brown
+ 27 11 481 3926

Cathie Markus
+ 27 11 481 3925

Ticker symbols:

JSE: Imp
LSE: Ipla
ADRS: Impuy

www.implats.co.za

...back to press releases



58

Press releases

Implats and NUM settle wage dispute
12 October 2004

414/implats- cdr

Operations to resume at Impala - 21:00 shift on 12 October 2004

Impala Platinum Holdings Limited (Implats) confirms that it has reached settlement of 8% across the board in the wage dispute called by the National Union of Mineworkers (NUM) regarding wages at Impala Platinum. The increase will be backdated to 1 July 2004.

As part of the settlement, the NUM has agreed to support initiatives to improve productivity efficiencies through technological advances such as the introduction of drill jigs.

Implats CEO Keith Rumble noted that the company was pleased that common ground could be reached. "We lost nine days of production at the mining operations in Rustenburg, but were able to continue producing at reasonable levels at our precious metals refinery in Springs.

"While we have indicated a cost to the company of R28 million in gross profit per day, this does not take into account the reduced costs during this period, that some production has taken place at the refineries and that lost production may well be made up. More informed estimates will be made available to shareholders in due course."

Queries:

Humphrey Oliphant:
+27 11 481 3909/56

Ilse Meiring:
+27 11 481 3943
+27 82 448 2447

Ticker symbols:

JSE: Imp

LSE: Ipla
ADRs: Impuy

www.implats.co.za

...back to press releases


IMPLATS
Distinctly Platinum

59

Press releases

Discussions resume between Implats and NUM
08 October 2004

411-Implats-cdr

Impala Platinum Holdings Limited (Implats) confirms that constructive discussions with the National Union of Mineworkers resumed late yesterday and are continuing today.

Implats is hopeful that a satisfactory settlement will be reached shortly. Shareholders will be advised of progress in due course.

Queries:

Humphrey Oliphant
HR Executive
+27 11 481-3909/56 (o)

Ilse Meiring
PRO
+27 11 481-3943 (o)
+27 82 448-2447 (m)

Ticker symbols:

JSE: Imp
LSE: Ipla
ADRS: Impuy

www.implats.co.za

...back to press releases


IMPLATS
Distinctly Platinum

60

Press releases

Implats responds to the publication of proposed Zimbabwean regulations
07 October 2004

410/04-cdr

Impala Platinum Holdings Limited (Implats) confirms that the group is in receipt of the draft proposed regulations relating to the indigenization of the Zimbabwean platinum industry.

The proposals are as follows: 20% indigenous ownership within two years; a further 5% within seven years; and a total of 30% within 10 years.

Implats Director Les Paton welcomed the further clarity that is provided by the proposal which forms part of a review of the Mines and Minerals Act within Zimbabwe, and indicates that there is still some way to go before these proposals are finalised and brought into law.

"The Zimbabwean Ministry of Mines has indicated its intention to workshop the proposed regulations with the industry through the Zimbabwean Chamber of Mines and other stakeholders, similar to the process that was adopted in South Africa.

"As it stands the proposals are not far out of line with the South African situation, which requires a 26% Black Economic Empowerment (BEE) ownership within a 10-year time frame. We are confident that a solution can be found in the best interests of Zimbabwe and the companies invested there and that will still attract the significant investment that is required to develop the mining industry, and in particular the PGMS sector on the Great Dyke."

Queries:

Les Paton
+27-11-481-3918/37
+27-82-448-7102

Ticker symbols:

JSE: Imp

LSE: Ipla
ADRS: Impuy

www.implats.co.za

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61

Press releases

Joint announcement by the NUM and Implats
05 October 2004

408/04-jw

The National Union of Mineworkers (NUM) and Impala Platinum Holdings Limited (Implats) today stated that they have had meetings during which representatives from the two organisations explored ways of establishing a process whereby the current wage negotiations could be facilitated and brought to a successful conclusion.

Queries:

Implats
Humphrey Oliphant
+27 11 481-3909/56 (o)

NUM
Archie Palane
+27 11 833 7012 (o)
+27 82 804 9160 (m)

Ticker symbols:
JSE: Imp
LSE: Ipla
ADRS: Impuy

www.implats.co.za

...back to press releases


IMPLATS
Distinctly Platinum

62

Press releases

Update on wage discussions with the NUM
01 October 2004

406/04-jw

Impala Platinum Holdings Limited (Implats) regrets to advise that no further progress was made in respect of wage negotiations with the National Union of Mineworkers (NUM) at Impala Platinum today (1 October 2004). Some 17 000 members of the NUM embarked on strike action on 30 September 2004 at the mining and processing operations on the Impala lease area near Rustenburg, and at the Refineries in Springs.

Implats' final offer is 7.5% relative to current inflation levels of around 4%. The company is disappointed that the NUM has regressed to a demand of 8.5%. Implats remains committed to the process of constructive negotiations should the union wish to engage further.

Queries:

Implats
Humphrey Oliphant
+27 11 481-3909/56 (o)
+ 27 82 457 0442 (m)

Ilse Meiring
+27 11 481 3943 (o)
+27 82 448 2447 (m)

Ticker symbols:

JSE: Imp
LSE: Ipla
ADRS: Impuy

www.implats.co.za

...back to press releases



63

Press releases

Discussions with NUM to resume tomorrow
30 September 2004

404/04-jw

Impala Platinum Holdings Limited (Implats) confirms that discussions with the National Union of Mineworkers (NUM) continued on Wednesday, 29 September 2004. Impala will meet again with the NUM tomorrow (Friday, 1 October 2004) to continue discussions.

Implats also confirms that most of the NUM members in the affected bargaining unit have not reported for work today at Impala Platinum's operations. This includes the mining operations and Mineral Processes on the Impala lease area as well as Refineries, and involves a workforce of about 17 000 people. It is estimated that the strike will cost +R28 million per day.

The conditions of a legal strike apply - notably "No work - No pay". Shareholders will be kept informed of any new developments.

Background

These negotiations follow the signing last year of a two-year agreement on wages and certain conditions of employment that provided for an increase of 9.5% in year one (ie for the period July 2003 - June 2004) and an increase of CPIX plus 1.5% in year two, with the condition that should the latter total be less than 7.5%, or more than 9%, either party could re-open the negotiations on wages only.

Queries:

Humphrey Oliphant
HR Executive
+27 11 481-3909/56

Ilse Meiring
PRO
+27 11 481 3943 (o)
+27 82 448 2447 (m)

Ticker symbols:

JSE: Imp
LSE: Ipla
ADRS: Impuy

www.implats.co.za

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IMPLATS
Distinctly Platinum

64

Press releases

Sale of Implats' stake in Lonplats completed
30 September 2004

405/04-jw

Impala Platinum Holdings Limited (Implats) confirms today, 30 September 2004, that it received final payment of US$667.8 million for the sale of its 27.1% stake in Western Platinum Limited and Eastern Platinum Limited, collectively known as Lonplats. This follows the announcement made on 7 September.

The US$667.8 million received comprises the gross disposal price (US$794.5 million) less both the dividend already received (US$ 31.7 million) and the vendor financing provided by Implats to the consortia of historically disadvantaged South Africans (US$95 million) which have purchased a portion of Implats stake in Lonplats.

The Board has approved a general buy-back of shares, in terms of the current authority granted to it, as the most appropriate method of returning cash to shareholders.

Queries:

Cathie Markus
+27-11-481-3925
+27-82-441-7166

David Brown
+27-11-481-3926
+27-83-254-4084

Ticker symbols:

JSE: Imp
LSE: Ipla
ADRS: Impuy

www.implats.co.za

65


IMPLATS
Distinctly Platinum

Press releases

Discussions between Implats and NUM continue
29 September 2004

403/jw

Impala Platinum Holdings Limited (Implats) confirms that discussions, which began yesterday afternoon with the National Union of Mineworkers (NUM) continued today. This follows the receipt of a 48-hour notice of strike action for Impala Platinum on Monday, 27 September. Impala Platinum reports that all employees reported for work this morning. Discussions are still continuing.

The parties will continue with negotiations to ensure that this matter is resolved as speedily as possible.

Queries:

Implats
Humphrey Oliphant
+27 11 481-3909/56 (o)

Ilse Meiring
+27 11 481 3943 (o)
+27 82 448 2447 (m)

NUM
Archie Palane
+27 11 833 7012 (o)
+27 82 804 9160 (m)

Ticker symbols:

JSE: Imp
LSE: Ipla
ADRS: Impuy

www.implats.co.za

...back to press releases




IMPLATS
Distinctly Platinum

Press releases

Signature of legal agreements; financial effects and withdrawal of cautionary
06 September 2004

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: ("IMP/IMPO")
ISIN: ZAE 000003554
("Implats")

Signature of legal agreements; financial effects and withdrawal of cautionary announcement

1. INTRODUCTION

   In September 2003, Implats announced that it had signed a memorandum of understanding with Lonmin Plc ("Lonmin") regarding the sale of Implats' 27.1% stake in Eastern Platinum Limited and Western Platinum Limited (collectively "Lonplats") to Lonmin and a grouping of black empowerment consortia for US$800 million ("the Transaction").

   The terms of the Transaction were progressed and in May 2004, a further announcement was made stating that the Transaction comprised Implats selling 9% of Lonplats to a consortia of historically disadvantaged South African's ("HDSAs") for US$240.1 million and 18.1% to Lonmin for US$554.4 million, providing a gross disposal price for Implats of US$794.5 million.

   As an indivisible part of the Transaction, Lonmin and the HDSAs will then each sell 9% of Lonplats to a newly formed HDSA-controlled company - Incwala Resources (Pty) Limited.

   To facilitate the Transaction and the establishment of Incwala Resources, Implats will provide vendor financing of US$95 million to the HDSAs.

2. FINANCIAL EFFECTS

   The following table has been prepared for illustrative purposes only and sets out the

unaudited pro forma financial effects of the Transaction based on the audited annual results of Implats for the year ended 30 June 2004.

	Note	"Before" actual (cents)	"After" pro forma (cents)	Percentage change (%)
Earnings per share	1	44.50	44.30	(0.45)
Headline earnings per share	1	39.66	39.46	(0.51)
Net asset value per share	2	160.48	217.58	35.58
Weighted average no of shares	3	66 579 629	66 579 629	
Ordinary shares in issue	4	66 621 177	66 621 177	

Notes:

1. The "Before" column reflects the earnings and headline earnings per share as extracted from the published audited annual financial statements ("AFS") of Implats for the year ended 30 June 2004. The "After" column reflects the earnings and headline earnings per share as if the Transaction had been effective from 1 July 2003. In both the "Before" and "After" columns, the headline earnings per share is after adjusting for the profit on the disposal of Barplats Investments Limited, amounting to R322.3 million.

   Accordingly, the "After" earnings and headline earnings per share are reflected *after the:*

   - elimination of the equity accounted earnings of Lonplats; and
   - inclusion of the after tax interest that would have been earned on the net cash proceeds of the Transaction.

   The US$95 million vendor financing to be provided by Implats to the HDSAs is interest free for a period. (US$60 million bears interest after year two for three years and US$35 million is interest free for five years). Had interest on such loans been factored into the calculation in the "After" column, the small negative variance reflected for both earnings and headline earnings would be eliminated.

2. The "Before" column reflects the net asset value per share extracted from the Implats AFS for the year ended 30 June 2004. The "After" column reflects the net asset value per share as if the Transaction was effective on 30 June 2004.

   Accordingly, the "After" net asset value per share reflects the following adjustments:

   - the elimination of the carrying value of the Lonplats investment; and
   - the inclusion of the gross disposal price for the Transaction.

3. The "Before" and "After" columns reflect the weighed average number of shares in issue for the financial year ended 30 June 2004.
4. The "Before" and "After" columns reflect the number of shares in issue as at 30 June 2004.

3. WITHDRAWAL OF CAUTIONARY

Shareholders of Implats are no longer required to exercise caution in their dealings in Implats shares, with respect to the Transaction.

4. FURTHER NOTIFICATIONS

All parties have now signed final legal agreements subject only to certain conditions precedent, including shareholder approval by Lonmin's shareholders for the Transaction, which are required to be fulfilled prior to completion of the Transaction. Implats will publish an announcement in the press to notify its shareholders on the completion of the Transaction.

Johannesburg
6 September 2004

Sponsor
Deutsche Securities
Member of the Deutsche Bank Group

...back to press releases

67


IMPLATS
Distinctly Platinum

Press releases

Implats sale of stake in Lonplats nears finalisation

06 September 2004

396/jw

Impala Platinum Holdings Limited (Implats) confirms that today, 6 September 2004, it together with Lonmin Plc, the Industrial Development Corporation and a consortium of broad-based empowerment entities, signed the documentation giving effect to the transaction to sell its 27.1% stake in Lonmin's operating subsidiaries, Western Platinum Limited and Eastern Platinum Limited (together referred to as Lonplats).

This follows the initial announcement a year ago that Implats had signed a memorandum of understanding regarding the sale of its stake in Lonplats to Lonmin and a grouping of black empowerment consortia for US$800 million. It was further announced in May 2004 that Implats would simultaneously sell 9% of Lonplats to a consortium of historically disadvantaged South Africans (HDSAs) for US$240.1 million and 18.1% to Lonmin for US$554.5 million, for a total price of US$794.5 million. As an indivisible part of this transaction, the HDSA consortia and Lonmin will each immediately sell 9% of Lonplats to the newly formed black-owned and -controlled mining company, Incwala Platinum (Pty) Limited (Incwala Platinum). In addition, Implats is to provide vendor financing of US$95 million out of a total of US$122 million.

Keith Rumble CEO of Implats notes: "Through the sale of our stake in Lonplats, Implats is proud to have been key to the establishment of a new black mining company Incwala Resources (Pty) Limited and its wholly owned subsidiary, Incwala Platinum. We have also played a significant role in the provision of 78% of the vendor financing, at minimal risk to our shareholders.

"This transaction enables us to meet some of the requirements of the Mining Charter and the Department of Mineral and Energy (DME) has indicated that, as presented, this transaction is in line with the requirements of the new mining law. Although the DME will only evaluate compliance with the legislation once we formally apply for conversion to new order mining rights, it has acknowledged that, having both facilitated this transaction, Implats and Lonmin will be allocated credits proportional to the percentages and ounces they have sold to their BEE partners. We anticipate that in Impala Platinum's hands this will equate to credits of 9%.

"Furthermore, the Implats' board is satisfied that the transaction yields value for

shareholders. The cash flow received from this transaction will be used to fund Implats' capital requirements at its operations in both South Africa and Zimbabwe. Surplus cash will be returned to shareholders."

The signing today is a prelude to the ultimate conclusion of the sale which is expected within weeks, at which time Implats will receive payment for the sale.

Queries:

Cathie Markus
+27 11 481 3925

Ticker symbols:

JSE: Imp
LSE: Ipla
ADRS: Impuy

...back to press releases

68


IMPLATS
Distinctly Platinum

Press releases

Implats increases platinum production to a record 1.96 Moz for the year
27 August 2004

393/04-jw

Earnings decline limited to 13% despite strong rand

Key Performance Highlights

- Safety performance (LTIFR) improves by 15%
- Gross platinum production up by 17% to 1.96Moz
- Impala Platinum production at 1.09 Moz platinum
- Sales revenue maintained at R11.81 billion
- Gross margin of 36%
- Profit down 13% to R2.96bn, largely due to rand appreciation
- Unit cost per platinum ounce up by 4.1%
- Final dividend of 1 600 cents declared

Impala Platinum Holdings Limited (Implats) today reported a significant rise in production to 1.96 Moz of platinum for the 2004 financial year, an increase of 17% on 2003. In spite of markedly higher Dollar metal prices, the Rand revenue per platinum ounce declined by 9% due to the strengthening of the SA Rand versus the US Dollar. Consequently, sales revenue was maintained at R11.81 billion. Increases in group unit costs per platinum ounce were contained to just over 4%, which was less than the South African CPIX rate of inflation of 5%, resulting in a gross margin of 36%. Notwithstanding the good volume growth and cost management, the 24% appreciation of the Rand led to earnings declining by 13% to R2 963 million.

As a result, the board has declared a total dividend payout for the year of R1 399 million ($204 million), equivalent to R21 per share ($3,06 per share).

Implats had an excellent year from an operational perspective. The year was characterized by record performance from our mining operations in Rustenburg (a 10-year high at 1.09

Moz) and Zimbabwe, ably supported by improved metallurgical performance at our concentrators and refineries. In addition, IRS delivered spectacular results, a 43% increase in throughput, inclusive of the once-off processing of 232 000 oz of platinum contribution on behalf of Lonplats during the year.

Implats CEO, Keith Rumble said, "Implats has continued to deliver in line with its stated performance objectives. Metal output increased from Impala Platinum, Zimplats, Mimosa and IRS, while the group's refining operations produced efficiently even though operating above nameplate capacity. This robust performance was overshadowed by the strength of the rand. The only operational lowlight was the slower than expected ramp-up at Marula. We are confident though that we have put plans in place to address this.

"Safety is always an important area of focus for our group. While the 15% improvement in safety performance as measured by the lost time injury frequency rate (LTIFR) to a record low was gratifying, I regret to report the deaths of 10 people at our operations, and we extend our condolences to their families and friends. We will continue with our focus on safety and renew our efforts to improve on this continually."

The market

Several factors supported the platinum price which traded between a low of $655/oz and a high of $937/oz during the year. These included a weak Dollar and equity markets, strong demand for commodities in general, a significant increase in global speculative activity and the perception that supply may not keep up with growing demand as a number of expansion plans were cut back. The average price received for platinum was $773/oz, being 30% up on that of the previous year.

In the palladium market, increasing supply and static demand, combined with speculative activity resulted in prices ranging from $160/oz to $333/oz. The thin market for rhodium, the price of which spiked in recent months, belies the underlying poor fundamentals for the metal and will keep prices under pressure. Nickel, on the other hand, enjoyed a far healthier year with supply lagging demand as the metal benefited not only from a strike at a major producer, but also from a significant increase in demand from a burgeoning Chinese economy.

Contribution to profit

The simplification of the group's structure reflected its continued strategy to focus on mine-to-market operations.

- The group's mining operations (Impala Platinum, Marula Platinum, Zimplats and Mimosa) contributed about 66% of profit and have a combined margin of 41%.
- Impala Refining Services (IRS), which processes third party concentrates and undertakes toll-refining, contributed 13% to profit. Although IRS's margins are in the region of 15%, this operation is undertaken with lower risk to the group and uses spare processing and refining capacity, thereby reducing the unit costs associated with the mine-to-market operations in particular at Impala Platinum.
- Contributions from strategic alliances remained satisfactory at 11%. Lonplats was still

equity accounted during the year.

Growth

Commenting on the group's growth plans, Keith Rumble said, "At Marula, Mimosa and Zimplats, capital expenditure amounted to R621 million with the bulk being spent at Marula. In Zimbabwe, we have progressed cautiously on our investments. The Mimosa mine successfully concluded its expansion programme this year, and additional expansion is being considered. Operating in Zimbabwe can be difficult given both the socio-political dynamics and hyper-inflationary economic circumstances. Recent government moves to introduce additional indigenization quotas without due consultation are of great concern to us.

"Nonetheless, both Mimosa and Zimplats continue to operate and grow in line with our expectations. Our relationship with the government, which is driven by issues of mutual concern, has been amicable. We await clarity on the impending changes to the mining law in that country as a prerequisite to any further significant investment. Currently, the plan at Zimplats is to expand in stages, gradually securing the benefits to be gained through our pre-eminent position on the Great Dyke."

Structural Changes

During the past year, two major transactions were announced: the sale of Implats' 27.1% holding in Western Platinum Limited and Eastern Platinum Limited (collectively Lonplats), and the sale of Barplats. The Minister of Minerals and Energy, Ms Phumzile Mlambo-Ngcuka has indicated that, as presented, the Lonplats transaction is in line with the requirements of the new mining law. Although the Department of Minerals and Energy will only evaluate compliance when the parties formally apply for conversion to new order mining rights, the Minister has acknowledged that, having facilitated this transaction, Implats will be allocated credits proportional to the percentage and ounces sold to the BEE parties. In Impala Platinum's hands this is expected to equal credits of 9%.

The board is satisfied that this transaction is in the best strategic interests of the group and to the benefit of shareholders. In addition to the empowerment credits, the selling price of $800 million represents a premium of 8% on the market valuation of Lonplats at the time of the first announcement.

The sale of Barplats to the Salene Platinum Consortium for R389 million was approved by the South African competitions authorities in June 2004 and the new owners took over from the beginning of July. IRS has a long-term agreement in place with the Crocodile River mine to process any concentrate that may be produced when this mine resumes operation.

In the absence of any acquisition opportunities, just more than half the net inflow from the Lonplats transaction in 2005 (of US$668 million) could be available for distribution to shareholders in some form after allowing for the capital requirements of our growth projects. We are considering a number of avenues including a share buy-back or a special dividend.

Prospects

In respect of prospects, Keith Rumble noted that market fundamentals for platinum are expected to remain sound next year. Automotive demand will be the key driver, alongside a recovery in jewellery demand. Palladium and rhodium may fall victim to growing supply and above ground inventories while nickel should remain firm on the back of strong demand and very little growth in supply. Implats' consistent growth in production is set to continue for the next four years potentially rising to about 2.3 Moz of platinum in 2008. Production for 2005 will come from Implats' managed operations and through IRS, but the once-off windfall of platinum processed on behalf of Lonplats will not be repeated.

Consequently, refined platinum production is expected to decline to about 1.8 Moz in 2005. At the same time, unit cost increases are expected to be in line with inflation. Whereas profit should be significantly enhanced by the proceeds from the sale of the Lonplats interests, headline earnings will depend to a substantial extent on the exchange rate.

The annual report for the 2004 financial year is available on the Implats website www.implats.co.za. To obtain a print version of the annual report contact investor@implats.co.za.

Queries:

Keith Rumble
+27 11 481 3956

David Brown
+27 11 481 3926/27

Cathie Markus
+27 11 481 3924/5

Les Paton
+27 11 481 3918/37

Ticker symbols:

JSE: Imp
LSE: Ipla
ADR: Impuy

...back to press releases

69


IMPLATS
Distinctly Platinum

Press releases

Ngezi operations back to normal
30 June 2004

369/04-jw

Impala Platinum Holding Limited (Implats) confirms that employees of Horlock Mining, a contractor mining company, who embarked on illegal "go-slow" action at Makwiro Platinum's Ngezi open pit mine on 8 June have returned to work. Implats currently has an effective 88.3% stake in Makwiro through its interests in both Makwiro and Makwiro's parent company, Zimplats. Full production will be resumed immediately.

As the operation was able to process stockpiled ore during the strike, the financial losses are not significant, although the stockpile has been severely depleted.

Queries:

Les Paton
+27 11 481 3918/37

Ticker symbols:

JSE: Imp
LSE: Ipla
ADRS: Impuy

...back to press releases


IMPLATS
Distinctly Platinum

70

Press releases

Joint announcement made by Implats and the National Union of Mineworkers
28 June 2004

366/04-cdr

Agreement reached between Impala and the NUM

Impala Platinum Holdings Limited (Implats) and the National Union of Mineworkers confirm that they have reached agreement whereby the 1,700 rockdrill operators who have been engaged in unprotected industrial action at Impala Platinum Limited, will return to work by Tuesday 29 June 2004.

Agreement has been reached that management and the union will discuss the issues raised during this industrial action through the bargaining mechanisms in place at Impala and that the shifts lost will be made up. There has been no significant impact on production.

For queries please contact:

Ilse Meiring :
011 481 9349
082 448 2447

Charmane Russell/Janet Whitaker :
082 372 5816 / 083 556 4324

...back to press releases


IMPLATS
Distinctly Platinum

71

Press releases

Industrial action at Impala Platinum, Rustenburg

25 June 2004

365/04-mb

Impala Platinum Holdings Ltd (Implats) confirms that it has dismissed some 1 700 rockdrill operators (representing some 6.5% of the total workforce) at the Impala Platinum south section. This follows after they have, to date, failed to return to work after embarking on unprotected industrial action on Wednesday, 23 June 2004. Management understands that the strike has to do with working conditions.

Other functions (apart from those of the rockdrill operators) at the south section are continuing normally. Management is currently considering plans to effect a resumption of the rockdrill operations as soon as is practicably possible.

Queries:

Paul Visser
+27 14 569 6560
+27 82 576 6376

Ilse Meiring
+27 11 481 3943
+27 82 448 2447

Ticker symbols:
JSE: Imp
LSE: Ipla
ADR: Impuy

...back to press releases

FURTHER PROGRSS ON SALE OF IMPLATS ENTIRE 27.1% STAKE IN EACH OF WESTERN PLATINUM LIMITED AND EASTERN PLATINUM LIMITED (TOGETHER "Lonplats") AND THE ESTABLISHMENT OF INCWALA RESOURCES

72

LONMIN Plc
(Incorporated in the United Kingdom)
Share code : LON
ISIN code : GB0031192486
("Lonmin")

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration number : 1959/001979/06
Share code : IMP / IMPO
ISIN ZAE 000003554
("Implats")

LONMIN AND IMPLATS ANNOUNCE FURTHER PROGRESS ON THE SALE BY IMPLATS OF ITS ENTIRE 27.1% STAKE IN EACH OF WESTERN PLATINUM LIMITED AND EASTERN PLATINUM LIMITED (TOGETHER "Lonplats") AND THE ESTABLISHMENT OF INCWALA RESOURCES

Further to our announcement of May 12th 2004, Implats and Lonmin are pleased to announce that the outstanding US$30 million of funding from Historically Disadvantaged South Africans ("HDSA") has now been sourced. Andisa Capital, Dema Group and Vantage Capital will increase their respective interests in Incwala Resources by an equal amount having secured strong financial support for an additional US$10 million each of funding. (ie. All three consortia will raise a total of US$20 million each.)

In addition, to facilitate the significant increased involvement of Lonplats' employees, it is currently envisaged that Lonmin will guarantee US$5 million of the additional funds to be obtained by each of Andisa, Dema and Vantage and that a Lonplats Employee Trust ("LET") will be established which will hold a 25% equity interest in each of the Andisa, Dema and Vantage consortia that will invest in Incwala Resources. The sole beneficiary of the LET will be Masakhane Provident Fund, the ultimate beneficiaries of which are Lonplats employees. Masakhane's membership is approaching 20 000, consisting exclusively of Lonplats employees, almost all of whom are HDSA.

All principal HDSA investors have signed non-legally binding letters and memoranda of understanding to record the above and the process of selecting HDSA investors is now complete. The result of these developments is that the Andisa, Dema and Vantage consortia will increase their interest in Incwala Resources to some 16% each, in respect of which the LET will have a 25% interest. This equates to the LET having an indirect equity interest in Incwala Resources of some 12% valued at approximately US$45 million.

Together with the other shareholders previously announced, Incwala Resources will have a significant broad-base of shareholders and remain over 52% HDSA controlled from the outset. The remaining approximate 48% will be held by Lonmin and the Industrial Development Corporation.

Implats and Lonmin are delighted that all elements of the transaction are now in place and are working towards concluding legally binding agreements with all parties and obtaining approvals from Lonmin shareholders and the relevant regulatory authorities. Implats and Lonmin have filed the merger notice in respect of the transaction with the South African Competition Commission. It is expected that the transaction will be completed in the third quarter of 2004. Shareholders are advised to continue to exercise caution when dealing in Impala's securities until a further announcement is made.

Enquiries

Lonmin

Ian Farmer, Corp Development Director +27 11 268 6318
Albert Jamieson, Business Development Director Lonplats
+27 11 268 6318
Anthony Cardew/Olivia Gallimore, Cardew Chancery +44 207 930 0777

Implats

David Brown, Financial Director +27 11 481 3926
Cathie Markus, Corp Affairs Director +27 11 481 3925

June 15, 2004
Sponsor: Deutsche Securities

73


IMPLATS
Distinctly Platinum

Press releases

"Go slow" at Ngezi opencast operations – management temporarily suspends operations to protect equipment

08 June 2004

360/04-jw

Impala Platinum Holding Limited (Implats) confirms that employees of Horlock Mining, a contractor mining company, have embarked on illegal "go-slow" action at Makwiro Platinum's Ngezi open pit mine. Implats currently has an effective 88.3% stake in Makwiro through its interests in both Makwiro and Makwiro's parent company, Zimplats.

Given the possibility of damage to equipment, management has decided to suspend some of the mining operations while the contractors attend to the issue. Although not directly involved in the resolution of the labour dispute, Zimplats and Makwiro management are in full consultation with stakeholders to ensure a speedy outcome and a return to normal operations.

Ore production for the month of June will be negatively affected by this action and, in order to offset this effect, planned maintenance of the crusher and the concentrator will be brought forward and will commence shortly.

Queries:

Les Paton
+27 11 481 3918

Ticker symbols:

JSE: Imp
LSE: Ipla
ADRS: Impuy

www.implats.co.za

...back to press releases

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 1957/001979/06
JSE Share code: IMP/IMPO
ISIN: ZAE000003554
("Implats")



FURTHER CAUTIONARY ANNOUNCEMENT

Shareholders are referred to the joint announcement by Implats and Lonmin plc regarding Implats' 27,1% stake in Eastern Platinum Limited and Western Platinum Limited dated 12 May 2004.

Shareholders are advised to continue to exercise caution when dealing in the company's securities until a further announcement is made.

Johannesburg
12 May 2004
Sponsor:
Deutsche Securities
Date: 12/05/2004 04:46:01 PM Produced by the JSE SENS Department

75

Lonmin Plc
(Incorporated in the United Kingdom)
Share code : LON
ISIN code : GB0031192486
("Lonmin")

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 1957/001979/06
Share code : IMP
ISIN ZAE000003554
("Implats")

12 May 2004

LONMIN AND IMPLATS ANNOUNCE SIGNIFICANT PROGRESS ON THE SALE BY IMPLATS OF ITS ENTIRE 27.1% STAKE IN EACH OF WESTERN PLATINUM LIMITED AND EASTERN PLATINUM LIMITED (TOGETHER "LONPLATS") - 9.0% TO HDSA INVESTORS AND THE BALANCE TO LONMIN

A number of key milestones have been achieved including endorsement by the Department of Minerals and Energy, participation by the Industrial Development Corporation, the involvement of Historically Disadvantaged South Africans and the obtaining of bank funding

- **Sale of 27.1% of Lonplats by Implats**
    - Implats to dispose of its entire 27.1% shareholding in Lonplats for cash;
    - 9.0% for US$240.1 million directly to a number of consortia comprising Historically Disadvantaged South Africans ("HDSA") ("HDSA Investors");
    - 18.1% for a total of US$554.4 million to Lonmin; and
    - Implats and Lonmin to provide a vendor-financing package of US$122.0 million for HDSA investors.
- **Purchase of 18% of Lonplats by Incwala Resources**
    - Lonmin to on-sell 9.0% of Lonplats to Incwala Resources (Pty) Ltd ("Incwala Resources") - a newly formed company (to be HDSA controlled) - for US$240.1 million in cash;
    - HDSA Investors to sell the 9.0% of Lonplats acquired from Implats to Incwala Resources for US$240.1 million in cash, to be partly reinvested in Incwala Resources equity;

- HDSA Investors will own more than 50% of Incwala Resources;
- Lonmin to invest a cash amount of US$90.3 million in Incwala Resources for equity;
- The Industrial Development Corporation of SA ("IDC") to make a direct equity investment in Incwala Resources, of US$81.7 million in cash; and
- Incwala Resources secures funding in the Rand equivalent of US$125.0 million from a syndicate of banks.

- **Department of Minerals and Energy Support**
  - The South African Minister of Minerals and Energy supports the proposed transaction and endorses it as a constructive approach to black economic empowerment - within the requirements of the new Mining law

Introduction

On 18 September 2003, Lonmin and Implats announced that they had signed a non-binding Memorandum of Understanding ("MOU") providing for the sale by Implats of its entire 27.1% holding in Western Platinum Ltd and Eastern Platinum Ltd, Lonmin's principal operating subsidiaries (together referred to as "Lonplats") which would have the effect of ending Implats' joint control of Lonplats. Lonmin currently holds the balance of 72.9% of Lonplats.

Significant progress has been made since the September announcement. The transaction has been restructured to facilitate the claim, on application for conversion of mining rights, of equity ownership credits in terms of the Mining Charter.

Commenting on the transaction, the Minister for Minerals and Energy Ms. Phumzile Mlambo-Ngcuka said: "As presented, this transaction is in line with the requirements of the new mining law. The Department of Minerals and Energy will at an appropriate time evaluate compliance with all aspects of the law; the Scorecard and the Mining Charter, that is when the parties formally present themselves for conversion to new order mining rights. It is at that stage that any due credits for compliance will be formally awarded to the parties. We wish the partners success in this business venture and the courage to face the challenges that lie ahead.

Lonmin and Impala have both facilitated this transaction and both will be allocated credits that are proportional to the percentages and ounces they have sold to their BEE partners. We welcome the progress that has been made by all the parties".

Sale by Implats of 9.0% of Lonplats to HDSA Investors

HDSA Investors will acquire a 9.0% stake in Lonplats directly from Implats for US$240.1 million in cash. Funding for this acquisition will be facilitated as follows:

- HDSA Investors will contribute approximately US$61.1 million of their own-sourced funding;

- US$57.0 million short term bridge finance; and

- Lonmin and Implats will provide US$27.0 million and US$95.0 million of vendor-financing respectively.

Lonmin will indemnify Implats for its vendor-financing portion up to a cap of US$95.0 million, in the event that the HDSAs are unable to repay the principal amount of the loan on maturity. Given the strong cash flows of Lonplats, Lonmin believes it is unlikely that this indemnity will be called.

HDSA Investors will on-sell to Incwala Platinum (Pty) Ltd (Incwala Resources' wholly-owned subsidiary, "Incwala Platinum") the entire 9.0% stake for a matching consideration of US$240.1 million to be settled in cash. The HDSA Investors will use part of the consideration to repay the US$57.0 million of bridge finance, and the balance to acquire shares in Incwala Resources.

Lonmin and Implats are in advanced discussions on the potential investment with various broad-based HDSA consortia, which will between them purchase the 9.0% stake in Lonplats from Implats and become the founding HDSA Investors in Incwala Resources as envisaged above.

To date, three HDSA consortia have succeeded in securing strong financial support for some US$30 million (corresponding to an investment of approximately 24.7% in Incwala Resources) towards the US$61.0 million of total funding required for the HDSA investment in Incwala Resources.

These three HDSA Investors are:

- Andisa Capital, a black empowerment financial services company headed by Saki Macozoma (Chairman) and Ronnie Ntuli (Chief Executive);

- Dema Group, a women's group, led by Zanele Mavuso Mbatha (MD); and

- Vantage Capital, an empowerment group headed by Mutle Mogase.

Further potential HDSA investors are working on obtaining the required own-sourced funding in order to participate in the unique investment opportunity represented by the balance of the controlling interest in Incwala Resources. The identities of further HDSA consortia will be announced upon the successful completion of this exercise.

Sale by Implats of its remaining 18.1% of Lonplats to Lonmin

Lonmin will acquire 18.1% of Lonplats from Implats for US$534.4 million less an amount equal to US$31.7 million, which is the amount of the dividend that Lonplats has paid to Implats in respect of the last financial year ended 30 September 2003. In addition, Lonmin will, simultaneously with the sale by Implats to the HDSA investors, pay Implats US$20.0 million for facilitating the transaction within this

structure. The net payment to Implats by Lonmin for the18.1% is therefore US$522.7 million.

From its newly acquired 18.1% shareholding in Lonplats, Lonmin will immediately sell 9.0% directly to Incwala Platinum for US$240.1 million to be settled in cash.

Following the completion of this transaction, Lonmin will have an 82.0% stake in Lonplats and Incwala Resources an 18.0% stake. Lonmin will also make a direct equity investment in Incwala Resources of US$90.3 million in cash.

Introduction of the Industrial Development Corporation as a founding direct equity investor

The IDC has approved a direct equity investment of US$81.7 million in Incwala Resources. It is envisaged that the IDC and Lonmin will acquire an equal shareholding in Incwala Resources.

This investment will represent a facilitation by the IDC of Black Economic Empowerment in the platinum industry.

Incwala Resources - Funding and Capital Structure

Incwala Resources is to be funded through a combination of equity and preference shares. It is currently envisaged that the funding (other than that to be provided by the HDSA Investors) will be sourced as follows:

- A syndicate of banks will provide the Rand equivalent of US$125.0 million to Incwala Platinum in the form of preference share funding with an expected term of 7 years. The banks comprise: ABSA Bank Limited, Nedbank Limited, Standard Chartered Bank Limited and The Standard Bank of South Africa Limited; and

- Lonmin and the IDC will subscribe for equal equity interests of approximately 23.6% each in Incwala Resources.

Provision is being made to accommodate the South African Women in Mining Association, Lonplats employees by way of their Masikane Provident Fund and communities in the vicinity of Lonplats operations by way of the Bapo Ba Mogale community, to have an equity interest in Incwala. On completion, Incwala Resources will be majority HDSA-owned and have majority HDSA Board representation.

Incwala Resources intends to develop into a flagship for Black Economic Empowerment in the South African diversified mining industry, enabling widespread participation by HDSAs in the mineral wealth of South Africa, and ultimately seeking a listing on the JSE Securities Exchange South Africa.

Conditions to Completion

Completion of the proposed transaction is subject to the following conditions:

- The potential HDSA investors successfully obtaining the required amount of own-sourced funds;
- Signature of legally binding agreements between all the parties involved in the transaction;
- The approval of Lonmin shareholders as required by the UK Listing Rules; and
- The unconditional approval of the South African competition authorities and other relevant regulatory authorities.

It is expected that the transaction will complete in the third quarter of 2004.

Further announcements will be made in due course.

Enquiries

Lonmin

John Robinson, Chief Financial Officer +44 20 7201 6032
Ian Farmer, Director +27 11 268 6318
CardewChancery +44 207 930 0777

Implats

David Brown, Chief Financial Officer +27 11 481 3926
Cathie Markus, Executive Director +27 11 481 3925

Issued by sponsor: Deutsche Securities

76

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number: 1957/001979/06)
JSE Share code: IMP
LSE: Impla
ADRS: Impuy
ISIN: ZAE000003554
("Implats")

Sale of Implats' stake in Barplats Holdings Limited ("Barplats")

Implats announces today that further progress has been made with regard to the sale of its indirectly held 83.2% stake in Barplats to the Salene Platinum Consortium ("the Consortium").

Following the agreement concluded with the Consortium on 5 March 2004, the full purchase price of R388.9 million has been guaranteed by a suitable bank guarantee in favour of Barplats Holdings Limited, a wholly owned subsidiary of Implats.

This represents a purchase price of R2.10 per share.

The transaction remains subject to the approval of the South African Competition Commission. It is anticipated that that filing will be made during the course of this week. Provided that the transaction is approved by the Competition Commission, it is anticipated that the transaction can be concluded by the financial year end (30 June).

Johannesburg
21 April 2004

Queries:

David Brown
+27-11-481-3926
+27-83-254-4084

Cathie Markus
+27-11-481-3925
+27-82-441-7166

Issued by:
Sponsor: Deutsche Securities (SA) (Proprietary) Limited

77


IMPLATS
Distinctly Platinum

Press releases

US$53-million innovative platinum beneficiation partnership

07 April 2004

330/04-jw

Significant investment in SA jewellery manufacturing industry

South Africa is reaping economic benefits from a new downstream platinum beneficiation project centred on a Cape Town-based jewellery factory established under a multi-national partnership involving Italian, Swedish, British and South African companies.

The new venture, Silplat (Pty) Ltd, is the result of close collaboration between Italy's leading jewellery manufacturer, Silmar, a leading South African platinum producer, Impala Platinum Holdings Limited (Implats), local jewellery producer, SA Link Company, and specialist corporate finance house, Micofin Corporate Services. Equity and loan financing are being provided by the Swedish-UK consortium, Saab-BAE SYSTEMS, as part of their national industrial participation obligation arising from South Africa's purchase of new military aircraft.

Silplat is a high-volume globally competitive jewellery manufacturing business which expects to beneficiate more than three tons of platinum each year, generating approximately US$100-million (about R650-million) in annual sales. Export sales will account for around 85 per cent of annual turnover.

Officially opening the new Cape Town factory, the Minister for Minerals & Energy Affairs, Mrs Phumzile Mlambo-Ngcuka, described the strategic benefits of the venture.

"In addition to generating new exports, this important venture will also have a positive impact on local jobs and skills development. It is further evidence of Government's tandem strategies for leveraging new investments and economic activity from key State procurement programmes and for minerals and metals beneficiation. Significantly, for the mining sector, the beneficiation strategy focusses on adding value to South African-produced minerals and metals through downstream processing and manufacturing of finished and semi-finished goods for export", explained the Minister.

Specialised equipment, technology and skills training have been provided by Italy's Silmar. The machinery was shipped to South Africa over the past four months and installed in the

new Cape Town factory. Silmar will also support the project through its global network of wholesale and retail partners and customers giving access to existing and new platinum jewellery markets.

Combined foreign and local investment in Silplat amounts to US$25-million. In addition, Implats has extended a platinum loan facility of up to 1 000kg (equivalent to some US$28 million at current platinum prices) to Silplat, of which about 200kg (equivalent to US$5.6 million) has already been taken up.

Silplat managing director, Stephen Marine, said the venture is the first high volume, export focused-platinum jewellery manufacturing project in South Africa and offered new opportunities in the sector. "This is a major coup, it is the most technologically advanced facility of its kind in South Africa. But besides locking in an important investment from Silmar, one of Europe's largest jewellery manufacturers, the venture will also create 33 new jobs while securing the jobs of another 120 SA Link employees in Cape Town."

Historically, growth in the platinum jewellery industry has been constrained by limited access to raw platinum and the cost of working capital. In addition to its direct equity interest in the project, Implats will be facilitating the supply of metal through the platinum loan ensuring sufficient supply of this scarce resource to Silplat. Implats' CEO, Keith Rumble, explained: "This venture is part of our committment to local beneficiation and the development of a viable jewellery industry in South Africa and is yet another way in which we are meeting our obligations in terms of the Mining Charter."

The partners have worked closely over the past two years to develop and fine-tune this venture. Guidance and advice was provided throughout by Government to ensure it was in line with the strategy for minerals beneficiation. This aims to establish profitable and sustainable downstream industries adding value to the metals and minerals mined in South Africa while creating jobs and skills in the country.

"In addition to our equity investment in Silplat, we will provide a loan facility to finance working capital in the future. This is another example of how Saab-BAE SYSTEMS is delivering new economic benefits to South Africa as it fulfils its National Industrial Participation obligations arising from South Africa's procurement of Hawk jet trainers and Gripen fighters for the SANDF", explained Saab-BAE SYSTEMS SA National Industrial Participation executive director, Bernard Collier.

For more information, see attached Notes to Editors

Notes to Editors

ABOUT PLATINUM

Platinum is considered the most precious metal of all metals.

The use of platinum jewellery dates back to the pre-Incan and ancient Egyptian civilisations. Platinum is a high density, strong, hard and extremely durable metal. It does not fade, is hypoallergenic and is also resistant to oxidation. All of these qualities combined with its aesthetic value make it ideal for use in jewellery. Platinum jewellery currently accounts for 38% or about 80t of global demand for the precious metal.

Platinum jewellery manufactured by Silplat will consist of a range of platinum chains where sales of chains represent more than 50% of the total jewellery market. Chains are used throughout the world as necklaces, bracelets or to suspend pendants and sliders.

Important markets for platinum jewellery are the Chinese, Japanese, European and USA markets. Silplat will initially focus on the Chinese and USA markets and intends to establish commercial offices in Hong Kong and New York in order to spearhead market penetration in China and the USA.

ABOUT SILMAR

Silmar S.p.A. - Silmar is an Italian-based jewellery manufacturer established in 1977 with annual turnover exceeding US$100 million. Silmar comprises three units, two of which manufacture and sell platinum and gold chains while the third specialises in manufacturing processes and technologies, including the design of new machines for the manufacture of jewellery products. It ranks among the world's top five producers of gold chain products with the US and Asia among its primary markets.

Silmar has managed to significantly grow its market share through efficient high volume production and aggressive product marketing and branding. The company's competitive advantage is based on a number of factors including access to proprietary production technology, an innovative product design capability and their own marketing operations supporting world-wide jewellery sales.

ABOUT IMPALA PLATINUM

Impala Platinum Holdings Limited (Implats) is one of the premier platinum companies in the world, producing almost 1.8 million ounces of platinum annually. Impala Platinum, its primary operation, is located on the western limb of the world-renowned Bushveld Complex in South Africa. Secondary operations are located on the eastern limb of the Bushveld Complex and on the Great Dyke in Zimbabwe.

With a market capitalisation of R40 billion, Implats is one of the most efficient and lowest cost producers in the world, and employs 31 500 people across all its operations. It has reserves of 254 million ounces of platinum.

Additional information can be obtained from www.implats.co.za.

ABOUT SA LINK

SA Link is a family business which was established in 1977. It specialises in gold cast rings, ear-rings and pendants, hollow-tube ear-rings and bangles. It began exporting in 1998 and has developed markets in the US and United Kingdom.

ABOUT SAAB

Saab is one of the world's leading high-technology companies, with its main operations

focusing on defence, aviation and space. The Group covers a broad spectrum of competence and capability in systems integration. Shareholders include Investor AB, the Scandinavian investment group (20%) and BAE SYSTEMS (35%) with the balance of the shares being traded on the Stockholm Exchange.

Over the past five years Saab has expanded its operations to South Africa, establishing partnerships and investing in local companies.

www.saab.se

ABOUT BAE SYSTEMS

BAE SYSTEMS is a systems company innovating for a safer world and delivering total solutions to customer requirements, from the outermost reaches of space to the depths of the oceans.

BAE SYSTEMS has international markets around the globe producing annual sales of some £12 billion. Including joint ventures, BAE SYSTEMS employs world-wide more than 90,000 people, committed to delivering outstanding capability to customers through the quality technology, the robust processes and the innovation of its people.

BAE SYSTEMS established a South African presence in 1995. It provides aircraft and systems to SA Airlink, SAA, the SA Air Force and is engaged in numerous partnerships across a broad array of South African industrial sectors.

www.baesystems.com

ABOUT MICOFIN CORPORATE SERVICES

Micofin is a niche financial services company specialising in the mining and resources sector. Micofin promoted the project in addition to providing corporate finance, facilitation and project management services.

www.micofin.co.za

FOR FURTHER INFORMATION CONTACT:

Silplat:
Stephen Marine
021 461 5344

Implats
Ilse Meiring
011 481 3943

Charmane Russell
011 880 3924 or 082 372 5816

Saab - BAE SYSTEMS
Linden Birns
082 568 8031

...back to press releases

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP
Issuer code: IMPO
LSE: IPLA
ADR's: IMPUY
ISIN: ZAE000003554
("Implats")

78

Further cautionary announcement

Shareholders are referred to the joint announcement by Implats and Lonmin plc and the Implats cautionary announcement of 18 September 2003 regarding Implats' 27,1% stake in Western Platinum Limited and Eastern Platinum Limited.

Shareholders are advised that progress towards finalizing the sale is being made and, although there can be no assurance that negotiations will be successfully concluded, to exercise caution when dealing in the company's securities until a further announcement is made.

Johannesburg
5 March 2004
Sponsor
Deutsche Securities
Member of the Deutsche Bank Group
Deutsche Securities (SA) Proprietry) Limited
(Registration number 1995/011798/07)
Date: 05/03/2004 07:00:09 AM Produced by the JSE SENS Department


IMPLATS
Distinctly Platinum

79

Press releases

Production rises to record 1.075 Moz level for half-year
12 February 2004

307/04-jw

Strength of currency limits earnings growth – dividend maintained at around 30% of earnings

Impala Platinum Holdings Limited (Implats) reported a substantial increase in platinum production to 1.075 million ounces for the first half of the 2004 financial year up 39% when compared to that of the corresponding period in the 2003 financial year.

According to Implats CEO, Keith Rumble, "Operationally Implats has performed well, with Impala Platinum producing as planned, and the Zimbabwean operations are now beginning to contribute to the bottom line. Although this notably higher level of production coincided with record dollar prices for platinum, this was insufficient to counter a 29% appreciation in the value of the rand in terms of the US dollar over the reporting period. Nonetheless, we have recorded a substantial net profit of nearly R1.1 billion and have declared a dividend of R5 per share. "

Rand revenue received per platinum ounce sold fell by 24% to R7 099 per ounce for the six months to end December 2003, from R9 353 per ounce for the previous interim period. Consequently, headline earnings a share fell to 1 604 cents a share, from 3 042 cents for the comparable interim period in the 2003 financial year.

Although they have declined, gross margins remain healthy at 31%. Despite a 9.5% increase in wages granted for the 2004 financial year and increases in some input prices (such as steel) well in excess of the inflation rate, the rise in unit cash costs for the Impala operation were restricted to 8%.

Financial review

A comparison of the 2004 interim period with that of the 2003 financial year indicates:

- Earnings and net profit for the period were substantially affected by the 29% increase in the value of the rand in terms of the US dollar. This, together with weaker palladium and rhodium prices, resulted in the rand revenue per platinum ounce sold declining by 24%.

- Consequently, sales revenue fell by 12% to R5 632, despite increased sales volumes of platinum, palladium and nickel, and earnings were down by 47%.
- The contribution made by associates was similarly affected.
- Overall, operating expenses increased by 16% compared to an increase of 24% for the previous interim period. The increase of 16% was a result of the greater number of platinum ounces produced as well as increases in excess of inflation in the price of certain material inputs and wages.
- The exchange rate translation loss on US dollar-denominated balance sheet items was R133 million, which is less than the R211 million recorded in the previous interim period.
- Cash on hand, net of short term debt, at the end of the 2004 interim period was R278 million compared to R2.324 billion in December 2002.
- Capital expenditure for the period amounted to R876 million with R900 million planned for the second half of the year.
- The dividend to be paid has been maintained at approximately 30% of earnings and the board has declared a dividend of 500 cents per share for the interim period.

The market

Sales volumes remained strong with positive increase in sales of all metals recorded in the period. In particular, platinum sales rose by 13% and nickel sales by 14%. Prices achieved in dollars for platinum and nickel were sharply higher at 28% and 36% respectively. The ongoing solid fundamentals in the platinum market together with renewed investor interest pushed prices to 24-year highs in January 2004.

Although the higher platinum price did affect jewellery demand for the year, the resilience of this market, given the impact of the SARS epidemic as well as global economic uncertainty, has been remarkable. In the automotive sector, ever-stricter legislation and strong diesel vehicle sales underpinned demand.

Palladium and rhodium markets continued to experience surpluses, with the former in particular suffering from high levels of inventories and anaemic demand resulting in prices for these metals declining sharply by 38% and 36% respectively.

Safety and health

Although the emphasis on safety continued across the groups' operations, it is with much regret that we report on four fatalities for the period. Our condolences are extended to the families and colleagues of the deceased.

On the positive side, the lost time injury frequency rate declined to a record low for the period. Particularly commendable is the excellent safety performance at the Refineries in Springs which has operated without a lost time injury for the past two years.

Various safety initiatives continue. The launch of a behaviour-based safety programme is making progress towards achieving its aim of zero fatalities. The fall of ground safety

campaign and ground control districts programme continue to reduce the number of injuries caused by this hazard.

Operational review

Production at **Impala Platinum** remained steady and on target, in line with the planned production strategy. Production from the decline levels is coming on stream and the mechanised mining programme is well underway.

Impala's processing and refining operations continued to maintain their high performance levels. A full-scale tailings scavenging plant was commissioned in December 2003 and is capable of yielding an extra 10 000oz of platinum annually. The UG2 plant has seen a 20% increase in throughput as well as improved recoveries since the start of an upgrade more than two years ago. The Springs Refinery continued to excel with record platinum production of over 1 million ounces for the six months.

The hot commissioning of the plant at **Marula Platinum** began on 19 January 2004 and is proceeding satisfactorily. Although development and build up of the run of mine ore stockpile are somewhat behind schedule, Marula expects to produce 16 000 ounces of platinum in concentrate during the current financial year. The eventual target is still 100 000oz of platinum.

Following on its offer to minority shareholders, Implats has secured a holding of 82% in **Zimplats**. Negotiations are underway regarding the sale of a stake in the company to the Needgate consortium, a BEE entity, and further announcements will be made in this regard in due course.

Mimosa Platinum has reached full production of 65 000 ounces of platinum on an annualised basis. A pre-feasibility study to assess the potential for further expansion is in progress and should be completed in March 2004.

IRS's exceptional performance continued with platinum production rising by 132% and overall PGM production by 115%, period-on-period. This increase is mainly as a result of a once-off contract to process 206 000 ounces of platinum from Lonmin together with an increase in spent autocatalyst supplies for recycling.

Prospects

Says CEO Keith Rumble, "Prospects for Implats remain good both in the short and medium term. Demand for platinum is likely to continue at current levels while world supply may be somewhat constrained and a sixth year of supply deficit is possible in 2004."

"On the operational front, costs will continue to remain a key focus, particularly given the current challenging environment and we will endeavour to conduct our operations as efficiently as possible."

"The company is currently on track to achieve a target of 1.9 million ounces of platinum in FY2004. The high cost of inputs is expected to continue to have an adverse effect on cost

performance. However, we are working with suppliers to ensure that the effects of a lower inflationary environment are passed onto producers such as ourselves.

"Earnings for the second half of the financial year are expected to be similar to that of the first half, but will depend on the rand basket price achieved".

Queries:

Keith Rumble
+27 11 481 3956

David Brown
+27 11 481 3926
+27 83 254 4084

Cathie Markus
+27 11 481 3924/5

Ticker symbols:

JSE: Imp
LSE: Ipla
ADR: Impuy

...back to press releases

80


IMPLATS
Distinctly Platinum

Press releases

Implats announces 2-for-1 split of American Depository Receipts (ADRs)

05 February 2004

Impala Platinum Holdings Ltd (Implats) today announced a 2-for-1 split of its American Depository Receipts (ADRs), bringing the ratio to four ADRs to every one ordinary share. The effective date of the split will be with the opening of business in New York on February 9, 2004. Implats initiated its Level 1 sponsored ADR programme in January of 2003, with Deutsche Bank appointed as the depository bank.

This split of the ADR will have no effect on the ordinary shares, which trade on the Johannesburg and London stock exchanges.

Keith Rumble, Chief Executive Officer of Implats said, "We have seen increased interest in our shares from the U.S. investment community since the inception of our ADR programme, and this decision to split the ADR shares reflects our continued commitment to expanding our U.S. shareholder base. We believe that the lower ADR price achieved from the split will make Implats a more attractive investment in the U.S., particularly for the individual investor who will now have the power to purchase a larger block of shares. The greater liquidity we aim to achieve through this action in the U.S. will ultimately benefit all Implats shareholders."

Implats mines, beneficiates and markets platinum group metals (PGMs) and is the world's second largest platinum producer. Based in South Africa, the company has operations in South Africa and Zimbabwe, along with exploration projects in South Africa, the United States, Canada, Brazil and Australia.

Queries:

Cathie Markus
+27 11 481 3924/5

Michelle Roth
732-792-2200

Ticker symbols:

JSE: Imp
LSE: Ipla
ADR: Impuy

Website:
www.implats.co.za

...back to press releases

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
JSE Share code: IMP/IMPO
LSE: IPLA
ADRs: IMPUY
ISIN: ZAE000003554
("Implats" or "the company")

9 /

CAUTIONARY ANNOUNCEMENT

Shareholders are referred to the joint announcement by Implats and Lonmin plc ("the parties") and the Implats cautionary announcement of 18 September 2003 regarding Implats' 27,1% stake in Western Platinum Limited and Eastern Platinum Limited.

Shareholders are advised that it is unlikely that the purchase and sale agreement will be concluded by 31 December 2003, as previously announced. However, the parties anticipate that all formal documentation can be signed and the required funding can be raised by 27 February 2004. The parties continue to work towards finalizing the conditions required in order to enter into the sale and purchase agreement, which include the confirmation of the financial arrangements and advice to their reasonable satisfaction from the Department of Minerals and Energy that the Mining Charter Scorecard credits in respect of production/equity ownership will be granted to Implats upon Incwala becoming HDSA controlled.

Accordingly, shareholders are advised that although there can be no assurance that negotiations will be successfully concluded, to exercise caution when dealing in the company's securities until a further announcement is made.

Johannesburg
12 December 2003
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
LSE: IPLA
ADR's: IMPUY
ISIN: ZAE000003554
("Implats")

82

Implats Trading Statement and Cautionary Announcement

This trading statement and cautionary announcement is issued in accordance with the revised JSE Securities Exchange, South Africa ("the JSE") Listings Requirements, which became effective on 1 September 2003.

Implats' results for the half-year ending 31 December 2003 are expected to be released on 12 February 2004. Conditions for the year to date are such that the group expects both earnings per share and headline earnings per share for the half year ending 31 December 2003 to be substantially below those of the half-year ended 31 December 2002. Shareholder's attention is also drawn to the statement made in the Implats annual report for the year ended June 2003, published in August 2003, that the earnings for the current year were likely to be lower than the 2003 results.

The results of the group have been impacted by a number of factors:

- The 30% increase in the US Dollar platinum price for the first six months to December 2003 compared to the prices achieved for the six months ended December 2002 was offset by the weaker co-product US dollar prices (mainly palladium and rhodium). The resultant dollar basket price per platinum ounce sold was consequently only 7% higher in the 6 months to December 2003.

- The South African Rand has appreciated by 28% against the US Dollar in the 6 months to December 2003 versus the comparable period last year. Consequently Rand revenues per platinum ounce sold have decreased by some 23%.

- The markets for our products remain healthy and Implats has been successful in obtaining orders for all of its production in line with the notable increase in production volumes for the group compared to the previous reporting period.

- Operating efficiencies and costs remain satisfactory.

Notwithstanding the continued excellent operational performance by the group and the higher than expected platinum price, the appreciation of the Rand against the US Dollar and lower minor metal prices has depressed group profits.

In view of the foregoing, the group advises that, as anticipated in the annual report, earnings per share are expected to be substantially lower than the previous corresponding reporting period. In terms of the Listings Requirements of the JSE a

substantial difference in earnings is deemed to be an amount contemplated to be in excess of 30% when compared to the previous comparable reporting period.

The forecasts have not been reviewed or reported on by the group's auditors. Shareholders and interested parties are advised to exercise caution in their dealings in securities until the release of the interim results on 12 February 2004.

Tuesday, December 2, 2003
For more information, please contact:
Mr. D.H. Brown
Tel: 011 481 3926
e-mail: david.brown@implats.co.za
Issued by sponsor:
Deutsche Securities (SA) (Proprietary) Limited

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
Share code: IMP/IMPO
LSE: IPLA
ADR's: IMPUY
ISIN: ZAE000003554
("Implats")

83

Suspension of mining operations at Crocodile River mine

Implats has advised today, 24 November 2003 that the Board of Barplats Investments Limited (Barplats) has resolved to suspend current mining operations at the Crocodile River mine. Implats has an 83% shareholding in Barplats. The mine will be placed on a care-and-maintenance basis as soon as possible whilst alternative options are being evaluated. Crocodile River mine is a wholly-owned operation of Barplats.

This announcement follows the notice given both in the Implats and Barplats annual reports issued in August 2003 that the mine has continued to incur substantial losses and that the various options to bring the mine back to profitability had previously proved to be unsuccessful. This situation has been exacerbated by the continued strengthening of the Rand against the US Dollar, which has had a significant impact on the profitability and viability of the Barplats business.

Implats had hoped to conclude a sale of its interest in Barplats by this time. Although various offers have been received and discussions with a number of parties are continuing, no satisfactory financial conclusion has yet been reached.

In order to minimize further losses, the Barplats board has decided to suspend current mining operations. At the same time trial mining will continue at Zandfontein and supplementary ore resources will be pursued to maintain throughput at the mine's processing operation.

Barplats has been reliant on a R200 million facility from Implats to fund operations, of which R140 million has been used to date. It is estimated that the net cost of care-and maintenance will amount to some R0.5 million per month and the Implats loan will be extended to cover this for the foreseeable future.

Shareholders will be advised of further developments in due course.

Johannesburg
24 November 2003
Sponsor
Deutsche Securities
Member of the Deutsche Bank Group
Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)

84

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/001979/06)
JSE Share code: IMP/IMPO
LSE: IPLA
ADRs: IMPUY
ISIN: ZAE000003554
("the Company")

Further Cautionary Announcement

Shareholders are referred to the cautionary announcement issued by the Company on 18 September 2003 regarding the potential disposal of the Company's 27,1% shareholding in Eastern Platinum Limited and Western Platinum Limited.

Shareholders are advised that discussions are still in progress with Lonmin Plc and other interested parties. Accordingly, shareholders are advised to continue to exercise caution in their dealings in the Company's shares until such time as a further announcement is made.

Johannesburg
31 October 2003
Financial advisor
UBS
Sponsor
Deutsche Securities (SA) (Proprietary) Limited




IMPLATS
Distinctly Platinum

Press releases

NUM and Impala reach settlement
31 October 2003

Joint Announcement by the National Union of Mineworkers and Impala Platinum Limited

The National Union of Mineworkers (NUM) and Impala Platinum Limited (Impala) are pleased to announce that they have reached a two-year settlement on wages and certain conditions of employment in respect of employees in job categories 3 to 8 and crew captains at the company's Rustenburg operations and A and C-lower level employees at the Refineries. The agreement covers 90% of employees at the Rustenburg operations and 44% of the Refineries' employees.

In terms of the agreement, employees will receive a 9.5% increase on package in year 1, and an increase of 1.5% above CPIX in year 2. (Should the latter be less than 7.5% or more than 9%, either party has the right to reopen negotiations on wages only). In addition, Impala has also agreed to increase the minimum package for underground employees to R2,765 per month in year 1 and R3,000 per month in year 2.

The parties have also agreed to the implementation of a seven-day working schedule at the Precious Metals Refinery in Springs and certain shift allowance increases.

Other aspects included in the agreement relate to Impala's increased contributions to employees' provident funds, agreement on annual leave, skills development and additional benefits for crew captains, medical aid, accommodation and job grading.

Both parties acknowledge the role played by John Brand who facilitated the negotiation process by applying a mutual gains methodology.

Queries:

NUM:
Archie Palane
011 377 2000
082 804 9160

Impala
Humphrey Oliphant

082 457 0442

...back to press releases

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
Registration No. 1959/001979/06
Share code: IMP / IMPO
ISIN: ZAE 000003554
("Implats")



Impala Platinum Holdings Limited Cautionary Announcement

Shareholders are referred to the joint announcement of today's date by Implats and Lonmin Plc regarding Implats' 27,1% stake in Eastern Platinum Limited and Western Platinum Limited.

Shareholders are advised that although there can be no assurance that negotiations will be successfully concluded, the transaction may have a material effect on the company's securities.

Accordingly, shareholders are advised to exercise caution when dealing in the company's securities until a full announcement is made.

Johannesburg
18 September 2003
Issued by Sponsor: Deutsche Securities (SA) (Proprietary) Limited

THE FACILITATION OF EMPOWERMENT PROCESS

82

IMPALA PLATINUM HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
Registration number : 1959/001979/06
Share code : IMP / IMPO
ISIN ZAE 000003554
("Implats")
LONMIN Plc
(Incorporated in the United Kingdom)
Share code : LON
ISIN code : GB0031192486
("Lonmin")

IMPLATS AGREES WITH LONMIN THE SALE OF IMPLATS 27.1% IN LONPLATS COMPANIES AND THE FACILITATION OF EMPOWERMENT PROCESS

Introduction

Lonmin Plc ("Lonmin") and Impala Platinum Holdings Ltd ("Implats") announced today that they have signed a non-binding conditional Memorandum of Understanding ("MoU") for the sale by Implats of its entire 27.1% holding in Western Platinum Ltd. and Eastern Platinum Ltd. (together referred to as "Lonplats"). Lonmin currently holds the balance of 72.9% of Lonplats, which is Lonmin's principal operating subsidiary. The sale will simplify the structure of both Implats and Lonmin and lays the foundation for a significant Black Economic Empowerment (BEE) transaction in due course. The sale will also generate substantial additional foreign direct investment by Lonmin in South Africa.

The key terms of the MoU are as follows:

Implats will dispose of its entire 27.1% holding in Lonplats for US$800m. The Principals' Agreement between Lonmin and Implats regulating their relationship as shareholders and governing related matters will terminate by mutual agreement on completion of the transaction, thus ending joint control of Lonplats, the restrictions relating to the introduction of new shareholders and the change of control clause relating to Lonmin. The transaction will occur as follows:

- Implats will sell to Lonmin its 9.1% interest of the issued share capital of Lonplats for a consideration of US$269 million. Part of this consideration will be satisfied by the payment of Implats' share of the final Lonplats dividend, estimated at US$27 million.

- Implats will simultaneously sell 18% of the issued share capital of Lonplats for a consideration of US$531 million to a new company (Newco) to be jointly formed and owned (50:50) by Lonmin and Implats. Historically Disadvantaged South Africans (HDSAs) will be invited to acquire a

controlling stake in Newco in a process that will be facilitated by both Lonmin and Implats and overseen by Lonmin.

- Newco will be funded through an initial equity capital contribution by Lonmin and Implats of US$115.5 million each. The balance of Newco's capital of US$300 million is expected to comprise senior debt facilities, mezzanine finance and HDSA equity. This is expected to be arranged by J.P. Morgan and Standard Bank.

- Lonmin and Implats intend initiating the empowerment process promptly. HDSAs will be invited to subscribe for and/or purchase shares in the equity of Newco with a view to Newco becoming controlled by HDSA's. Lonmin will oversee this process with Implats' participation.

Conditions and Timetable

The parties will enter into the sale and purchase agreement when satisfactory debt financing for Newco has been secured and once the parties have received confirmation to their reasonable satisfaction from the Department of Minerals and Energy that Charter Scorecard credits in respect of units of production/equity ownership will be granted both to Implats and to WPL/EPL upon Newco becoming HDSA-controlled.

The transactions in the shares in Lonplats and the formation of Newco are conditional, inter alia, on the signing of legally binding agreements between the parties, the approval of Lonmin shareholders (being related party transactions under the UK Listing Rules), completion of the financing of Newco and the approval of the South African competition authorities and other relevant regulatory authorities.

Lonmin and Implats will work towards the signing of legally binding agreements between them and Newco by 31 December 2003. Subject to the receipt of the necessary approvals, completion is expected to take place by 27 February 2004.

An announcement containing full details of the transaction, including the financial effects will be made in due course.

Peter Joubert, Chairman of Implats said:

"This transaction has the potential to be another step in Implats' continued rationalisation of its structure in line with the objectives we have set ourselves to unlock shareholder value. As our group has transformed itself from a resource-constrained company to one which has a range of growth opportunities, so the strategic holdings that we have built up over time have become less important. Lonplats has become a good cash generator for Implats' and played a significant role in funding the opportunities for growth. We have, however, consistently maintained our position that we believed that our share price has not recognised the full value of this investment.

Sir John Craven, Chairman of Lonmin said:

"This transaction will consolidate Lonmin's position in Lonplats and end Lonplats joint control, significantly enhancing Lonmin's strategic flexibility. It is a substantial foreign investment in South Africa and also underlines Lonmin's support and endorsement of the South African Government's BEE initiative for the mining industry.

Commenting on the announcement the Minister of Minerals and Energy, Ms Phumzile Mlambo-Ngcuka said:

"The said assets under consideration are amongst the best in SA and in the world.

Successful conclusion of a deal with a BEE partner could be one of the biggest transactions in the mining industry.

We welcome the steps undertaken by Impala and Lonmin and we are optimistic that further discussions between the Department and the two companies will lead to compliance with the requirements of the Broad-Based Socio-Economic Empowerment Charter of the mining industry."

Press Enquiries:

For Lonmin in London

Anthony Cardew/ Clea Bourne CardewChancery +44 207 930 0777

For Lonmin in Johannesburg

Jackie Range CardewChancery +44 7951 010 926

For Implats

Charmane Russell/ Janet Whitaker Russell Associates +27 11 880 3924

Analyst Meeting:

An Analyst Meeting will be held today, 18 September 2003, in London at 14:00 (BST) and in Johannesburg at 15:00 (CAT):

London Analyst Meeting:

Cazenove
20 Moorgate
London EC2R 6DA
+44 20 7588 2828

Johannesburg Analyst Meeting:

Jacaranda Room
Sandton Sun & Towers - Sandton

18 September 2003

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1957/001979/06)
Share code: IMP ISIN: ZAE000003554
("Implats")
Information announcement

88

Results of the offer by Implats to acquire shares in Zimbabwe Platinum Mines Limited ("Zimplats") at A$4.08 per Zimplats share

Implats shareholders are referred to the announcement published on SENS on 30 June 2003 and in the press on 1 July 2003 detailing Implats' firm intention to make an offer to the shareholders of Zimplats, other than Impala Platinum Zimbabwe (Proprietary) Limited, to acquire all of their Zimplats shares for a cash consideration of A$4.08 per Zimplats share ("the Zimplats minority offer"). The Zimpats minority offer opened on 30 July 2003 and closed on 29 August 2003. In light of the acceptance of the Zimplats minority offer by several large Zimplats shareholders immediately before it closed and the possibility that this could influence other Zimplats shareholders who had then not accepted, Impala announced on 2 September 2003 that it would acquire Zimplats shares in the market at A$4.08 per Zimplats share until 11 September 2003 ("the further acquisition").

Investec Bank Limited is authorised to announce that, in terms of the Zimplats minority offer and the further acquisition, Implats has increased its shareholding in Zimplats to approximately 82.5%. Implats' capital outlay in terms of the Zimplats minority offer and the further acquisition amounted to A$128.7 million.

15 September 2003
Johannesburg
South Africa

Date: 15/09/2003 02:11:03 PM Produced by the JSE SENS Department



89

Press releases

Solid operational performance; growth in line with objectives
28 August 2003

244/03/cdr

Solid operational performance; growth in line with objectives
Net profit of R3.4 billion; dividend of R1.8 billion

Impala Platinum Holdings Limited (Implats) reported a solid operational performance for the year ended 30 June 2003, with growth in line with the company's stated objectives.

CEO Keith Rumble noted that, "Implats has continued to deliver value to shareholders in terms of not only increased production but also in bringing to the group blue sky potential through our Zimplats acquisition. In terms of total return to shareholders, which is a combination of share price appreciation and dividends paid, Implats has delivered compound growth of 64% per annum over the past five years."

Review of the year

Implats' gross platinum production rose by 21% to 1.67 million ounces, 1.04 million ounces of which was produced on the Impala lease area where production increased during the year despite the 10-day work stoppage in March 2003.

The group's major metals enjoyed varying fortunes. The platinum market continued to be underpinned by fundamental demand which led to a fourth consecutive year of platinum deficits, which boosted the price. Palladium and rhodium were less fortunate as palladium demand continued to retract and producer selling of rhodium flooded the market. Although dollar revenue held up well, the average rand revenue received per platinum ounce decreased by 11%. Sales revenue declined by 1% to R11.8 billion, as a result of the rand appreciation which was offset by the volume increase.

Cash operating cost per ounce of refined platinum rose by 11% at Impala Platinum which remains one of the most efficient and lowest cost operations in the industry.

Implats continues to be a strong generator of cash, with the margin for the year remaining healthy at 43%. Owing primarily to the significant appreciation of the rand, net profit decreased by 25% to R3.4 billion.

The board has declared a final dividend of 1 750 cents per share, bringing the dividend for the year to 2 650 cents per share. The total dividend for shareholders amounts to R1.8 billion for the 2003 financial year.

Unlocking shareholder value

Shareholder value remains an important value driver for the group.

"One of the most significant events of the year was the unbundling of Gencor's 46.3% shareholding in Implats to its underlying shareholders. Implats had put in place measures to mitigate any significant impact of the unbundling on its own share price, including a share buy-back facility in the event that this was required. Other than to immediately improve Implats' liquidity, the transition has been exceptionally smooth, with long-term holders having consolidated and rationalised their positions ahead of the unbundling.

"Apart from removing the perceived holding company value trap, the increased liquidity has enhanced Implats' position in various international benchmarks, such as the MSCI Emerging Market Index where Implats has risen from a ranking in the mid-50s, prior to the Gencor unbundling, to a ranking of about 27 today. We anticipate that, combined with ongoing performance and investor relations activities, this rating will assist in attracting more global value-seeking funds to the company.

"Already Implats' shareholder register has changed significantly. Whereas just 31% of shares were held offshore a year ago, this had climbed to over 45% by year-end. This rise is also partly attributed to the upgraded Level 1 sponsored ADR programme initiated in January 2003. Further ADR programme upgrades are being reviewed."

Growth strategy remains on track

Implats' growth strategy remains on track to deliver 2 million ounces of platinum by the 2006 financial year. The growth strategy has taken on a new dimension since the acquisition of increased stakes in two Zimbabwean operations early in FY2003. These have yielded significant new avenues for growth on which the company is now capitalising.

Implats signalled the way forward with two company-transforming transactions in July 2002 when it acquired increased stakes in Mimosa Platinum and Zimplats. On 30 June 2003, Implats announced an offer to Zimplats minority shareholders to acquire all of their Zimplats shares for a cash consideration of A$4.08 per share. Having also acquired Absa Bank's interest, Implats became the controlling shareholder with an effective holding of 50.53%. By the close of business in Australia yesterday, this stake had risen to 68%. The offer closes on 29 August 2003 and Implats has indicated that it is not obliged to, nor will it, extend the offer.

"We are comfortable that we have gained for Implats shareholders a strategic advantage for the group, as we have extended Implats' effective resource base. In addition, Zimplats has title to extensive tenements, on a known, shallow, accessible orebody that has the potential to rival that of the Bushveld Complex.

"Although we believe that the offer to Zimplats minorities was fair given the perceived risk in operating in Zimbabwe and Zimplats' capital-hungry expansion plans, from an Implats perspective, the transaction will be value-accretive at a cost of just $1.35 per platinum ounce.

Continued rationalisation of structure

Implats has continued to rationalise its corporate structure as the opportunity has arisen. The interests in Mimosa and Zimplats have been consolidated for a full year for the first time. Although currently these contributions are small, as Implats' interest in Zimplats rises and as expansions at both these operations progress, these are expected to become more significant in the future.

In the interests of simplifying operational structures and creating clarity for investors, further changes can be expected in the near and medium term, if an analysis of these opportunities proves to be value-enhancing to shareholders.

Prospects

Looking forward, the prospects for Implats remain good both in the short and medium term, as existing operations continue to perform well and new projects come on stream, and with continued strong fundamental demand for our products.

"Predicting the performance of the rand is not something we profess to be expert at. Although we believe that further strengthening of the rand in the year ahead is unlikely, the anticipated exchange rate for the forthcoming year is still expected to be stronger than the average rate of R9.06/$ achieved this year. Shareholders should note that the average exchange rate prevailing for the second half of the year of the 2003 financial year was R8.08/$

"In the absence of a sudden and unexpected weakening of the currency, earnings for the coming year are likely to be lower than the results we have reported. Nonetheless, shareholders can continue to expect strong cash flows, substantial earnings, and continued good dividend payouts going forward."

Implats' fully interactive annual report for the year-ended June 2003 is available on the company's website at www.implats.co.za. For a print version of the annual report contact investor@implats.co.za.

Queries:

David Brown
+27 11 481 3926
+27 83 254 4084

Cathie Markus
+27 11 481 3925

+27 82 441 7166

Ticker symbols:

JSE: Imp
LSE: Ipla
ADRS: Impuy

Queries to:
investor@implats.co.za

...back to press releases

90


IMPLATS
Distinctly Platinum

Press releases

Implats' offer reaffirmed as Barbican offer recedes

21 August 2003

Impala Platinum Holdings Limited (Implats) has reaffirmed its $4.08 per share cash offer to the minority shareholders of Zimbabwe Platinum Mines Limited (Zimplats) will remain open until August 29.

Two weeks ago Zimbabwean financial services group, Barbican Holdings, stated its intention to make a $5 a share offer for the approximately 45 per cent of Zimplats owned by minority shareholders, resulting in the Zimplats share price to increase to around $4.74.

Implats now owns more than 55 per cent of Zimplats as well as having a 30% stake in Zimplats' operating subsidiary Makwiro Platinum Mines (Private) Limited.

Implats' Finance Director, David Brown, says Barbican was asked by Zimplats to supply details of the offer by last Friday (15 August).

"While details of the Barbican offer are still to be finalised, it seems clear that any Barbican offer would be for a combination of cash, expected to be around $2, and scrip in an as yet unlisted Australian company. The scrip portion of the bid is quite unspecified and a prospectus will be required.

"The offer, if it materialises, will be conditional due to Zimbabwean government financial controls and requirements for an Australian listing. In addition, it is not clear how Barbican, with a market capitalisation of around $US1.3 million, will be able to fund the offer."

He says the market is highly sceptical that the Barbican offer will eventuate. At close of trading on Wednesday (20 August), Zimplats shares were back to $4.11.

"Zimplats' shareholders, who do not take up the Implats offer, do so at their risk as the Implats' unconditional cash offer of $4.08 per share has only just over six business days to run."

Mr Brown says after August 29, Implats will be under no further obligation to Zimplats' shareholders.

Zimplats' shareholders, who accept the Implats offer, will receive payment within five

business days of acceptance. They will not incur brokerage or stamp duty fees.

CONTACT:

Australia - Investec Wentworth
Ben Smith
(02) 9236 0115 or 0414 373 278

Implats - South Africa
David Brown
+27 11 481 3926 or +27 83 254 4084 Released by FCR

Kerry Gardner
(02) 9235 1666 or 0400 826 741

www.implats.co.za

...back to press releases



91

Press releases

Zimplats' independent directors recommend shareholders accept Implats' offer

30 July 2003

Independent directors of mining company Zimbabwe Platinum Mines Limited (Zimplats) are recommending that shareholders accept a A$4.08 per share cash offer by South African-based Impala Platinum Holdings Limited (Implats).

Shareholders have until 29 August to accept the offer, being posted to them today (30 July 2003) together with a response from Zimplats. The Implats offer is unconditional, and shareholders will receive payment within five business days of acceptance. They will not incur brokerage or stamp duty fees.

Zimplats Chief Executive Roy Pitchford says the company's board had concluded that Implats' offer was fair and reasonable and, in the absence of a higher bid, shareholders should accept. A higher bid is extremely unlikely given that Implats already controls Zimplats and a 30% stake in Zimplats' subsidiary Makwiro Platinum Mines (Private) Limited.

Independent expert Venmyn Rand's valuation, included in the Zimplats' response document, places an estimated medium to long-term value of between A$3.28 and A$4.76 per share on Zimplats, with a mid-point of A$4.02.

Implats' offer price of $4.08 is 45% higher than the volume weighted average share price over the 30 trading days before Zimplats announced that Implats was in discussions with Absa, relating to the acquisition of its stake in Zimplats.

In November 2002, Implats concluded an agreement with Zimplats which regulated the circumstances in which Implats would make an offer to the other shareholders in Zimplats. Absa's indirect stake, acquired last month at A$2.20 per share, lifts Implats ownership to 50.53% of Zimplats.

"It is also 175% more than the volume weighted average share price of $1.48 over the 30 days prior to the announcement of the above-mentioned agreement between Implats and Zimplats in November 2002."

Mr Pitchford says that in order for Zimplats to continue its expansion plans, it requires significant and sustained capital injections over the next decade, particularly if the

underground expansion of unexploited contiguous ore reserves of the Ngezi opencast mine is to continue. However, given the political situation in Zimbabwe, it may be difficult to raise the necessary funding. Furthermore, the benefits of such expenditure will only begin to be realised in the long-medium term rather than the short-medium term.

"There is also the risk that if a significant number of shareholders accept the offer, as is expected, the reduced number of shareholders is likely to affect the volume of Zimplats shares traded and hence their liquidity."

On the release of his company's Offer Document, Implats' CEO Keith Rumble said, "We believe we have made a fair and reasonable offer to Zimplats minorities. We have plans for the Zimplats operation and, given our experience and expertise in the industry, believe we can make a go of it and overcome the risks involved. Implats and Zimplats management will be in Australia next week to meet with shareholders and we will willingly addressing any issues they might have."

* While Zimplats is listed on the Australian Stock Exchange, it is based in Guernsey so is not subject to Australian takeover rules. However, Implats entered into an agreement with Zimplats last November which included that it would make an offer to Zimplats' minority shareholders in certain circumstances.

Queries

Australia - Investec Wentworth
Ben Smith
(02) 9236 0115, or 0414 373 278

Implats - South Africa
David Brown
+27 11 481 3926

www.implats.co.za

Zimbabwe - Zimplats
Roy Pitchford
+263 4 332 427

www.zimplats.com

...back to press releases



92

Press releases

Implats to acquire Absa's stake in Zimplats
30 June 2003

Impala Platinum Holdings Limited (Implats) announced today (30 June 2003) that the company intends to acquire ABSA Bank's 14.82% indirect interest in the issued shares of Zimplats Platinum Mines Limited (Zimplats), for a consideration of R142 million ($19 million). Implats currently holds approximately 35.71% of Zimplats.

Zimplats, which is listed on the Australian Stock Exchange, holds 70% of the Ngezi open cast mine and the Selous Metallurgical Complex (SMC), which comprises Makwiro Platinum Mines, on the Great Dyke in Zimbabwe. Implats currently holds a 30% direct interest in the Makwiro project. Through an agreement with Implats' subsidiary, Impala Refining Services, Implats refines and markets the PGM matte that is produced by Zimplats.

Shareholders are referred to a separate announcement made today (30 June 2003) by Implats in respect of an offer to Zimplats minorities.

Queries

David Brown
+27 11 481 3926
+27 83 254 4084

www.implats.co.za

Cathie Markus
+27 11 481 3925
+27 82 441 7166

...back to press releases

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1957/001979/06)
Share code: IMP ISIN: ZAE000003554
("Implats")

93

Information announcement

Implats firm intention to make an offer to acquire shares in Zimbabwe Platinum Mines Limited ("Zimplats") at A$4.08 per Zimplats share

1. Introduction

Investec Bank Limited is authorised to announce Implats' firm intention to make an offer to the shareholders of Zimplats, other than Impala Platinum Zimbabwe (Proprietary) Limited ("Impala Zimbabwe"),("the Zimplats minority shareholders") to acquire all of their Zimplats shares for a cash consideration of A$4.08 per Zimplats share ("the Zimplats minority offer").

2. Background information on Zimplats and rationale for the Zimplats minority offer

Zimplats, a company listed on the Australian Stock Exchange, is a platinum development and mining company with significant assets in Zimbabwe. Zimplats holds around 165 million ounces of platinum resources in the Great Dyke of Zimbabwe, comprising the majority of the Hartley Geological Complex.

Zimplats holds 70% of the Ngezi open cast mine and the Selous Metallurgical Complex ("SMC") on the Great Dyke in Zimbabwe, which have been combined into a fully operational platinum mine and metallurgical plant. During the last two years, Zimplats secured the financing to build and commission an access road for the entire unexploited mineral resource in the north chamber of the Great Dyke, to open the Ngezi open cast mine and to partially recommission the SMC.

At the Ngezi open cast mine and SMC, Zimplats has now shown the ability to meet its planned operational and economic targets and, in particular, has achieved the grade control targets at the Ngezi open cast mine. Furthermore Zimplats has been able to successfully operate within the current uncertain economic and political environment in Zimbabwe.

The success of its initial operations has now enabled Zimplats to advance plans to expand operations to exploit its 100% owned ore reserves north of the Ngezi open cast mine, in a series of phased expansions, utilising underground methods similar to those successfully used at the Mimosa mine in Zimbabwe. Feasibility studies currently in progress, incorporating promising results to date from the 200 000 ton underground trial mining project, suggest that the planned phased expansions are technically and economically viable.

Implats considers that its strategic association with Zimplats is a key factor in the current and future success of Zimplats, as Implats has both the technical and financial

resources to assist Zimplats in exploiting the potential of its large platinum mineral resources on the Great Dyke region in Zimbabwe.

However, given that Zimplats' potential is more likely to be realised over the longer term rather than the short term, in an uncertain socio-political environment, Implats believes that there are significant risks inherent in realising the potential of Zimplats. The holding of a larger equity interest in Zimplats would facilitate Implats being able to more effectively assist Zimplats with its future expansions, particularly when longer term investment and financial support are required.

3. Background to the Zimplats minority offer

Impala Zimbabwe currently holds 50,53% of the issued shares of Zimplats while Impala Zimbabwe is 70,68% held by Implats. Implats therefore indirectly holds 35,71% of the issued shares of Zimplats. After taking into account Zimplats' commitment to issue shares equivalent to 15% of its existing issued share capital to empowerment shareholders, as well as options granted by Zimplats to its employees and directors, Implats currently indirectly holds 30,01% of Zimplats' shares on a fully diluted basis.

Implats and Zimplats concluded an agreement governing the circumstances under which Implats must make an offer to other Zimplats shareholders ("the offer agreement"), summarised details of which can be found on Zimplats' website at www.zimplats.com. In accordance with the offer agreement, Implats has notified the Zimplats Board of its intention to pursue the Zimplats minority offer. The members of the Zimplats Board excluding those members representing Implats have resolved to recommend to the Zimplats minority shareholders to accept the Zimplats minority offer.

4. Terms of the Zimplats minority offer

4.1 The offer consideration

The Zimplats minority offer will be for a cash consideration of A$4.08 per Zimplats share.

4.2 Timing

Details of the actual offer by Implats to the Zimplats minority shareholders, in accordance with the offer agreement, will be published within 30 days.

5. Funding for the Zimplats minority offer

The maximum potential purchase consideration payable by Implats to the Zimplats minority shareholders is approximately R972 million, which amount is based on the assumptions that all the Zimplats minority shareholders accept the Zimplats minority offer, and an exchange rate of R5.00/A$. The purchase consideration will be funded by Implats using existing cash resources.

6. Acquisition of ABSA Bank Limited's ("ABSA") interest in Zimplats

Separately from the Zimplats minority offer, Implats will acquire ABSA's indirect 14,82% interest in Zimplats by acquiring ABSA's 29,32% interest in Impala Zimbabwe on or about 2 July 2003 ("the ABSA acquisition") at an effective price per Zimplats share that is not greater than the Zimplats minority offer price. As a result, Implats' effective interest in the issued shares of Zimplats will increase to 50,53% on an undiluted basis and 42,46% on a fully diluted basis, prior to any Zimplats shares acquired by Implats in terms of the Zimplats minority offer.

7. Financial effects of the Zimplats minority offer and ABSA acquisition on Implats

The Zimplats minority offer and the ABSA acquisition are expected to have little effect on Implats' earnings and net asset value in the short term, but in the medium to longer term will have a more meaningful positive effect.

30 June 2003
Johannesburg
South Africa

Investment bank and advisor in South Africa

Investec Corporate Finance
Investec Bank Limited
(Registration number 1969/004763/06)

Investment bank and advisor in Australia

Investec Wentworth
Australia

Legal advisor in South Africa

Routledge-Modise Attorneys
Established 1692

Legal advisor in Australia

Blakiston & Crabb Solicitors



94

Press releases

Implats opens R65 million Sulfacid™ plant
12 June 2003

223/03-jw

Expenditure part of Impala's long-term air quality management programme

Implats subsidiary Impala Platinum today announced the official opening of a R65 million Sulfacid™ plant at its Rustenburg smelter operations. The plant, which will significantly reduce the levels of sulphur dioxide in smelter gas, is an important aspect of Impala's air quality management programme in North West Province.

The Lurgi Metallurgie Sulfacid™ technology on which the plant is based, collects up to 80% of the sulphur dioxide in the electric smelter gas and converts it to sulphuric acid, which in turn can be used productively by other industries.

Extensive research was conducted into sulphur removal processes before the project was implemented in South Africa. The technology selected is based on that used by the European paint pigment industry.

Speaking at the plant opening, Keith Rumble, CEO of Implats said: "Breathing clean air is the right of every human and it is vital that Impala Platinum does everything possible to ensure that air around our operations is as clean and healthy as it can be. This plant has an important part to play in our programme to minimize the effects of our operations on the quality of the air and is in line with our commitment to being a responsible corporate citizen in the region in which we operate."

The plant, which has been operational since October 2002, has already reduced sulphur dioxide atmospheric pollutants by over 50%.

North West Premier, Dr Popo Molefe said: "While companies such as Impala Platinum make a valuable contribution to the economy of North West Province, it is also important that they do not lose sight of their responsibilities to the communities and the environment in the region and so we acknowledge what the company is doing by implementing new technology to help improve air quality."

Also officiating at the opening of the plant, the Deputy Minister of Environmental Affairs and

Tourism, Ms Rejoice Mabudafhasi said: "Economic development is a cornerstone of growth, but should not come with an environmental cost. It is important that companies take steps to counter the negative consequences of their operations and Impala Platinum is to be commended for having taken an important step in the right direction."

Queries

Ilse Meiring
+27 11 481 3943
+27 82 448 2447

www.implats.co.za

Ticker symbols

JSE: Imp
LSE: Impla
ADRS: Impuy

...back to press releases


IMPLATS
Distinctly Platinum

Q5

Press releases

Ex-Gencor shareholders welcomed as shareholders of Implats

10 June 2003

222/03-cdr

Following the unbundling of Gencor, ex-Gencor shareholders are able to trade as Implats shareholders with effect from today (10 June 2003). In a letter sent to this new group of shareholders, Implats' chairman Peter Joubert welcomed them, wishing them a long and fruitful association with the company.

As a consequence of the unbundling, Implats' free-float has increased significantly to 100%, which will result in improved liquidity of the share on international markets. At the same time, the company's rating, in respect of particularly the MSCI index, should also improve in line with the increase in the free float.

Toll free numbers have been set up to address any queries by ex-Gencor shareholders as follows:

South Africa: 0800 203 964
United Kingdom and Europe: 0800 015 5762
United States: 1866 245 4351

Queries

Ilse Meiring
+27 11 481 3943
+27 82 448 2447

www.implats.co.za

Ticker symbols

JSE: Imp
LSE: Impla
ADRS: Impuy

Africa Index Series

96

12 May 2003

Following shareholder approval of the resolution for Gencor to unbundle its shareholding in Impala Platinum and further to notification from the Stock Exchange, FTSE and the JSE announces the following changes:

INDEX CHANGE EFFECTIVE FROMSTART OF TRADING FTSE/JSE Africa Top 40

Impala Platinum (South Africa, ZAE000003554, 6457804) will remain in the index with an unchanged shares in issue figure of 66,066,000 and an increased investibility weight of 100%.

19 May 2003

FTSE/JSE Africa All Share

Impala Platinum will be treated as detailed above.

19 May 2003

FTSE/JSE Africa Resource 20

Impala Platinum will be treated as detailed above.

19 May 2003

Gencor will change classification from 048 Resources - Platinum to 879 Financials - Speciality & Other Finance on 19 May

For FTSE / JSE index enquiries or further information about FTSE / JSE please contact:

Client Services in UK: Tel: +44 (0) 20 7448 1810
Client Services in US: Tel: +1 212 825 1328 or +1 415 445 5660
Client Services in Asia Pacific: Tel: +852 2230 5800 or +65 6223 3738
JSE Securities Exchange South Africa Tel: (27 11) 520 7702 or +520 7777

Or, email your enquiries to info@ftse.com, indices@jse.co.za or visit our website at www.ftse.com or www.ftsejse.co.za

Date: 12/05/2003 05:52:16 PM Produced by the JSE SENS Department

(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
JSE Share code: IMP
LSE: Impla
ADRS: Impuy
ISIN: ZAE 000003554
("Implats or the company")

97

Work Stoppage at Implats has ended

The work stoppage at Implats has ended, with employees having returned to work with effect from the night shift on 30 March 2003.

The financial implications for the company remain the same as was issued in a statement on Friday 28 March 2003.

Management will be working with employee representatives to identify ways of making up the lost production suffered during the work stoppage.

31 March, 2003
Issued by Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

Queries:

Ilse Meiring
082 448 2447

Charmane Russell
082 372 5816

www.implats.co.za

98

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
JSE Share code: IMP
LSE: Impla
ADRS: Impuy
ISIN: ZAE 000003554
("Implats")

Work Stoppage at Implats - Update and Financial Implications Update:

Good progress has been made with discussions with employee representatives at Impala Platinum where about 18,000 of the company's 28,000 employees at operations on the Impala Lease Area have been engaged in an unprotected and illegal work stoppage.

An agreement was signed with employee representatives on Thursday night (27 March 2003), in terms of which employee representatives would urge all employees to return to work with immediate effect. Because large numbers of employees have left the property in advance of the weekend, it is likely that the return will be effective from the night shift on 30 March.

Management has in return agreed:

- To discuss issues of concern relating to the Provident Fund
- Not to embark on any disciplinary action as a result of the work stoppage; and
- To return to the original funeral benefits scheme.

This follows ongoing discussions with the National Union of Mineworkers (NUM) and other employee representatives over the past few days.

The company views this outcome as a win-win situation. The company has avoided disruption to the operation through mass dismissal and will be able to re-build its relationship with employees and employee representatives in a constructive manner.

Efforts will be made to make up some of the production that has been lost.

Background:

The work stoppage began when employees on the northern shafts (representing about 45% of production) did not proceed on the night shift on 13 March. The work stoppage continued on 14, 15 and 17 March. The southern shafts (representing about 55% of production) joined the work stoppage on 18 March.

The company obtained a Labour Court interdict on Thursday 20 March for employees to return to work. Employee representatives had until 27 March to respond to the interdict. The interdict was unopposed and, consequently, a court order was issued in line with the interdict on 27 March.

Initially the main issue appeared to be related to dissatisfaction with new funeral benefits that had been implemented by the Provident Fund with effect from 1 March 2003, after negotiation with and agreement by union representatives. Within a few days a demand emerged for the payout of funds by the Impala Workers Provident Fund to employees. This demand could not be acceded to for legal and other reasons, without employees being dismissed or resigning from the company. Of great concern to the company was the misunderstanding of the issues amongst the workforce and a failure to understand the personal consequences of these actions. The average length of service of Impala employees is in the region of ten years; the personal implications for employees of losing benefits accrued in line with the length of service, as well as accrued Provident Fund benefits for employees and their families after employees have retired, is significant.

No dispute has ever been called and the work stoppage has remained unprotected and illegal in terms of the Labour Relations Act. Although the company has the right to dismiss employees in line with the company's Disciplinary Code, supported by the Court Order, Impala has remained firm in the view that mass dismissal would be the remedy of last resort. This is in light of the company's past good relations with employees.

Financial implications for the company:

The company will have lost 9.5 effective production days (as at the end of business today, 28 March 2003), equivalent to 35,150 oz of platinum production. This has resulted in a loss in revenue of approximately R265 million and a loss of about R139 million in attributable income (or net profit). Employees have lost about R24 million in income. It is unlikely that the majority of this production will be made up by the company's year-end at 30 June 2003. The lower expected production for the year to June 2003 will have an impact on unit costs for the period, but it is expected that production and costs will return to normal levels within a short period of time.

28 March, 2003

Queries:

Ilse Meiring
082 448 2447

Charmane Russell
082 372 5816

Issued by: Sponsor
Deutsche Securities (SA) (Proprietary) Limited

99


IMPLATS
Distinctly Platinum

Press releases

Response to queries: Mineral and Petroleum Royalty Bill

27 March 2003

Impala Platinum Holdings Limited (Implats) is very concerned at the possible implications of the proposed Mineral and Petroleum Royalty Bill released for comment last week. We intend to address the ambiguity regarding potential double royalty payments in terms of the proposed Bill (4% of gross sales) and the Mineral and Petroleum Resource Development Act (Act No. 28 of 2002), which includes a provision for the continuation of existing royalty payments to the Royal Bafokeng Nation. We have communicated our concerns in the strongest terms to the National Treasury. A meeting has been scheduled to address these concerns with the National Treasury.

Issues include:

- No credit for Royal Bafokeng Nation community-based royalty payments
- No phased-in approach on new projects
- Potential increased cost of borrowing, particularly for new BEE entrants
- Ambiguity regarding the treatment of concentrate producers with, again, a potential negative impact on new BEE entrants.

Queries

David Brown
+27 11 481 3926
+27 83 254 4084

Ticker symbols

JSE: Imp
LSE: Impla
ADRS: Impuy

www.implats.co.za

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
JSE Share code: IMP
LSE: Impla
ADRS: Impuy
ISIN: ZAE 000003554
("Implats")

Update at Impala

Impala Platinum Holdings Limited confirmed today that the unprotected and illegal work stoppage at its operations on the Impala Lease Area is continuing.

Although 2,000 employees reported for duty this morning, the majority of the18,000 employees engaged in the work stoppage did not report for duty prior to the 09:00 deadline.

Discussions with the National Union of Mineworkers continue.

At the same time Impala has issued a notice to employees to return to work and has detailed the potential consequences should they fail to do so. Impala remains hopeful that the issue can be resolved without resorting to mass dismissal.

25 March, 2003
Issued by Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

Queries:

Ilse Meiring
082 448 2447

Charmane Russell
082 372 5816

www.implats.co.za

101

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
JSE Share code: IMP
LSE: Impla
ADRS: Impuy
ISIN: ZAE000003554
("Implats" or "the company")

Update at Impala

Implats confirms that the work stoppage at its operations on the Impala Lease Area in North West Province has continued today (20 March 2003).

Discussions with the National Union of Mineworkers ("NUM") have continued amicably, with NUM leadership having undertaken to discuss issues with their members today. At a mass meeting this morning, employees were urged to go home ahead of the long weekend* and to return to the premises on Monday. Large numbers of employees appear to have done this.

Ultimatums have now been issued to employees to return to work. The company has applied to the Labour Court for an interdict to support this.

As at the close of business on 20 March 2003, if production at Implats cannot be made up, then Implats would have lost an effective four days of production at a rate of approximately 3,700oz of platinum per day or R10m to R15m in attributable income per day.

* Friday, 21 March 2003 is a public holiday in South Africa.

For further queries:

Ilse Meiring
082 448 2447

Charmane Russell
082 372 5816

20 March 2003
Johannesburg

Issued by Sponsor
Deutsche Securities (Proprietary) Limited

Impala Platinum Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
JSE Share code: IMP
LSE: Impla
ADRS: Impuy
ISIN: ZAE000003554
("Implats" or "the company")

Work stoppage extends to all underground employees at Impala

Impala Platinum Holdings Limited (Implats) has confirmed that the unprotected work stoppage at the company's north shafts has continued, and has now been extended to the southern shafts, at the company's operations on the Impala Lease Area in North West Province.

The stoppage now involves most underground employees (about 70% of employees) on the Impala Lease Area. Management continues to meet with the National Union of Mineworkers ("NUM") to resolve the matter. The situation is exacerbated by the fact that no demands have been made of management and that the work stoppage appears to be related to disagreements within the union movements.

Production has now been affected with the Mineral Processes operation running at about 20% of capacity as ore is sourced from open cast operations and the surface stockpile.

Implats estimates that the cost of the production loss could amount to 2,700 ounces of platinum or in the region of R24 million per day if the production is not made up.

Note for background:

The work stoppage relates to a disagreement in respect of funeral benefits payable to employees who die as a result of non-work related causes, including AIDS, as well as motor vehicle and other accidents, cancer, diabetes, etc. All employees are covered for funeral benefits amounting to R10,000 payable by the company's Provident Fund in line with an agreement reached with the NUM on this matter in January 2003.

Historically, employees received R5,000 funeral benefits and could also access additional funds from a so-called Welfare Fund, which had been funded by the proceeds from on-mine recreational facilities. The Fund proved to be unsustainable as fewer employees chose to live in on-mine hostels, while demands on the Fund also increased through an increase in HIV/AIDS related deaths.

Implats had been in discussions with the NUM on this issue since 1999.

For further queries:

Gert Ackerman
(011) 481 3936 (Tel)

082 574 3014 (Cell)

Paul Visser
082 576 6376 (Cell)

18 March 2003
Johannesburg
Issued by Sponsor
Deutsche Securities (Proprietary) Limited

103

(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
JSE Share code: IMP
LSE: Impla
ADRS: Impuy
ISIN: ZAE 000003554
("Implats")

17 March 2003

Work stoppage at some Impala Platinum shafts

Implats has confirmed that there is an unprotected work stoppage at the north shafts (shafts 6, 7A, 7, 8, 12 and 14) at the company's operations on the Impala Lease Area in North West Province. The stoppage involves approximately a third of the employees and relates to a disagreement over new funeral benefits, which had recently been agreed to by the National Union of Mineworkers ("NUM") and management. Management is meeting with the NUM to resolve the matter.

At this stage the impact on production is minimal as the Mineral Processes operation is processing ore from the southern operations and the stockpile.

Further announcements will be made in due course.

For further queries:

Gert Ackerman
(011) 481 3936 (Tel)
082 574 3014 (Cell)

Paul Visser
082 576 6376 (Cell)

Issued by Sponsor:
Deutsche Securities (SA) (Proprietary) Limited

104


IMPLATS
Distinctly Platinum

Press releases

Implats interims results FY2003
12 March 2003

177/03-cdr

Continued delivery to Shareholders, says Implats CEO

Attributable income of R2bn (US$200m) for interim period;
R600m dividend payout to shareholders

Impala Platinum Holdings Limited (Implats) reported turnover of R6.4bn (US$635m) and attributable income of R2.0bn (US$200m) for the six months ended December 2002. This was in line with an increase in production of some 14% to 773 000 platinum oz - a record for the group.

Implats CEO Keith Rumble noted that this reflects another strong performance for the company, and an indication that the company's growth strategy – which is set to deliver 2 million ounces of platinum by 2006 – remains well on track.

Financial review

Compared to the corresponding period last year, which now includes the results of the production from Zimbabwe operations for the first time:

- Turnover rose by 21% to R6 410.7m (US$635m) on the back of a 13% increase in sales volumes and higher rand metal prices.
- Cost of sales increased by 24% to R3 375.9m (US$335m) as a result of a 15% rise in PGM production and inflation-related increases.
- Unit costs for the Impala Lease Area is a good indicator of the underlying performance of the company, rising by only 9.6% overall, which is lower than CPIX of 12.4% for the same period.
- Exchange translation losses on US dollar-denominated balance sheet items were incurred for the period of R211m versus a gain of R274m the previous six months. At the date of the previous valuation of debtors/advances on 31 December 2001, the rand-dollar exchange rate was 12.00 compared to a corresponding rate of 8.56 on 31 December 2002.

- The cash position decreased to R2.3bn (US$271m) from R3.2bn (US$305m) as at 30 June 2002.
- Capital expenditure for the period was R727m (US$72m) and is anticipated to be R1.2bn in the second half of the year.
- Attributable income declined by 8% to R2 011m (US$200m).

The board has declared a dividend of R9.00 per share for the interim period. This is in line with the company's stated dividend policy.

The market

Sales held up well, despite the global economic malaise. Platinum prices rose 23% in dollar terms and by 32% in rand terms compared to the corresponding period under review. However, due to weaker palladium and rhodium prices the dollar revenue per platinum ounce sold was down 1%.

The strength of the market was particularly marked for platinum, where robust automotive sales - which were incentive-driven in the US - belied poor economic conditions in first world markets.

Chinese jewellery consumption grew by nearly 20% in 2002. Should prices remain at the current high levels, this trend could be reversed.

Palladium's woes continued with ample supply outstripping demand as consumer destocking continued and the full effects of substitution were felt. A swing back to palladium in the automotive industry in the long term has become a reality, as users are encouraged by lower prices and abundant supply.

Safety and health

Safety efforts at all of Implats operations were intensified during the year, with excellent safety performances recorded at Crocodile River, Marula Platinum and the refineries, and a continued improvement at the Impala Lease Area. Particularly notable was the success of the Fall of Ground safety campaign launched following the voluntary closure of 11 shaft in May last year, after a spate of fall of ground accidents. The incidence of falls of ground has decreased by almost 95%.

Regrettably, and despite the increased emphasis on safety which resulted in a 40% reduction in the lost time injury frequency rate, three employees lost their lives during the period due to mining-related accidents. The Board and management extend their condolences to the family and colleagues of the deceased.

Operational review

Mining operations on the ***Impala Lease Area*** progressed well, with tonnes mined up by some 9.6%. Tonnes milled rose by some 5%, with platinum production reaching 545 000oz

for the half-year. On-mine unit costs were well-contained, rising by 9.6% per platinum ounce and 7.6% per PGM ounce.

Impala's processing and refining assets continued to deliver an excellent performance. Not only were recoveries commendable, but unit costs increased by only 4% as gross throughput (which includes throughput through Impala Refining Services (IRS)) rose by 14%. A scoping exercise – to increase refining capacity to 2.5 million ounces – has been initiated.

At ***Marula Platinum***, development is progressing well - on time and within budget. Stockpiles are currently being built up in anticipation of plant construction in September 2003, with the first stoping activities scheduled for October 2003.

Crocodile River Mine turned in a disappointing performance for the period. Shareholders are referred to a separate announcement made by Barplats. Tonnes milled decreased significantly as mining operations encountered difficult geological conditions. Platinum ounces in concentrate fell by 25% to 16 290oz, with a resultant loss in attributable income of R17m (US$1.7m).

IRS produced another good performance for the year, with platinum production rising by 32%. Accordingly, revenue rose to R1.5bn (US$149m). However, translation exchange rate losses of R148m for the six months ended 31 December 2002, relating to dollar advances to customers, had an impact on attributable income.

Implats relationships with and interests in strategic alliance partners remain an important element in the company's operating and growth strategy. Particularly good earnings continue to be made by Lonplats with a net contribution of R368 m. The group's interests in Zimbabwe show good growth and operations are proceeding as planned. The Zimbabwean investments remain of strategic importance in the longer term.

Prospects

Looking ahead, Implats anticipates that the platinum market will remain firmly underpinned by continued fundamental demand.

In the longer term, the group's growth strategy remains on track to deliver 2 million ounces of platinum by 2006. The company remains a high margin, cash generating business and remains well-placed to continue to deliver shareholder value.

Given the current strength of the South African currency and the resulting lower rand product prices, the group anticipates earnings levels significantly down on those of 2002.

Note

The US$ equivalents are provided for guidance purposes only. Balance sheet items have been converted at period end rates. Income statement items have been converted at the relevant average achieved rates per period.

Queries

David Brown
+27 11 481 3926
+27 83 254 4084

Cathie Markus
+27 11 481 3925
+27 82 441 7166

Ticker symbols

JSE: Imp
LSE: Impla
ADRS: Impuy

www.implats.co.za

...back to press releases


IMPLATS
Distinctly Platinum

105

Press releases

Barplats interim results FY2003
12 February 2003

178/03-cdr

Disappointing performance for Barplats

Barplats Investment Holdings Limited (Barplats) which is 83% held by Impala Platinum Holdings Limited (Implats) turned in a disappointing performance for the six months ended 31 December 2002. Mining development at the group's only operation, the Crocodile River Mine, was severely hampered by geological and other problems during the period, resulting in an attributable loss of R17 million.

Barplats Chairman Keith Rumble noted that Barplats was always going to be a challenge. "Initially, the mine start-up proceeded well, with a healthy build up in production from the opencast operations. However, development from the underground operations was much slower than expected and had a major impact on available face length and consequently tonnes mined. The poor operational performance was exacerbated by lower by-product prices and the impact of the strengthening rand."

Key features of these results compared to the six months to 31 December 2001 include:

- Continued good safety performance continued, with just one single lost time accident in the six months.
- Pressure placed on costs by difficult hanging wall conditions necessitating a reduction in bord widths. This had a dramatic impact on operating efficiencies and resulted in a 24% increase in cash costs.
- Satisfactory metallurgical performance.

As part of an ongoing process to bring this project back on track, a new mine plan is being developed. The move to a hybrid mining method, which comprises mechanized development and conventional stoping combined with mechanized cleaning operations, should result in increased development rates. This should improve efficiencies, lower mining costs and ensure a build-up to plant capacity by December 2003.

Kennedy's Vale

Drilling continued at Barplats' second property, the Kennedy's Vale project on the Eastern Limb of the Bushveld Complex, with 12 holes completed during the period. A review of the additional properties surrounding Kennedy's Vale has begun with the aim of optimizing the mine plan.

Prospects

It is expected that tonnage throughput will reduce during the second half of the year due to the difficult underground conditions and the depletion of opencast reserves. In addition, rand strength will impact on the revenue basket received and it is therefore forecast that this will result in the loss increasing significantly for the balance of the financial year.

Queries

Gert Ackerman
+27 11 481 3900
+27 82 574 3014

Ticker symbols

JSE: Imp
LSE: Impla
ADRS: Impuy

www.implats.co.za

...back to press releases

RIGHTS TO 25% STAKE IN TWO RIVERS PLATINUM

106

Anglovaal Mining Limited

Reg. No. 1933/004580/06
(Registered in the Republic of South Africa)
(Share Code: AIN)
(ISIN: ZAE 000017141)

Impala Platinum Holdings Limited

Reg. No 1957/001979/06
(Registered in the Republic of South Africa)
(Share Code: IMP)
(ISIN: ZAE 000003554)

TISO CAPITAL (Pty) Limited
Reg. No. 99/10875/07

CONSORTIUM ACQUIRES RIGHTS TO 25% STAKE IN TWO RIVERS PLATINUM

Two Rivers Platinum (Pty) Limited ("Two Rivers") is pleased to announce that it has signed a memorandum of understanding with a new partner consortium, to be managed by TISO Capital (Pty) Limited ("TISO"), to acquire up to 25 percent of Two Rivers.

Shareholders within the TISO consortium comprise: TISO; Safika Investments; Aka Resources; Siyanda Resources, which represents a large number of black mining professionals; and a trust to be formed for the benefit of the community surrounding the new Two Rivers mine.

Commenting on the joint venture, the Minister of Minerals and Energy, Phumzile Mlambo-Ngcuka said: "This joint venture signifies real empowerment in that it is a broader sector of the community that will benefit through the creation of permanent and contract jobs. The deal responds to the call by government that mining should benefit broader communities and be an engine of socio-economic development.

"The Minerals and Resource Development Act, July 2002 stipulates that mineral resources are the common heritage of all South Africans and collectively belong to all the people of South Africa; that the State must consequently ensure that benefits emanating from the exploration of our mineral resources accrue to all citizens; that government redress the results of the past racial discrimination and ensure that historically disadvantaged persons participate meaningfully in the mining industry.

"Government therefore commends companies like Anglovaal Mining Limited ("Avmin") and Impala Platinum Holdings Limited ("Implats") for being such keen players in empowering previously disadvantaged persons."

Avmin and Implats recently formed Two Rivers to manage and operate the new mine located in the eastern limb of the Bushveld complex, near the town of Lydenburg.

"Avmin and Implats are delighted to be in partnership with the Tiso consortium, which brings a combination of strong commercial leadership and active participation through the collective capabilities of the consortium" said Avmin Chairman Rick Menell.

"Nearly 1 000 new permanent and contract jobs will be created by the mine with further job creation prospects possible in supportive industries in the broader community," added Menell.

Two Rivers has appointed Avmin as manager to conduct future developmental and operating activities.

"The advanced feasibility study on a new mine suggest the sinking of a decline shaft is the best option to access the ore body and that mechanised mining would allow the mine to attain full production within two years after the sinking of a shaft. A concentrator plant would be erected on site and Impala Refining Services (IRS), a wholly owned subsidiary of Implats, will purchase the concentrate of smelting and refining and will conduct the PGM marketing," Rick Menell noted.

The base metal in concentrate will be toll-refined by IRS and the marketing conducted by Avmin.

Implats CEO, Keith Rumble, said that the deal forms a part of Implats' long-term empowerment strategy. "An important part of the way we work at Implats is to form partnerships and joint ventures to turn to account mineral reserves to the benefit of shareholders, employees and communities. But the process of transformation must not and will not be isolated to boardrooms through equity deals. Only once we have succeeded in transforming the company at all levels can we say that we are succeeding in empowerment."

The Two Rivers and TISO consortium memorandum of understanding is currently being documented into a shareholders agreement, which will ultimately result in Avmin holding 41,25 percent of the new venture, with Implats holding 33,5 percent and the TISO consortium 25 percent. Avmin and Implats will combine their interest into a new holding structure, which will hold 75 percent of the project and be managed by Avmin. The TISO consortium will hold the remaining 25 percent.

On behalf of the consortium, TISO Deputy Chairman, Nkululeko Sowazi, said: "Our consortium looks forward to working with Avmin and Implats in developing this project and anticipates with enthusiasm the prospect of further entrenching black participation the platinum sector from the perspective of ownership, management, community development and procurement.

The conclusion of the agreements pertaining to this new partnership will be subject to certain conditions, including:

- the conclusion and acceptance of a shareholders agreement;
- the approval of the Board of Directors of Two Rivers; and
- obtaining the necessary regulatory and statutory approvals, including a mining licence.

Johannesburg
17 January 2003

Issued by: Sponsor to Avmin and Impala
Deutsche Securities (SA)(Pty) Limited

107


IMPLATS
Distinctly Platinum

Press releases

NUM dispute with Implats re benefits
09 January 2003

162/03-cdr

Impala Platinum Holdings Limited wishes to place on record accurate information in respect of the dispute declared by the NUM against Impala Platinum Limited's Rustenburg operations regarding funeral benefits.

The facts are as follows:

All Impala employees are covered for an amount of R5000 for funeral benefits, irrespective of the cause of death. Historically, however, additional funds have been made available for other expenses, including transport for mourners to funerals, transport of the body, from a welfare fund. Income from this fund was generated through sales at company-owned recreational facilities on-mine. Over time, this source of funding has far been exceeded by the demands placed upon it. This has been exacerbated by the tragic increase in deaths as a result of HIV/AIDS and the decreasing use of these facilities as fewer and fewer employees choose to live on-mine.

Although the company continued to fund the significant shortfalls within this fund for some years, this was not sustainable in the long-term. In addition, as part of the company's ongoing strategy to focus on profitable core business, these loss-making recreational facilities were outsourced last year.

In anticipation of the "welfare" funds' financial crisis, Impala management drew these problems to the attention of the four branch committees in 1999. Protracted discussions were held and both parties brought a number of possible solutions to the problem to the table. Due to the impending insolvency of the "welfare" fund, several deadlines were set by the company to resolve the issue, most of which were not met. Finally, in October 2002, three of the branch committees put forward a proposal that would involve the voluntary purchase of additional cover through a union-selected service provider. One branch committee would not support the proposal.

Following further discussions, the regional office of the NUM declared a dispute with Impala on 18 December 2002, and referred the matter to the CCMA on 3 January 2002. Although no date has been set for the hearing by the CCMA, it is anticipated that this will occur

within the 30 day period from which the dispute was referred to it.

The dispute has had no impact on operations. Impala and the NUM are engaged in a normal process to resolve a complex and emotive issue and the company is convinced that a satisfactory outcome should emerge in the near-future.

Note that all of the above applies to death benefits in the event that an employee dies as a result of a non-work related accident.

Queries

Humphrey Oliphant
+27 82 457 0442

Ticker symbols

JSE: Imp
LSE: Impla
ADRS: Impuy

www.implats.co.za

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108

IMPALA PLATINUM HOLDINGS LIMITED
Registration No. 1957/001979/06
ISIN: ZAE 000003554
SHARE CODE: IMP

SPONSORED ADR PROGRAM INITIATED

Impala Platinum Holdings Limited (Implats) is pleased to announce the initiation of a sponsored Level I American Depository Receipt (ADR) programme. Deutsche Bank has been appointed as the depository bank. The new, sponsored ADRs now trade under the ticker symbol IMPUY, with two ADRs comprising one ordinary share. The new cusip number is 452553308.

Keith Rumble, Chief Executive Officer of Implats said, "Our initiation of a sponsored Level I ADR programme further highlights our ongoing commitment to our growing US shareholder base. We have responded to the requests of these shareholders to create a more visible profile and liquid market in the U.S. by taking this step. We believe that this improvement in Implats' ADR programme will ultimately benefit all our shareholders globally.

Mr. Rumble continued, "We were very impressed with the commitment and dedication of Deutsche Bank's ADR group and their ability to customize a programme to fit an issuers' needs, while effectively servicing our shareholders."

Implats mines, beneficiates and markets platinum group metals (PGMs) and is the world's second largest platinum producer. Based in South Africa, the Company has operations there and in Zimbabwe, along with exploration projects in the United States, Canada, Brazil and Australia.

For further information please contact:

In South Africa:
Cathie Markus - Impala Platinum
27-11-481-3925 (o)
27-82-372-5816 (m)

Charmane Russell - Russell & Assoc.
27-11-880-3924 (o) 27-82-441-7166 (m)

In the United States:
Michelle Roth
(732) 792-2200 (o)

Johannesburg
7 January 2003

Issued by:
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited


END